As confidentially submitted to the Securities and Exchange Commission on November 12, 2020.

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Roblox Corporation

(Exact name of registrant as specified in its charter)

Delaware	7372	20-0991664
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Roblox Corporation

970 Park Place, San Mateo, California 94403

(888) 858-2569

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David Baszucki

Founder, President and Chief Executive Officer

970 Park Place, San Mateo, California 94403

(888) 858-2569

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Tony Jeffries Michael Coke Lianna Whittleton Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Mark Reinstra Adele Freedman Roblox Corporation 970 Park Place San Mateo, California 94403 (888) 858-2569	Kevin P. Kennedy Simpson Thacher & Bartlett LLP 2475 Hanover St Palo Alto, California 94304 (650) 251-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, par value $0.0001 per share		$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated                     , 2020.

             Shares

Class A Common Stock

This is the initial public offering of shares of Class A common stock of Roblox Corporation.

We are offering to sell              shares of Class A common stock in this offering. The selling stockholders identified in this prospectus are offering to sell an additional              shares of Class A common stock. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to twenty votes per share and is convertible at any time into one share of Class A common stock. Following this offering, entities affiliated with David Baszucki, our Founder, President, Chief Executive Officer and Chair of our board of directors will hold all outstanding shares of our Class B common stock representing approximately     % of the voting power of our outstanding capital stock. As a result, Mr. Baszucki will be able to significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws and the approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction. Also as a result, we believe we are eligible for, but do not intend to take advantage of, the “controlled company” exemption to the corporate governance rules for New York Stock Exchange-listed companies.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price per share will be between $         and $        . We intend to apply to list our Class A common stock on the New York Stock Exchange under the symbol “RBLX.”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings.

See the section titled “Risk Factors” beginning on page 18 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Roblox Corporation	$	$
Proceeds, before expenses, to selling stockholders	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than              shares of Class A common stock, the underwriters have the option to purchase up to an additional              shares from Roblox Corporation.

The underwriters expect to deliver the shares against payment in New York, New York, on or about                     , 2020.

Goldman Sachs & Co. LLC	Morgan Stanley	J.P. Morgan

Allen & Company LLC	BofA Securities	RBC Capital Markets

Prospectus dated                     , 2020

ROBLOX

31.1M DAUS 22.2B HOURS ENGAGED $589M REVENUE $1.2B $345M OPERATING CASH FLOW *all metrics for the nine months ended 9/30/20

AGE 21
UNITED STATES
DEVELOPER: MY DROPLETS

AGE 13
UNITED STATES
FAVORITE GAME: WELCOME TO BLOXBURG

AGE 26
UNITED STATES
DEVELOPER: POWER HIGH

AGE 14
UNITED STATES
FAVORITE GAME: MURDER MYSTERY

“As a developer on Roblox, I’ve learned that games aren’t always about winning, some are sort of challenging and some are about creating experiences you wish to share with others.” “I like Roblox because there are so ~ many different games, and it helps kids have fun and be creative.” “Roblox brings the creativity out of every individual. I’m so grateful to be part of a community that pushes each other to succeed.” “The best part about Roblox is chatting online with all my friends from around the world.”

“The limitless possibilities Roblox has unlocked for me have changed my life - for the better. The tools, community, and experience Roblox has given me turned my passion into a career.” “I enjoy playing Roblox because it’s super engaging and the developers are passionate about their games.” “I’ve grown a lot as a developer by using the platform. Roblox helped me grow my passion for game creation while enabling me to be creative.” “Roblox has enabled me to grow both personally and professionally. It’s been a rewarding opportunity creating amazing experiences that touch the lives of millions of players worldwide with my team at Shark Fin Studios.”

Through and including              (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we, the selling stockholders, nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling stockholders, nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.

For investors outside the United States: Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock, and the distribution of this prospectus outside the United States.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Roblox,” “the Company,” “we,” “us” and “our” in this prospectus refer to Roblox Corporation and its consolidated subsidiaries and references to our “common stock” include our Class A common stock and Class B common stock.

Overview

The story of Roblox began in 1989 when our founders, David Baszucki and Erik Cassel, programmed a 2D simulated physics lab called Interactive Physics, which would later go on to influence our approach to building the groundwork for Roblox. Students across the world used Interactive Physics to see how two cars would crash, or how they could build destructible houses. In starting Roblox in 2004, we wanted to replicate the inspiration of imagination and creativity we saw in Interactive Physics on a much grander scale by ushering in a new category of human interaction that did not exist at the time.

An average of 36.2 million people from around the world come to Roblox every day to connect with friends. Together they play, learn, communicate, explore, and expand their friendships, all in 3D digital worlds that are entirely user-generated, built by our community of nearly 7 million active developers. We call this emerging category “human co-experience,” which we consider to be the new form of social interaction we envisioned back in 2004. Our platform is powered by user-generated content and draws inspiration from gaming, entertainment, social media, and even toys.

Some refer to our category as the metaverse, a term often used to describe the concept of persistent, shared, 3D virtual spaces in a virtual universe. The idea of a metaverse has been written about by futurists and science fiction authors for over 30 years. With the advent of increasingly powerful consumer computing devices, cloud computing, and high bandwidth internet connections, the concept of the metaverse is materializing.

Our Roblox human co-experience platform consists of the Roblox Client, the Roblox Studio, and the Roblox Cloud. Roblox Client is the application that allows users to explore 3D digital worlds. Roblox Studio is the toolset that allows developers and creators to build, publish, and operate 3D experiences and other content accessed with the Roblox Client. Roblox Cloud includes the services and infrastructure that power our human co-experience platform.

Our mission is to build a human co-experience platform that enables shared experiences among billions of users. We are constantly improving the ways in which the Roblox Platform supports shared experiences, ranging from how these experiences are built by an engaged community of developers to how they are enjoyed and safely accessed by users across the globe.

The Roblox Platform has a number of key characteristics:

•	Identity. All users have unique identities in the form of avatars that allow them to express themselves as whoever or whatever they want to be. These avatars are portable across experiences.

•	Friends. Users interact with friends, some of whom they know in the real world and others who they meet on Roblox.

•	Immersive. The experiences on Roblox are 3D and immersive. As we continue to improve the Roblox Platform, these experiences will become increasingly engaging and indistinguishable from the real world.

•

Anywhere.    Users, developers and creators on Roblox are from all over the world. Further, the Roblox Client operates on iOS, Android, PC, Mac, and Xbox, and supports VR experiences on PC using Oculus Rift, HTC Vive and Valve Index headsets.

•

Low Friction.    It is simple to set up an account on Roblox, and free for users to enjoy experiences on the platform. Users can quickly traverse between and within experiences either on their own or with their friends. It is also easy for developers to build experiences and then publish them to the Roblox Cloud so that they are then accessible to users on the Roblox Client across all platforms.

•

Variety of Content.    Roblox is a vast and expanding universe of developer and creator-built content. As of September 30, 2020, there were over 18 million experiences on Roblox, and in the twelve months ended September 30, 2020, over 12 million of these were experienced by our community. There are also millions of creator-built virtual items with which users can personalize their avatars.

•

Economy.    Roblox has a vibrant economy built on a currency called Robux. Users who choose to purchase Robux can spend the currency on experiences and on items for their avatar. Developers and creators earn Robux by building engaging experiences and compelling items that users want to purchase. Roblox enables developers and creators to convert Robux back into real-world currency.

•

Safety.    Multiple systems are integrated into the Roblox Platform to promote civility and ensure the safety of our users. These systems are designed to enforce real-world laws, and are designed to extend beyond minimum regulatory requirements.

Growth at Roblox has been driven primarily by a significant investment in technology and two mutually reinforcing network effects: content and social.

First, user-generated content, built by our community of developers and creators, powers our platform. As developers and creators build increasingly high-quality content, more users are attracted to our platform. The more users on our platform, the higher the engagement and the more attractive Roblox becomes to developers and creators. With more users, more Robux are spent on our platform, incentivizing developers and creators to design increasingly engaging content and encouraging new developers and creators to start building on our platform.

Second, our platform is social. When users join, they typically play with friends. This inspires them to invite more friends, who in turn, invite their friends, driving organic growth. The more friends that each of our users has playing together on the platform, the more valuable and engaging the platform becomes. This drives more users to our platform through word of mouth from their existing friends on the platform.

The Roblox Platform combines significant bookings and revenue with strong unit economics, free cash flow generation, and high growth.

•	As of September 30, 2020, there were over 18 million experiences on Roblox, and in the twelve months ended September 30, 2020, over 12 million of those were experienced by our community.

•

Daily active users, or DAUs, on Roblox grew 47%, from 12.0 million DAUs in 2018 to 17.6 million in 2019, and grew 82%, from 17.1 million in the nine months ended September 30, 2019 to 31.1 million in the nine months ended September 30, 2020.

•

Hours engaged on Roblox grew 45%, from 9.4 billion in 2018 to 13.7 billion in 2019, and grew 122%, from 10.0 billion in the nine months ended September 30, 2019 to 22.2 billion in the nine months ended September 30, 2020.

•

Revenue grew 56% from $312.8 million in 2018 to $488.2 million in 2019, and grew 68% from $349.9 million in the nine months ended September 30, 2019 to $588.7 million in the nine months ended September 30, 2020.

•

Bookings grew 39% from $499.0 million in 2018 to $694.3 million in 2019, and grew 171% from $458.0 million in the nine months ended September 30, 2019 to $1,240.2 million in the nine months ended September 30, 2020.

•	Net loss was $97.2 million and $86.0 million in 2018 and 2019, respectively and $46.3 million and $203.2 million in the nine months ended September 30, 2019 and September 30, 2020, respectively.

•

Net cash provided by operating activities was $101.0 million and $99.2 million in 2018 and 2019, respectively, and $62.6 million and $345.3 million in the nine months ended September 30, 2019 and September 30, 2020, respectively.

•	Free cash flow was $35.0 million and $14.5 million in 2018 and 2019, respectively, and $6.0 million and $292.6 million in the nine months ended September 30, 2019 and September 30, 2020, respectively.

See the section titled “Selected Consolidated Financial and Other Data” for a reconciliation of each non-GAAP financial measure to the most directly comparable financial measure calculated in accordance with GAAP.

Our Community

Roblox is powered by user-generated content from our community of developers and creators who build immersive and engaging experiences found only on Roblox, as well as the vast majority of the items for customizing avatars. Upon signing up for Roblox, users personalize their avatars by selecting body types, clothes, and gear. Users are then free to immerse themselves in the millions of developer-built experiences.

Our Users

In the nine months ended September 30, 2020, 31.1 million average DAUs across over 180 countries enjoyed experiences on Roblox across mobile, desktop and console platforms. Our users are diversified across multiple dimensions, including age, geography, platform and gender. Each day users can express themselves through their avatars, explore different worlds, and engage with others in the Roblox community. During the nine months ended September 30, 2020, users spent 22.2 billion hours engaged on the platform, or an average of 2.6 hours per daily active user each day. Over the same period, our users explored an average of over 20 different experiences on the Roblox Platform per month.

Our Developers and Creators

We offer users the ability to build engaging, immersive experiences that they can easily share with the Roblox community. Experiences refer to the various titles that can be enjoyed by our users in our platform. Users who create experiences are called developers and those who create avatar items are called creators. Developers can also build and sell custom tools and 3D models to help other developers create experiences. Collectively, our developers and creators contribute to our platform in three ways: by building experiences for users to enjoy, by building avatar items for users to acquire and express themselves with, and by building tools and 3D models for other developers and creators to utilize. In the nine months ended September 30, 2020, we had nearly 7 million active developers across more than 170 countries who had either created or updated an experience on the platform.

We measure the health and success of our developer and creator community based on their earnings and the user engagement in their experiences. As our platform has scaled, our monetizing developers and creators have enjoyed meaningful earnings expansion over time, reflecting the increasing monetization of our platform and driving a growing incentive for our developers and creators to continue to build high-quality content.

For the twelve months ended September 30, 2020, over 960,000 developers and creators earned Robux on the Roblox Platform, of which there were over 1,050 developers and creators that earned $10,000 or more and nearly 250 developers and creators that earned $100,000 or more in Robux.

Our Products and Technology

The Roblox Platform is the underlying technology and infrastructure that supports shared experiences for an average of 31.1 million daily active users. The platform is composed of three elements:

•	Roblox Client: The application that allows users to explore 3D digital worlds.

•	Roblox Studio: The toolset that allows developers and creators to build, publish, and operate 3D experiences and other content accessed with the Roblox Client.

•	Roblox Cloud: The services and infrastructure that power the human co-experience platform.

Since our founding, we have invested heavily in building the Roblox Platform, and 79% of our employees are dedicated to maintaining, improving, and expanding it. Here is how our technology supports the key characteristics of the Roblox Platform:

Identity

The Roblox avatar system allows users to create and personalize their unique 3D identities. Our avatar technology supports a wide variety of character styles. The Roblox Client features the Avatar Editor, which enables users to manipulate the size and body shape of their avatars as well as equip their avatars with clothing, gear, animations, simulated gestures, or emotes, and other accessories from the Avatar Marketplace. Within most experiences, avatars appear exactly how they were configured in the Avatar Editor, creating a sense of persistent identity.

Friends

The Roblox Client allows users to connect through various means, including detecting nearby players, or simply meeting in 3D experiences. The social graph created by these connections is stored in the Roblox Cloud and requires mutual opt-in to avoid unwanted communications. When a user chooses to join an experience, the Roblox Cloud is designed to automatically place that user into the same virtual environment as others connected through the social graph. The Roblox Platform supports text-based chat among users sharing the same 3D experience and between users connected through the social graph.

Immersive

The Roblox Platform allows developers to build deeply immersive 3D environments where users can share synchronous experiences with others, independent of where they may be physically. Developers use Roblox Studio to easily build 3D experiences that are then rendered and simulated on the Roblox Platform. The Roblox Client leverages efficient low-level hardware-specific device APIs to efficiently render those experiences. To achieve an optimal balance between latency, scale, and consistency, computations for the simulation are distributed across Roblox Clients and the Roblox Cloud.

Low Friction

The Roblox Platform gives users the ability to interact with experiences almost instantly, on most popular client devices, and from anywhere in the world over existing broadband and cellular networks. With Roblox, developers can build an experience once and then expect that experience to operate consistently on all supported devices. The Roblox Cloud is central to enabling low-latency, responsive gameplay within 3D environments having millions of concurrent players. The Roblox Cloud determines the format, level of detail, and priority of each asset sent through content delivery networks to a user’s device in order to optimize for the capabilities and bandwidth available to the device. When a user joins a 3D experience, the Roblox Cloud assigns that user to a particular game instance based on, among other considerations, the user’s social graph, geographic location, spoken language, and age group. Developers have access to high-speed data stores in the Roblox Cloud where information about users and each simulated environment can be persisted. The majority of services operated by the Roblox Cloud are hosted in Roblox managed data centers.

Variety of Content

Developers and creators build nearly all of the content for the Roblox Platform. Developers build, publish, and operate 3D experiences with Roblox Studio, a suite of tools accessible to all skill levels, from novice to professional. Teams can work together using built-in access control management and collaborative editing. Once content is built, it can be replicated and shared across multiple experiences giving developers the ability to scale their efforts and make rapid updates. Developers can share their work with other developers through the Studio Marketplace. Roblox provides developers with reference material, tutorials, community forums, and analytics to build their creations.

Anywhere

The Roblox Platform serves a global audience. In the nine months ended September 30, 2020, developers from over 170 countries and users spanning over 180 countries accessed the platform. Developers can build experiences in their native language and then, using machine translation and advanced pattern recognition, the Roblox Cloud automatically translates those experiences into 11 languages. Localization and compliance systems embedded within the Roblox Client and Roblox Cloud help to lower cultural barriers and enable our developers to meet regional requirements with little to no additional effort. We are addressing the opportunity in China through Luobu, a wholly-owned subsidiary of our joint venture with Songhua, an affiliate of Tencent.

Economy

Roblox has a vibrant economy built on a currency called Robux, which can be purchased through the Roblox Client and website. Users can also acquire Robux through a monthly subscription to Roblox Premium. Developers and creators earn Robux by selling access to virtual content. Developers can also earn Robux by driving engagement of Premium subscribers through an engagement-based payout system. When Premium subscribers spend time in a developer’s experience, that developer earns a prorated share of the user’s monthly subscription fee. Engagement-based payouts incentivize developers to invest in the engagement of their experiences. Roblox allows developers and creators to convert earned Robux into the real-world currency of their choice through our Developer Exchange Program.

Safety

Multiple systems are integrated into the Roblox Platform to promote civility and ensure the safety of our users. These systems are designed to enforce our policies, protect users’ personal information, and abide by local laws. We leverage text-filtering, content moderation systems, and automated systems to proactively identify behaviors that may violate our policies. A human review team is continuously operating to evaluate flagged experiences. During the nine months ended September 30, 2020, our human review team evaluated over 68 million assets. Assets refer to images, meshes, audio files, and video files that developers upload to Roblox to include in their experiences. Roblox operates a customer service portal that profiles self-help information along with ways to contact Roblox via email or from within the Roblox Client. In the nine months ended September 30, 2020, Roblox responded to over 9 million customer inquiries and had a human respond to all actionable safety issues within 10 minutes of their submission on average.

Safety and Digital Civility

We aspire to build a safe and civil online society. We have no tolerance on our platform for content or behavior that violates our rules. Safety and civility systems are built into our platform and apply to every experience. In many instances, our systems extend beyond minimum regulatory requirements.

Our platform is designed to comply with Children’s Online Privacy Protection Act and GDPR regulations. We work closely with regulators, authorities, and safety groups in many countries. We endeavor to promptly report any suspected child exploitation or abuse materials to the relevant authorities.

We partner with over 10 leading global organizations focused on child and internet safety. We are also a member of various organizations with a goal of cross-industry collaboration, knowledge and technology exchange in areas of user safety and child safety. We continue to work diligently with other digital platforms to report bad actors and inappropriate content so that they can also take appropriate actions on their platforms.

The Roblox Economy

We support our developer and creator community by giving them the tools to build, publish, operate, and monetize content. Our economy enables developers and creators to generate income through Roblox.

When users sign up for Roblox, they can create an avatar and explore the vast majority of our experiences for free. Most free experiences allow users to spend Robux by purchasing experience-

specific enhancements and items such as clothing accessories and emotes from our Avatar Marketplace. Roblox retains a portion of every Robux transaction and distributes the rest to developers and creators.

Users can purchase Robux in two ways, as one-time purchases or via Roblox Premium, a subscription service that is billed monthly and includes discounted Robux, access to exclusive in-experience benefits, exclusive and discounted marketplace items, and the ability to buy, sell, and trade certain Avatar items.

We currently offer developers and creators four mechanisms to earn Robux:

•	sale of access to their experiences and enhancements in their experiences;

•	engagement-based payouts, which reward developers for the amount of time that Premium subscribers spend in their experiences;

•	sale of content and tools between developers; and

•	sale of items to users through the Avatar Marketplace.

Earned Robux are deposited into the virtual accounts of the developers and creators, who can convert Robux into the real-world currency of their choice through our Developer Exchange Program. In the nine months ended September 30, 2020, developers and creators earned $209.2 million, up from $72.2 million in the nine months ended September 30, 2019. Developers and creators do not always cash out their Robux to real-world currency. Some choose to reinvest their Robux into developer tools, promote their experiences through our internal ad network, or spend the Robux as any other user would.

Our Growth Strategies

We believe that the Roblox Platform has the potential to transform how people express themselves, socialize, play, learn, work, and transact together around the world. We are focused on the following key growth strategies:

•

Platform Extension:    We are continually investing in the Roblox Platform, including significant investments in high fidelity avatars, more realistic experiences, 3D spatial audio technology, and other social features. These investments should enable Roblox to support human co-experience in the entertainment, learning and business markets.

•

Age Demographic Expansion:    As a result of platform extension, developers and creators are now able to build higher quality experiences and content that appeals to an older age demographic. We believe there is significant potential for us to increase our penetration and engagement across all age demographics.

•

International Reach:    We believe there is significant potential for us to grow the global reach of our platform. We believe some of that will occur by the same organic, word of mouth user and developer growth that we have seen in markets like the U.S., Canada, and the United Kingdom. In addition, we are investing in technology that will also enhance our growth around the world. For example, we believe that features such as automated translation and built-in regional compliance will enable us to scale usage in global markets. Further, we are addressing the opportunity in China through Luobu, a wholly-owned subsidiary of our joint venture with Songhua, an affiliate of Tencent.

•	Monetization: We believe there is significant potential to increase monetization on our platform. First, we are actively working with our developer and creator community to help them improve their monetization. Second, we recently introduced our subscription service, Roblox Premium, which we believe will increase our conversion of our free users to paying users and the retention of our paying users. Finally, we expect to work with leading brands to build unique marketing opportunities on the Roblox Platform.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	We have experienced rapid growth in recent periods, and our recent growth rates may not be indicative of our future growth or the growth of our market.

•	We have a history of net losses and we may not be able to achieve or maintain profitability in the future.

•

Our financial condition and results of operations will fluctuate from quarter to quarter, which makes them difficult to predict and they may not fully reflect the underlying performance of our business.

•	Our business is affected by seasonal demands, and our quarterly operations results fluctuate as a result.

•	The recent global COVID-19 outbreak has significantly affected our business and operations.

•

We depend on effectively operating with mobile operating systems, hardware, and networks that we do not control; changes to any of these or our platform may significantly harm our user retention, growth, engagement, and monetization, or require us to change our data collection and privacy practices, business models, operations, practices, advertising activities or application content, which could restrict our ability to maintain our platform through these systems, hardware, and networks and would adversely impact our business.

•	Because we recognize revenue from bookings over the estimated user lifetime of our paying users, changes in new business may not be immediately reflected in our operating results.

•	If our business becomes constrained by changing legal and regulatory requirements, our operating results will suffer.

•

The success of our business model is contingent upon our ability to provide a safe online environment for children to experience and if we are not able to continue to provide a safe environment, our business will suffer dramatically.

•

After this offering, our executive officers, directors and holders of 5% of more of our Class A common stock will collectively beneficially own approximately      % of the outstanding shares of our Class A common stock and 100% of the outstanding shares of our Class B common stock, and continue to have substantial control over us, which will limit your ability to influence the outcome of important transactions, including a change in control.

•

The dual class stock structure of our common stock will have the effect of concentrating voting control in our founder, which will limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.

Channels for Disclosure of Information

Investors, the media and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the Securities and Exchange

Commission, or the SEC, the investor relations page on our website, at www.corp.roblox.com, press releases, public conference calls and webcasts. We use these channels, as well as social media, to communicate with our developers, creators, users, and the public about our company, our platform and other issues, and the information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media and others to follow the channels listed above and to review the information disclosed through such channels. However, information contained on, or that can be accessed through, these channels does not constitute a part of this prospectus and is not incorporated by reference herein. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

We were incorporated in 2004. Our principal executive offices are located at 970 Park Place, San Mateo, California 94403, and our telephone number is (888) 858-2569. Our website address is www.roblox.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only. You should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Class A common stock.

“Roblox,” “Robux,” our logo and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of Roblox Corporation. Other trademarks and trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without a trademark symbol, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

We believe we are eligible for, but do not intend to take advantage of, the “controlled company” exemption to the corporate governance rules for New York Stock Exchange-listed companies.

JOBS Act

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

•	the requirement to present only two years of audited financial statements and only two years of related management’s discussion and analysis in this prospectus;

•	the ability to elect or delay compliance with new or revised accounting standards until they are made applicable to private companies;

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	reduced disclosure about our executive compensation arrangements; and

•	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or shareholder approval of any golden parachute arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company. We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a large accelerated filer, which would occur as of the last day of the fiscal year in which we have been subject to SEC reporting requirements for at least 12 months, we have filed at least one Annual Report on Form 10-K and we have at least $700 million of equity securities held by non-affiliates as of the end of the second quarter of that fiscal year; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies and our consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates. It is possible that some investors will find our Class A common stock less attractive as a result, which may result in a less active trading market for our Class A common stock and higher volatility in our stock price.

See the section titled “Risk Factors—Risks Related to Our Business—We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.”

The Offering

Class A common stock offered by us	shares

Class A common stock offered by the selling stockholders	shares

Class A common stock to be outstanding after this offering	shares ( shares if the option to purchase additional shares is exercised in full)

Class B common stock to be outstanding after this offering	shares

Total Class A common stock and Class B common stock to be outstanding after this offering	shares ( shares if the option to purchase additional shares is exercised in full)

Option to purchase additional shares of Class A common stock from us	shares

Use of proceeds	We estimate that the net proceeds to us from the sale of shares of our Class A common stock in this offering will be approximately $ (or approximately $ if the underwriters’ option to purchase additional shares of our Class A common stock from us is exercised in full), based upon the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.

Each $1.00 increase or decrease in the assumed initial public offering price per share of $             , which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $             million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. Similarly, each 1.0 million share increase or decrease in the number of shares of Class A common stock offered in this offering would increase or decrease the net proceeds to us from this offering by approximately $             million, assuming that the initial public offering price per share remains at $ , which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock, and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services, or technologies. See the section titled “Use of Proceeds” for additional information.

Voting Rights	Shares of Class A common stock are entitled to one vote per share.

Shares of Class B common stock are entitled to twenty votes per share.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation. Each share of our Class B common stock is convertible into one share of our Class A common stock at any time and will convert automatically upon certain transfers and upon the earliest of (i) the date that is specified by the affirmative vote of the holders of two-thirds of the then-outstanding shares of Class B common stock, (ii) the date on which less than 30% of the Class B common stock that was outstanding on the date of this offering continues to remain outstanding, (iii) the date that is 15 years from the date of this offering, (iv) nine months after the death or permanent disability of Mr. Baszucki, or (v) nine months after the date that Mr. Baszucki no longer serves as our Chief Executive Officer or as a member of our board of directors. As a result, Mr. Baszucki will be able to significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws and the approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction.

See “Principal and Selling Stockholders” and “Description of Capital Stock” for additional information.

Proposed trading symbol	“RBLX”

Risk factors	See “Risk Factors” beginning on page 18 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

The number of shares of our Class A common stock and Class B common stock that will be outstanding after this offering is based on 477,532,658 shares of our Class A common stock outstanding as of September 30, 2020 (including shares of our convertible preferred stock on an as-converted basis) and 57,287,302 shares of Class B common stock outstanding as of September 30, 2020, and excludes the following:

•

101,340,752 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock that were outstanding as of September 30, 2020, under our Amended and Restated 2017 Equity Incentive Plan, or 2017 Plan, and 2004 Incentive Stock Plan, or 2004 Plan, with a weighted average exercise price of $2.55 per share;

•	260,000 shares of our Class A common stock issuable upon the exercise of warrants to purchase Class A common stock outstanding as of September 30, 2020, with an exercise price of $3.41 per share;

•

64,000 additional shares of our Class A common stock issuable upon the exercise of one of the outstanding warrants after September 30, 2020 pursuant to the terms of such warrant, at an exercise price of $3.41 per share;

•

2,042,753 RSUs covering shares of our Class A common stock issuable upon satisfaction of both service-based and liquidity event-based vesting conditions that were granted after September 30, 2020, under our 2017 Plan; and

•	shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:

•

             shares of our Class A common stock to be reserved for future issuance under our 2020 Equity Incentive Plan, or 2020 Plan, which will become effective in connection with the effectiveness of the registration statement of which this prospectus forms a part;

•

             shares of our Class A common stock reserved for future issuance under our 2017 Plan, which number of shares will be added to the shares of our Class A common stock to be reserved for future issuance under our 2020 Plan upon its effectiveness, at which time we will cease granting awards under our 2017 Plan; and

•

             shares of our Class A common stock to be reserved for future issuance under our 2020 Employee Stock Purchase Plan, or ESPP, which will become effective in connection with the effectiveness of the registration statement of which this prospectus forms a part.

Our 2020 Plan and ESPP each provide for annual automatic increases in the number of shares of our Class A common stock reserved thereunder, and our 2020 Plan also provides for increases to the number of shares that may be granted thereunder based on shares under our 2017 Plan and 2004 Plan that expire, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations or are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	the conversion of all of our outstanding convertible preferred stock into Class A common stock, which we expect will occur immediately prior to the completion of this offering;

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the effectiveness of our amended and restated bylaws, which will each occur immediately prior to the completion of this offering;

•	no exercise, forfeiture, or expiration of outstanding stock options or warrants subsequent to September 30, 2020; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our Class A common stock from us.

Summary Consolidated Financial and Other Data

The following tables summarize our consolidated financial and other data. The summary consolidated statements of operations data for the years ended December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the nine months ended September 30, 2019 and 2020 and the summary consolidated balance sheet data as of September 30, 2020 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements, and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position and results of operations. Our historical results are not necessarily indicative of the results that may be expected in the future, and our results for the nine months ended September 30, 2020 are not necessarily indicative of results to be expected for the full year or for any other period. You should read the following summary consolidated financial and other data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial data in this section are not intended to replace, and are qualified in their entirety by, the consolidated financial statements and related notes.

Consolidated Statement of Operations Data

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in thousands, except per share data)
Revenue	$312,773	$488,223	$349,888	$588,675
Cost and expenses:
Cost of revenue(1)	69,896	117,227	82,330	154,912
Developer exchange fees	71,887	111,976	72,216	209,228
Infrastructure and trust & safety(2)	105,590	156,699	111,684	185,496
Research and development(2)	87,051	107,095	74,398	138,074
General and administrative(2)	34,460	41,945	28,913	64,940
Sales and marketing(2)	40,542	44,737	31,243	42,259

Total cost and expenses	409,426	579,679	400,784	794,909
Loss from operations	(96,653)	(91,456)	(50,896)	(206,234)
Interest income	3,759	6,546	5,085	1,758
Other expense	(4,279)	(1,211)	(494)	(1,357)

Loss before provision for income taxes	(97,173)	(86,121)	(46,305)	(205,833)
Provision for income taxes	3	9	8	25

Consolidated net loss	(97,176)	(86,130)	(46,313)	(205,858)
Net loss attributable to the noncontrolling interest(3)	—	(146)	25	(2,641)

Net loss attributable to common stockholders	$(97,176)	$(85,984)	$(46,338)	$(203,217)

Net loss per share attributable to common stockholders, basic and diluted(4)	$(0.66)	$(0.53)	$(0.29)	$(1.14)

Weighted-average shares used in computing net loss per share attributable to common stockholders—basic and diluted(4)	147,278	163,051	162,009	177,771

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)(4)		$(0.17)		$(0.39)

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)(4)		489,003		522,617

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in thousands, except hours engaged and ABPDAU data)
Non-GAAP and other data:
Bookings(5)	$499,038	$694,262	$457,959	$1,240,232
Loss from operations (GAAP)	$(96,653)	$(91,456)	$(50,896)	$(206,234)
Depreciation and amortization (GAAP)	$11,941	$27,664	$19,179	$30,232
Stock based compensation (GAAP)	$36,310	$17,634	$11,696	$58,631
Change in deferred revenue (GAAP)	$187,244	$208,086	$109,373	$656,071
Change in deferred cost of revenue (GAAP)	$(45,747)	$(53,463)	$(28,854)	$(162,166)
Net cash provided by operating activities (GAAP)	$101,038	$99,185	$62,637	$345,336
Free cash flow(5)	$34,966	$14,456	$5,961	$292,623
Daily active users (DAUs)(6)	12,017	17,623	17,121	31,064
Hours engaged (in millions)(6)	9,429	13,652	9,951	22,172
Average Bookings per DAU (ABPDAU)(6)	$41.53	$39.40	$26.75	$39.93

(1)	Depreciation of servers and infrastructure equipment included in infrastructure and trust & safety.
(2)	Includes stock-based compensation as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(dollars in thousands)
Infrastructure and trust & safety	$3,046	$2,085	$1,324	$4,960
Research and development	25,691	9,695	6,320	25,903
General and administrative	4,426	3,347	2,359	22,248
Sales and marketing	3,147	2,507	1,693	5,520

Total stock-based compensation	$36,310	$17,634	$11,696	$58,631

During the year ended December 31, 2018 and nine months ended September 30, 2020, we recorded compensation expense of $25.2 million and $35.2 million, respectively, related to a tender offer conducted by the purchasers of Series F and Series G convertible preferred stock to acquire shares from employees, former employees, and other existing investors. This expense was recorded because the purchasers were our affiliates and the tender was completed at above the then-fair market value. In connection with the tender offer the Company waived any rights of first refusal or transfer restrictions applicable to such shares.

(3)	Our consolidated financial statements include our majority-owned subsidiary Roblox China Holding Corp. The ownership interest of minority investor, Songhua, is recorded as a noncontrolling interest.
(4)

See Note 12 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net loss per share attributable to common stockholders, basic and diluted pro forma net loss per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

(5)

See the section titled “Selected Consolidated Financial and Other Data” for a reconciliation of each non-GAAP financial measure to the most directly comparable financial measure calculated in accordance with GAAP.

(6)	See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Operating Metrics” for more information.

Consolidated Balance Sheet Data

	September 30, 2020
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(dollars in thousands)
Cash and cash equivalents	$801,646	$801,646	$
Working capital	$193,348	$193,348
Total assets	$1,489,541	$1,489,541
Convertible preferred stock	$345,085	$—
Accumulated deficit	$(483,973)	$(483,973)
Total stockholders’ equity (deficit)	$(292,208)	$52,877

(1)

The pro forma consolidated balance sheet data gives effect to (a) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 349,522,440 shares of our Class A common stock, as if such conversion had occurred on September 30, 2020 and (b) the filing and effectiveness of our amended and restated certificate of incorporation.

(2)

The pro forma as adjusted consolidated balance sheet data gives effect to (a) the pro forma adjustments set forth above, and (b) the sale and issuance by us of              shares of our Class A common stock in this offering, based upon the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the amount of our pro forma as adjusted cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by $             million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. generally accepted accounting principles, or GAAP, we believe the following non-GAAP measures are useful in evaluating our performance. We use this non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that this non-GAAP financial information may be helpful to investors because it provides consistency and comparability with past financial performance. However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial information as a tool for comparison. As a result, our non-GAAP financial information is presented for supplemental informational purposes only and should not be considered in isolation from, or as a substitute for financial information presented in accordance with GAAP.

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(dollars in thousands)
Bookings	$499,038	$694,262	$457,959	$1,240,232
Net cash provided by operating activities (GAAP)	$101,038	$99,185	$62,637	$345,336
Free cash flow	34,966	14,456	5,961	292,623

See the section titled “Selected Consolidated Financial and Other Data” for a reconciliation of each non-GAAP financial measure to the most directly comparable financial measure calculated in accordance with GAAP.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our Class A common stock. The occurrence of any of the events or developments described below could materially and adversely affect our business, financial condition, results of operations, and growth prospects. In such an event, the market price of our Class A common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently believe are not material may also impair our business, financial condition, results of operations, and growth prospects.

Risks Related to Our Business Generally

We have experienced rapid growth in recent periods, and our recent growth rates may not be indicative of our future growth or the growth of our market.

We have experienced rapid growth in the three months ended June 30, 2020, September 30, 2020 and for a portion of the three months ended March 31, 2020, due in part to the COVID-19 pandemic given our users have been online more as a result of global COVID-19 shelter-in-place policies. For example, our bookings increased 171% from the nine-months ended September 30, 2019 to the nine months ended September 30, 2020. We do not expect these activity levels to be sustained, and in future periods we expect growth rates for our revenue to decline, and we may not experience any growth in bookings or our user base during periods where we are comparing against COVID-19 impacted periods (i.e. the three months ended March 31, 2020, June 30, 2020, and September 30, 2020). Our historical revenue, bookings and user base growth should not be considered indicative of our future performance. We believe our overall acceptance, revenue growth and increases in bookings depend on a number of factors, including, but not limited to, our ability to:

•	enhance the tools we make available to developers for use in developing content;

•	expand the number of developers, creators, and users on our platform;

•	expand the types of experiences that our developers can build for users;

•	continue to provide, and be viewed as being able to provide, a safe and civil environment for all users;

•	maintain the security and reliability of our platform;

•	provide access to our platform for users in areas where access to the internet is challenged;

•	comply with country and region-specific regulatory environments with respect to privacy, data protection, intellectual property, child protection and other requirements;

•	attract highly qualified talent, and train, motivate and manage our highly-qualified personnel;

•	manage growth of our business, headcount and operations effectively;

•	provide excellent customer experience and customer support for our developers, creators, and users;

•	successfully compete against established companies and new market entrants offering a multitude of interactive entertainment offerings; and

•	increase global awareness of our brand.

If we are unable to accomplish these tasks, our platform will not be attractive to developers, creators, and users and they may no longer seek new experiences in our platform, which would result in fewer bookings and lower revenue and could harm our operations.

We have a history of net losses and we may not be able to achieve or maintain profitability in the future.

We have incurred net losses since our inception, and we expect to continue to incur net losses in the near future. We incurred net losses of $97.2 million, $86.0 million, and $203.2 million for the years ended December 31, 2018 and 2019, and the nine months ended September 30, 2020, respectively. As of September 30, 2020, we had an accumulated deficit of $484.0 million. We also expect our operating expenses to increase significantly in future periods, and if our DAU growth does not increase to offset these anticipated increases in our operating expenses, our business, results of operations, and financial condition will be harmed, and we may not be able to achieve or maintain profitability. We expect our costs and expenses to increase in future periods as we intend to continue to make significant investments to grow our business. These efforts may be more costly than we expect and may not result in increased revenue or growth of our business. In addition to the expected costs to grow our business, we also expect to incur significant additional legal, accounting, and other expenses as a newly public company. If we fail to increase our revenue to sufficiently offset the increases in our operating expenses, we will not be able to achieve or maintain profitability in the future.

Our financial condition and results of operations will fluctuate from quarter to quarter, which makes them difficult to predict and they may not fully reflect the underlying performance of our business.

Our quarterly results of operations have fluctuated in the past and will fluctuate in the future, both based on the seasonality of our business as well as external factors impacting the global economy, our industry and our company. Additionally, the current scale of our business makes it difficult to forecast our future results. As a result, you should not rely on our past quarterly results of operations as indicators of future performance. You should take into account the risks and uncertainties frequently encountered by companies in rapidly evolving market segments. Our financial condition and results of operations in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

•	our ability to maintain and grow our user base and user engagement;

•	our ability to retain and grow our developer base and encourage them to continue developing experiences on our platform;

•	the level of demand for our platform;

•	the development and introduction of new or redesigned features on our platform or our competitors’ platforms;

•	seasonal fluctuations in user engagement on our platform;

•	our pricing model;

•	increases in marketing, sales, and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	our ability to successfully expand internationally and penetrate key demographics;

•	our ability to maintain operating margins, cash used in operating activities, and free cash flow;

•	system failures or actual or perceived breaches of security or privacy, and the costs associated with such failures, breaches and remediations;

•	inaccessibility of our platform, or certain features within our platform, due to third-party actions;

•	increase in stock-based compensation expense;

•	our ability to effectively incentivize our workforce and developers;

•	adverse litigation judgments, settlements, or other litigation and dispute-related costs;

•

changes in the legislative or regulatory environment, including with respect to privacy and data protection, consumer protection, and user-uploaded content, or enforcement by government regulators, including fines, orders, or consent decrees;

•	fluctuations in currency exchange rates and changes in the proportion of our revenue, bookings and expenses denominated in foreign currencies;

•	fluctuations in the market values of our portfolio investments and interest rates or impairments of any assets on our balance sheet;

•	changes in our effective tax rate;

•	changes in accounting standards, policies, guidance, interpretations, or principles; and

•	changes in domestic and global business or macroeconomic conditions.

Our business is affected by seasonal demands, and our quarterly operations results fluctuate as a result.

Historically our business has been highly seasonal, with the highest percentage of our sales occurring in the fourth quarter when holidays permit our users to spend increased time on our platform, and we expect this trend to continue. We may also experience fluctuations due to factors that may be outside of our control that affect user or developer and creator engagement with our platform. For example, we have also seen an increase in activity on our platform as a result of shelter-in-place policies instituted in response to the COVID-19 pandemic, and we do not expect these activity levels to be sustained. We also seek to further develop the live experiences available on our platform, such as virtual concerts, classrooms, meetings, and conferences, and to offer commercial partners with branding opportunities in conjunction with key events, such as a product launch. These episodic experiences may also contribute to fluctuations in our quarterly results of operations. As our business matures, other seasonal trends may develop or these existing seasonal trends may become more extreme.

The recent global COVID-19 outbreak has significantly affected our business and operations.

The outbreak of the novel coronavirus and the COVID-19 disease that it causes has evolved into a global pandemic. In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19, we have taken precautionary measures intended to minimize the risk of the virus to our employees and the communities in which we operate, including temporarily closing our offices worldwide and virtualizing, postponing, or canceling user, developer, creator, employee, or industry events, which may negatively impact our business.

The full extent to which the COVID-19 pandemic and the various responses to it impact our business, operations, and financial results will depend on numerous evolving factors that we may not be able to accurately predict, including:

•	the duration and scope of the pandemic, including any potential future waves of the pandemic;

•	governmental, business, and individuals’ actions that have been and continue to be taken in response to the pandemic;

•	the availability of and cost to access the capital markets;

•	the effect of the pandemic on our developers, creators, and users;

•	disruptions or restrictions on our employees’ ability to work and travel; and

•	interruptions related to our infrastructure and partners.

While substantially all of our business operations can be performed remotely, many of our employees are balancing additional work-related and personal challenges, including preparing for a prolonged duration of remote working environments, adjusting communication and work practices to collaborate remotely with work colleagues and business partners, managing technical and communication challenges of working from home on a daily basis, looking after children as a result of school closures and remote-learning, making plans for childcare as children prepare to return to schools, and caring for themselves, family members or other dependents who are or may become ill.

The COVID-19 pandemic and resulting social distancing, shelter-in-place and similar restrictions led to increased developer and creator and user engagement on our platform relative to our quarterly forecast and historic trends. These increases in user activity are almost certainly not indicative of our financial and operating results in future periods. The long-term effects of the COVID-19 pandemic on society and developer, creator and user engagement are highly uncertain and there is no assurance that developer, creator and user engagement will not decrease, including below historic levels, as the full impact of the COVID-19 pandemic on society and the global economy become clearer.

We depend on effectively operating with mobile operating systems, hardware, and networks that we do not control; changes to any of these or our platform may significantly harm our user retention, growth, engagement, and monetization, or require us to change our data collection and privacy practices, business models, operations, practices, advertising activities, or application content, which could restrict our ability to maintain our platform through these systems, hardware and networks and would adversely impact our business.

For the nine months ended September 30, 2020, 34% of our revenue was attributable to Robux sales through the Apple App Store and 18% of our revenue was attributable to Robux sales through the Google Play Store, and during the same period 68% of our engagement hours on the platform were from users who signed up through the Apple App Store and Google Play Store. Because of the significant use of our platform on mobile devices, our application must remain interoperable with these and other popular mobile app stores and platforms, and related hardware. Further, we are subject to the standard policies and terms of service of these operating systems, as well as policies and terms of service of the various application stores that make our application and experiences available to our developers, creators, and users. These policies and terms of service govern the availability, promotion, distribution, content, and operation generally of applications and experiences on such operating systems and stores. As a result, we may not successfully cultivate relationships with key industry participants or develop products that operate effectively with these technologies, systems, networks, regulations, or standards. If it becomes more difficult for our users to access and engage with our platform on their mobile devices, if our users choose not to access or use our platform application on their mobile devices, or if our users choose to use mobile products that do not offer access to our platform, our business and user retention, growth, and engagement could be significantly harmed.

The owners and operators of these mobile application platforms, primarily Apple and Google, each have approval authority over our platform’s deployment on their systems and offer consumers products that compete with ours. Additionally, mobile devices are manufactured by a wide array of companies. Those companies have no obligation to test the interoperability of new mobile devices with our platform application and may produce new products that are incompatible with or not optimal for our platform. We have no control over these operating systems, application stores, or hardware, and any changes to these systems or hardware that degrade our platform’s functionality, or give preferential treatment to competitive products, could significantly harm our platform usage on mobile devices. An operating system provider or application store could also limit or discontinue our access to its operating system or store if it establishes more favorable relationships with one or more of our competitors, launches a competing product itself, or it otherwise determines that it is in its business interests to do so. Our competitors that control the operating systems and related hardware our application runs on could make interoperability of our platform with those mobile operating systems more difficult or display their competitive offerings more prominently than ours. Additionally, our competitors that control the standards for the application stores for their operating systems could make our platform application, or certain features of our platform, inaccessible for a potentially significant period of time. We plan to continue to introduce new technologies on our platform regularly and have experienced that it takes time to optimize such technologies to function with these operating systems, hardware, and standards, impacting the popularity of our new technologies and features, and we expect this trend to continue.

Moreover, our platform requires high-bandwidth data capabilities. If the costs of data usage increase or access to cellular networks is limited, our user retention, growth, and engagement may be significantly harmed. Additionally, to deliver high-quality video and other content over mobile cellular networks, our platform must work well with a range of mobile technologies, systems, networks, regulations, and standards that we do not control. In particular, any future changes to the iOS or Android operating systems or application stores may impact the accessibility, speed, functionality, and other performance aspects of our platform, and result in issues in the future from time to time. In addition, the proposal or adoption of any laws, regulations, or initiatives that adversely affect the growth, popularity, or use of the internet, including laws governing internet neutrality, could decrease the demand for our platform and increase our cost of doing business.

For our experiences accessed through mobile platforms such as the Apple App Store and the Google Play Store, we are required to share a portion of the proceeds from in-game sales with the platform providers. For operations through the Apple App Store and Google Play Store, we are obligated to pay 30% of any money paid by users to purchase Robux to Apple and Google and this amount could be increased. These costs are expected to remain a significant operating expense for the foreseeable future. If the amount these platform providers charge increases, it could have a material impact on our ability to pay developers and our results of operations. The providers of an operating system or application store may also change its fee structure, add fees associated with access to and use of its operating system, alter how its customers are able to advertise on their operating system, change how the personal or other information of its users is made available to application developers on their operating system, limit the use of personal information for advertising purposes or restrict how end-users can share information on their operating system or across other platforms.

Restrictions on our ability to collect, process, and use data as desired could negatively impact our ability to leverage data about the experiences our developers create. This in turn could impact our resource planning and feature development planning for our platform. Similarly, at any time, these operating system providers or application stores can change their policies on how we operate on their operating system or in their application stores by, for example, applying content moderation for applications and advertising or imposing technical or code requirements. Actions by operating system providers or application stores such as the Apple App Store and the Google Play Store may affect the manner in which we collect, process and use data from end-user devices. Accordingly, future changes implemented by Apple or Google could adversely impact our revenue. In addition, these operating systems and application stores could change their business models and could, for example, increase application store fees, which could have an adverse impact on our business. There are currently litigation and governmental inquiries over the application store fees, and Apple or Google could modify their platform in response to litigation and inquiries in a manner that may harm us.

Each provider of these operating systems and stores has broad discretion to change and interpret its terms of service and policies with respect to our platform and those changes may be unfavorable to us and our developers’, creators’, and users’ use of our platform. If we were to violate, or an operating system provider or application store believes that we have violated, its terms of service or policies, that operating system provider or application store could limit or discontinue our access to its operating system or store. In some cases these requirements may not be clear or our interpretation of the requirements may not align with the interpretation of the operating system provider or application store, which could lead to inconsistent enforcement of these terms of service or policies against us, and could also result in the operating system provider or application store limiting or discontinuing access to its operating system or store. Any limitation on or discontinuation of our access to any third-party platform or application store could adversely affect our business, financial condition or results of operations.

Because we recognize revenue from bookings over the estimated user lifetime of our paying users, changes in new business may not be immediately reflected in our operating results.

We generally recognize revenue from users ratably over the average lifetime of a paying user, which for the years ending December 31, 2018 and 2019 was 23 months. Therefore, much of the revenue we report in each quarter is the result of purchases of Robux during previous periods. Consequently, a decline in purchases of Robux in any one quarter will not be fully reflected in our revenue and operating results for that quarter. Any such decline, however, will negatively impact our revenue and operating results in future quarters. Accordingly, the effect of significant near-term downturns in purchases of Robux for a variety of reasons may not be fully reflected in our results of operations until future periods.

If our business becomes constrained by changing legal and regulatory requirements, our operating results will suffer.

Our future success will depend in part on market acceptance and widespread adoption across demographics and geographies of our platform over other interactive entertainment offerings. The widespread availability of content generated by our developers and creators on our platform is a newer development and the regulatory framework for broad dissemination of this content is new and evolving. We provide our developers and creators with the ability to publish their content throughout the world, and each country is developing regulations and policies to regulate this new space, including with respect to privacy, gambling, intellectual property, childhood protection, consumer protection, ratings, and taxes. If we are unable to allow developers and creators to comply with potentially conflicting regulations throughout the world, our ability to execute on our business model would be severely impacted, and our ability to grow our business could be harmed. Changes to these laws, regulations, standards, or obligations could require us to change our business model, take on more onerous obligations, and impact the functionality of our platform. If we are obligated to fundamentally change our business activities and practices or modify our platform, we may be unable to make these required changes and modifications in a commercially reasonable manner, or at all, and our ability to further develop and enhance our platform may be limited. The costs of compliance with, and other burdens imposed by, these laws, regulations, standards and obligations, or any inability to adequately address these, may limit the use of our platform or reduce overall demand for our platform, which could harm our business, financial condition and results of operations.

The success of our business model is contingent upon our ability to provide a safe online environment for children to experience and if we are not able to continue to provide a safe environment, our business will suffer dramatically.

Our platform hosts a number of experiences intended for audiences of varying ages, a significant percentage of which are designed to be experienced by children. As a user generated content platform, it is relatively easy for developers, creators, and users to upload content that can be viewed broadly. We have made significant efforts to provide a safe and enjoyable experience for users of all ages. We invest significant technical and human resources to prevent inappropriate content on the platform by reviewing all images, audio, video, and 3D models at the time of upload in order to block inappropriate content before users have a chance to encounter it on the platform. Notwithstanding our efforts, from time to time inappropriate content is successfully uploaded onto our platform and can be viewed by others prior to being identified and removed by us. This content could cause harm to our audience and to our reputation of providing a safe environment for children to play online. If we are unable to prevent, or are perceived as not being able to sufficiently prevent, all or substantially all inappropriate content from appearing on our platform, parents and children will lose their trust in the safety of our platform, which would harm our overall acceptance by these audiences and would likely result in significantly reduced revenue, bookings, profitability, and ultimately, our ability to continue to successfully operate our platform.

In addition to generally blocking inappropriate content, we have statutory obligations under U.S. federal law to block or remove child pornography and report offenses to the National Center for Missing and Exploited Children, or NCMEC. While we have dedicated technology and trained human moderator staff that can detect and remove sexual content involving children, there have been instances where such content has been uploaded, and any future non-compliance by us or allegations of non-compliance by us with respect to U.S. federal laws on child pornography or the sexual exploitation of children could significantly harm our reputation, create criminal liability, and could be costly and time consuming to address or defend. We may also be subject to additional criminal liability related to child pornography or child sexual exploitation under other domestic and international laws and regulations.

Further, we have faced allegations that our platform has been used by criminal offenders to identify and communicate with children and to possibly entice them to interact off-platform, outside of the restrictions of our chat, content blockers, and other on-platform safety measures. While we devote considerable resources to prevent this from occurring, we are unable to prevent all such interactions from taking place. Any criminal incidents involving Roblox, whether or not we are directly responsible, could adversely affect our reputation as a safe place for children and hurt our business.

In addition, various local, national, and foreign laws and regulations apply to our operations, including the Children’s Online Privacy Protection Act, or COPPA, in the U.S. and Article 8 of the European Union’s, or EU’s, General Data Protection Regulation, or GDPR. COPPA imposes strict requirements on operators of websites or online services directed to children under 13 years of age. For the nine months ended September 30, 2020, 54% of our users were under the age of 13. COPPA requires companies to obtain parental consent before collecting personal information from children under the age of 13. Both the U.S. federal government and the states can enforce COPPA and violations of COPPA can lead to significant fines. No assurances can be given that our compliance efforts will be sufficient to avoid allegations of COPPA violations, and any non-compliance or allegations of non-compliance could expose us to significant liability, penalties and loss of revenue, significantly harm our reputation, and could be costly and time consuming to address or defend.

Our reputation as a safe and civil environment for children is very important to our success and if we fail to protect users or we are perceived to be failing to protect users, our business will suffer and our results of operations could be materially and adversely affected.

We have received and may continue to receive a high degree of media coverage. Unfavorable publicity regarding, for example, our privacy or data protection practices, terms of service, product changes, product quality, litigation or regulatory activity, the actions of our users, the actions of our developers or creators whose products are integrated with our platform, the use of our platform for illicit or objectionable ends (including the use of our platform to possibly entice children to interact off-platform), actual or perceived incidents or misuses of user data or other privacy or security incidents, the substance or enforcement of our community standards, the quality and integrity of content shared on our platform, or the actions of other companies that provide similar services to ours, has in the past, and could in the future, adversely affect our reputation. For example, we have experienced negative media publicity related to content that developers produce for, or the conduct of users on, our platform that may be deemed illicit, explicit, profane, or otherwise objectionable. Although such activities are in violation of our terms and policies and we attempt to block objectionable material, we are unable to prevent all such violations from occurring. In addition, we have faced allegations that our platform has been used by criminal offenders to identify and communicate with children and to possibly entice them to interact off-platform, outside of the restrictions of our chat, content blockers and other on-platform safety measures. While we devote considerable resources to prevent this from occurring, any negative publicity could create the perception that we do not provide a safe online environment and may have an adverse effect on the size, engagement, and loyalty of our developer, creator and user community, which would adversely affect our business and financial results.

Our business depends on a strong brand and if events occur that damage our reputation and brand, we may be unable to maintain and grow the number of developers, creators, and users on our platform.

We believe that maintaining, protecting and enhancing our reputation and brand is critical to grow the number of developers, creators, and users on our platform, especially given the safe and civil atmosphere that we strive to achieve for our users, many of whom are children. Maintaining, protecting and enhancing our brand will depend largely on our ability to continue to provide high-quality, engaging and shared experiences on our platform. If users, developers, or creators do not perceive our platform to be of high quality, the value of our brand could diminish, thereby decreasing the attractiveness of our platform to users.

Our reputation and brand could also be negatively affected by the actions of users that are hostile, inappropriate or illegal, whether on or off our platform. In addition, users, developers or creators may become dissatisfied with our billing or payment policies, our handling of personal data or other aspects of our platform. If we fail to adequately address these or other user, developer, or creator complaints, negative publicity about us or our platform could diminish confidence in and the use of our platform. Maintaining, protecting, and enhancing our reputation and brand may require us to make substantial investments, and these investments may not be successful. Our reputation and brand are also important to attracting and retaining highly qualified employees. If we fail to successfully promote and maintain our reputation and brand or if we incur significant expenses in this effort, our business and financial results may be adversely affected.

The lack of encryption for communications on our platform may increase the impact of a data security incident.

Communications on our platform are not encrypted at this time. As such, any data security incident that involves unauthorized access, acquisition, disclosure, or use may be more impactful to our business. We may experience greater incident response forensics, data recovery, legal fees, and costs of notification related to any such potential incident, and we may face an increased risk of reputational harm, regulatory enforcement, and consumer litigation, which could further harm our business, financial condition, results of operations, and future business opportunities.

We depend on our developers to create digital content that our users find compelling, and our business will suffer if we are unable to entertain our users, improve the experience of our users, or properly incentivize our developers and creators to develop content.

Our platform enables our developers to create experiences and virtual items, which we refer to as user generated content. Our platform relies on our developers to create experiences and virtual items on our platform for our users to acquire and/or use. Our users interact with these experiences, which are largely free to engage with. These users can also elect to purchase virtual items through our Avatar Marketplace and in experiences that enhance their enjoyment. We believe the interactions between and within the developer, creator, and user communities on our platform create a thriving and organic ecosystem, and this network effect drives our growth. To facilitate and incentivize the creation of the experiences and virtual items by developers, our platform offers developers an opportunity to earn Robux, a virtual currency on our platform, in connection with their development work on our platform. When virtual items are purchased on our platform, the originating developer or creator earns a portion of the Robux paid for the item. Developers are able to exchange their accumulated earned Robux for real-world currency under certain conditions outlined in our Developer Exchange Program. If we fail to provide a sufficient return to developers, they may elect to develop user-generated content on other platforms, which would result in a loss of revenue. If we do not provide the right technologies or financial incentives to our developers, they may develop fewer experiences or virtual items, and our users may elect to not participate in the experiences or purchase the virtual items, and, thus, our platform, revenue, and bookings could be adversely affected.

If we experience outages, constraints, disruptions or degradations in our services, platform support and/or technological infrastructure, our ability to provide sufficiently reliable services to our customers and maintain the performance of our platform could be negatively impacted, which could harm our relationships with our developers, creators, and users, and consequently, our business.

Our users expect fast, reliable, and resilient systems to enhance their experience and support their play as they quickly traverse between and within experiences and acquire virtual items for their avatars or to enhance their experiences, which depends on the continuing operation and availability of our information technology systems from our global network of data centers controlled and operated by us and those of our external service providers, including third-party “cloud” computing services. We also provide services to our developer and creator community through our platform, including, a developer and creator hub for tutorials, hosting, customer service, regulatory compliance, and translation, among many others. The experiences and technologies on our platform are complex software products and maintaining the sophisticated internal and external technological infrastructure required to reliably deliver these experiences and technologies are expensive and complex. The reliable delivery and stability of our platform has been, and could in the future be, adversely impacted by outages, disruptions, failures or degradations in our network and related infrastructure. For example, since our inception we have had approximately one outage each year when the platform is unavailable for all users, developers, and creators. Although these outages were typically associated with a move to a new technology, the temporary unavailability of our platform, particularly if it should become more frequent, could cause our users to seek other entertainment options, including those provided by our competitors. In addition, the reliability and stability of our platform has also been affected by events outside of our control, such as the migration of data among data centers and to third-party hosted environments, the demand on our platform exceeding the capabilities of our technological infrastructure, and issues relating to our reliance on third parties to host our platform in areas where we do not operate our own data centers or regional points of presence.

Our data centers are vulnerable to damage or interruption from a variety of sources, including earthquakes, floods, fires, power loss, system failures, computer viruses, physical or electronic break-ins, human error or interference (including by disgruntled employees, former employees or consultants), and other catastrophic events. Our data centers may also be subject to local administrative actions, changes to legal or permitting requirements and litigation that could stop, limit or delay operations. Despite a reliability program focused on anticipating and solving issues that may impact the availability of our platform and precautions taken at our data centers, such as disaster recovery and business continuity arrangements, the occurrence of spikes in usage volume, the occurrence of a natural disaster, hacking event or act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at our data centers could result in interruptions or delays on our platform, impede our ability to scale our operations or have other adverse impacts upon our business and adversely impact our ability to serve our developers, creators, and users.

Our developers or users may suffer a variety of outages or disruptions in accessing our platform for a variety of reasons, including issues with their technology providers. If we experience outages and our platform is unavailable or if our developers, creators, and users are unable to access our platform within a reasonable amount of time or at all, as a result of any such events, our reputation and brand may be harmed, developer, creator and user engagement with our platform may be reduced, and our revenue, bookings and profitability could be negatively impacted. We do not have full redundancy for all of our systems and our disaster recovery planning may not be sufficient to address all aspects of any unanticipated consequence or incident or allow us to maintain business continuity at profitable levels or at all. Further, in the event of damage or service interruption, our business interruption insurance policies will not adequately compensate us for any losses that we may incur. These factors in turn could further reduce our revenues, subject us to liability, or otherwise harm our business, financial condition, or results of operations.

Customer support personnel and technologies are critical to resolve issues and to allow developers, creators, and users to realize the full benefits that our platform provides. High-quality support is important for the retention of our existing developers, creators, and users and to encourage the expansion of their use of our platform. We must continue to invest in the infrastructure required to support our platform. If we do not help our developers, creators, and users quickly resolve issues and provide effective ongoing support, our ability to maintain and expand our platform to existing and new developers, creators, and users could suffer. In addition, if we do not make sufficient investments in servers, software or personnel in support of our infrastructure, to scale effectively and accommodate increased demands placed on our infrastructure, the reliability of our underlying infrastructure will be harmed and our ability to provide a quality experience for our developers, creators, and users will be significantly harmed. This would lead to a reduction in the number of developers, creators, and users on our platform, a reduction in our revenues, bookings, and ability to compete, and our reputation with existing or potential developers, creators or users could suffer.

Our future growth depends on our ability to continue innovating our platform to offer attractive features for our developers and safe and civil experiences for our developers, creators, and users.

We spend substantial amounts of time and money to research, develop, and enhance versions of our platform to incorporate additional features, improve functionality or other enhancements and prioritize user safety and security in order to meet the rapidly evolving demands of our developers, creators, and users. Maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the demands of the market is essential. Developments and innovations on our platform may rely on new or evolving technologies which are still in development or may never be fully developed. If we fail to anticipate developers’ and creators’

needs, the quality of the content they create may not attract users to engage with our experiences and result in a decline of users on our platform. When we develop new or enhanced features for our platform, we typically incur expenses and expend resources upfront to develop, market, promote, and sell new features. Therefore, when we develop and introduce new or enhanced features, they must achieve high levels of developer, creator, and user acceptance in order to justify the investment in developing and bringing them to market. In the past, it has been difficult to remove features we have introduced that have not achieved acceptance, and as such, we still maintain them at some cost. Further, we have made and may in the future make changes to our platform or added features that our users, developers or creators do not like or find useful. Such changes and new features may be difficult to remove from the platform and expensive to maintain.

The Roblox Cloud may be relied upon in the future for increasingly complex decision-making as it integrates hardware, accelerated machine learning and artificial intelligence for a broad range of compute tasks, including control of non-player characters, improved personalization, synthetic content generation, and automation of the player experience. It is possible that at some point the Roblox Cloud may make decisions unpredictably or autonomously, which can raise new or exacerbate existing ethical, technological, legal, and other challenges, and may negatively affect the performance of the Roblox Platform and the user, developer, and creator experience.

New features or enhancements and changes to the existing features of our platform could fail to attain sufficient market acceptance for many reasons, including:

•	failure to predict market demand accurately in terms of functionality and to supply features that meet this demand in a timely fashion;

•	defects, errors, or failures;

•	negative publicity about performance or effectiveness;

•	delays in releasing new features or enhancements on our platform; and

•	introduction or anticipated introduction of competing products by competitors.

The failure to obtain market acceptance will negatively affect our business, financial condition, results of operations and brand.

We have seen the growth rate of our users fluctuate and expect it to continue to change over time. If we fail to retain current users or add new users, or if our users decrease their level of engagement with our platform, revenue, bookings, and operating results will be harmed.

During the nine months ended September 30, 2020, we averaged 31.1 million daily active users, or DAUs. We view DAUs as a critical measure of our user engagement, and adding, maintaining, and engaging users has been and will continue to be necessary to our continued growth. Our DAU growth rate has fluctuated in the past and may slow in the future due to various factors, including the end of COVID-19 related shelter-in-place orders in some areas, as the number of users increase and we achieve higher market penetration rates, as we face continued competition for our users and their time from a variety of entertainment sources, or if there are performance issues with our platform. For example, while our DAUs have grown sequentially on a quarterly basis for the last several years, there have been months where they have not or have grown at a slower pace, often due to seasonal factors. In addition, our strategy seeks to expand the age groups that make up our users, and if and when we achieve maximum market penetration rates among any particular user cohort overall and in particular geographic markets, future growth in DAUs will need to come from other age or geographic cohorts in other markets, which may be difficult, costly or time consuming for us to achieve. Accessibility to the internet and bandwidth or connectivity limitations as well as regulatory requirements, may also affect our ability to further expand our user base in a variety of geographies. If our DAU growth rate slows or becomes stagnant, or we have a decline in DAUs, our financial performance will increasingly depend on our ability to elevate user activity or increase the monetization of our users.

Our business plan assumes that the demand for interactive entertainment offerings, specifically, the adoption of a metaverse with users interacting together by playing, communicating, connecting, making friends, learning, or simply hanging out, all in 3D environments, will increase for the foreseeable future. However, if this market shrinks or grows more slowly than anticipated, if the metaverse does not gain widespread adoption as a forum for experiences, social interaction and creative expression for our users, or if demand for our platform does not grow as quickly as we anticipate, whether as a result of competition, product obsolescence, budgetary constraints of our developers, creators, and users, technological changes, unfavorable economic conditions, uncertain geopolitical environments or other factors, we may not be able to increase our revenue and bookings sufficiently to ever achieve profitability and our stock price would decline.

The multitude of other entertainment options, online gaming, and other interactive experiences is high, making it difficult to retain users who are dissatisfied with our platform and seek other entertainment options. Moreover, the majority of our users are under the age of 13. This demographic may be less brand loyal and more likely to follow trends, including viral trends, than other demographics. These and other factors may lead users to switch to another entertainment option rapidly, which can interfere with our ability to forecast usage or DAUs and would negatively affect our user retention, growth, and engagement. We also may not be able to penetrate other demographics in a meaningful manner to compensate for the loss of DAUs in this age group. Falling user retention, growth, or engagement rates could seriously harm our business.

The loss of David Baszucki, our Founder, President and Chief Executive Officer or one or more of our senior management team or key personnel, or our failure to attract new or replacement members of our senior management team or other key personnel in the future, could significantly harm our business.

We depend on the continued services and performance of our Founder, President and Chief Executive Officer, David Baszucki, members of our senior management team and other key personnel. David Baszucki has been responsible for our strategic vision, and should he stop working for us for any reason, it is unlikely that we would be able to immediately find a suitable replacement. We do not maintain key man life insurance for David Baszucki, and do not believe any amount of key man insurance would allow us to recover from the harm to our business if David Baszucki were to leave the Company for any reason. Similarly, members of our senior management team and key employees are highly sought after and others may attempt to encourage these executives to leave the Company. The loss of one or more of the members of the senior management team or other key personnel for any reason could disrupt our operations, create uncertainty among investors, adversely impact employee retention and morale, and significantly harm our business.

An inability to attract and retain highly qualified employees, including as a result to restrictive changes to immigration laws or the varying application of immigration laws, may hamper our growth and cause our revenues or bookings to decline, adversely affecting our business.

To execute our growth plan, we must hire a very large number of employees over the next few years. In addition we need to retain our highly qualified employees. Competition for these recruits and employees is intense from other internet and high growth publicly-traded and private companies, especially with respect to engineers with high levels of experience in our industry, in particular in the San Francisco Bay Area where our headquarters are located.

We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with the appropriate level of qualifications. Many of the companies with which we compete for qualified employees have greater resources than we have and may offer compensation packages that are perceived to be better than ours. For example, we offer equity awards to a substantial majority of our job candidates and existing employees as part of their overall compensation package. If the perceived value of our equity awards declines, including as a result of volatility or declines in the market price of our Class A common stock or changes in perception about our future prospects, it may adversely affect our ability to recruit and retain highly qualified employees. Additionally, changes in our compensation structure may be negatively received by employees and result in attrition or cause difficulty in the recruiting process. If we fail to attract new employees or fail to retain and motivate our current employees, our business and future growth prospects could be adversely affected. Changes in immigration laws or varying applications of immigration laws to limit the availability of certain work visas or increase visa fees in the U.S. may impact our ability to hire the engineering and other talent that we need to continue to enhance our platform, which could have an adverse impact on our business, financial condition, and results of operations. For example, the U.S. President’s Proclamation Suspending Entry of Aliens Who Present a Risk to the U.S. Labor Market Following the COVID-19 pandemic, which was issued in June 2020, may adversely affect our ability to hire or to retain highly qualified personnel who are not U.S. citizens or permanent residents. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or renewing work visas for our technology professionals.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovative approach, creativity, and teamwork fostered by our culture and our business could be harmed.

We believe that a critical component of our success has been our culture. We have invested substantial time and resources in building out our team with an emphasis on shared values and a commitment to diversity and inclusion. As we continue to grow and develop the infrastructure associated with being a public company, we will need to expend significant efforts to maintain our culture among a larger number of employees dispersed in various geographic regions. Additionally, with our employees currently working remotely, during the COVID-19 pandemic, it will be more difficult to maintain or enhance our culture. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our mission to build a human co-experience platform that supports shared experiences among billions of users.

If we are unable to successfully grow our user base, compete effectively with other platforms, and further monetize our platform, our business will suffer.

We have made, and are continuing to make, investments to enable our developers to design and build compelling content and deliver it to our users on our platform. Existing and prospective developers may not be successful in creating content that leads to and maintains user engagement (including maintaining the quality of experiences) or they may fail to expand the types of experiences that our developers can build for users, and other global entertainment companies, online content platforms, and social platforms may entice our users and potential users away from, or to spend less time with, our platform, each of which could adversely affect users’ interest in our platform and lead to a loss of revenue opportunities and harm our results of operations.

Additionally, we may not succeed in further monetizing our platform and user base. As a result, our user growth, user engagement, financial performance and ability to grow revenue could be significantly harmed if:

•	we fail to increase or maintain DAUs;

•	our user growth outpaces our ability to monetize our users, including if our user growth occurs in markets that are not as profitable;

•	we fail to establish an international base of our developers, creators, and users;

•	we fail to increase or maintain the amount of time spent on our platform, the number of experiences that our users share and explore with friends, or the usage of our technology for our developers;

•	we do not develop and establish the social features of our platform, allowing it to more broadly serve the entertainment, education, and business markets;

•	we fail to increase penetration and engagement across all age demographics;

•	developers do not create engaging or new experiences for users;

•	users reduce their purchases of Robux on our platform; or

•	the experiences on our platform do not maintain or gain popularity.

If we are able to continue to grow, we will need to manage our growth effectively, which could require expanding our internal IT systems, technological operations infrastructure, financial infrastructure, and operating and administrative systems and controls. In addition, we have expended in the past and may in the future expend significant resources to launch new features and changes on our platform that we are unable to monetize, which may significantly harm our business. Any future growth would add complexity to our organization and require effective coordination across our organization, and an inability to do so would adversely affect our business, financial conditions and results of operations.

We are increasingly introducing our users to offerings for Robux that are subscription-based. While we intend for these efforts to generate increased recurring revenues from our existing user base, they may cause users to decrease their purchases of Robux and decrease these users’ overall spend on our platform. Our ability to continue to attract and retain users of our paid subscription services will depend in part on our ability to consistently provide our subscribers with a quality experience. If our users do not perceive these offerings to be of value, or if we introduce new or adjust existing features or pricing in a manner that is not favorably received by them, we may not be able to attract and retain subscribers or be able to convince users to become subscribers of such additional service offerings, and we may not be able to increase the amount of recurring revenue from our user base. Subscribers may cancel their subscription to our service for many reasons, including a perception that they do not use the service sufficiently, the need to reduce household expenses, competitive services that provide a better value or experience or as a result of changes in pricing. If our efforts to attract and retain subscribers are not successful, our business, operating results, and financial condition may be adversely impacted.

We rely on a very small percentage of our total users for a significant majority of our revenue and bookings that we derive from our platform.

We generate substantially all of our revenue through the sales of our virtual currency, “Robux,” which players can use to purchase virtual items sold by our developer and creator community on the platform. Only a small portion of our users regularly purchase Robux through subscriptions and pay for experiences and virtual items compared to all users who use our platform in any period. We rely on our developers to develop engaging content where users elect to purchase digital items to enhance their enjoyment. If users fail to purchase digital items at rates similar to or greater than they have historically and if we fail to attract new paying users, or if our paying users fail to continue interacting with the platform and purchasing digital items as they increase in age, our revenue will suffer.

Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may significantly harm and negatively affect our reputation and our business.

We regularly review metrics, including our DAUs, hours engaged, and average bookings per DAU, or ABPDAU, to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal data gathered on an analytics platform that we developed and operate and have not been validated by an independent third party. Our metrics and estimates may also differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology or the assumptions on which we rely. If our estimates are inaccurate, then investors will have less confidence in our company and our prospects, which could cause the market price of our Class A common stock to decline, our reputation and brand could be harmed.

While these metrics are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring how our platform is used and as a result, the metrics may overstate the number of DAUs, hours engaged, and ABPDAU. For example, there are users who have multiple accounts, fake user accounts, or fraudulent accounts created by bots to inflate user activity for a particular developer or creator on our platform, thus making the developer or creator’s experience or other content appear more popular than it really is. We strive to detect and minimize fraud and unauthorized access to our platform, and these practices are prohibited in our terms of service and we implement measures to detect and suppress that behavior. Some of our demographic data may be incomplete or inaccurate. For example, because users self-report their dates of birth, our age demographic data may differ from our users’ actual ages. If our users provide us with incorrect or incomplete information regarding their age or other attributes, then our estimates may prove inaccurate.

Errors or inaccuracies in our metrics or data could also result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of active users were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of users to satisfy our growth strategies. If our developers do not perceive our user, geographic, or other demographic metrics to be accurate representations of our user base, or if we discover material inaccuracies in our user, geographic, or other demographic metrics, our reputation may be seriously harmed. Our developers, creators and partners may also be less willing to allocate their budgets or resources to our platform, which could seriously harm our business.

Some developers, creators, and users on our platform may make unauthorized, fraudulent, or illegal use of Robux and other digital goods on our platform, including through unauthorized third-party websites or “cheating” programs.

Robux and digital goods on our platform have no monetary value outside of our platform, but users have made and may in the future make unauthorized, fraudulent, or illegal sales and/or purchases of Robux and other digital goods on or off of our platform, including through unauthorized third-party websites in exchange for real-world currency. For example, some users have made fraudulent use of credit cards owned by others on our platform to purchase Robux and offer the purchased Robux for sale at a discount on a third-party website. For the nine months ended September 30, 2020, total chargeback expense to us from this fraud was approximately 5% of bookings.

While we regularly monitor and screen usage of our platform with the aim of identifying and preventing these activities, and regularly monitor third-party websites for fraudulent Robux or digital goods offers as well as regularly send cease-and-desist letters to operators of these third-party websites, we are unable to control or stop all unauthorized, fraudulent, or illegal transactions in Robux or other digital goods that occurs on or off of our platform. Although we are not directly responsible for such unauthorized, fraudulent, and/or illegal activities conducted by these third parties, our user experience may be adversely affected, and users and/or developers may choose to leave our platform if these activities are pervasive. These activities may also result in negative publicity, disputes, or even legal claims, and measures we take in response may be expensive, time consuming, and disruptive to our operations.

In addition, unauthorized, fraudulent, and/or illegal purchases and/or sales of Robux or other digital goods on or off of our platform, including through third-party websites, bots, fake accounts, or “cheating” programs that enable users to exploit vulnerabilities in the experiences on our platform, could reduce our revenue and bookings by, among other things, decreasing revenue from authorized and legitimate transactions, increasing chargebacks from unauthorized credit card transactions, causing us to lose revenue and bookings from dissatisfied users who stop engaging with the experiences on our platform, or increasing costs we incur to develop technological measures to curtail unauthorized transactions.

Under our community rules for our platform, which developers, creators and users are obligated to comply with, we reserve the right to temporarily or permanently ban individuals for breaching our terms of use by violating applicable law or Roblox policies which include engaging in illegal activity on the platform. We have banned individuals as a result of unauthorized, fraudulent, or illegal use of Robux or other digital goods on our platform. We have also employed technological measures to help detect unauthorized Robux transactions and continue to develop additional methods and processes through which we can identify unauthorized transactions and block such transactions. However, there can be no assurance that our efforts to prevent or minimize these unauthorized, fraudulent, or illegal transactions will be successful.

Our business is highly competitive and subject to rapid changes. We face significant competition to attract and retain our users, developers, and creators that we anticipate will continue to intensify. Should we fail to attract and retain users, developers, and creators, our business and results of operations may suffer.

We compete for both users and developers and creators. We compete to attract and retain our users’ attention on the basis of our content and user experiences. We compete for users and their engagement hours with global technology leaders such as Amazon, Apple, Facebook, Google, Microsoft, and Tencent, global entertainment companies such as Comcast, Disney, and ViacomCBS, global gaming companies such as Activision Blizzard, Electronic Arts, Take-Two, Valve, Unity, and Zynga, online content platforms including Netflix, Spotify, and YouTube, as well as social platforms such as Facebook, Pinterest, and Snap.

We rely on developers to create the content that leads to and maintains user engagement (including maintaining the quality of experiences). We compete to attract and retain developers by providing developers the tools to easily build, publish, operate, and monetize content. We compete for developers and engineering talent with gaming platforms such as Epic Games, Unity, and Valve Corporation, which also give developers the ability to create or distribute interactive content.

We do not have any agreements with our developers that require them to continue to use the Roblox Platform for any time period. Some of our developers have developed attractive businesses in developing content, including games, on our platform. In the future, if we are unable to continue to provide value to these developers and they have alternative methods to publish and commercialize their offerings, they may not continue to provide content to our platform. Should we fail to provide compelling advantages to continued use of our ecosystem to developers, they may elect to develop content on competing interactive entertainment platforms. If a significant number of our developers no longer provide content, we may experience an overall reduction in the quality of our experiences, which could adversely affect users’ interest in our platform and lead to a loss of revenue opportunities and harm our results of operations.

Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages, such as:

•	larger sales and marketing budgets and resources;

•	broader and more established relationships with users, developers, and creators;

•	greater resources to make acquisitions and enter into strategic partnerships;

•	lower labor and research and development costs;

•	larger and more mature intellectual property portfolios; and

•	substantially greater financial, technical, and other resources.

We expect competition to continue to increase in the future. Conditions in our market could change rapidly and significantly as a result of technological advancements, the emergence of new entrants into the market, partnering or acquisitions by our competitors, continuing market consolidation, or changing developer, creator and user preferences, which can be difficult to predict or prepare for. Our competitors vary in size, and some may have substantially broader and more diverse offerings or may be able to adopt more lucrative payment policies or structures for developers. Failure to adequately identify and adapt to these competitive pricing pressures could negatively impact our business.

We focus our business on our developers, creators, and users, and acting in their interests in the long-term may conflict with the short-term expectations of analysts and investors.

A significant part of our business strategy and culture is to focus on long-term growth and developer, creator, and user experience over short-term financial results. We expect our expenses to continue to increase in the future as we broaden our developer, creator, and user community, as developers, creators, and users increase the amount and types of experiences and virtual items they make available on our platform and the content they consume, and as we develop and further enhance our platform, expand our technical infrastructure and data centers, and hire additional employees to support our expanding operations. As a result, in the near- and medium-term, we may continue to operate at a loss, or our near- and medium-term profitability may be lower than it would be if our strategy were to maximize near- and medium-term profitability. We expect to continue making significant expenditures to grow our platform and develop new features, integrations, capabilities, and enhancements to our platform for the benefit of our developers, creators, and users. Such expenditures may not result in improved business results or profitability over the long-term. If we are ultimately unable to achieve or improve profitability at the level or during the time frame anticipated by securities or industry analysts, investors and our stockholders, the trading price of our Class A common stock may decline.

We rely on third-party distribution channels to facilitate Robux purchases by platform users. If we are unable to maintain a good relationship with such providers, if their terms and conditions change, or fail to process or ensure the safety of users’ payments, our business will suffer.

Purchases of Robux and other products (e.g., e-gift cards) on our platform are facilitated through third-party online distribution channels. We utilize these distribution channels, such as Amazon, Apple, Blackhawk, ePay, Google, Incomm, PayPal, Vantiv, and Xsolla, to receive cash proceeds from sales of our Robux through direct purchases on our platform. Any scheduled or unscheduled interruption in the ability of our users to transact with these distribution channels could adversely affect our payment collection and, in turn, our revenue and bookings.

Our business will suffer if we are unable to maintain a good relationship with these distribution channels or develop relationships with new and emerging channels, if their terms and conditions or fee structure changes to our detriment, if we violate, or if a channel believes that we have violated, their terms and conditions, or if any of these distribution channels loses market share or falls out of favor or is unavailable for a prolonged period of time. Any changes that affect our use of these distribution channels may decrease the visibility or availability of our platform, limit our distribution capabilities, prevent access to our platform, or result in the exclusion or limitation of our platform on those distribution channels.

We do not directly process purchases of Robux on our platform, and, thus, any information on those purchases (e.g., debit and credit card numbers and expiration dates, personal information, and billing addresses) is disclosed to the third-party online platform and service providers facilitating Robux purchases by users. We do not have control over the security measures of those providers, and their security measures may not be adequate. We could be exposed to litigation and possible liability if our users’ transaction information involving Robux purchases is compromised, which could harm our reputation and our ability to attract users and may materially adversely affect our business.

We also rely on the stability of such distribution channels and their payment transmissions to ensure the continued payment services provided to our users. If any of these providers fail to process or ensure the security of users’ payments for any reason, our reputation may be damaged and we may lose our paying users, and users may be discouraged from purchasing Robux in the future, which, in turn, would materially and adversely affect our business, financial condition, and prospects.

In addition, from time to time, we encounter fraudulent use of payment methods, which could impact our results of operations and if not adequately controlled and managed could create negative consumer perceptions of our service. If we are unable to maintain our fraud and chargeback rate at acceptable levels, card networks may impose fines, our card approval rate may be impacted and we may be subject to additional card authentication requirements. The termination of our ability to process payments on any major payment method would significantly impair our ability to operate our business.

We may require additional capital to meet our financial obligations and support business growth, and this capital might not be available on acceptable terms or at all.

We intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need for developers and creators to develop new experiences and virtual items, enhance our existing experiences, improve our operating infrastructure or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of our Class A common stock. Any debt financing that we secure in the future could involve offering additional security interests and undertaking restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business, financial condition or results of operations may be harmed.

Our results of operations may be harmed if we are required to collect sales, value added, or other similar taxes for the purchase of our virtual currency.

Although we, either directly or through our third-party distribution channels, collect and remit taxes from users in certain countries and regions, there are some jurisdictions in which we operate where we do not currently collect taxes from users. One or more states or countries may seek to impose past, incremental or new sales, value added, or other tax collection obligations on us. A successful assertion by a state, country, or other jurisdiction that we should have been or should be collecting additional sales, value added, or other taxes could, among other things, result in substantial tax payments, create significant administrative burdens for us, discourage potential users, developers or creators from subscribing to our platform due to the incremental cost of any such sales or other similar taxes, or otherwise harm our business, results of operations, and financial condition.

If we are unable to maintain effective internal control over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the listing standards of the New York Stock Exchange, or the NYSE. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the Securities and Exchange Commission, or the SEC, is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, we have identified in the past, and may identify in the future, deficiencies in our controls. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which could have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second Annual Report on Form 10-K.

Our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and results of operations and could cause a decline in the price of our Class A common stock.

The popularity of our Lua scripting language for customization of and creation of virtual worlds and virtual goods and services is a key driver of content creation and engagement with our platform. If other programming languages or platforms become more popular with our developers, it may affect engagement with and content creation for our platform and our business may be harmed.

Roblox experiences are programmed using Lua scripting language on the Roblox Platform. In order to enhance the attractiveness of our platform to potential developers, we have made the Lua scripting language available without charge. The Lua scripting language permits developers on the Roblox Platform to develop customized add-on features for their own or others’ use, and we have trained our developers on how to write add-on programs using Lua scripting language. As part of this strategy, we have encouraged the development of an active community of Lua programmers similar to those which have emerged for other software platforms. The widespread use and popularity of our Lua scripting language is critical to creating engaging content on and demand for our platform. If developers do not find the Lua scripting language or our platform simple and attractive for developing content, or determine that our Lua scripting language or other features of our platform are undesirable or inferior to other scripting languages or platforms, or Lua scripting language becomes unavailable for use by the developers for any reason, they may shift their resources to developing content on other platforms and our business may be harmed.

We rely on Amazon Web Services for a portion of our cloud infrastructure in certain areas, and as a result any disruption of AWS would negatively affect our operations and significantly harm our business.

We rely on Amazon Web Services, or AWS, a third-party provider for a portion of our backend services, including for some of our high-speed databases, scalable object storage, and message queuing services. In addition, when additional compute resources are required, the Roblox Cloud can leverage Amazon EC2. For location-based support areas, we outsource certain aspects of the infrastructure relating to our cloud-native platform. As a result, our operations depend, in part, on AWS’ ability to protect their services against damage or interruption due to a variety of factors, including infrastructure changes, human or software errors, natural disasters, power or telecommunications failures, criminal acts, capacity constraints and similar events. Our developers, creators, and users need to be able to access our platform at any time, without interruption or degradation of performance. Our platform depends, in part, on the virtual cloud infrastructure hosted in AWS. Although we have disaster recovery plans that utilize multiple AWS availability zones to support our requirements, any incident affecting their infrastructure that may be caused by fire, flood, severe storm, earthquake or other natural disasters, power loss, telecommunications failures, cyber-attacks, terrorist or other attacks, and other similar events beyond our control, could adversely affect our cloud-native platform. Any disruption of or interference with our use of AWS could impair our ability to deliver our platform reliably to our developers, creators, and users.

Additionally, threats or attacks from computer malware, ransomware, viruses, social engineering (including phishing attacks), denial of service or other attacks, employee theft or misuse and general hacking have occurred and are becoming more prevalent in our industry, particularly against cloud-native services and vendors of security solutions. If AWS were to experience any of these security incidents, it could result in unauthorized access to, damage to, disablement or encryption of, use or misuse of, disclosure of, modification of, destruction of, or loss of our data or our developers’, creators’, and users’ data or disrupt our ability to provide our platform or service. A prolonged AWS service disruption affecting our cloud-native platform for any of the foregoing reasons would adversely impact our ability to serve our users, developers, and creators and could damage our reputation with current and potential users, developers, and creators, expose us to liability, result in substantial costs for remediation, cause us to lose users, developers, and creators, or otherwise harm our business, financial condition, or results of operations. and users. We may also incur significant costs for using alternative hosting cloud infrastructure services or taking other actions in preparation for, or in reaction to, events that damage or interfere with the AWS services we use.

Our commercial agreement with AWS will remain in effect until February 2021. Neither party may terminate the commercial agreement for convenience during its term. In the event that our AWS service agreements are terminated, or there is a lapse of service, elimination of AWS services or features that we utilize, we could experience interruptions in access to our platform as well as significant delays and additional expense in arranging for or creating new facilities or re-architecting our platform for deployment on a different cloud infrastructure service provider, which would adversely affect our business, financial condition, and results of operations.

If the security of our platform is compromised, it could compromise our and our developers’, creators’, and users’ proprietary information, disrupt our internal operations and harm public perception of our platform, which could cause our business and reputation to suffer.

We collect and store personal data and certain other sensitive and proprietary information in the operation of our business, including developer, creator and user information, and other confidential data. While we have implemented measures designed to prevent unauthorized access to or loss of our confidential data, mobile malware, viruses, hacking, social engineering, spam and phishing attacks have occurred and may occur on our systems in the future. Because of the popularity of our platform, we believe that we are an attractive target for these sorts of attacks.

Further, the techniques used to obtain unauthorized access to, or to sabotage, systems or networks, are constantly evolving and generally are not recognized until launched against a target. Consequently, we may be unable to anticipate these techniques, react in a timely manner, or implement preventive measures, which could result in delays in our detection or remediation of, or other responses to, security breaches and other security-related incidents. The wide availability of open source software used in our solutions could also expose us to security vulnerabilities.

If any unauthorized access to our network, systems or data, including our sensitive and proprietary information, personal data from our users, developers or creators, or other data, or any other security breach occurs, or is believed to have occurred, whether as a result of third-party action, employee negligence, error or malfeasance, defects, social engineering techniques, or otherwise, our reputation, brand and competitive position could be damaged, our and our users’, developers’, and creators’ data and intellectual property could potentially be lost or compromised, and we could be required to spend capital and other resources to alleviate problems caused by such actual or perceived breaches and remediate our systems, we could be exposed to a risk of loss, litigation or regulatory action and possible liability, and our ability to operate our business may be impaired. In the past, we have experienced social engineering attacks, and if similar attacks occur and are successful, this could have a negative impact on our business or result in unfavorable publicity. Additionally, we contract with certain third parties to store and process certain data for us, including our distribution channels, and these third parties face similar risks of actual and potential security breaches, which could present similar risks to our business, reputation, financial condition, and results of operations.

The economic costs to us to reduce or alleviate cyber or other security problems such as spammers, errors, bugs, flaws, “cheating” programs, defects or corrupted data, could be significant and may be difficult to anticipate or measure. These issues may cause developers, creators, and users to use our platform less or stop using it altogether, and the costs could divert our attention and resources, any of which could result in claims, demands, and legal liability to us, regulatory investigations and other proceedings, and otherwise harm our business, reputation, financial condition or results of operations. There could also be regulatory fines imposed for certain data breaches that take place around the world. For example, the California Consumer Privacy Act, or CCPA, also allows for a private right of action for certain data breaches that relate to a specified set of personal information.

Although we maintain cyber, privacy, and network security liability insurance, subject to applicable deductibles and policy limits, such coverage may not extend to all types of privacy and cybersecurity incidents, and it may be insufficient to cover all costs and expenses associated with such incidents.

Operating as a public company will require us to incur substantial costs and will require substantial management attention.

As a public company, we will incur substantial legal, accounting, and other expenses that we did not incur as a private company. For example, we are subject to the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the rules and regulations of the SEC, and the listing standards of the NYSE. The Exchange Act requires, among other things, we file annual, quarterly, and current reports with respect to our business, financial condition, and results of operations. Compliance with these rules and regulations will increase our legal and financial compliance costs, and increase demand on our systems, particularly after we are no longer an “emerging growth company.” In addition, as a public company, we may be subject to stockholder activism, which can lead to additional substantial costs, distract management, and impact the manner in which we operate our business in ways we cannot currently anticipate. As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors.

This management team, as a group, has no experience managing a publicly traded company, and certain members joined us more recently. As such, our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and results of operations.

We anticipate that our ongoing efforts related to privacy, data protection, safety, security, and content review will identify additional instances of misuse of user data or other undesirable activity by third parties on our platform.

In addition to our efforts to mitigate cybersecurity risks, we have made and are continuing to make investments in privacy, data protection, safety, security, and content review efforts to combat misuse of our services and user data by third parties, including investigations of individuals we have determined to have attempted to access user data without authorization. Our internal teams also continually monitor and address any unauthorized attempts to access data stored on servers that we own or control or data available to our third-party customer service providers. As a result of these efforts we have discovered and announced, and anticipate that we will continue to discover and announce, additional incidents of misuse of or unauthorized access of user data or other undesirable activity by third parties. We have taken steps to protect the data that we have access to, but despite these efforts, our security measures or those of our third-party service providers could be insufficient or breached as a result of third-party action, malfeasance, employee errors, service provider errors, technological limitations, defects or vulnerabilities in our platform or otherwise. Additionally, with our employees and third-party service providers who have access to some of our user data currently working remotely during the COVID-19 pandemic, we are exposed to increased risks of security breaches or incidents. We may not discover all such incidents or activity or be able to respond to or otherwise address them, promptly or at all. Such incidents and activities have in the past, and may in the future, include the use of user data or our systems in a manner inconsistent with our terms, contracts or policies, the existence of false or undesirable user accounts, theft of in-game currency or virtual items in valid user accounts, and activities that threaten people’s safety on- or offline. We may also be unsuccessful in our efforts to enforce our policies or otherwise remediate any such incidents. Any of the foregoing developments, whether actual or perceived, may negatively affect user trust and engagement, harm our reputation and brands, require us to change our business practices in a manner adverse to our business, and adversely affect our business and financial results. Any such developments may also subject us to future litigation and regulatory inquiries, investigations, and proceedings, including from data protection authorities in countries where we offer services and/or have users, which could subject us to monetary penalties and damages, divert management’s time and attention, and lead to enhanced regulatory oversight.

The expansion of our platform outside the United States exposes us to risks inherent in international operations.

We operate our platform throughout the world and are subject to risks and challenges associated with international business. For the nine months ended September 30, 2020, we had users in over 180 countries and developers in over 170 countries. During this period, approximately 67% of our DAUs and 32% of our bookings were derived from outside the U.S. and Canada region. We intend to continue to expand internationally, and this expansion is a critical element of our future business strategy. While we have a number of developers, creators, and users outside of the U.S., we have limited offices located outside of the U.S. and Canada, and there is no guarantee that our international efforts will be successful. The risks and challenges associated expanding our international presence, having developers, creators, and users outside the U.S. and those that can affect international operations generally and negatively impact our business and results of operations, include:

•	greater difficulty in enforcing contracts and managing collections in countries where our recourse may be more limited, as well as longer collection periods;

•

higher costs of doing business internationally, including costs incurred in complying with local regulations related to privacy, data protection, content monitoring, preclusion, and removal, and online entertainment offerings, particularly as these rules apply to interactions with children, and establishing and maintaining office space for our international operations;

•	double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the U.S. or the foreign jurisdictions in which we operate;

•	expenses related to monitoring and complying with differing labor regulations, especially in jurisdictions where labor laws may be more favorable to employees than in the U.S.;

•	challenges inherent to efficiently recruiting and retaining talented and capable employees in foreign countries and maintaining our company culture and employee programs across all of our offices;

•	management communication and integration problems resulting from language or cultural differences and geographic dispersion;

•	the uncertainty of protection for intellectual property rights in some countries;

•	increased exposure to fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business;

•	foreign exchange controls that might prevent us from repatriating cash earned outside the U.S.;

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risks associated with trade restrictions and foreign legal requirements, and greater risk of unexpected changes in regulatory requirements, tariffs and tax laws, trade laws, and export and other trade restrictions;

•	risks relating to the implementation of exchange controls, including restrictions promulgated by the Office of Foreign Asset Control, and other similar trade protection regulations and measures;

•	exposure to regional or global public health issues, such as the recent COVID-19 pandemic, and to travel restrictions and other measures undertaken by governments in response to such issues;

•	general economic and political conditions in these foreign markets, including political and economic instability in some countries;

•	localization of our services, including translation into foreign languages and associated expenses;

•	the ability to monitor our platform in new and evolving markets and in different languages to confirm that we maintain standards consistent with our brand and reputation;

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compliance with multiple, ambiguous, or evolving governmental laws and regulations, including those relating to employment, tax, content regulation, privacy, data protection, anti-corruption, import/export, customs, anti-boycott, sanctions and embargoes, antitrust, data transfer, storage and protection, content monitoring, preclusion, and removal, and industry-specific laws and regulations;

•	regulatory frameworks or business practices favoring local competitors;

•	changes in the public perception of our platform by governments in the regions where we operate or plan to operate;

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uncertainty regarding the imposition of and changes in the U.S.’ and other governments’ trade regulations, trade wars, tariffs, other restrictions or other geopolitical events, and without limitation, including the evolving relations between the U.S. and China;

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uncertainty regarding regulation, currency, tax, and operations resulting from the United Kingdom’s exit from the EU, or Brexit, on January 31, 2020 and possible disruptions in trade, the sale of our services and commerce, and movement of our people between the United Kingdom, EU, and other locations;

•	natural disasters, acts of war, and terrorism, and resulting changes to laws and regulations, including changes oriented to protecting local businesses;

•	difficulties in hiring highly qualified employees internationally and managing foreign operations; and

•	regional economic and political conditions.

These and other factors could harm our ability to generate revenue and bookings outside of the U.S. and, consequently, adversely affect our business, financial condition and results of operations. We may not be able to expand our business and attract users in international markets and doing so will require considerable management attention and resources. International expansion is subject to the particular challenges of supporting a business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute systems, regulatory systems and commercial infrastructures. We may not be able to offer our platform in certain countries, and expanding our international focus may subject us to risks that we have not faced before or increase risks that we currently face.

We may not realize the benefits expected through our China joint venture and the joint venture could have adverse effects on our business.

In February 2019, we entered into a joint venture agreement with Songhua River Investment Limited, referred to as Songhua, an affiliate of Tencent Holdings Ltd., a leading internet company in China and one of the world’s largest gaming companies. Under the joint venture agreement, we created Roblox China Holding Corp., referred to as the China JV, of which we own a 51% ownership interest. Through a wholly-owned subsidiary based in Shenzhen named Roblox (Shenzhen) Digital Science and Technology Co., Ltd and branded “Luobu,” the China JV is engaged in the development, localization and licensing to creators of a Chinese version of the Roblox Studio and also develops and oversees relations with local Chinese developers. Tencent currently intends to publish and operate a localized version of the Roblox Platform as a game in China under the name “Luobulesi.” Prior to publishing Luobulesi, Tencent must receive a publishing license from the National Radio and Television Administration of the Chinese government that entails a review of the content of Luobulesi to confirm that such content is not in contravention with the requirements of Chinese law. This publishing license has not yet been issued and we do not have an expected issuance date for this license. Luobu’s focus is on creating opportunities for local Chinese developers to learn Roblox Studio for building and publishing experiences and content.

Because our continued business operations in China are part of our current and future user growth plans, further adverse changes in the economic and political policies relating to China could have a material adverse effect on our business. An escalation of recent trade tensions between the U.S. and China has resulted in trade restrictions that could harm our ability to participate in Chinese markets and numerous additional such restrictions have been threatened by both countries. The U.S. government, for example, has recently barred or threatened to bar U.S. companies from doing business with certain Chinese technology companies. The Chinese government has, in turn, threatened to restrict the investment or trade privileges of companies that stop doing business with Chinese companies as a result of this or other similar rules. We may find it impossible to comply with these or other conflicting regulations in the U.S. and China, which could make it difficult or impossible to achieve our business objectives in China or realize a return on our investment in this market. Sustained uncertainty about, or worsening of, current global economic conditions and further escalation of trade tensions between the U.S. and its trading partners, especially China, could result in a global economic slowdown and long-term changes to global trade, including retaliatory trade restrictions that could further restrict our ability to operate in China.

The Chinese economic, legal, and political landscape also differs from other countries in many respects, including the level of government involvement and regulation, control of foreign exchange and allocation of resources and uncertainty regarding the enforceability and scope of protection for intellectual property rights. The laws, regulations and legal requirements in China are also subject to frequent changes and the exact obligations under and enforcement of laws and regulations are often subject to unpublished internal government interpretations and policies which makes it challenging to ascertain compliance with such laws. Any actions and policies adopted by the Chinese government, particularly with regard to intellectual property rights and internet restrictions for non-Chinese businesses, or any prolonged slowdown in China’s economy, could have an adverse effect on our business, results of operations and financial condition.

The relationship between China and the U.S. is subject to periodic tension. Relations may also be compromised if the U.S. pressures the Chinese government regarding its monetary, economic, or social policies. Changes in political conditions in China and changes in the state of China-U.S. relations are difficult to predict and could adversely affect the operations or financial condition of the China JV. In addition, because of our proposed involvement in the Chinese market, any deterioration in political or trade relations might cause a public perception in the U.S. or elsewhere that might cause our products to become less attractive. The Committee on Foreign Investment in the U.S. has continued to apply a more stringent review of certain foreign investment in U.S. companies, including investment by Chinese entities, and has made inquiries to us with respect to Tencent’s equity investment in us and involvement in the China JV. We cannot predict what effect any further inquiry by the Committee on Foreign Investment in the U.S. into our relationship with Tencent or changes in China-U.S. relations overall may have on our ability to effectively support the China JV or on the operations or success of the China JV.

In addition to market and regulatory factors, any future success of the China JV will require a collaborative effort with Tencent to build and operate Luobu and Luobulesi as together, they will form the exclusive basis for growing our penetration in the China market. In addition, upon the occurrence of certain events, such as a termination of certain of the contractual relationships applicable to Luobu, a change of control of us, or the acquisition of 20% of our outstanding securities by certain specified Chinese industry participants, we may be required to purchase Songhua’s interest in the China JV at a fair market value determined at the time of such purchase. Any future requirement to purchase the interest in China JV from Songhua may have a material adverse effect upon our liquidity, financial condition, and results of operations both as a result of the purchase of such interests and the fact that we would need to identify and partner with an alternative Chinese partner in order for operations to continue in the China market.

Our results of operations, which are reported in U.S. dollars, could be adversely affected if currency exchange rates fluctuate substantially in the future.

As we continue to expand our international operations, we become more exposed to the effects of fluctuations in currency exchange rates. We generally collect revenue from our international markets in the local currency. For the nine months ended September 30, 2020, we had users in over 180 countries and approximately 67% of our DAUs and 32% of our bookings were derived from outside the U.S. and Canada region. While we periodically adjust the price of Robux to account for the relative value of this local currency to the U.S. dollar these adjustments are not immediate nor do they typically exactly track the underlying currency fluctuations. As a result, rapid appreciation of the U.S. dollar against these foreign currencies can harm our reported results and cause the revenue derived from our foreign users to decrease. In addition, even if we do adjust the cost of our Robux in foreign markets to track appreciation in the U.S. dollar, such appreciation could increase the costs of purchasing Robux to our users outside of the U.S., adversely affecting our business, results of operations and financial condition.

We also incur expenses for employee compensation and other operating expenses at our non-U.S. locations in the local currency. Fluctuations in the exchange rates between the U.S. dollar and other currencies could result in the dollar equivalent of our expenses being higher which may not be offset by additional revenue earned in the local currency. This could have a negative impact on our reported results of operations. To date, we have not engaged in any hedging strategies and any such strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures that we may implement in the future to mitigate this risk may not eliminate our exposure to foreign exchange fluctuations. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

We plan to continue to make acquisitions and investments in other companies, which could require significant management attention, disrupt our business, dilute our stockholders, and significantly harm our business.

As part of our business strategy, we have made and intend to make acquisitions to add specialized employees and complementary companies, features, and technologies. For example, in

2020 we acquired Ceebr Limited, a company that operated a platform that teaches children age 6-13 to design, program, and play their own games. Our ability to acquire and successfully integrate larger or more complex companies, features, and technologies is unproven. In the future, we may not be able to find other suitable acquisition or investment candidates, and we may not be able to complete acquisitions or investments on favorable terms, if at all. The pursuit of potential acquisitions may divert the attention of management and cause us to incur significant expenses related to identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. Our previous and future acquisitions may not achieve our goals, and any future acquisitions we complete could be viewed negatively by users, developers, creators, partners, or investors. In addition, if we fail to successfully close transactions or integrate new teams into our corporate culture, or integrate the features and technologies associated with these acquisitions, our business could be significantly harmed. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or use the acquired products, technology, and personnel, or accurately forecast the financial impact of an acquisition, including accounting charges which could be recognized as a current period expense. We also may not achieve the anticipated benefits of synergies from the acquired business, may encounter challenges with incorporating the acquired features and technologies into our platform while maintaining quality and security standards consistent with our brand, or may fail to identify security vulnerabilities in acquired technology prior to integration with our technology and platform. We may also incur unanticipated liabilities that we assume as a result of acquiring companies, including claims related to the acquired company, its offerings or technologies or potential violations of applicable law or industry rules and regulations arising from prior or ongoing acts or omissions by the acquired business that were not discovered during diligence. We will pay cash, incur debt, or issue equity securities to pay for any acquisitions, any of which could significantly harm our business. Selling equity to finance any such acquisition would also dilute our stockholders. Incurring debt would increase our fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

In addition, it generally takes several months after the closing of an acquisition to finalize the purchase price allocation. Therefore, it is possible that our valuation of an acquisition may change and result in unanticipated write-offs or charges, impairment of our goodwill, or a material change to the fair value of the assets and liabilities associated with a particular acquisition, any of which could significantly harm our business.

Our acquisition strategy may not succeed if we are unable to remain attractive to target companies or expeditiously close transactions. If we develop a reputation for being a difficult acquirer or having an unfavorable work environment, or target companies view our Class A common stock unfavorably, we may be unable to consummate key acquisition transactions essential to our corporate strategy and our business may be significantly harmed.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited, each of which could significantly harm our business.

As of December 31, 2019, we had federal and state net operating loss carryforwards of $162.0 million and $54.3 million, respectively. If not utilized, these will begin to expire in 2024 and 2027, respectively. Utilization of our net operating loss carryforwards and other tax attributes, such as research and development tax credits, may be subject to annual limitations, or could be subject to other limitations on utilization or benefit due to the ownership change limitations provided by Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, and other similar provisions. Further, the Tax Cuts and Jobs Act, or the Tax Act, as modified by the Coronavirus Aid Relief, and Economic Security Act, or the CARES Act, changed the federal rules governing net operating loss carryforwards. Of the $162.0 million of our federal net operating loss, $88.8 million is carried forward indefinitely but is limited to 80% of taxable income. Further, carryback of net operating losses is generally prohibited for tax years beginning after December 1, 2020. Our net operating loss carryforwards may also be subject to limitations under state law. For example, California recently enacted legislation suspending the use of net operating loss carryforwards for taxable years 2020, 2021, and 2022 for many taxpayers. Net operating loss carryforwards generated before January 1, 2018 will not be subject to the Tax Act’s taxable income limitation and will continue to have a twenty-year carryforward period. If our net operating loss carryforwards and other tax attributes expire before utilization or are subject to limitations, our business and financial results could be harmed.

Changes in existing financial accounting standards or practices may harm our results of operations.

Changes in existing accounting rules or practices, new accounting pronouncements rules, or varying interpretations of current accounting pronouncements practice could harm our results of operations or the manner in which we conduct our business. Further, such changes could potentially affect our reporting of transactions completed before such changes are effective. GAAP is subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. In particular, in February 2016, the FASB issued Accounting Standards Codification, or ASC, 842, which supersedes the lease accounting guidance in ASC 840, Leases. The core principle of ASC 842 requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. As an “emerging growth company,” we are allowed under the JOBS Act to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have elected to take advantage of this extended transition period under the JOBS Act with respect to ASC 842, which will result in ASC 842 becoming effective for us beginning on January 1, 2022 unless we choose to adopt it earlier. Any difficulties in implementing these pronouncements could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us.

We are evaluating the impact of the adoption of ASC 842 and currently believe the most significant impact upon adoption will be the recognition of material right-of-use assets and lease liabilities on our consolidated balance sheets associated with operating leases. We do not believe this standard will have a material impact on our consolidated statements of operations.

Our credit agreement provides our lender with a first-priority lien against substantially all of our assets and contains restrictive covenants which could limit our operational flexibility and otherwise adversely affect our financial condition.

Our credit agreement allows us to borrow up to $50.0 million. As of September 30, 2020, we have not borrowed any amounts under this agreement. In the event we borrow amounts under our credit agreement, we will become subject to a number of covenants that may limit our ability to, among other things, transfer or dispose of assets, pay dividends or make distributions, incur additional indebtedness, create liens, make investments, loans and acquisitions, engage in transactions with affiliates, merge or consolidate with other companies, and sell substantially all of our assets. Our credit agreement is secured by substantially all of our assets. The terms of our credit agreement may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs, execute preferred business strategies, make it more difficult for us to successfully execute our business strategy, and compete against companies who are not subject to such restrictions. Additionally, any obligations to repay principal and interest on our indebtedness make us vulnerable to economic or market downturns.

Our failure to comply with the covenants or payment requirements, or other events specified in our credit agreement, could result in an event of default and our lender may accelerate our obligations under our credit agreement and foreclose upon the collateral, or we may be forced to sell assets, restructure our indebtedness, or seek additional equity capital, which would dilute our stockholders’ interests. Our failure to comply with any covenant could result in an event of default under the agreement and the lender could make the entire debt immediately due and payable. If this occurs, we might not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us. Any of the foregoing could adversely affect our business, financial condition, or results of operations.

Our estimates or judgments relating to our critical accounting policies may be based on assumptions that change or prove to be incorrect, which could cause our results of operations to fall below expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the recognition and measurement of certain assets and liabilities and revenue and expenses that is not readily apparent from other sources. Our accounting policies that involve judgment include those related to revenue recognition, assumptions used for estimating the fair value of common stock to calculate stock-based compensation, capitalization of internal-use software costs, valuation of goodwill and intangible assets, certain accrued liabilities, and valuation allowances associated with income taxes. If our assumptions change or if actual circumstances differ from those in our assumptions, our results of operations could be adversely affected, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

Any legal proceedings or claims against us could be costly and time-consuming to defend and could harm our reputation regardless of the outcome.

We are and/or may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, including intellectual property, data privacy, product liability, employment, class action, whistleblower and other litigation claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability, or require us to change our business practices. In addition, the expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change, and could adversely affect our financial condition and results of operations. Because of the potential risks, expenses, and uncertainties of litigation, we may, from time to time, settle disputes, even where we have meritorious claims or defenses, by agreeing to settlement agreements. Any of the foregoing could adversely affect our business, financial condition, and results of operations.

Catastrophic events may disrupt our business.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could harm our business. We have our headquarters and a large employee presence in San Mateo, California, an area which in recent years has been increasingly susceptible to fires and power outages, either of which could disrupt our operations, and which contains active earthquake zones. In the event of a major earthquake, hurricane, or catastrophic event such as fire, power loss, rolling blackouts, telecommunications failure, pandemic, cyber-attack, war, or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our platform development, lengthy interruptions in our platform, breaches of security, and loss of critical data, all of which would harm our business, results of operations, and financial condition. Acts of terrorism and similar events would also cause disruptions to the internet or the economy as a whole. In addition, the insurance we maintain would likely not be adequate to cover our losses resulting from disasters or other business interruptions. Our disaster recovery plan may not be sufficient to address all aspects of any unanticipated consequence or incident, we may not be able to maintain business continuity at profitable levels or at all, and our insurance may not be sufficient to compensate us for the losses that could occur.

If we are determined to be an “investment company,” it will significantly affect our operational flexibility and our operating results.

If the SEC determines that we are required to register as an “investment company” it would result in the imposition of additional corporate governance and operational requirements through the application of the federal Investment Company Act of 1940. Any such burdens could be material. Among the particular repercussions for us as an “investment company” under the Investment Company Act of 1940, could be a short or long-term affect to liquidity and an increase our cost of capital and operational expenses, all of which would adversely affect our operating results. It is possible that such an outcome could threaten the viability of our business.

Risks Related to Government Regulations

We are subject to various governmental export control, trade sanctions, and import laws and regulations that require our compliance and may subject us to liability if we violate these controls.

We are subject to laws and regulations that could limit our ability to offer access or full access to our platform and experiences to certain persons and in certain countries or territories. For example, certain U.S. laws and regulations administered and enforced by U.S. Department of the Treasury’s Office of Foreign Assets Control, referred to as OFAC, may limit our ability to give users, developers, and creators access to certain aspects of our platform and experiences, or collectively with other applicable export control and economic sanctions laws and regulations, the Trade Control Laws and Regulations. Trade Control Laws and Regulations are complex and dynamic, and monitoring and ensuring compliance can be challenging. In addition, we rely on our payment processors for compliance with certain of these Trade Control Laws and Regulations, including the fact that our payment processors will not allow any paid activity by users, developers, and creators that attempt to access our platform from various jurisdictions specified by OFAC such as the Crimea region, Cuba, Iran, North Korea, and Syria. Users, developers, and creators from certain of these countries and territories have access to our platform and experiences and there can be no guarantee we will be found to have been in full compliance with Trade Control Laws and Regulations during all relevant periods. Any failure by us or our payment processors to comply with the Trade Control Laws and Regulations may lead to violations of the Trade Control Laws and Regulations that could expose us to liability. Any failure to comply with applicable laws and regulations also could have negative consequences for us, including reputational harm, government investigations, and monetary penalties.

In addition, various foreign governments may also impose controls, export license requirements, and/or restrictions. Compliance with such applicable regulatory requirements may create delays in the introduction of our platform in some international markets or prevent our international users from accessing our platform.

Governmental agencies may restrict access to platforms, our website, mobile applications or the internet generally, which could lead to the loss or slower growth of our user base.

Governmental agencies in any of the countries in which we, our users, developers, or creators are located could block access to or require a license for our platform, our website, operating system platforms, application stores or the internet generally for a number of reasons, including security, privacy, data protection, confidentiality, or regulatory concerns which may include, among other things, governmental restrictions on certain content in a particular country and a requirement that user information be stored on servers in a country within which we operate. Governmental agencies could issue fines or penalties if there are instances where we are found not to have been in compliance with regulations in any of these areas. Users generally need to access the internet, including in geographically diverse areas, and also mobile platforms such as the Apple App Store and the Google Play Store, to engage with experiences on our platform. If governmental or other entities block, limit or otherwise restrict developers, creators, and users from accessing our platform, or users from engaging with experiences on our platform, our business could be negatively impacted, we could be subject to additional fines and penalties, our developers, creators, and users could decline or grow more slowly, and our results of operations could be adversely affected.

Because we store, process, and use data, some of which contains personal information, we are subject to complex and evolving federal, state, and international laws and regulations regarding privacy, data protection, security, content, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in investigations, claims, changes to our business practices, increased cost of operations, and declines in user growth, retention, or engagement, any of which could significantly harm our business.

We are subject to a variety of laws and regulations in the U.S. and other countries that involve matters central to our business, including user privacy, data protection, security, rights of publicity, content, intellectual property, distribution, electronic contracts and other communications, competition, protection of minors, consumer protection, taxation, and online-payment services.

The regulatory framework for privacy, data protection, and data transfers worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future.

Certain laws and regulations, such as the GDPR, which went into effect in May 2018, has placed and will continue to place significant data protection obligations and restrictions on organizations such as ours and may require us to continue to change our policies and procedures. The GDPR imposed more stringent data protection requirements and provides greater penalties for noncompliance than previous data protection laws, including potential penalties of up to €20 million or 4% of annual global revenues. If we are found not to be compliant with GDPR requirements, we may be subject to significant fines, the risk of civil litigation, and reputational damage, and our business may be seriously harmed.

Recently, the European Court of Justice struck down the EU-U.S. Privacy Shield framework, which provided companies with a mechanism to comply with data protection requirements when transferring personal data from the EU to the U.S. To the extent that any of our service providers, or consultants have been relying on the EU-U.S. Privacy Shield Framework, they cannot do so in the future, which could increase our costs and may limit our ability to process personal data from the EU. The same decision also cast doubt on the ability to use one of the primary alternatives to the EU-U.S. Privacy Shield framework, namely, the European Commission’s Standard Contractual Clauses, to lawfully transfer personal data from Europe to the U.S. and most other countries. At present, there are few, if any, viable alternatives to the Privacy Shield Frameworks and the Standard Contractual Clauses for the foregoing purposes.

Following a referendum in June 2016 in which voters in the United Kingdom approved an exit from the EU, the United Kingdom government has initiated a process to leave the EU, known as Brexit. Brexit has created uncertainty with regard to the regulation of data protection in the United Kingdom. In particular, while the Data Protection Act of 2018, which implements and complements the GDPR achieved Royal Assent on May 23, 2018 and is now effective in the United Kingdom, it is still unclear whether transfer of data from the European Economic Area to the United Kingdom will remain lawful under the GDPR. During the period of “transition” (i.e., until December 31, 2020), EU law will continue to apply in the United Kingdom, including the GDPR, after which it is expected that the Data Protection Act will substantially convert the requirements of the GDPR into United Kingdom law. However, we cannot fully predict how the Data Protection Act and other United Kingdom data protection laws or regulations may develop in the medium to longer term, affecting how data transfers to and from the United Kingdom will be regulated. We continue to monitor and review the impact of any resulting changes to EU or United Kingdom law that could affect our operations. Beginning in 2021, the United Kingdom will be a “third country” under the GDPR. We may incur liabilities, expenses, costs, and other operational losses under the GDPR and laws and regulations of applicable EU Member States and the United Kingdom relating to privacy and data protection in connection with any measures we take to comply with them.

Law no. 13.709/2018 of Brazil, the Lei Geral de Proteção de Dados Pessoais, or LGPD, entered into effect on September 18, 2020, authorizing a private right of action for violations. Administrative enforcement is anticipated to begin August 1, 2021, and may include fines of up to 2% of the organization’s annual global revenue or 50M reais (approximately $9.3 million U.S. dollars). The LGPD applies to businesses (both inside and outside Brazil) that process the personal data of users who are located in Brazil. The LGPD provides users with the similar rights as the GDPR regarding their data. A Brazilian Data Protection Authority, Brazilian National Data Protection Authority (Autoridade Nacional de Proteção de Dados, or ANPD) has been established to provide forthcoming rules and guidance on how to interpret and implement the LGPD’s requirements, including regarding notice of processing, data transfer requirements, and other compliance obligations, such as security measures, recordkeeping, training, and governance. Pending such developments from the ANPD and any emerging caselaw, the Company’s LGPD approach may be subject to further change, our compliance measures when implemented may not be fully adequate, we may expend significant time and cost in developing a privacy governance program and data transfer mechanisms to comply with the LGPD and any implementing regulations or guidance, and we may potentially face litigation prior to the implementation of regulations and guidance regarding the LGPD or before we have had a reasonable opportunity to fully implement measures designed to comply with such regulations and guidance.

In addition, the CCPA, went into effect in January 2020 and established a new privacy framework for covered businesses such as ours, requiring us to modify our data processing practices and policies and incur compliance related costs and expenses. The CCPA also provides for civil penalties for violations, as well as a private right of action for data breaches, which may increase the likelihood and cost of data breach litigation. If a ballot initiative to amend the CCPA passes in the upcoming California general election, the CCPA may be revised to place more restrictions on companies’ use of user data and potentially increase regulatory enforcement, and it remains unclear how various provisions of the

CCPA will be interpreted and enforced. Additionally, a new privacy law, the California Privacy Rights Act, or CPRA, recently was certified by the California Secretary of State to appear on the ballot for the November 3, 2020 election. If this initiative is approved by California voters, the CPRA would significantly modify the CCPA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. The enactment of the CCPA is prompting similar legislative developments in other states in the U.S., which could create the potential for a patchwork of overlapping but different state laws. Some countries also are considering or have passed legislation requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of operating our products and services and other aspects of our business. The potential effects of this legislation are far-reaching and may require us to modify data processing practices and policies, incur substantial costs and expenses in an effort to comply, or restrict our operations.

We take reasonable efforts to comply with all applicable laws, policies, legal obligations and certain industry codes of conduct relating to privacy and data protection, and security. However, it is possible that the obligations imposed on us by applicable data privacy laws and regulations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices in other jurisdictions. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to users or other third parties, or our other policies or obligations relating to privacy, data protection, or security, or any actual or perceived compromise of security, including any such compromise that results in the unauthorized release or transfer of personally identifiable information or other user, developer or creator data, may result in governmental investigations and enforcement actions, litigation, claims or public statements against us by consumer advocacy groups or others and could cause our developers, creators, and users to lose trust in us, any or all of which could have an adverse effect on our business, financial condition or results of operations.

United States or international rules that permit ISPs to limit internet data consumption by users, including unreasonable discrimination in the provision of broadband internet access services, could harm our business.

In January 2018, the Federal Communications Commission, or FCC, released an order that repealed the “open internet rules,” often known as “net neutrality,” which prohibit mobile providers in the U.S. from impeding access to most content, or otherwise unfairly discriminating against content providers like us and also prohibit mobile providers from entering into arrangements with specific content providers for faster or better access over their data networks. The FCC order repealing the open internet rules went into effect in June 2018. In response to this decision California and a number of states implemented their own net neutrality rules which largely mirrored the repealed federal regulations. The U.S. Department of Justice has filed suit to bar implementation of these state laws and their application remains uncertain. We cannot predict the outcome of this litigation or whether the FCC order or state initiatives regulating providers will be modified, overturned, or vacated by other legal action, federal legislation, or the FCC, or the degree to which this repeal would adversely affect our business, if at all. Similarly, the EU requires equal access to internet content, but as part of its Digital Single Market initiative, the EU may impose network security, and disability access, which could increase our costs. If the FCC’s repeal of the open internet rules is maintained, state initiatives are modified, overturned, or vacated, or the EU modifies its open internet rules, mobile and internet providers may be able to limit our users’ ability to access our platform or make our platform a less attractive alternative to our competitors’ applications. Were that to happen, our ability to retain existing users or attract new users may be impaired, or costs could increase, and our business would be significantly harmed.

We are subject to laws and regulations worldwide, many of which are unsettled and still developing which could increase our costs or adversely affect our business.

We are subject to a variety of laws in the U.S. and abroad that affect our business. As a global platform with users in over 180 countries, we are subject to a myriad of regulations and laws regarding consumer protection, including the use of gift cards, advertising, electronic marketing, protection of minors, data protection and privacy, data localization requirements, online services, data protection, anti-competition, freedom of speech, labor, real estate, taxation, intellectual property ownership and infringement, tax, export and national security, tariffs, anti-corruption and telecommunications, all of which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the U.S., and compliance with laws, regulations and similar requirements may be burdensome and expensive. Laws and regulations may be inconsistent from jurisdiction to jurisdiction, which may increase the cost of compliance and doing business and expose us to possible litigation, penalties or fines. Any such costs, which may rise in the future as a result of changes in these laws and regulations or in their interpretation, could make our platform less attractive to our users, developers or creators or cause us to change or limit our ability to sell our platform. We have policies and procedures designed to ensure compliance with applicable laws and regulations, but we cannot assure you that we will not experience violations of such laws and regulations or our policies and procedures.

We are potentially subject to a number of foreign and domestic laws and regulations that affect the offering of certain types of content, such as that which depicts violence, many of which are ambiguous, still evolving and could be interpreted in ways that could harm our business or expose us to liability. Foreign governments, may censor our platform in their countries, restrict access to our platform from their countries entirely, impose other restrictions that may affect their citizens’ ability to access our platform for an extended period of time or even indefinitely, require data localization, or impose other laws or regulations that we cannot comply with, would be difficult for us to comply with, or would require us to rebuild our platform or the infrastructure for our platform. Numerous countries, including Germany, have regulations relating to this area and they may impose significant fines for failure to comply with certain content removal and disclosure obligations. Other countries, including Singapore, India, Turkey, Mexico, Australia, and the United Kingdom, have implemented or are considering similar legislation imposing penalties for failure to remove certain types of content. On the other hand, some users, developers, and creators may choose not to use our platform if we actively police content.

In addition, there are ongoing academic, political, and regulatory discussions in the U.S., Canada, Europe, Australia and other jurisdictions regarding whether certain mechanisms that may be included in the experiences on our platform, such as features commonly referred to as “loot boxes,” and certain genres of experiences, such as social casino, that may reward gambling, should be subject to a higher level or different type of regulation than other genres of experiences to protect consumers, in particular minors and persons susceptible to addiction, and, if so, what such regulation should include. New regulation by the U.S. federal government and its agencies, such as the FTC, state agencies or foreign jurisdictions, which may vary significantly, could require that certain content in the experiences on our platform be modified or removed, increase the costs of operating or monitoring the experiences on our platform, impact user engagement and thus the functionality and effectiveness of our platform or otherwise harm our business performance. It is difficult to predict how existing or new laws may be applied. If we become liable, directly or indirectly, under these laws or regulations, we could be harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to modify our platform, which would harm our business, financial condition and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business, financial condition, or results of operations.

It is also possible that a number of laws and regulations may be adopted or construed to apply to us or our users or our developers in the U.S. and elsewhere that could restrict the online and mobile industries, including developer, creator and user privacy, data protection, advertising, user acquisition practices, taxation, content suitability, copyright, distribution and antitrust, and our platform, experiences or components thereof may be deemed or perceived illegal or unfair practices. Furthermore, the growth and development of electronic commerce and virtual items may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as us and developers, creators, and users conducting business through the internet and mobile devices. We anticipate that scrutiny and regulation of our industry will increase and we will be required to devote legal and other resources to addressing such regulation. For example, existing laws or new laws regarding the marketing of in-app purchases, labeling of our free experiences or regulation of currency, banking institutions, unclaimed property, or money transmission may be interpreted to cover experiences made with our technologies and the revenue and bookings that we receive from our platform. If that were to occur, we may be required to maintain certain records and seek licenses, authorizations or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements and we may be subject to additional regulation and oversight and other operational requirements, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the U.S. or elsewhere, or any withdrawal by us from certain countries because of such actions, would adversely affect our DAUs, including by giving our competitors an opportunity to penetrate geographic markets that we cannot access. As a result, our user growth, retention, and engagement may be significantly harmed.

Legal and regulatory restrictions on virtual currencies like Robux may adversely affect our platform, experiences, and virtual items on our platform, which may negatively impact our revenue, bookings, business, and reputation.

Users can purchase and use Robux to enrich their experience in various ways on our platform. For example, Robux are often used to purchase virtual clothes for users’ avatars. The regulations that apply to virtual currencies in the jurisdictions in which we operate are subject to change. It is possible that regulators in the U.S. or elsewhere may take regulatory actions in the future that restrict our ability to make Robux, allow users to acquire or use other digital goods available on our platform, or that prohibit developers or creators on our platform from earning Robux. We also make e-gift cards available for sale internationally that may be used to redeem Robux, and regulators may impose restrictions or bans on the sale of such e-gift cards. Any such restrictions or prohibitions may adversely affect our platform, business, revenue, and bookings. In the United States, the SEC, its staff, and similar state regulators have deemed certain virtual currencies to be securities subject to regulation under the federal and state securities laws. While we do not consider Robux to be a security, if Robux were subject to the federal or state securities laws of the U.S., we may be required to redesign our platform considerably, in a manner that would be disruptive to operations and costly to implement, which may threaten the viability of the platform. We may also be subject to enforcement or other regulatory actions by federal or state regulators, as well as private litigation, which could be costly to resolve.

The increased use of interactive entertainment offerings like ours by consumers, including younger consumers, may prompt calls for more stringent consumer protection laws and regulations that may impose additional burdens on companies such as ours making virtual currencies like Robux available for sale. Any such changes would require us to devote legal and other resources to address such regulation. For example, some existing laws regarding the regulation of currency, money transmitters and other financial institutions, and unclaimed property have been interpreted to cover virtual currencies, like Robux.

Although we have structured Robux, as well as our sales of other digital goods and e-gift cards on our platform, with applicable laws and regulations in mind, including applicable laws relating to money laundering and money transmission services, and believe we are in compliance with all applicable laws, it is possible that a relevant regulator may disagree, which could expose us to penalties. If a relevant regulator disagreed with our analysis of and compliance with applicable laws, we may be required to seek licenses, authorizations, or approvals from those regulators, which may be dependent on us meeting certain capital and other requirements and may subject us to additional regulation and oversight, all of which could significantly increase our operating costs.

Changes in current laws or regulations or the imposition of new laws and regulations in the U.S. or elsewhere that prohibit us from making Robux available on our platform would require us to make significant changes to our platform, which would materially impair our business, financial condition, and operating results.

We are subject to the Foreign Corrupt Practices Act (FCPA) and similar anti-corruption, anti-bribery, and anti-money laundering, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations.

We are subject to the FCPA, U.S. domestic bribery laws, the UK Bribery Act and other anti-corruption and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, agents, representatives, business partners and third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector in order to influence official action, direct business to any person, gain any improper advantage, or obtain or retain business. As we increase our international business, our risks under these laws may increase.

As we increase our international business, we may engage with business partners and third-party intermediaries to market our solutions and obtain necessary permits, licenses and other regulatory approvals. In addition, we or our employees, agents, representatives, business partners or third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of our employees, agents, representatives, business partners or third-party intermediaries, even if we do not authorize such activities.

These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies, training and procedures to address compliance with such laws, we cannot assure you that none of our employees, agents, representatives, business partners or third-party intermediaries will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Detecting, investigating, and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management, as well as significant defense costs and other professional fees. In addition, noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions against us, our officers, or our employees, disgorgement of profits, suspension or debarment from contracting with the U.S. government or other persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our reputation, business, financial condition, prospects and results of operations and the price of our Class A common stock could be harmed.

We may incur liability as a result of content published using our platform or as a result of claims related to content generated by our developers, creators, and users, including copyright infringement, and legislation regulating content on our platform may require us to change our platform or business practices.

Our success relies in part on the ability of developers and creators to drive engagement with content that is challenging, engaging, fun, interesting, and novel. Developers and creators are responsible for clearing the rights to all of the content they upload to our service, but some developers or creators may upload content that infringes the rights of third parties in violation of our terms of service. We rely upon legal protections in various jurisdictions to protect us from claims of monetary damages for content that is uploaded to and stored on our system at the direction of our users but those protections may change or disappear over time, increasing our exposure for claims of copyright or other intellectual property infringement. If we should lose or fail to qualify for statutory or other legal protections that immunize us from monetary damages for intellectual property infringement, the damages could be significant and have a material impact on our business. While we have implemented measures to limit our exposure to claims of intellectual property infringement, intellectual property owners may allege that we failed to take appropriate measures, to prevent infringing activities on our systems, that we turned a blind eye to infringement, or that we facilitated, induced or contributed to infringement.

Even though we are not required to monitor uploaded content for copyright infringement in the U.S., we have chosen to do so through the services of a third-party audio monitoring service. We now monitor all uploaded sound recordings to exclude recordings owned or controlled by the major record labels. These record labels register certain of their content with our service provider. When audio is uploaded to our platform, we check the service provider’s system to exclude recordings owned or controlled by these record labels from being published on our platform. If our monitoring proves ineffective or we cease to rely upon a third-party monitoring service to exclude certain content from our platform, our risk of liability may increase. Certain record companies and music publishers also maintain that we are subject to liability for infringing content that was previously uploaded to our platform and have stated that they may seek damages for such infringement. We vigorously dispute the claims of infringement but could be subject to an adverse judgment in any litigation if a lawsuit were filed against us or be forced to settle any claims for an as-yet undetermined amounts. Depending on how such claims are resolved, the impact on us could be material.

The EU enacted a law that came into effect on June 6, 2019 that will require us to use best efforts in accordance with the high industry standards of professional diligence to exclude infringing content from our platform that may be uploaded by our users. Member states of the EU have until June 6, 2021 to pass legislation to implement the law in their respective countries. To comply with this new law, we will likely have to devote significant time and resources to develop technologies to prevent infringing content from being uploaded to our platform and, to the extent infringing content makes it onto our platform, to expeditiously remove such content and implement measures to prevent re-uploads of such content. Although the EU law does not mandate monitoring, there may be no practical way for us to comply with the law’s stringent new requirements without adopting some form of robust content identification systems.

We may also be required to enter into license agreements with various licensors, including record labels, music publishers, performing rights organizations, and collective management organizations, to obtain licenses that authorize the storage and use of content uploaded by our users. We may not be able to develop technological solutions to comply with these laws on economically reasonable terms and there is no guarantee that we will be able to enter into agreements with all relevant rights holders on terms that we deem reasonable. Compliance may therefore negatively impact our financial prospects.

Risks Related to Intellectual Property

Claims by others that we infringe their proprietary technology or other rights, the activities of our users or the content of the experiences on our platform could subject us to liability and harm our business.

We have been and may in the future become subject to intellectual property disputes, and may become subject to liability, costs, and awards of damages and/or injunctive relief as a result of these disputes. Our success depends, in part, on our ability to develop and commercialize our platform without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, there is no assurance that our technologies or platform will not be found to infringe, misappropriate or otherwise violate the intellectual property rights of third parties. We also have agreements with third parties to manufacture and distribute merchandise based on user content on our platform, and there is a possibility that such content could be found to be infringing. Lawsuits are time-consuming and expensive to resolve and they divert management’s time and attention. Further, because of the substantial amount of discovery required in connection with intellectual property litigation, we risk compromising our confidential information during this type of litigation. Companies in the internet, technology, and gaming industries own large numbers of patents, copyrights, trademarks, domain names, and trade secrets and frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. As we face increasing competition and gain a higher profile, the possibility of intellectual property rights and other claims against us grows. Our technologies may not be able to withstand any third-party claims against their use. In addition, many companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them.

We have a number of issued patents. We have also filed a number of additional U.S. and foreign patent applications but these applications may not successfully result in issued patents. Any patent litigation against us may involve patent holding companies or other adverse patent owners that have no relevant product revenue, and therefore, our patents and patent applications may provide little or no deterrence as we would not be able to reach meaningful damages if we assert them against such entities or individuals. If a third party is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if we cannot license or develop alternative technology for any infringing aspect of our business, we would be forced to limit or cease access to our platform or cease business activities related to such intellectual property. In addition, we may need to settle litigation and disputes on terms that are unfavorable to us. We may be required to make substantial payments for legal fees, settlement fees, damages, royalties, or other fees in connection with a claimant securing a judgment against us. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to cover all liability that may be imposed. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition, or results of operations. Any intellectual property claim asserted against us, or for which we are required to provide indemnification, may require us to do one or more of the following:

•	cease selling or using or recall products that incorporate the intellectual property rights that we allegedly infringe, misappropriate, or violate;

•	make substantial payments for legal fees, settlement payments, or other costs or damages;

•	obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or

•	redesign or rebrand the allegedly infringing products to avoid infringement, misappropriation, or violation, which could be costly, time-consuming, or impossible.

Furthermore, certain federal statutes in the U.S. may apply to us with respect to various activities of our users, including the Digital Millennium Copyright Act, or the DMCA, which provides immunity from monetary damages for online service providers such as us for, among other things, infringing content uploaded to our platform by our users provided we comply with certain statutory requirements, and Section 230 of the Communications Decency Act, or the CDA, which addresses blocking and screening of content on the internet and provides immunity to platforms that censor communications that they deem to be inappropriate. For example, we filter communications to eliminate speech we determine to be offensive based on our objective of creating a civil and safe place for all users. President Trump recently issued an executive order directing the FCC to redefine Section 230 of the CDA in such a way as to remove certain social media companies from its protection. If Section 230 of the CDA were so amended or repealed, we could potentially be subject to liability if we continue to censor speech, even if that speech were offensive to our users.

While we rely on a variety of statutory and common-law frameworks and defenses, including those provided by the DMCA, the CDA, the fair-use doctrine in the U.S. and the E-Commerce Directive in the EU, differences between statutes, limitations on immunity, requirements to maintain immunity, and moderation efforts in the many jurisdictions in which we operate may affect our ability to rely on these frameworks and defenses, or create uncertainty regarding liability for information or content uploaded by developers, creators, or users or otherwise contributed by third parties to our platform. As an example, Article 17 of the Directive on Copyright in the Digital Single Market was passed in the EU, which affords copyright owners some enforcement rights that may conflict with U.S. safe harbor protections afforded to us under the DMCA. Member states in the EU are in the process of determining how Article 17 will be implemented in their particular country. In addition, the EU is also reportedly reviewing the regulation of digital services, and it has been reported that the EU plans to introduce the Digital Services Act, a package of legislation intended to update the liability and safety rules for digital platforms, products, and services, which could negatively impact the scope of the limited immunity provided to us by the E-Commerce Directive. In countries in Asia and Latin America, generally there are not similar statutes to the CDA or E-Commerce Directive. The laws of countries in Asia and Latin America generally provide for direct liability if a platform is involved in creating such content or has actual knowledge of the content without taking action to take it down. Further, laws in some Asian countries also provide for primary or secondary liability, which can include criminal liability, if a platform failed to take sufficient steps to prevent such content from being uploaded. Although these and other similar legal provisions provide limited protections from liability for platforms like ours, if we are found not to be protected by the safe harbor provisions of the DMCA, CDA or other similar laws, or if we are deemed subject to laws in other countries that may not have the same protections or that may impose more onerous obligations on us, including Article 17, we may owe substantial damages and our brand, reputation, and financial results may be harmed.

Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Class A common stock. We expect that the occurrence of infringement claims is likely to grow as the market for our platform grows. Accordingly, our exposure to damages resulting from infringement claims could increase, and this could further exhaust our financial and management resources.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with third parties generally include indemnification provisions under which we agree to indemnify these third parties for losses suffered or incurred as a result of claims of intellectual property infringement, or other liabilities relating to or arising from our software, services, platform or other contractual obligations. Large indemnity payments could harm our business, results of operations, and financial condition. Although we normally contractually limit our liability with respect to such indemnity obligations, those limitations may not be fully enforceable in all situations, and we may still incur substantial liability under those agreements. Any dispute with a third-party with respect to such obligations could have adverse effects on our relationship with such party and harm our business and results of operations.

Failure to protect or enforce our intellectual property rights or the costs involved in such enforcement would harm our business.

Our success depends to a significant degree on our ability to obtain, maintain, protect, and enforce our intellectual property rights, including our proprietary software technology, know-how, and our brand. We rely on a combination of trademarks, trade secret laws, patents, copyrights, service marks, contractual restrictions, and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. However, the steps we take to obtain, maintain, protect, and enforce our intellectual property rights may be inadequate. We will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property rights. If we fail to protect our intellectual property rights adequately, or fail to continuously innovate and advance our technology, our competitors could gain access to our proprietary technology and develop and commercialize substantially identical products, services or technologies. In addition, defending our intellectual property rights might entail significant expense and may not ultimately be successful.

Further, any patents, trademarks, or other intellectual property rights that we have or may obtain may be challenged or circumvented by others or invalidated or held unenforceable through administrative processes, including re-examination, inter partes review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions, such as opposition proceedings, or litigation. In addition, despite our pending patent applications, we cannot assure you that our patent applications will result in issued patents. Even if we continue to seek patent protection in the future, we may be unable to obtain or maintain patent protection for our technology. In addition, any patents issued from pending or future patent applications or licensed to us in the future may not provide us with competitive advantages, or may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our platform and use information that we regard as proprietary to create products that compete with ours. Patent, trademark, copyright, and trade secret protection may not be available to us in every country in which our products are available. The value of our intellectual property could diminish if others assert rights in or ownership of our trademarks and other intellectual property rights, or trademarks that are similar to our trademarks. We may be unable to successfully resolve these types of conflicts to our satisfaction. In some cases, litigation or other actions may be necessary to protect or enforce our trademarks and other intellectual property rights. In addition, the laws of some foreign countries may not be as protective of intellectual property rights as those in the U.S., and mechanisms for enforcement of intellectual property rights may be inadequate. As we expand our global activities, our exposure to unauthorized copying and use of our platform and proprietary information will likely increase. Moreover, policing unauthorized use of our technologies, trade secrets, and intellectual property may be difficult, expensive and time-consuming. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights.

We rely, in part, on trade secrets, proprietary know-how, and other confidential information to maintain our competitive position. While we enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other third parties, including suppliers and other partners, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how and trade secrets or that has or may have developed intellectual property in connection with their engagement with us. Moreover, we cannot assure you that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering, or disclosure of our proprietary information, know-how, and trade secrets. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our platform. These agreements may be breached, and we may not be able to detect any such breach and may not have adequate remedies for any such breach even if we know about it.

We use open source software on our platform and in connection with certain experiences on our platform, which may pose particular intellectual property risks to and could have a negative impact on our business.

We have in the past and may in the future continue to use open source software in our codebase and our platform. Some open source software licenses require users who make available open source software as part of their proprietary software to publicly disclose all or part of the source code to such proprietary software or make available any derivative works of such software free of charge, under open source licensing terms. The terms of various open source licenses have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our use of the open source software. Enforcement activity for open source licenses can also be unpredictable. Were it determined that our use was not in compliance with a particular license, we may be required to release our proprietary source code, defend claims, pay damages for breach of contract or copyright infringement, grant licenses to our patents, re-engineer our games or products, discontinue distribution in the event re-engineering cannot be accomplished on a timely basis, or take other remedial action that may divert resources away from our game development efforts, any of which could negatively impact our business. Open source compliance problems can also result in damage to reputation and challenges in recruitment or retention of engineering personnel.

Risks Related to Ownership of our Class A Common Stock and the Offering

The public trading price of our Class A common stock may be volatile, and the value of our Class A common stock may decline.

We cannot predict the prices at which our Class A common stock will trade. The initial public offering price of our Class A common stock will be determined by negotiations between us, the selling stockholders, and the underwriters and may not bear any relationship to the market price at which our Class A common stock will trade after this offering or to any other established criteria of the value of our business and prospects, and the market price of our Class A common stock following this offering may fluctuate substantially and may be lower than the initial public offering price. In addition, the trading price of our Class A common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our Class A common stock as you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our Class A common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the trading prices and trading volumes of technology stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	sales or expected sales of shares of our Class A common stock by us or our stockholders;

•	failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

•

any plans we may have to provide or not provide financial guidance or projections, which may increase the probability that our financial results are perceived as not in line with analysts’ expectations;

•	if we do provide financial guidance or projections, any changes in those projections or our failure to meet those projections;

•	announcements by us or our competitors of new services or platform features;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated changes in our results of operations or fluctuations in our results of operations;

•	actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	actual or perceived privacy or security breaches or other incidents;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses, services or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations, or principles;

•	any significant change in our management;

•	other events or factors, including those resulting from war, incidents of terrorism, pandemics, including the COVID-19 pandemic, wildfires or power outages or responses to these events; and

•	general economic conditions and slow or negative growth of our markets.

In addition, stock markets, and the market for technology companies in particular, have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies, including technology companies, have fluctuated in a manner often unrelated to the operating performance of those companies. In the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

No public market for our Class A common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

No public market for our Class A common stock currently exists. An active public trading market for our Class A common stock may not develop following the completion of this offering or, if developed, it may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Future sales of our Class A common stock in the public market could cause the market price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock in the public market following the completion of this offering, or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing equity holders may take steps to sell their shares or otherwise secure any unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our Class A common stock.

All of our directors and executive officers and certain holders of our Class A common stock and securities exercisable for or convertible into our Class A common stock are subject to lock-up agreements that restrict their ability to transfer such securities for a period of        days after the date of this prospectus, subject to earlier termination and subject to certain exceptions, without the prior written consent of Goldman Sachs & Co. LLC.

If not earlier released, all of the shares of Class A common stock sold in this offering will become eligible for sale upon expiration of the lock-up period, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

In addition, after this offering, up to            shares of our Class A common stock may be issued upon exercise of outstanding stock options or upon settlement of outstanding RSUs, and will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, exercise limitations, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of Class A common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our Class A common stock could decline.

After this offering, our executive officers, directors, and holders of 5% or more of our Class A common stock will collectively beneficially own approximately    % of the outstanding shares of our Class A common stock and 100% of the outstanding shares of our Class B common stock and continue to have substantial control over us, which will limit your ability to influence the outcome of important transactions, including a change in control.

Following the completion of this offering, our directors, executive officers, and other principal stockholders who own 5% or more of our outstanding Class A common stock and their affiliates will beneficially own, in the aggregate, approximately    % of the outstanding shares of our Class A common stock and 100% of the outstanding shares of our Class B common stock. As a result, these stockholders, if acting together, will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. They may also have interests that differ from yours and may vote in a way with which you disagree which may be adverse to your interests. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying, preventing or deterring a third party from acquiring control over our company, could deprive our stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company and might ultimately affect the market price of our Class A common stock.

The dual class stock structure of our common stock will have the effect of concentrating voting control in our founder, which will limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.

Our Class B common stock has 20 votes per share, and our Class A common stock, which is the stock being sold in this offering, has one vote per share. Immediately following the effectiveness of the registration statement of which this prospectus forms a part, our Founder and Chief Executive Officer, and largest stockholder, David Baszucki and his affiliates, will beneficially own 100% of our outstanding Class B common stock, together as a single class, representing    % of the voting power of our capital stock as of September 30, 2020. David Baszucki and his affiliates could exert substantial influence over matters requiring approval by our stockholders. This concentration of ownership may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may believe are in your best interest as one of our stockholders. We believe we are eligible for, but do not intend to take advantage of, the “controlled company” exemption to the corporate governance rules for New York Stock Exchange-listed companies. The dual class stock structure of our common stock which permits Mr. Baszucki and his affiliates to exert this influence will remain in place until the earlier of (i) the date that is specified by the affirmative vote of the holders of two-thirds of the then-outstanding shares of Class B common stock, (ii) the date on which less than 30% of the Class B common stock that was outstanding on the date of effectiveness of the registration statement of which this prospectus forms a part continues to remain outstanding, (iii) the date that is 15 years from the date of effectiveness of the registration statement of which this prospectus forms a part, (iv) nine months after the death or permanent disability of Mr. Baszucki, or (v) nine months after the date that Mr. Baszucki no longer serves as our Chief Executive Officer or as a member of our board of directors. Future transfers of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions. See the section titled “Description of Capital Stock” for additional information on the dual class stock structure of our common stock.

We cannot predict the effect our dual class structure may have on the trading price of our Class A common stock.

We cannot predict whether our dual class structure will result in a lower or more volatile trading price of our Class A common stock, in adverse publicity, or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it plans to require new constituents of its indices to have greater than 5% of a company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced policies, the dual class structure of our common stock would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices would not invest in our Class A common stock. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may depress valuations as compared to similar companies that are included. Because of the dual class structure of our common stock, we will likely be excluded from certain indices, and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and would make our Class A common stock less attractive to other investors. As a result, the trading price of our Class A common stock could be adversely affected.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and have the option to utilize certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (A) following the fifth anniversary of this offering, (B) in which we have total annual revenue of at least $1.07 billion, or (C) in which we are deemed to be a large accelerated filer, with at least $700 million of equity securities held by non-affiliates as of the prior June 30th, and (ii) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. Further, we may take advantage of some of the other reduced regulatory and reporting requirements that will be available to us so long as we qualify as an “emerging growth company.”

Among other things, this means that our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an emerging growth company, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. Likewise, so long as we qualify as an emerging growth company, we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate our company. As a result, investor confidence in our company and the market price of our Class A common stock may be adversely affected. Further, we cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the market price of our Class A common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult, including the following:

•	any amendments to our amended and restated certificate of incorporation or our amended and restated bylaws will require the approval of at least 66 2⁄3% of our then-outstanding voting power;

•	our board of directors is classified into three classes of directors with staggered three-year terms and stockholders will only be able to remove directors from office for cause;

•

upon the conversion of our Class A common stock and Class B common stock into a single class of common stock, our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;

•	our amended and restated certificate of incorporation will not provide for cumulative voting;

•	vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders;

•	a special meeting of our stockholders may only be called by the chairperson of our board of directors, our Chief Executive Officer, our President or a majority of our board of directors;

•	certain litigation against us can only be brought in Delaware;

•

our amended and restated certificate of incorporation will authorize 100 million undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

•	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions, alone or together, could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Our amended and restated bylaws that will become effective upon the completion of this offering provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws that will become effective upon the completion of this offering provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) is the exclusive forum for the following (except for any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction):

•	any derivative action or proceeding brought on behalf of us;

•	any action asserting a claim of breach of a fiduciary duty;

•

any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended from time to time); and

•	any action asserting a claim against us that is governed by the internal affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Our amended and restated bylaws further provide that the federal district courts of the U.S. will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. We also note that stockholders cannot waive compliance (or consent to noncompliance) with the federal securities laws and the rules and regulations thereunder. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find either exclusive-forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could significantly harm our business.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendation regarding our Class A common stock adversely, the market price and trading volume of our Class A common stock could decline.

The market price and trading volume for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If any of the analysts who cover us change their recommendation regarding our Class A common stock adversely, provide more favorable relative recommendations about our competitors or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which could cause the price and trading volume of our Class A common stock to decline.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, our ultimate use may vary substantially from our currently intended use. Investors will need to rely upon the judgment of our management with respect to the use of proceeds. Pending use, we may invest the net proceeds from this offering in investment-grade, interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed, and the market price of our common stock could decline.

You will experience immediate and substantial dilution in the net tangible book value of the shares of Class A common stock you purchase in this offering.

The initial public offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our Class A common stock immediately after this offering. If you purchase shares of our Class A common stock in this offering, you will suffer immediate dilution of $            per share, or $            per share if the underwriters exercise their over-allotment option in full, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to the sale of Class A common stock in this offering and an assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus. See the section titled “Dilution.”

Additional issuances of our stock could result in significant dilution to our stockholders.

Additional issuances of our stock will result in dilution to existing holders of our capital stock. Also, to the extent outstanding additional shares subject to options and warrants to purchase our capital stock are authorized and exercised, there will be further dilution. The amount of dilution could be substantial depending upon the size of the issuance or exercise. As part of our business strategy, we may acquire or make investments in companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

We do not expect to pay dividends in the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not anticipate declaring or paying any dividends to holders of our capital stock in the foreseeable future. In addition, our credit agreement contains restrictions on our ability to pay dividends. Consequently, you may need to rely on sales of our Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “would,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•

our expectations regarding future financial performance, including but not limited to our expectations regarding revenue, cost of revenue, operating expenses, and our key metrics, and our ability to achieve and maintain future profitability;

•	our ability to successfully execute our business and growth strategy, including our potential to scale and grow our international users, developers, and creators;

•	the sufficiency of our cash, cash equivalents, and marketable securities to meet our liquidity needs;

•	the demand for our platform in general;

•	our ability to increase our number of users, developers, and creators;

•	our ability to develop enhancements to our platform, and bring them to market in a timely manner;

•	our beliefs about and objectives for future operations;

•	our ability to attract and retain employees and key personnel;

•	future acquisitions or investments;

•	the ability for developers to build, launch, scale, and monetize experiences for users;

•	our expectations regarding our ability to generate revenue from our users;

•	our ability to convert users into developers and creators;

•	our expectations regarding new target demographics;

•	the functionality and economics of our platform on mobile operating systems;

•	our ability to continue to provide a safe and civil online environment, particularly for children;

•	our ability to develop and protect our brand;

•	our ability to maintain the security and availability of our platform;

•	our business model and expectations and management of future growth, including expansion in international markets and expenditures associated with such growth;

•	our ability to compete with existing and new competitors;

•	our expectations regarding outstanding litigation and legal and regulatory matters;

•

our expectations regarding the effects of existing and developing laws and regulations, including with respect to privacy, data protection, online safety, and the regulation of Robux as a security, both in the U.S. and internationally, including how such laws and regulations may interfere with user, developer, and creator access to our platform and experiences;

•	Tencent’s ability to obtain regulatory licenses to operate in China through our joint venture;

•	our expectations surrounding Robux as an attractive virtual currency and incentives to reinvest Robux in the platform;

•	the impact of foreign currency exchange rates on results of operations;

•	economic, seasonal, and industry trends;

•	the impact of the COVID-19 pandemic, including on our users’, developers’, and creators’ usage and spending habits, and any associated economic downturn on our business and results of operations;

•	the increased expenses associated with being a public company; and

•	our anticipated uses of net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

INDUSTRY, MARKET AND OTHER DATA

Unless otherwise indicated, estimates and information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations, market position, and market opportunity, are based on industry publications and reports generated by third-party providers, other publicly available studies and our internal sources and estimates. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we are responsible for all of the disclosure contained in this prospectus and we believe the information from the industry publications and other third-party sources included in this prospectus is reliable, we have not independently verified the accuracy or completeness of the data contained in such sources. Similarly, while we believe our management estimates to be reasonable, they have not been verified by any independent sources. Forecasts and other forward-looking information with respect to industry are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See the section titled “Special Note Regarding Forward Looking Statements.”

The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our Class A common stock in this offering will be approximately $            , based upon the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares of our Class A common stock from us is exercised in full, we estimate that the net proceeds to us would be approximately $            , after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of Class A common stock in this offering by the selling stockholders.

Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds that we receive from this offering by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our Class A common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $            , assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock, and enable access to the public equity markets for us and our stockholders.

We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds we receive from this offering to acquire or invest in businesses, products, services, or technologies. We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we may invest the net proceeds that we receive in this offering in short-term, investment grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. In addition, the terms of our credit facility contain restrictions on our ability to declare and pay cash dividends on our capital stock, even if no amounts are currently outstanding.

CAPITALIZATION

The following table sets forth cash, cash equivalents, and marketable securities as well as our capitalization, as of September 30, 2020 as follows:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 349,522,440 shares of our Class A common stock, as if such conversion had occurred on September 30, 2020; (ii) the subsequent conversion or exchange of certain of our Class A common stock held by entities affiliated with David Baszucki, our Founder, President, Chief Executive Officer and Chair of our board of directors, into Class B common stock; and (iii) the filing and effectiveness of our amended and restated certificate of incorporation; and

•

on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above and (ii) the sale and issuance by us of            shares of our Class A common stock in this offering, based upon the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of September 30, 2020
	Actual	Pro Forma	Pro Forma as adjusted(1)
	(in thousands, except per share amounts)
Cash, cash equivalents, and marketable securities	$810,664	$810,664

Convertible preferred stock, $0.0001 par value per share: 349,522,440 shares authorized, issued and outstanding, actual; no shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted.	345,085

Stockholders’ equity (deficit):

Preferred stock, $0.0001 par value per share: no shares authorized, issued and outstanding, actual; 100,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted.

Common stock, $0.0001 par value per share: 675,000,000 shares authorized, 185,297,520 issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted.	19
Class A common stock, $0.0001 par value per share: no shares authorized, issued and outstanding, actual; 675,000,000 shares authorized, 477,532,658 shares issued and outstanding, pro forma; 4,935,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted		48
Class B common stock, $0.0001 par value per share: no shares authorized, issued and outstanding, actual; 65,000,000 shares authorized, 57,287,302 shares issued and outstanding, pro forma; 65,000,000 shares authorized, 57,287,302 shares issued and outstanding, pro forma as adjusted		6
Additional paid-in capital	169,956	515,006
Accumulated other comprehensive income (loss)	45	45
Accumulated deficit	(483,973)	(483,973)

Total Roblox Corporation stockholders’ equity (deficit)	(313,953)	31,132
Noncontrolling interests	21,745	21,745

Total stockholders’ equity (deficit)	(292,208)	52,877

Total capitalization	$52,877	$52,877

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the amount of our pro forma as adjusted cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ equity (deficit), and total capitalization by $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ equity (deficit), and total capitalization by $ million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

If the underwriters’ option to purchase additional shares of our Class A common stock from us were exercised in full, pro forma as adjusted cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ equity (deficit), total capitalization, and shares outstanding as of September 30, 2020 would be $            , $            , $            , $            , and             , respectively.

The number of shares of our Class A common stock that will be outstanding after this offering is based on 477,532,658 shares of our Class A common stock outstanding as of September 30, 2020 (including shares of our convertible preferred stock on an as-converted basis) and 57,287,302 shares of Class B common stock outstanding as of September 30, 2020, and excludes the following:

•

101,340,752 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock that were outstanding as of September 30, 2020, under our 2017 Plan and 2004 Plan, with a weighted average exercise price of $2.55 per share;

•	260,000 shares of our Class A common stock issuable upon the exercise of warrants to purchase Class A common stock outstanding as of September 30, 2020, with an exercise price of $3.41 per share;

•

64,000 additional shares of our Class A common stock issuable upon the exercise of one of the outstanding warrants after September 30, 2020 pursuant to the terms of such warrant, at an exercise price of $3.41 per share;

•

2,042,753 RSUs covering shares of our Class A common stock issuable upon satisfaction of both service-based and liquidity event-based vesting conditions that were granted after September 30, 2020, under our 2017 Plan; and

•	shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:

•

            shares of our Class A common stock to be reserved for future issuance under our 2020 Plan, which will become effective in connection with the effectiveness of the registration statement of which this prospectus forms a part;

•

            shares of our Class A common stock reserved for future issuance under our 2017 Plan, which number of shares will be added to the shares of our Class A common stock to be reserved for future issuance under our 2020 Plan upon its effectiveness, at which time we will cease granting awards under our 2017 Plan; and

•

            shares of our Class A common stock to be reserved for future issuance under our ESPP, which will become effective in connection with the effectiveness of the registration statement of which this prospectus forms a part.

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our Class A common stock and Class B common stock immediately after completion of this offering.

Net tangible book value per share is determined by dividing our total assets, less our net intangible assets, our total liabilities and the value of our total convertible preferred stock by the number of shares of our common stock outstanding. Our historical net tangible book value as of September 30, 2020 was $(294.7 million), or $(1.59) per share. Our pro forma net tangible book value as of September 30, 2020 was $50.3 million, or $0.09 per share, based on the total number of shares of our common stock outstanding as of September 30, 2020, after giving effect to the (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 349,522,440 shares of our Class A common stock, as if such conversion had occurred on September 30, 2020 and (ii) the filing and effectiveness of our amended and restated certificate of incorporation.

After giving effect to the sale by us of              shares of our Class A common stock in this offering at the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2020 would have been $        , or $         per share. This represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $         per share to investors purchasing shares of our Class A common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of September 30, 2020	$(1.59)
Increase per share attributable to the pro forma adjustments described above	$1.68
Pro forma net tangible book value per share as of September 30, 2020	$0.09
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares of Class A common stock in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $        , and would increase or decrease, as applicable, dilution per share to new investors purchasing shares of our Class A common stock in this offering by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our Class A common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $         per share and increase or decrease, as applicable, the dilution to new investors purchasing shares of our Class A common stock in this offering by $         per share, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares of our Class A common stock from us is exercised in full, the pro forma as adjusted net tangible book value per share of our Class A common stock, as adjusted to give effect to this offering, would be $         per share, and the dilution in pro forma net tangible book value per share to new investors purchasing shares of our Class A common stock in this offering would be $         per share.

The following table presents, as of September 30, 2020, on a pro forma as adjusted basis as described above and after giving effect to the sale of shares of common stock by us in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the differences between the existing stockholders and the new investors purchasing shares of our Class A common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of our Class A common stock and the average price per share paid or to be paid to us at the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders	477,532,658		%	$		%	$
New investors							$

Total		100%		$	100%

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $        , assuming that the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our Class A common stock offered by us would increase or decrease the total consideration paid by new investors and total consideration paid by all stockholders by approximately $        , assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our Class A common stock from us. If the underwriters’ option to purchase additional shares of our Class A common stock were exercised in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon completion of this offering.

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to              shares, or      % of the total number of shares of our common

stock outstanding following the completion of this offering, and will increase the number of shares held by new investors to              shares, or      % of the total number of shares outstanding following the completion of this offering.

The number of shares of our Class A common stock and Class B Common Stock that will be outstanding after this offering is based on 477,532,658 shares of our Class A common stock outstanding as of September 30, 2020 (including shares of our convertible preferred stock on an as-converted basis) and 57,287,302 shares of Class B common stock outstanding as of September 30, 2020, and excludes the following:

•

101,340,752 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock that were outstanding as of September 30, 2020, under our 2017 Plan and 2004 Plan, with a weighted average exercise price of $2.55 per share;

•	260,000 shares of our Class A common stock issuable upon the exercise of warrants to purchase Class A common stock outstanding as of September 30, 2020, with an exercise price of $3.41 per share;

•

64,000 additional shares of our Class A common stock issuable upon the exercise of one of the outstanding warrants after September 30, 2020 pursuant to the terms of such warrant, at an exercise price of $3.41 per share;

•

2,042,753 RSUs covering shares of our Class A common stock issuable upon satisfaction of both service-based and liquidity event-based vesting conditions that were granted after September 30, 2020, under our 2017 Plan; and

•	shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:

•

             shares of our Class A common stock to be reserved for future issuance under our 2020 Plan, which will become effective in connection with the effectiveness of the registration statement of which this prospectus forms a part;

•

             shares of our Class A common stock reserved for future issuance under our 2017 Plan, which number of shares will be added to the shares of our Class A common stock to be reserved for future issuance under our 2020 Plan upon its effectiveness, at which time we will cease granting awards under our 2017 Plan; and

•

             shares of our Class A common stock to be reserved for future issuance under our ESPP, which will become effective prior to the effectiveness of the registration statement of which this prospectus forms a part.

Our 2020 Plan and ESPP each provide for annual automatic increases in the number of shares of our Class A common stock reserved thereunder, and our 2020 Plan also provides for increases to the number of shares that may be granted thereunder based on shares under our 2017 Plan and 2004 Plan that expire, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations or are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

To the extent that any outstanding options to purchase our Class A common stock or warrants are exercised, or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our selected consolidated financial and other data. The selected consolidated statements of operations data for the years ended December 31, 2018 and 2019 and the selected consolidated balance sheet data (except the pro forma share and net loss per share information) as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the nine months ended September 30, 2019 and 2020 and the selected consolidated balance sheet data as of September 30, 2020 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements, and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position and results of operations. Our historical results are not necessarily indicative of the results that may be expected in the future, and our results for the nine months ended September 30, 2020 are not necessarily indicative of results to be expected for the full year or for any other period. You should read the following selected consolidated financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace, and are qualified in their entirety by, the consolidated financial statements and related notes.

Consolidated Statements of Operations Data

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(dollars in thousands, except per share data)
Revenue	$312,773	$488,223	$349,888	$588,675

Cost and expenses:
Cost of revenue(1)	69,896	117,227	82,330	154,912
Developer exchange fees	71,887	111,976	72,216	209,228
Infrastructure and trust & safety(2)	105,590	156,699	111,684	185,496
Research and development(2)	87,051	107,095	74,398	138,074
General and administrative(2)	34,460	41,945	28,913	64,940
Sales and marketing(2)	40,542	44,737	31,243	42,259

Total cost and expenses	409,426	579,679	400,784	794,909
Loss from operations	(96,653)	(91,456)	(50,896)	(206,234)
Interest income	3,759	6,546	5,085	1,758
Other expense	(4,279)	(1,211)	(494)	(1,357)

Loss before provision for income taxes	(97,173)	(86,121)	(46,305)	(205,833)
Provision for income taxes	3	9	8	25

Consolidated net loss	(97,176)	(86,130)	(46,313)	(205,858)
Net loss attributable to the noncontrolling interest(3)	—	(146)	25	(2,641)

Net loss attributable to common stockholders	$(97,176)	$(85,984)	$(46,338)	$(203,217)

Net loss per share attributable to common stockholders, basic and diluted	$(0.66)	$(0.53)	$(0.29)	$(1.14)

Weighted-average shares used in computing net loss per share attributable to common stockholders—basic and diluted(4)	147,278	163,051	162,009	177,771

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)(4)		$(0.17)		$(0.39)

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)(4)		489,003		522,617

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in thousands, except hours engaged and ABPDAU data)

Non-GAAP and other data:
Bookings(5)	$499,038	$694,262	$457,959	$1,240,232
Loss from operations (GAAP)	$(96,653)	$(91,456)	$(50,896)	$(206,234)
Depreciation and amortization (GAAP)	$11,941	$27,664	$19,179	$30,232
Stock based compensation (GAAP)	$36,310	$17,634	$11,696	$58,631
Change in deferred revenue (GAAP)	$187,244	$208,086	$109,373	$656,071
Change in deferred cost of revenue (GAAP)	$(45,747)	$(53,463)	$(28,854)	$(162,166)
Net cash provided by operating activites (GAAP)	$101,038	$99,185	$62,637	$345,336
Free cash flow(5)	$34,966	$14,456	$5,961	$292,623
Daily active users (DAUs)(6)	12,017	17,623	17,121	31,064
Hours engaged (millions)(6)	9,429	13,652	9,951	22,172
Average Bookings per DAU (ABPDAU)(6)	$41.53	$39.40	$26.75	$39.93

(1)	Depreciation of servers and infrastructure equipment included in infrastructure and trust & safety.
(2)	Includes stock-based compensation as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(dollars in thousands)
Infrastructure and trust & safety	$3,046	$2,085	$1,324	$4,960
Research and development	25,691	9,695	6,320	25,903
General and administrative	4,426	3,347	2,359	22,248
Sales and marketing	3,147	2,507	1,693	5,520

Total stock-based compensation	$36,310	$17,634	$11,696	$58,631

During the year ended December 31, 2018 and nine months ended September 30, 2020, we recorded compensation expense of $25.2 million and $35.2 million, respectively, related to a tender offer conducted by the purchasers of Series F and Series G convertible preferred stock to acquire shares from employees, former employees, and other existing investors. This expense was recorded because the purchasers were our affiliates and the tender was completed at above the then-fair market value. In connection with the tender offer, the Company waived any rights of first refusal or transfer restrictions applicable to such shares.

(3)	Our consolidated financial statements include our majority-owned subsidiary Roblox China Holding Corp. The ownership interest of minority investor, Songhua, is recorded as a noncontrolling interest.
(4)

See Note 12 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net loss per share attributable to common stockholders, basic and diluted pro forma net loss per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

(5)

See the section titled “Selected Consolidated Financial and Other Data” for a reconciliation of each non-GAAP financial measure to the most directly comparable financial measure calculated in accordance with GAAP.

(6)	See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Operating Metrics” for more information.

	As of December 31,		As of September 30,
	2018	2019	2020
	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$227,647	$301,493	$801,646
Working capital	45,188	45,261	193,348
Total assets	550,349	773,350	1,489,541
Total deferred revenue	435,787	643,872	1,299,946
Accumulated Deficit	(194,772)	(280,756)	(483,973)
Total stockholders’ equity (deficit)	(139,893)	(154,669)	(292,208)

Operating Metrics

We manage our business by tracking several operating metrics, including the following: daily active users, or DAUs, hours engaged, and average bookings per DAU, or ABPDAU. We believe each of these operating metrics provide useful information to investors and others in understanding and evaluating our results in the same manner as management. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Operating Metrics” for more information.

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
Operating Metrics:
Daily Active Users (DAUs) (in thousands)	12,017	17,623	17,121	31,064
Hours Engaged (in millions)	9,429	13,652	9,951	22,172
Average Bookings per DAU (ABPDAU)	$41.53	$39.40	$26.75	$39.93

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the below non-GAAP measures are useful in evaluating our performance. We use the below non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that this non-GAAP financial information may be helpful to investors because it provides consistency and comparability with past financial performance. However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial information as a tool for comparison. As a result, our non-GAAP financial information is presented for supplemental informational purposes only and should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP.

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(dollars in thousands)
Bookings	$499,038	$694,262	$457,959	$1,240,232
Net cash provided by operating activities (GAAP)	101,038	99,185	62,637	345,336
Free cash flow	34,966	14,456	5,961	292,623

A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.

Bookings

Bookings represent the sales activity in a given period without giving effect to certain non-cash adjustments. Substantially all of our bookings are generated from sales of our virtual currency which we record as deferred revenue and then recognize that revenue over the estimated average lifetime of a paying user. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Revenue Recognition” for

more information, including the methodology for the average lifetime of a paying user estimate. Bookings also include a minimal dollar amount from advertising and licensing arrangements.

We believe bookings provide a timelier indication of trends in our operating results that are not necessarily reflected in our revenue as a result of the fact that we recognize revenue ratably over the average lifetime of a paying user. The change in deferred revenue constitutes the vast majority of the reconciling difference from revenue to bookings. By removing these non-cash adjustments, we are able to measure and monitor our business performance based on the timing of actual transactions with our users and the cash that is generated from these transactions. Over the long-term, the factors impacting our revenue and bookings trends are the same. However, in the short-term, there are factors that may cause revenue and bookings trends to differ in any period.

The following table presents a reconciliation of revenue, the most directly comparable financial measure calculated in accordance with GAAP, to bookings, for each of the periods presented:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(dollars in thousands)
Reconciliation of revenue to bookings:
Revenue	$312,773	$488,223	$349,888	$588,675
Add (deduct):
Change in deferred revenue	187,244	208,086	109,373	656,071
Other	(979)	(2,047)	(1,302)	(4,514)

Bookings	$499,038	$694,262	$457,959	$1,240,232

We also break out bookings by geography to understand our performance in certain markets. Bookings by geography is apportioned to each region based on our determination of the geographic location in which the user made a purchase.

	Year Ended December 31,				Nine Months Ended September 30,
	2018		2019		2019		2020
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
	(in thousands, except percentages)
Bookings:
United States and Canada	$362,439	73%	$483,165	70%	$321,061	70%	$847,032	68%
Europe	78,320	16	122,883	18	79,898	17	235,232	19
Asia-Pacific, including Australia and New Zealand	35,279	7	55,131	8	35,720	8	92,475	8
Rest of the world	23,000	4	33,083	4	21,280	5	65,493	5

Total	$499,038	100%	$694,262	100%	$457,959	100%	$1,240,232	100%

Free Cash Flow

We define free cash flow as net cash provided by operating activities less purchases of property and equipment.

We believe that free cash flow is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations that, after the purchases of property and equipment, can be used for strategic initiatives, including investing in our business, making strategic acquisitions, and strengthening our balance sheet.

The following table presents a reconciliation of net cash from operating activities, the most directly comparable financial measure calculated in accordance with GAAP, to free cash flow, for each of the periods presented:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(dollars in thousands)
Reconciliation of net cash from operating activities to free cash flow:
Net cash provided by operating activities	$101,038	$99,185	$62,637	$345,336
Add (deduct):
Acquisition of property and equipment	(66,072)	(84,729)	(56,676)	(52,713)

Free cash flow	$34,966	$14,456	$5,961	$292,623

Acquisition of property and equipment primarily includes servers, infrastructure equipment and tenant improvements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the section titled “Selected Consolidated Financial and Other Data” and related notes and other financial information appearing elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements, such as those relating to our plans, objectives, expectations, intentions, and beliefs, that involve risks, uncertainties and assumptions. Our actual results could differ materially from these forward-looking statements as a result of many factors, including those discussed in the section titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any periods in the future.

Overview

The story of Roblox began in 1989 when our founders, David Baszucki and Erik Cassel, programmed a 2D simulated physics lab called Interactive Physics, which would later go on to influence our approach to building the groundwork for Roblox. Students across the world used Interactive Physics to see how two cars would crash, or how they could build destructible houses. In starting Roblox in 2004, we wanted to replicate the inspiration of imagination and creativity we saw in Interactive Physics on a much grander scale by ushering in a new category of human interaction that did not exist at the time.

An average of 36.2 million people from around the world come to Roblox every day to connect with friends. Together they play, learn, communicate, explore, and expand their friendships, all in 3D digital worlds that are entirely user-generated, built by our community of nearly 7 million active developers. We call this emerging category “human co-experience,” which we consider to be the new form of social interaction we envisioned back in 2004. Our platform is powered by user-generated content and draws inspiration from gaming, entertainment, social media, and even toys.

Some refer to our category as the metaverse, a term often used to describe the concept of persistent, shared, 3D virtual spaces in a virtual universe. The idea of a metaverse has been written about by futurists and science fiction authors for over 30 years. With the advent of increasingly powerful consumer computing devices, cloud computing, and high bandwidth internet connections, the concept of the metaverse is materializing.

Our Roblox human co-experience platform consists of the Roblox Client, the Roblox Studio, and the Roblox Cloud. Roblox Client is the application that allows users to explore 3D digital worlds. Roblox Studio is the toolset that allows developers and creators to build, publish, and operate 3D experiences and other content accessed with the Roblox Client. Roblox Cloud includes the services and infrastructure that power our human co-experience platform.

Our mission is to build a human co-experience platform that enables shared experiences among billions of users. We are constantly improving the ways in which the Roblox Platform supports shared experiences, ranging from how these experiences are built by an engaged community of developers, to how they are enjoyed and safely accessed by users across the globe.

Since our inception in 2004, we have had a steadfast approach to innovation and a long-term focus that has allowed us to achieve strong growth and the following product development and company milestones:

Our revenue grew 139% to $312.8 million in the year ended December 31, 2018 and grew 56% to $488.2 million in the year ended December 31, 2019. Our revenue grew 61% to $349.9 million in the nine months ended September 30, 2019, and grew 68% to $588.7 million for the nine months ended September 30, 2020.

Our bookings grew 62% to $499.0 million for the year ended December 31, 2018 and grew 39% to $694.3 million for the year ended December 31, 2019. Our bookings grew 28% to $458.0 million for the nine months ended September 30, 2019, and grew 171% to $1,240.2 million for the nine months ended September 30, 2020.

We had net losses of $97.2 million and $86.0 million for the years ended December 31, 2018 and 2019, respectively, and net losses of $46.3 million and $203.2 million for the nine months ended September 30, 2019 and September 30, 2020. Cash provided by operations was $101.0 million and $99.2 million for the years ended December 31, 2018 and 2019, respectively, and $62.6 million and $345.3 million for the nine months ended September 30, 2019 and September 30, 2020, respectively.

Our free cash flow was $35.0 million and $14.5 million for the years ended December 31, 2018 and 2019, respectively, and $6.0 million and $292.6 million for the nine months ended September 30, 2019 and September 30, 2020.

Our Business Model

When users sign up for Roblox, they can create an avatar and explore the vast majority of our experiences for free, although the business model for any given experience is ultimately up to its developer. Most free experiences allow users to spend Robux by purchasing experience-specific enhancements. Users can also use Robux to purchase items such as clothing accessories and simulated gestures, or emotes, from our Avatar Marketplace. Roblox retains a portion of every Robux transaction and distributes the rest to developers and creators. All Robux earned by developers and creators are deposited into their virtual accounts, and can be converted into U.S. dollars at an exchange rate of 1 Robux to $0.0035 as of September 30, 2020, which is determined by Roblox and is subject to change in its sole discretion.

How users purchase Robux

Users can purchase Robux in two ways, as one-time purchases or via Roblox Premium, a subscription service that is billed monthly and includes discounted Robux, access to exclusive in-experience benefits, exclusive and discounted marketplace items, and the ability to buy, sell and trade certain Avatar items. Roblox accepts payments through app stores, credit cards, and prepaid cards. The average price for a Robux for the nine months ended September 30, 2020 was $0.01.

For one-time purchases, users can purchase our virtual currency through various common channels including Apple App Store, Google Play Store, credit cards, prepaid cards, Microsoft app store, PayPal, and others. For the twelve months ended December 31, 2019, 30% and 18% of our revenue were generated on Apple App Store and Google Play Store, respectively. For the nine months ended September 30, 2020, 34% and 18% of our revenue were generated on Apple App Store and Google Play Store, respectively. For operations through both the Apple App Store and Google Play Store, we pay 30% of any money paid by users to purchase Robux to Apple or Google, as applicable.

How developers and creators earn Robux

We currently offer developers and creators four mechanisms to earn Robux:

•	sale of access to their experiences and enhancements in their experiences;

•	engagement-based payouts, which reward developers for the amount of time that Premium subscribers spend in their experiences;

•	sale of content and tools between developers; and

•	sale of items to users through the Avatar Marketplace.

As users purchase and subsequently spend Robux on Roblox, developers receive 70% of the Robux spent within their experiences and 70% of the Robux spent for items that appear in the Studio Marketplace. Creators receive 30% of the Robux spent for their items that appear in the Avatar Marketplace.

Earned Robux are deposited into the virtual accounts of the developers and creators, who can convert Robux into U.S. dollars at an exchange rate of 1 Robux to $0.0035 as of September 30, 2020 through our Developer Exchange Program. In the nine months ended September 30, 2020, developers and creators earned $209.2 million, up from $72.2 million in the nine months ended September 30, 2019.

Our developers and creators do not always cash out their Robux to real-world currency. Some choose to reinvest their Robux into developer tools from the Studio Marketplace, promoting their experiences through our internal ad network, or spend the Robux as any other user would, which investments or purchases are valued at the same exchange rate.

Our business model focus is on investment and growth of the Roblox Platform, which we believe will enable the developer and creator community to produce better and more engaging content, which in turn will drive more users to our platform over time.

Our primary areas of investment are our developer and creator community, and the people, technology, and infrastructure required to keep improving the Roblox Platform. These areas of focus are how we drive the business and are reflected in our operating cost structure, which primarily consists of four major areas: payment processing and other fees, compensation and benefits, developer earnings, and direct infrastructure. The vast majority of our costs fall into the aforementioned areas and are intentionally aligned with our goals.

To provide a deeper understanding and scale of our areas of investment and associated costs, we are providing further descriptions of the four cost areas. We also reference the magnitude of these costs in relation to bookings in the given periods, as this measurement will allow us to understand the unit economics of our sales activity without the effect of non-cash adjustments which are primarily due to the way we recognize revenue. This overview is intended for illustrative purposes. We encourage you to read our consolidated financial statements that are included in this prospectus.

Payment processing and other fees.    Payment processing and other fees primarily include payment processing costs charged by the primary distribution channels for our virtual currency. This is a large expense item for Roblox and we intend to use nearly all of any efficiencies earned in this area over time to increase earnings for our developers and creators. For the nine months ended September 30, 2019, payment processing and other fees were $111.2 million, or 24% of bookings, and grew by 185% to $317.1 million, or 26% of bookings, in the nine months ended September 30, 2020.

Compensation and benefits.    Compensation and benefits are costs related to salaries and benefits, exclusive of stock-based compensation for purposes of the information provided in this paragraph, provided to our employees as well as our agents working on our trust & safety teams. As of September 30, 2020 we employed over 830 full time employees, of which approximately 80% were engineering and product personnel, a ratio that we have maintained over time and intend to continue to maintain. In addition, we had over 1,700 trust & safety agents across the globe who are not employees, but whose related costs are included here. For the nine months ended September 30, 2019, compensation and benefits costs were $112.0 million, or 24% of bookings, and grew by 57% to $176.1 million, but declined to 14% of bookings in the nine months ended September 30, 2020.

Developer earnings.    Developer earnings are costs related to developers’ and creators’ accumulation of earned Robux and the subsequent exchange of those Robux for real-world currency. We intend to use future cost efficiencies earned in other areas of our business to increase earnings for our developers and creators thereby increasing developer earnings over time. For the nine months ended September 30, 2019, developer earnings were $70.9 million, or 15% of bookings, and grew by 190% to $205.4 million, or 17% of bookings, in the nine months ended September 30, 2020.

Direct infrastructure.    Direct infrastructure costs are those associated with delivering our platform to users, exclusive of depreciation. We operate data centers and online points of presence, or PoPs, around the world which include over 18,000 servers as of September 30, 2020. The costs to run this infrastructure include: rent and other facilities-related expenses for our co-located data centers and PoPs; network and bandwidth-related expenses; and payments to third-party service providers for cloud computing or other hosting and data storage. By building and maintaining our own technical infrastructure, as opposed to fully relying on third-party providers, we believe we are more reliable, more performant, and more cost effective. For the nine months ended September 30, 2019, direct infrastructure costs were $58.2 million, or 13% of bookings, and grew by 66% to $96.8 million, or 8% of bookings, in the nine months ended September 30, 2020.

The chart below is a visual representation of the cost data described above. We have also added an “Other” expense category which represents marketing, real estate, and other overhead costs. Each expense item, exclusive of depreciation and stock-based compensation, is shown as a percentage of bookings in the associated period of time. The remainder of bookings after subtracting the expenses above is a calculation that management monitors along with the timing and magnitude of capital expenditures in order to forecast our free cash flow.

Top Investments and Cost Areas

(% of Bookings)

Key Metrics

We believe our performance is dependent upon many factors, including the key metrics described below that we track and review to measure our performance, identify trends, formulate financial projections, and make strategic decisions.

Operating Metrics

We manage our business by tracking several operating metrics, including: daily active users, or DAUs, hours engaged, and average bookings per DAU, or ABPDAU. As a management team, we believe each of these operating metrics provides useful information to investors and others.

These metrics are determined by using internal company data and systems that track user account and session activity. We believe that these metrics are reasonable estimates of our user base for the applicable period of measurement, and that the methodologies we employ and update from time-to-time to create these metrics are reasonable bases to identify trends in user behavior. However, the accuracy of these metrics may be affected by certain factors relating to user activity and systems and our ability to identify and detect attempts to replicate legitimate user activity, often referred to as botting. See the sections titled “Risk Factors—Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may significantly harm and negatively affect our reputation and our business” and “Risk Factors—Some developers, creators, and users on our platform may make unauthorized, fraudulent, or illegal use of Robux and other digital goods on our platform, including through unauthorized third-party websites or “cheating” programs.”

Daily Active Users

We define a DAU as a user who has logged in and visited Roblox through our website or application on a unique registered account on a given calendar day. If a registered, logged in user visits Roblox more than once within a 24-hour period that spans two calendar days, that user is counted as a DAU only for the first calendar day. We believe this method better reflects global engagement on the platform compared to a method based purely on a calendar-day cutoff. DAUs for a specified period is the average of the DAUs for each day during that period, so 30 days, for example, in the month of September.

Other companies, including companies in our industry, may calculate DAUs differently.

We track DAUs as an indicator of the size of the audience engaged on our platform. We also break out DAUs by geographic region to help us understand the global engagement on our platform.

The geographic location data collected is based on the IP address associated with the account when an account is initially registered on Roblox. The IP address may not always accurately reflect a user’s actual location at the time they engaged with our platform. We do not collect the geographic location of our Xbox users, which are grouped into Rest of World DAUs for the purposes of our reporting.

Because DAUs measure account activity and an individual user may actively use our platform within a particular day on multiple accounts for which that individual registered, our DAU metric is not a measure of unique individuals accessing Roblox. Additionally, if undetected, fraud and unauthorized access to our platform may contribute, from time to time, to an overstatement of DAUs. In many cases, fraudulent accounts are created by bots to inflate user activity for a particular developer’s content on our platform, thus making the developer’s experience or other content appear more popular than it really is. We strive to detect and minimize fraud and unauthorized access to our platform. See the sections titled “Risk Factors—Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may significantly harm and negatively affect our reputation and our business” and “Risk Factors—Some developers, creators, and users on our platform may make unauthorized, fraudulent, or illegal use of Robux and other digital goods on our platform, including through unauthorized third-party websites or “cheating” programs.”

Hours engaged

We define hours engaged as the time spent by our users on the platform, which includes time spent in experiences, which refer to the titles that have been created by developers, and also within platform features such as chat and avatar personalization. Users are able to personalize the size and body shape of their avatars as well as equip their avatars with items acquired from the Avatar Marketplace, a marketplace that allows users to acquire items such as clothing, gear, simulated gestures, or emotes, and other accessories.

We calculate total hours engaged as the aggregate of user session lengths in a given period. We determine this length of time using internal company systems that track user activity on our platform, and aggregate discrete activities into a user session.

We believe that the growth in hours engaged on our platform reflects the increasing value of our platform. As we continue to invest in improving the Roblox Platform, and as the developers expand the number and quality of immersive experiences as well as other features on Roblox, we believe we will attract more users who spend more time and more Robux on our platform.

Average bookings per daily active user

We define average bookings per DAU, or ABPDAU, as bookings in a given period divided by the DAUs for such period. We use ABPDAU as a way to understand how we are monetizing across all of our users through the sale of virtual currency and subscriptions as more fully described in the section titled “Our Business Model.” We experience seasonality in our business with more activity in the fourth quarter of each year as described in the section titled “Seasonality”.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the following non-GAAP financial measures are useful in evaluating our performance. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for more information, including the limitations of such measures and a reconciliation of each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP.

Bookings

We define bookings as revenue plus the change in deferred revenue during the period and other non-cash adjustments. The change in deferred revenue constitutes the vast majority of the reconciling difference from revenue to bookings. Bookings is equal to the amount of virtual currency purchased by users in a given period of time. We use bookings to measure and monitor our business as we believe it enables an analysis of our performance based on the timing of actual transactions with our users and provides a more current indication of trends in our operating results than revenue alone.

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(dollars in thousands)
Bookings	$499,038	$694,262	$457,959	$1,240,232

Free cash flow

We define free cash flow as net cash provided by operating activities less purchases of property and equipment. We believe that free cash flow is a useful indicator of our unit economics and liquidity that provides information to management and investors about the amount of cash generated from our core operations that, after the purchases of property and equipment, can be used for strategic initiatives.

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(dollars in thousands)
Free cash flow	$34,966	$14,456	$5,961	$292,623

Key Factors Affecting Our Performance

We believe that our financial performance depends upon many key factors, including those described below.

Growth and engagement of our user base

We have experienced significant growth in our number of users over the last several years. In the nine months ended September 30, 2020, we had 31.1 million DAUs compared to 17.6 million and 12.0 million in the years ended December 31, 2019 and 2018, respectively.

Our ability to grow our user base is dependent on our ability to attract and engage users on our platform. We rely on two mutually reinforcing network effects, content and social, to drive our growth. High-quality content on the platform built by our developer community attracts more users to the platform, which in turn makes Roblox more attractive to developers. The social aspects of the platform drive organic growth as our users typically play with friends, inspiring them to invite their friends, who in turn, invite their friends. The more friends users have on the platform, the more valuable and engaging the platform becomes. This fuels developers to build higher quality experiences, driving more users to our platform.

We believe that our business performance is in part dependent on increasing our penetration and engagement across all user demographics, in particular those over the age of 13. This demographic has a higher propensity to spend on content, and our ability to increase penetration in, and user contribution from, this demographic will affect our ability to grow revenue.

Daily Active users by Age Group (In Millions)	Hours Engaged by Age Group (In Millions)

We believe that our business performance is also dependent on our ability to expand our user base internationally. For the nine months ended September 30, 2020, approximately 67% of our DAUs were outside of the U.S. and Canada region, and our non-U.S. and Canada user base is growing faster than our U.S. and Canada user base. We see significantly more potential to grow our user base in non-U.S. and Canada regions, particularly in the Europe, Middle East and Africa region, where we have recently experienced significant growth in Germany and France, and the Asia-Pacific region, where we have recently experienced significant growth in South Korea. Our ability to increase our brand penetration in these markets will depend upon a number of factors, including our ability to translate our platform and navigate regulatory environments. In China, we believe we are uniquely positioned to grow our penetration in the market, but our performance will be dependent on Tencent Holdings Ltd.’s, or Tencent’s, success in obtaining a license to operate and publish Luobulesi, the name of the Roblox Platform in China.

Daily Active users by Region (In Millions)	Hours Engaged by Region (In Millions)

While we believe we have a significant opportunity to grow our user base, we anticipate that our user growth rate will slow over time as the size of our user base increases. To the extent our user growth or user growth rate slows, our revenue growth will become increasingly dependent on our ability to increase levels of user monetization, as measured by ABPDAU. ABPDAU monetization is dependent on the degree of user engagement, as measured by hours engaged. As such we believe our business performance will be driven in part by our ability to increase hours engaged per DAU on our platform.

Growth in monetization

We monetize our users through the sale of Robux. Our ability to grow our revenue depends in large part on our ability to increase ABPDAU. Beyond user growth and increased user engagement there are a number of other factors that we believe can help us grow ABPDAU, including increased payer conversion and the degree to which users choose to pay for more features and experiences on our platform.

Despite approximately 67% of our DAUs being outside the U.S. and Canada for the nine months ended September 30, 2020, our monetization is largely concentrated in users in those countries. For the nine months ended September 30, 2020, 68% of bookings were from the U.S. and Canada. Our ability to drive increased ABPDAU is in part dependent on our ability to increase payer conversion in non-U.S. and Canada regions. We believe this will depend on a number of factors including our ability to localize content and ensure the availability of payment options to non-U.S. and Canada users.

As we continue to expand our international operations, we become more exposed to the effects of fluctuations in currency exchange rates. We generally collect revenue from our international markets in the local currency. While we periodically adjust the price of Robux to account for the relative value of local currency to the U.S. dollar such adjustments are not immediate, nor do they typically track the underlying currency fluctuations. As a result, rapid appreciation of the U.S. dollar against these foreign currencies can harm our reported results and cause the revenue derived from our foreign users to decrease. In addition, even if we do adjust the cost of our Robux in foreign markets to track appreciation in the U.S. dollar such appreciation could increase the costs of purchasing Robux to our users outside of the U.S., adversely affecting our business, results of operations and financial condition.

The degree to which our users choose to pay for features or spend Robux in experiences is driven by the quality of the content on our platform. In addition to the core monetization of the platform, we recently launched an engagement-based reward program, Premium Payouts, in tandem with our subscription service, Roblox Premium. Premium Payouts rewards Robux to developers based on the number of in-experience hours spent on their experiences by Roblox Premium subscribers. These Premium Payouts rewards are in addition to any Robux spent directly by users in developers’ experiences. We believe that this initiative will incentivize developers to focus on creating content that maximizes engagement to a greater degree. We believe that growth of higher engagement content will positively affect the number of hours engaged on Roblox per user, resulting in a positive impact on Robux spend and ABPDAU.

As users continue to encounter new experiences, they remain engaged on the Roblox platform and, consequently, monetize over longer periods of time. The charts below illustrate our ability to monetize users over such extended periods by presenting the cumulative cohorted bookings per signup since 2016, across various regions. Each signup cohort includes all users that joined Roblox in a given quarter. The East Asia region consists primarily of South Korea and Japan. The West Europe region consists primarily of Germany, Spain, France, Italy, Belgium, and Portugal.

User Cohort Analysis

We also intend to explore other opportunities to increase ABPDAU such as immersive brand advertising for our platform. The degree to which these opportunities may increase ABPDAU are dependent on the degree to which they are implemented in a manner that is seamless and non-disruptive to our user experience.

Continued innovation of our platform

We are focused on innovation and technology leadership in order to maintain our competitive advantage. We believe we have built a unique platform for our users, developers, and creators, and our ability to maintain and increase the size and engagement of our users will depend, in part, on our ability to improve the existing features, services, and functionality on the platform. We have historically made product decisions based on long-term vision rather than short-term benefits and believe that our deliberate and systematic approach has enabled us to scale to the success that we see today.

For our developers and creators, we must regularly update and enrich Roblox Studio with tools and features to meet evolving developer behavior needs and to deliver a superior creating experience. In addition, it is important that we constantly update and improve the Roblox Cloud.

For our users, we invest heavily in developing new features and products to support and enhance user experience on our platform worldwide. Further, our users’ continued engagement is in large part dependent on the safe and civil environment offered by our platform. Our ability to attract and engage users is dependent on our ability to maintain technological leadership in safety and civility features on our platform.

Our ability to attract talent

The success of Roblox depends on our ability to hire and retain great talent, in particular technical talent. As of September 30, 2020, we employed over 830 full time employees, which represented an increase of over 275 full time employees from September 30, 2019. Approximately 79% of those employees were engineers and product professionals. In addition, as of September 30, 2020, we had over 1,700 trust & safety agents across the globe. In order to continue to evolve and grow the Roblox Platform, we must continue to invest heavily in attracting and retaining key talent, especially those focused on engineering and product, and so we expect to maintain or grow the ratio of technical talent to overall employees. To support and grow our business, we intend to increase our headcount for the foreseeable future to support and grow our business.

Investment in infrastructure

We intend to increase the capacity and enhance the capability and reliability of our infrastructure. We have made and will continue to make significant investments in our technical infrastructure globally to ensure that our growing user and developer base can access and can use the Roblox Platform rapidly, reliably, and effectively. In 2015, we began serving our users out of our co-located data center in Elk Grove Village, Illinois to optimize reliability and performance while reducing server expenses compared to traditional leased server and data centers. Since then, we have broadened our infrastructure strategy across the globe to incorporate multiple data centers and regional PoPs that we lease and operate.

We expect the investments and expenses associated with our infrastructure to continue to grow to support current and potential expansion of our user and developer base. These investments include costs to third-party service providers, such as cloud computing or other hosting and data storage, rent and facilities-related costs for our co-located data centers and PoPs that we lease and operate, network and bandwidth costs, and depreciation and associated support and maintenance of our servers and infrastructure equipment. We expect our reliance on third-party service providers to decrease over time as we build out our infrastructure.

Seasonality

We experience seasonality in monetization on our platform. Historically, we generate higher levels of bookings in the fourth quarter of the year due in large part to the end-of-year holiday season. In the years ended December 31, 2019 and 2018, the fourth quarter accounted for 34% and 29% of annual bookings, respectively. The significant user and monetization growth, along with COVID-19 impact, have partially masked these trends in recent historical periods, particularly in 2020, and the seasonal impacts may be more pronounced in the future or different altogether.

Impact of COVID-19

Although the COVID-19 pandemic has caused general business disruption worldwide beginning in January 2020, it has resulted in an increase in our operational performance, cash flows, and financial condition. We have and may continue to experience an increase in user and bookings growth following the implementation of shelter-in-place orders to mitigate the COVID-19 pandemic. We believe that the COVID-19 pandemic could accelerate adoption of our platform, which we expect will generate additional opportunities for us in the future. However, this increase in engagement and monetization may be temporary and will likely moderate over time as shelter-in-place orders and other related measures and community practices evolve. Further, as a result of global economic conditions, users may reduce their discretionary spending on Robux, may not renew their subscriptions or may otherwise reduce their usage of our platform, which would adversely impact our revenue and financial condition.

In addition, in response to the spread of COVID-19, we have required or are requiring substantially all of our employees to work remotely to minimize the risk of the virus to our employees and the communities in which we operate, which represents a significant disruption in how we operate our business. We may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers and business partners.

The full extent to which the COVID-19 pandemic will directly or indirectly impact the global economy, the lasting social effects, and impact on our business, results of operations and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted. For additional details, refer to the section titled “Risk Factors—The recent global COVID-19 pandemic has significantly affected our business and operations.”

Components of Results of Operations

Revenue

We generate substantially all of our revenue through the sales of Robux to users. Users can spend Robux to purchase access to experiences, enhancements in experiences, and items in the Avatar Marketplace. Robux are available as one-time purchases or monthly subscriptions. We recognize revenue ratably over the estimated average lifetime of a paying user. The average lifetime of a paying user is calculated based on the monthly retention data for each paying user cohort. We then calculate the average retention period by determining the weighted average period paying users have spent on the platform and are projected to participate in the Roblox environment. The average lifetime for a paying user for the years ending December 31, 2018 and 2019, and for the nine months ended September 30, 2020, was 23 months. Revenue is reported net of taxes and estimated chargebacks.

Other revenue streams include a minimal amount of revenue from advertising, licenses, and royalties. We recognize revenue based on the performance obligations of the underlying agreements, in an amount that reflects the consideration we expect to be entitled to.

Costs and Expenses

We allocate shared costs, such as facilities (including rent, depreciation on equipment and leasehold improvements shared by all departments) and software costs, to all departments based on headcount. As such, allocated shared costs are reflected in each expense category, with the exception of developer exchange fees.

Personnel costs include salaries, benefits, travel-related expenses, and stock-based compensation for each expense category, with the exception of developer exchange fees.

During the year ended December 31, 2018 and nine months ended September 30, 2020, we recorded compensation expense of $25.2 million and $35.2 million, respectively, related to a tender offer conducted by the purchasers of Series F and Series G convertible preferred stock to acquire shares from employees, former employees, and other existing investors. This expense was recorded because the purchasers were our affiliates and the tender was completed at above the then-fair market value. In connection with the tender offer, we waived any rights of first refusal or transfer restrictions applicable to such shares.

Cost of revenue

Cost of revenue primarily consists of third-party payment processing fees charged by the various distribution channels. We defer payment processing fees and recognize them over the same period as the respective revenue. These costs are incurred in connection with our sales of our virtual currency.

We intend to use nearly all of any efficiencies earned in this area over time to increase earnings for our developers and creators. Additionally, cost of revenue as a percentage of revenue is affected by shifts in user purchasing preferences and trends. We have observed a shift of our sales toward mobile distribution channels, such as the Apple App Store and Google Play Store. These distribution channels are subject to higher processing fees compared to other distribution channels, such as credit card payment processors. As a result, we expect our cost of revenue expenses to increase both in absolute dollars and as a percentage of revenue over time as our business grows due to the ongoing shift toward these mobile channels, although the percentage may fluctuate from period to period.

Developer exchange fees

Developer exchange fees represent the amount earned by developers and creators on the platform. Developers and creators are able to exchange their accumulated earned Robux, for real-world currency under certain conditions outlined in our Developer Exchange Program. Developers and creators can earn Robux through sale of access to their experiences and enhancements in their experiences, sale of content and tools between developers through the Studio Marketplace, and the sale of items to users through the Avatar Marketplace. Additionally, developers can earn Robux through our engagement-based reward program, Premium Payouts that rewards developers based on the number of hours spent in their experiences by Roblox Premium subscribers.

Over the next few years, a major goal is to drive as much money to our developer and creator community as possible while maintaining reasonable margins and free cash flow. We intend to use future cost efficiencies realized in other areas of our business to increase earnings for our developers and creators. As such, we expect that our developer exchange fees will increase in both absolute dollars and as a percentage of bookings over time as our business grows and as we continue to invest in supporting our Roblox developer and creator community.

Infrastructure and trust & safety

Infrastructure and trust & safety expenses consist primarily of expenses related to the operation of our data centers and technical infrastructure. These costs include costs to third-party service providers, such as cloud computing or other hosting and data storage, rent and facilities-related expenses for our co-located data centers and PoPs that we lease and operate, network and bandwidth costs, and depreciation and associated support and maintenance of our servers and infrastructure equipment. As of September 30, 2020, we have data centers and PoPs around the world with over 18,000 servers.

Infrastructure and trust & safety expenses also include personnel costs and allocated overhead for employees and team members whose primary responsibilities relate to supporting our infrastructure and trust & safety initiatives. As of September 30, 2020, we have a global customer service team with over 1,700 trust & safety agents supporting users.

We plan to continue increasing the capacity and enhancing the capability and reliability of our infrastructure to support more sophisticated content, more users, and increased engagement. We expect to increase the dollar amount of our investment in infrastructure for the foreseeable future as we continue to build out our global infrastructure. We intend to achieve scalability and operating leverage in the business by building and maintaining our own technical infrastructure and expect our infrastructure and trust & safety expenses to increase in the short term and then decrease over time as a percentage of bookings over time as our business grows, although the percentage may fluctuate from period to period depending on fluctuations in the timing and extent of our infrastructure and trust & safety expenses and business seasonality.

Research and development

Research and development expenses consist primarily of personnel costs and allocated overhead for our engineering, design, product management, data science, and other personnel engaged in maintaining and enhancing the functionality of the platform. We plan to increase the dollar amount of research and development expenses for the foreseeable future primarily for increased headcount to develop new features, functionality, and innovation of our product. However, we expect research and development expenses to decrease as a percentage of bookings as our business grows, although the percentage may fluctuate from period to period depending on fluctuations in the timing and extent of our research and development expenses and business seasonality.

General and administrative

General and administrative expenses consist primarily of personnel costs and allocated overhead for our finance and accounting, legal, human resources, talent acquisition, and other administrative teams. General and administrative expenses also include professional services fees such as outside legal, accounting, audit, and outsourcing services, and other corporate expenses. We plan to increase the dollar amount of general and administrative expenses for the foreseeable future to support the growth of the business and due to costs associated with being a public company, such as increased headcount, enhanced systems, processes, and controls as well as increased expenses in the areas of insurance, compliance, investor relations, and professional services. However, we expect general and administrative expenses to decrease as a percentage of bookings as our business grows, although the percentage may fluctuate from period to period depending on fluctuations in the timing and extent of our general and administrative expenses and business seasonality.

Sales and marketing

Sales and marketing expenses consist primarily of user acquisition expenses and personnel costs and allocated overhead for our marketing, business development, and developer relations functions. Other expenses include those associated with market research, branding, public relations, and developer relations programs, including our annual Roblox Developer Conference. We plan to increase the dollar amount of sales and marketing expenses for the foreseeable future due primarily to increased headcount to support our developer relations and brand partnership teams. However, we expect sales and marketing expenses to decrease as a percentage of bookings as our business grows, although the percentage may fluctuate from period to period depending on fluctuations in the timing and extent of our sales and marketing expenses and business seasonality.

Interest Income

Interest income consists primarily of interest earned on our cash, cash equivalents, and restricted cash balances.

Other Expense

Other expense for historical periods consisted primarily of changes in the fair value of our outstanding warrants to purchase convertible preferred stock that were remeasured at the end of each reporting period. As of September 30, 2020, there were no outstanding convertible preferred stock warrants. Other expense also includes a minimal amount of foreign currency exchange gains and losses.

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes in foreign jurisdictions and U.S. federal and state income taxes. We maintain a full valuation allowance on our federal and state deferred tax assets as we have concluded that it is not more likely than not that the deferred assets will be utilized. As of December 31, 2019, we had federal and state net operating loss carryforwards of $162.0 million and $54.3 million, respectively. If not utilized, these will begin to expire in 2024 and 2027, respectively. Utilization of our net operating loss carryforwards and other tax attributes, such as research and development tax credits, may be subject to annual limitations, or could be subject to other limitations on utilization or benefit due to the ownership change limitations provided by Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, and other similar provisions. Further, the Tax Cuts and Jobs Act, or the Tax Act, as modified by the Coronavirus

Aid Relief, and Economic Security Act, or the CARES Act, changed the federal rules governing net operating loss carryforwards. Of the $162.0 million of our federal net operating loss, $88.8 million is carried forward indefinitely but is limited to 80% of taxable income.

Results of Operations

The following tables set forth our results of operations for the periods presented in dollars and as a percentage of our revenue:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(dollars in thousands, except per share data)
Revenue	$312,773	$488,223	$349,888	$588,675

Cost and expenses:
Cost of revenue(1)	69,896	117,227	82,330	154,912
Developer exchange fees	71,887	111,976	72,216	209,228
Infrastructure and trust & safety(2)	105,590	156,699	111,684	185,496
Research and development(2)	87,051	107,095	74,398	138,074
General and administrative(2)	34,460	41,945	28,913	64,940
Sales and marketing(2)	40,542	44,737	31,243	42,259

Total cost and expenses	409,426	579,679	400,784	794,909
Loss from operations	(96,653)	(91,456)	(50,896)	(206,234)
Interest income	3,759	6,546	5,085	1,758
Other expense	(4,279)	(1,211)	(494)	(1,357)

Loss before provision for income taxes	(97,173)	(86,121)	(46,305)	(205,833)
Provision for income taxes	3	9	8	25

Consolidated net loss	(97,176)	(86,130)	(46,313)	(205,858)
Net loss attributable to the noncontrolling interest(3)	—	(146)	25	(2,641)

Net loss attributable to common stockholders	$(97,176)	$(85,984)	$(46,338)	$(203,217)

Net loss per share attributable to common stockholders, basic and diluted(4)	$(0.66)	$(0.53)	$(0.29)	$(1.14)

Weighted-average shares used in computing net loss per share attributable to common stockholders—basic and diluted(4)	147,278	163,051	162,009	177,771

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)(4)		$(0.17)		$(0.39)

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)(4)		489,003		522,617

(1)	Depreciation of servers and infrastructure equipment included in infrastructure and trust & safety.

(2)	Includes stock-based compensation as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(unaudited)
Infrastructure and trust & safety	$3,046	$2,085	$1,324	$4,960
Research and development	25,691	9,695	6,320	25,903
General and administrative	4,426	3,347	2,359	22,248
Sales and marketing	3,147	2,507	1,693	5,520

Total stock-based compensation	$36,310	$17,634	$11,696	$58,631

During the year ended December 31, 2018 and nine months ended September 30, 2020, we recorded compensation expense of $25.2 million and $35.2 million, respectively, related to a tender offer conducted by the purchasers of Series F and Series G convertible preferred stock to acquire shares from employees, former employees, and other existing investors. This expense was recorded because the purchasers were our affiliates and the tender was completed at above the then-fair market value. In connection with the tender offer, we waived any rights of first refusal or transfer restrictions applicable to such shares.

(3)	Our consolidated financial statements include our majority-owned subsidiary Roblox China Holding Corp. The ownership interest of a minority investor, Songhua, is recorded as a noncontrolling interest.

(4)

See Note 12 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net loss per share, basic and diluted pro forma net loss per share and the weighted-average number of shares used in the computation of the per share amounts.

The following table sets forth the components of our consolidated statements of operations data, for each of the periods presented, as a percentage of revenue.

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
Revenue	100%	100%	100%	100%

Cost and expenses:
Cost of revenue	22	24	24	26
Developer exchange fees	23	23	21	36
Infrastructure and trust & safety	34	32	32	32
Research and development	28	22	21	23
General and administrative	11	9	8	11
Sales and marketing	13	9	9	7

Total cost and expenses	131	119	115	135
Loss from operations	(31)	(19)	(15)	(35)
Interest income	1	1	1	—
Other expense	(1)	—	—	—

Loss before provision for income taxes	(31)	(18)	(14)	(35)
Provision for income taxes	—	—	—	—

Consolidated net loss	(31)	(18)	(14)	(35)
Net loss attributable to the noncontrolling interest	—	—	—	—

Net loss attributable to common stockholders	(31%)	(18%)	(14%)	(35%)

Comparison of the nine months ended September 30, 2019 and 2020

Revenue

	Nine Months Ended September 30,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Revenue	$349,888	$588,675	$238,787	68%

Revenue increased $238.8 million, or 68%, for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019. The increase is primarily due to expansion within our daily payers, which is measured as the average number of unique payers for each day during the period. Our number of daily payers increased from roughly 168,000 in the nine months ended September 30, 2019 to roughly 455,000 for the nine months ended September 30, 2020. Bookings per daily payer for both periods remained relatively consistent but may not be reflected in the revenue recognized per daily payer as a substantial portion of revenue recognized each period is from bookings from prior periods. The payer expansion followed existing growth trends, but also included the impact of COVID-19 and shelter-in-place orders in the nine months ended September 30, 2020.

Cost of revenue

	Nine Months Ended September 30,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Cost of revenue	$82,330	$154,912	$72,582	88%

Cost of revenue increased $72.6 million, or 88%, for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. The increase is primarily due to an increase of $61.4 million in payment processing fees primarily driven by the growth in our bookings.

Developer exchange fees

	Nine Months Ended September 30,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Developer exchange fees	$72,216	$209,228	$137,012	190%

Developer exchange fees increased $137.0 million, or 190%, for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. The increase is primarily driven by the growth in our bookings over the same period and the associated growth in Robux balances in the accounts of developers and creators. Developer exchange fees track closely with our overall bookings performance as more users on the platform and Robux purchased by our users drives more Robux earned by developers and creators.

Infrastructure and trust & safety

	Nine Months Ended September 30,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Infrastructure and trust & safety	$111,684	$185,496	$73,812	66%

Infrastructure and trust & safety expenses increased $73.8 million, or 66%, for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. The increase is primarily due to an increase of $47.9 million related to our data center and technical infrastructure expenses associated with providing the platform to our users as well as depreciation of our servers and infrastructure equipment.

In addition, personnel costs increased by $11.8 million primarily due to an increase in headcount to support our infrastructure growth and stock-based compensation expense of $4.1 million, of which $2.4 million was associated with the tender offer in the nine months ended September 30, 2020. Other increases include $11.7 million in trust & safety expenses to support the growth in users and increased traffic to our platform.

Research and development

	Nine Months Ended September 30,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Research and development	$74,398	$138,074	$63,676	86%

Research and development expenses increased $63.7 million, or 86%, for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. The increase is primarily due to an increase of $53.8 million of personnel costs, which includes $19.7 million in stock-based compensation expense of which $13.0 million was associated with the tender offer in the nine months ended September 30, 2020. The increase is also due to an increase in headcount and consultants supporting our engineering, design, and product teams. Other increases include allocated costs of $8.7 million primarily due to facilities expense associated with office expansion in our San Mateo location.

General and administrative

	Nine Months Ended September 30,
	2019	2020	$ Change	% Change
	(dollars in thousands)
General and administrative	$28,913	$64,940	$36,027	125%

General and administrative expenses increased $36.0 million, or 125%, for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. The increase is primarily due to an increase of $27.7 million in personnel costs, which includes $19.9 million in stock-based compensation expense of which $16.7 million was associated with the tender offer in the nine months ended September 30, 2020. The increase is also due to an increase in headcount in our finance, accounting, people, IT and legal functions associated with our anticipated public offering. Other increases include $2.5 million in charitable contributions made toward COVID relief efforts, and $2.3 million related to professional services expenses to support legal matters as well as other ongoing general and administrative activities.

Sales and marketing

	Nine Months Ended September 30,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Sales and marketing	$31,243	$42,259	$11,016	35%

Sales and marketing expenses increased $11.0 million, or 35%, for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. This increase is due to an additional $5.9 million in personnel costs, and the stock-based compensation expense of $3.3 million of which $3.1 million was associated with the tender offer in the nine months ended September 30, 2020. This increase also includes $4.0 million related to user acquisition activities.

Interest income, other expense, and provision for income taxes

	Nine Months Ended September 30,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Interest income	$5,085	$1,758	$(3,327)	(65%)
Other expense	(494)	(1,357)	(863)	175
Provision for income taxes	8	25	17	213

Interest income decreased $3.3 million primarily due to a reduction in U.S. interest rates during the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019. Other expense increased $0.9 million for the nine months ended September 30, 2019 as compared to 2020. The increase was primarily due to an increase of $1.8 million related to the re-measurement of warrants offset by $1.0 million related to foreign exchange gains.

Comparison of the Years Ended December 31, 2018 and 2019

Revenue

	Year Ended December 31,
	2018	2019	$ Change	% Change
	(dollars in thousands)
Revenue	$312,773	$488,223	$175,450	56%

Revenue in the year ended December 31, 2019 increased $175.5 million, or 56%, compared to the year ended December 31, 2018. The increase is primarily due to expansion within our daily payers as the number of daily payers increased from roughly 125,000 in the year ended December 31, 2018 to roughly 184,000 for the year ended December 31, 2019.

Cost of revenue

	Year Ended December 31,
	2018	2019	$ Change	% Change
	(dollars in thousands)
Cost of revenue	$69,896	$117,227	$47,331	68%

Cost of revenue increased $47.3 million, or 68%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase is primarily due to a $45.7 million increase in payment processing fees in connection with the growth in our bookings, which grew at a faster pace than revenue and grew particularly quickly in mobile channels which carry higher payment processing fees.

Developer exchange fees

	Year Ended December 31,
	2018	2019	$ Change	% Change
	(dollars in thousands)
Developer exchange fees	$71,887	$111,976	$40,089	56%

Developer exchange fees increased $40.1 million, or 56%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase is primarily driven by the growth in our bookings over the same period and the associated growth in Robux balances in the accounts of developers and creators.

Infrastructure and trust & safety

	Year Ended December 31,
	2018	2019	$ Change	% Change
	(dollars in thousands)
Infrastructure and trust & safety	$105,590	$156,699	$51,109	48%

Infrastructure and trust & safety expenses increased $51.1 million, or 48%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase is primarily due to an increase of $31.6 million related to our data center and technical infrastructure expenses associated with providing the platform to our users as well as depreciation of our servers and infrastructure equipment. Other increases include $8.3 million in trust & safety expenses and $6.8 million in personnel costs due to increases in trust & safety consultants and headcount to support the growth of the business.

Research and development

	Year Ended December 31,
	2018	2019	$ Change	% Change
	(dollars in thousands)
Research and development	$87,051	$107,095	$20,044	23%

Research and development expenses increased $20.0 million, or 23%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase is primarily due to an increase of personnel costs of $16.2 million, driven by an increase of $30.2 million in headcount and consultants in our engineering, design, and product teams to support continued product innovation partially offset by $14.0 million decrease in stock-based compensation expense. The decrease in stock-based compensation expense is primarily driven by $17.6 million in stock-based compensation associated with the tender offer in the year ended December 31, 2018 that was not repeated in the year ended December 31, 2019. Other increases include $4.3 million in allocated costs primarily due to facilities expense associated with our office expansion in 2019.

General and administrative

	Year Ended December 31,
	2018	2019	$ Change	% Change
	(dollars in thousands)
General and administrative	$34,460	$41,945	$7,485	22%

General and administrative expenses increased $7.5 million, or 22%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase is primarily due to increases of $2.6 million in allocated costs associated with headcount growth, $2.0 million in professional services expenses, $1.6 million in recruiting expenses primarily due to fees associated with senior level searches as we grew our technical and senior management and $0.8 million in personnel costs driven by an increase of $4.9 million from headcount and consultants growth in our administrative teams partially offset by $4.1 million decrease in stock-based compensation expense. The decrease in stock-based compensation is primarily driven by $5.9 million in stock-based compensation associated with the tender offer in the year ended December 31, 2018 that was not repeated in the year ended December 31, 2019.

Sales and marketing

	Year Ended December 31,
	2018	2019	$ Change	% Change
	(dollars in thousands)
Sales and marketing	$40,542	$44,737	$4,195	10%

Sales and marketing expenses increased $4.2 million, or 10%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase is primarily due to $2.5 million in personnel costs due to headcount and consultant growth and $0.7 million related to allocated costs for our sales and marketing teams.

Interest income, other expense, and provision for income taxes

	Year Ended December 31,
	2018	2019	$ Change	% Change
	(dollars in thousands)
Interest income	$3,759	$6,546	$2,787	74%
Other expense	(4,279)	(1,211)	3,068	(72)
Provision for income taxes	3	9	6	200

Interest income increased $2.8 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018. The increase is primarily due to a larger invested balance in marketable securities. Other expense decreased $3.1 million in the year ended December 31, 2019 as compared to year ended December 31, 2018 due to a decrease of $3.1 million related to a lower remeasurement value of warrants.

Unaudited Quarterly Results of Operations Data

The following tables set forth our unaudited quarterly consolidated statements of operations data for each of the quarters indicated, as well as the percentage that each line item represents of our revenue for each quarter presented. The information for each quarter has been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus, and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the financial information contained in those financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus.

	Three Months Ended
	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020
	(dollars in thousands)
Revenue	$59,722	$72,585	$84,519	$95,947	$107,082	$115,775	$127,031	$138,335	$156,782	$189,703	$242,190

Cost and expenses:
Cost of revenue(1)	12,864	16,044	19,004	21,984	24,998	26,842	30,490	34,897	40,521	50,994	63,397
Developer exchange fees	16,279	16,495	18,006	21,107	22,720	23,290	26,206	39,760	44,353	82,993	81,882
Infrastructure and trust & safety(2)	18,796	27,815	29,135	29,844	33,487	37,160	41,037	45,015	52,620	61,853	71,023
Research and development(2)	13,779	16,395	35,906	20,971	21,593	24,774	28,031	32,697	49,409	40,249	48,416
General and administrative(2)	5,662	7,165	13,521	8,112	8,773	9,838	10,302	13,032	30,558	18,707	15,675
Sales and marketing(2)	9,379	11,004	11,296	8,863	8,435	10,149	12,659	13,494	15,657	13,908	12,694

Total cost and expenses	76,759	94,918	126,868	110,881	120,006	132,053	148,725	178,895	233,118	268,704	293,087
Loss from operations	(17,037)	(22,333)	(42,349)	(14,934)	(12,924)	(16,278)	(21,694)	(40,560)	(76,336)	(79,001)	(50,897)
Interest income	381	623	1,228	1,527	1,619	1,677	1,789	1,461	1,247	294	217
Other expense	(364)	(3,976)	(5)	66	(47)	(71)	(376)	(717)	(3,157)	494	1,306

Loss before income tax expense	(17,020)	(25,686)	(41,126)	(13,341)	(11,352)	(14,672)	(20,281)	(39,816)	(78,246)	(78,213)	(49,374)
Provision for income taxes	—	—	—	3	—	8	—	1	1	5	19

Consolidated net loss	(17,020)	(25,686)	(41,126)	(13,344)	(11,352)	(14,680)	(20,281)	(39,817)	(78,247)	(78,218)	(49,393)
Net loss attributable to the noncontrolling interest(2)	—	—	—	—	—	(26)	51	(171)	(498)	(742)	(1,401)

Net loss attributable to common stockholders	$(17,020)	$(25,686)	$(41,126)	$(13,344)	$(11,352)	$(14,654)	$(20,332)	$(39,646)	$(77,749)	$(77,476)	$(47,992)

(1)	Depreciation of servers and infrastructure equipment included in infrastructure and trust & safety.
(2)	Includes stock-based compensation as follows:

					Three Months Ended
	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020
	(dollars in thousands)
Infrastructure and trust & safety	$318	$432	$1,693	$603	$354	$442	$527	$762	$2,804	$915	$1,241
Research and development	1,470	1,535	20,982	1,704	1,663	1,994	2,663	3,375	16,723	3,957	5,223
General and administrative	274	313	3,157	682	651	742	966	988	18,432	1,872	1,944
Sales and marketing	299	566	1,900	382	451	536	706	814	4,298	665	557

Total stock-based compensation	$2,361	$2,846	$27,732	$3,371	$3,119	$3,714	$4,862	$5,939	$42,257	$7,409	8,965

During the year ended December 31, 2018 and nine months ended September 30, 2020, we recorded compensation expense of $25.2 million and $35.2 million, respectively, related to a tender offer conducted by the purchasers of Series F and Series G convertible preferred stock to acquire shares from employees, former employees, and other existing investors. This expense was recorded because the purchasers were our affiliates and the tender offer was completed at a price in excess of the then-fair market value. In connection with the tender offer, we waived any rights of first refusal or transfer restrictions applicable to such shares.

(3)	Our consolidated financial statements include our majority-owned subsidiary Roblox China Holding Corp. The ownership interest of a minority investor, Songhua, is recorded as a noncontrolling interest.

The following table sets forth our results of operations for the last eleven quarterly periods presented as a percentage of our total revenue for those periods:

	Three Months Ended
	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020
	(dollars in thousands)
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost and expenses:
Cost of revenue	22	22	22	23	23	23	24	25	26	27	26
Developer exchange fees	27	23	21	22	21	20	21	29	28	44	34
Infrastructure and trust & safety	31	38	34	31	31	32	32	33	34	33	29
Research and development	23	23	42	22	20	21	22	24	32	21	20
General and administrative	9	10	16	8	8	8	8	9	19	10	6
Sales and marketing	16	15	13	9	9	10	10	9	10	7	6

Total cost and expenses	128	131	148	115	112	114	117	129	149	142	121
Loss from operations	(28)	(31)	(48)	(15)	(12)	(14)	(17)	(29)	(49)	(42)	(21)
Interest income	1	1	1	2	1	1	1	1	1	—	—
Other expense	(1)	(5)	—	—	—	—	—	(1)	(2)	1	—

Loss before income tax expense	(28)	(35)	(47)	(13)	(11)	(13)	(16)	(29)	(50)	(41)	(21)
Provision for income taxes	—	—	—	—	—	—	—	—	—	—	—

Consolidated net loss	(28)	(35)	(47)	(13)	(11)	(13)	(16)	(29)	(50)	(41)	(21)
Net loss attributable to the noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(1)

Net loss attributable to common stockholders	(28%)	(35%)	(47%)	(13%)	(11%)	(13%)	(16%)	(29%)	(50%)	(41%)	(20%)

	Three Months Ended
	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020
	(in thousands, except hours engaged and APBDAU amounts)
Non-GAAP and other data:
Bookings	$120,202	$117,446	$118,926	$142,464	$142,259	$150,322	$165,378	$236,303	$249,576	$494,171	$496,485
Daily active users (DAUs)	10,342	11,283	12,745	13,652	15,841	17,121	18,375	19,110	23,585	33,376	36,173
Hours engaged (in millions)	2,099	2,169	2,632	2,530	2,974	3,248	3,730	3,701	4,875	8,586	8,711
Average bookings per DAU (ABPDAU)	$11.62	$10.41	$9.33	$10.44	$8.98	$8.78	$9.00	$12.37	$10.58	$14.81	$13.73

Quarterly Trends

Revenue

Our revenue has increased sequentially for all periods presented primarily due to the increase in bookings across our existing user base. We generally experience seasonality in the fourth quarter due to the holiday season. However seasonality in recent periods may be overshadowed due to the growth of the business. Since a substantial amount of bookings is deferred over the average lifetime of a paying user, a substantial portion of revenue recognized each period is from bookings from previous periods. As such, increases or decreases associated with bookings due to seasonality or growth from new users may not immediately be reflected as revenue for that period.

Revenue increased sequentially in the three months ended March 31, 2020, June 30, 2020, and September 30, 2020 due to an expansion of our user base that was partially driven by the impact of COVID-19 and shelter-in-place orders.

Costs and expenses

Our quarterly operating results may fluctuate due to various factors affecting our performance. As noted above, we recognize revenue from purchases of Robux ratably over the average lifetime of a paying user. Therefore, changes in our bookings activity in the near term may not be apparent as a change to our reported revenue until future periods. Most of our expenses are recorded as period costs, and thus, factors affecting our cost structure may be reflected in our financial results sooner than changes to our revenue.

Total cost of revenue increased, consistent with our revenue, in order to support our overall growth. Starting in the third quarter of 2019, cost of revenue as a percentage of revenue also increased as the mix of sales by distribution channel began to shift significantly toward mobile distribution channels such as the Apple App Store and Google Play Store, which charge a higher processing fees than our other distribution channels.

Our costs and expenses have generally increased sequentially for all periods presented, primarily due to increased personnel-related costs to support our expanded operations, and our continued investment in our platform and services. In the three months ended September 30, 2018 and three months ended March 31, 2020, overall costs and expenses include $25.2 million and $35.2 million of stock-based compensation attributable to tender offers in that quarter, respectively.

The expenses associated with the tender offer increased infrastructure and trust & safety expense by $1.1 million, research and development expense by $17.6 million, general and administrative expense by $5.9 million, and sales and marketing expense by $0.6 million in the three months ended September 30, 2018.

The expenses associated with the tender offer increased infrastructure and trust & safety expense by $2.4 million, research and development expense by $13.0 million, general and administrative expense by $16.7 million, and sales and marketing expense by $3.1 million in the three months ended March 31, 2020.

Key metrics

Average bookings per DAU can fluctuate from period to period due to a number of factors, but historically we see higher monetization in the fourth fiscal quarter of each year due to the seasonal impact on our business. As a result, our sequential growth in ABPDAU was highest in the fourth fiscal quarter of the year ended December 31, 2019. During the three months ended June 30, 2020, September 30, 2020, and for a portion of the three months ended March 31, 2020, we experienced a significant increase in bookings partially due to the impact of COVID-19 and global shelter in place orders.

Liquidity and Capital Resources

As of September 30, 2020, our principal sources of liquidity were cash, cash equivalents and marketable securities of $810.7 million, which were held for working capital purposes. Our marketable securities generally consist of U.S. Treasuries with maturities of 12 months or less from the balance sheet date.

Since our inception, we have financed our operations primarily through cash generated from operations and, to a lesser extent, sales of convertible preferred stock and borrowings under our credit facilities. We bill and collect payment upfront for our bookings.

In February 2019, we entered into an agreement for a revolving line of credit, with maximum borrowings of up to $50.0 million available under the line, due February 2020. Outstanding borrowings under the line of credit bear interest at 1.5% per annum. In February 2020, this credit facility was renewed for a one-year period. To date, no amounts have been borrowed under the revolving line of credit. The revolving line of credit agreement contains affirmative and negative covenants, including but not limited to maintaining minimum liquidity of $50.0 million at all times and certain limitations on liens and indebtedness. We were in compliance with all covenants associated with the revolving line of credit as of December 31, 2019, and as of September 30, 2020.

As of September 30, 2020, we have generated losses from our operations as reflected in our accumulated deficit of $484.0 million as of September 30, 2020, and positive cash flows from operating activities for each of the periods presented. A substantial source of our cash provided by operating activities is our deferred revenue, which is included on our consolidated balance sheets as a liability. Deferred revenue consists of the unearned portion of bookings for which we have already received cash and, which is recorded as revenue over the average lifetime of a paying user.

We expect to continue to incur operating losses for the foreseeable future due to the investments that we intend to make in our business.

We believe our existing cash, cash equivalents and marketable securities, together with cash provided by operations, will be sufficient to meet our needs for the next 18 months. Our future capital requirements, however, will depend on many factors, including our growth rate, investment in our headcount, capital expenditures to build out new facilities and purchase hardware for infrastructure, and timing and extent of spending to support our efforts to develop our platform. We estimate that our investment in infrastructure over the next 12 months will require an amount in the range of $150 million to $200 million. We may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights. In the event that additional financing is required from outside sources, we may seek to raise additional funds at any time through equity, equity-linked arrangements, and debt. If we are unable to raise additional capital when desired and at reasonable rates, our business, results of operations, and financial condition would be adversely affected. See the section titled “Risk Factors.”

Our principal uses of cash in recent periods have been funding our operations and making capital expenditures.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(dollars in thousands)
Consolidated Statements of Cash Flows Data:
Acquisition of property and equipment	$(66,072)	$(84,729)	$(56,676)	$(52,713)
Depreciation and amortization	$11,941	$27,664	$19,179	$30,232
Net cash provided by operating activities	$101,038	$99,185	$62,637	$345,336
Net cash used in investing activities	$(83,150)	$(84,330)	$(45,208)	$(4,704)
Net cash provided by financing activities	$151,777	$53,112	$52,642	$159,470

Operating activities

Our largest source of operating cash is cash collection from sales of Robux to our paying users. Our primary uses of cash from operating activities are for payment processing fees, personnel-related expenses, data center and infrastructure-related operations, and developer exchange fees.

During the nine months ended September 30, 2020, cash provided by operating activities was $345.3 million, which consisted of a net loss of $205.9 million, adjusted by non-cash charges of $92.0 million and net cash inflows from the change in net operating assets and liabilities of $459.2 million. The non-cash charges were primarily comprised of stock-based compensation of $58.6 million and depreciation and amortization of $30.2 million. The net cash inflows from the change in our net operating assets and liabilities was primarily due to a $656.1 million increase in deferred revenue and a $15.8 million increase in developer exchange liability offset by a $162.2 million increase in deferred cost of revenue and a $67.2 million increase in accounts receivable, all due to increases in bookings.

During the nine months ended September 30, 2019, cash provided by operating activities was $62.6 million, which consisted of a net loss of $46.3 million, adjusted by non-cash charges of $30.3 million and net cash inflows from the change in net operating assets and liabilities of $78.6 million. The non-cash charges were primarily comprised of depreciation and amortization of $19.2 million, and stock-based compensation of $11.7 million. The net cash inflows from the change in our net operating assets and liabilities was primarily due to a $109.4 million increase in deferred revenue partially offset by a $28.9 million increase in deferred cost of revenue.

During the year ended December 31, 2019, cash provided by operating activities was $99.2 million, which consisted of a net loss of $86.1 million, adjusted by non-cash charges of $45.8 million and net cash inflows from the change in net operating assets and liabilities of $139.5 million. The non-cash charges were primarily comprised of depreciation and amortization of $27.7 million and stock-based compensation of $17.6 million. The net cash inflows from the change in our net operating assets and liabilities was primarily due to a $208.1 million increase in deferred revenue and a $12.9 million increase in developer exchange liability due to increases in bookings, and a $11.4 million increase in deferred rent due to additional office space. These changes were offset by a $53.5 million increase in deferred cost of revenue and a $40.1 million increase in accounts receivable.

During the year ended December 31, 2018, cash provided by operating activities was $101.0 million, which consisted of a net loss of $97.2 million, adjusted by non-cash charges of $51.9 million and net cash provided by the change in net operating assets and liabilities of

$146.3 million. The non-cash charges were primarily comprised of stock-based compensation of $36.3 million and depreciation and amortization of $11.9 million. The change in our net operating assets and liabilities was primarily due to an increase in deferred revenue of $187.2 million and developer exchange liability of $10.3 million partially offset by an increase in deferred cost of revenue of $45.7 million.

Investing activities

During the nine months ended September 30, 2020, cash used in investing activities was $4.7 million, primarily consisting of cash used in capital expenditures of $52.7 million, offset by cash provided by net maturities of marketable securities of $48.0 million.

During the nine months ended September 30, 2019, cash used by investing activities was $45.2 million, primarily consisting of cash used in capital expenditures of $56.7 million offset by cash provided by net maturities of marketable securities of $11.5 million.

During the year ended December 31, 2019, cash used in investing activities was $84.3 million, primarily consisting of cash used in capital expenditures of $84.7 million offset by cash provided by net maturities of marketable securities of $0.4 million.

During the year ended December 31, 2018, cash used in investing activities was $83.2 million, primarily consisting of cash used in capital expenditures of $66.1 million and net purchases of marketable securities of $17.1 million.

Financing activities

During the nine months ended September 30, 2020, cash provided by financing activities was $159.5 million primarily consisting of net proceeds of $149.7 million from the issuance of convertible preferred stock and proceeds of $9.7 million from the exercise of stock options.

During the nine months ended September 30, 2019, cash provided by financing activities was $52.6 million consisting of a capital contribution from non-controlling interest holder, Songhua, of $50.0 million and proceeds of $2.6 million from the exercise of stock options.

During the year ended December 31, 2019, cash provided by financing activities was $53.1 million, consisting of a capital contribution from non-controlling interest holder, Songhua, of $50.0 million and proceeds of $3.1 million from the exercise of stock options.

During the year ended December 31, 2018, cash provided by financing activities was $151.8 million primarily consisting of net proceeds of $149.6 million from the issuance of convertible preferred stock and proceeds of $2.1 million from the exercise of stock options.

Contractual Obligations and Commitments

Our principal contractual commitments consist of obligations under operating leases for office space and data center operations. The following table summarizes our consolidated principal contractual cash obligations, as of December 31, 2019 for the periods presented below:

	Payment Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(dollars in thousands)
Operating lease commitments(1)	$37,267	$79,654	$55,542	$75,458	$247,921
Purchase commitments(2)	6,385	10,310	2,857	183	19,735

	$43,652	$89,964	$58,399	$75,641	$267,656

(1)	Consists of future non-cancelable minimum rental payments under operating leases for our offices and data centers.
(2)	The substantial majority of our purchase commitments are related to agreements with our data center hosting providers and software vendors.

In addition to the contractual obligations set forth above, as of December 31, 2019, we had $9.5 million in letters of credit outstanding related to our office facilities in San Mateo, California and data center facilities in Ashburn, Virginia.

Off-Balance Sheet Arrangements

As of September 30, 2020, we did not have any relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities that were established for the purpose of facilitating off-balance sheet arrangements or other purposes.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Foreign Currency Exchange Risk

Most of our revenue is generated in U.S. dollars, with the remainder generated in British pounds sterling, Euros, Canadian dollars, and Australian dollars. Our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations, which are primarily in the U.S., Europe, and China. Our results of current and future operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our historical consolidated financial statements for the years ended December 31, 2019, 2018, and for the nine months ended September 30, 2020. As the impact of foreign currency exchange rates has not been material to our historical operating results, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.

Interest Rate Risk

Our cash, cash equivalents, and marketable securities primarily consist of cash on hand and highly liquid investments in money market instruments and U.S. government securities. As of

September 30, 2020, we had cash and cash equivalents of $801.6 million and marketable securities of $9.0 million. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and the fair market value of our investments. However, due to the short-term nature of our investment portfolio, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on the fair market value of our portfolio. We therefore do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated, and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

We primarily generate revenue through the Roblox Platform, based on the direct sale of Robux to users. Users can purchase Robux as one-time purchases or through premium subscriptions via credit cards, prepaid cards, or mobile payments. Users primarily use Robux to acquire digital items (i.e., virtual goods) on the Roblox Platform, including but not limited to avatar features and virtual items and services.

In accordance with ASC 606, Revenue from Contracts with Customers, revenue is recognized when control of the service is transferred to the customer. The amount of revenue recognized reflects the consideration that we expect to be entitled to in exchange for these services. To achieve the core principle of this standard, we determine revenue recognition by:

•	identifying the contract, or contracts, with the customer;

•	identifying the performance obligations in the contract;

•	determining the transaction price;

•	allocating the transaction price to performance obligations in the contract; and

•	recognizing revenue when, or as, we satisfy performance obligations by transferring the promised services.

Payments from users are non-refundable and relate to non-cancellable contracts for a fixed price that specify our obligations. Revenue is recorded net of taxes assessed by a government authority that are both imposed on and concurrent with specific revenue transactions between us and our users and estimated chargebacks.

For the sale of Robux for which we receive consideration, we concluded that our obligation to our users is to continue to make available the virtual currency, associated virtual goods, and the online experience (which is collectively a single performance obligation comprised of an integrated and enhanced online experience) over the time period for which the user is estimated to access the Platform. Within the integrated and enhanced online experience we categorize the virtual goods that are part of the experience as either consumable or durable. Consumable virtual goods represent goods that can be consumed by a specific user action. Durable virtual goods represent virtual goods that are accessible to the player over an extended period. Because we do not have the ability to differentiate revenue attributable to durable virtual goods from consumable virtual goods and because the virtual goods are generally not tied to a particular game or experience within our platform, we recognize revenue on the sale of durable and consumable virtual goods within the Roblox Platform on a straight-line basis ratably over the average lifetime of a paying user, which is the period over which control of the online experience transfers to its users (i.e., when its users simultaneously receive and consume the benefit of its services).

As a result, we recognize revenue from the sale of Robux, or redemption of a prepaid card for Robux ratably over an average lifetime of a paying user, which is the period over which control of the online experience transfers to our users (i.e., when our users simultaneously receive and consume the benefit of our services). This estimate is calculated based on historical monthly retention data for each user cohort to project future participation on the Platform and is currently estimated to be 23 months.

Stock-Based Compensation

We measure stock-based compensation expense based on the estimated grant date fair value of the awards. We have granted certain awards, consisting primarily of stock option awards, that vest based upon a service condition. We account for forfeitures as they occur.

We estimate the fair value of stock options using the Black-Scholes option-pricing model and recognize expense on a straight-line basis over the requisite service period of the awards. The Black-Scholes option pricing model requires certain subjective inputs and assumptions, including the fair value of our common stock, the expected term, risk-free interest rates, expected stock price volatility, and expected dividend yield of our Class A common stock. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. These assumptions and estimates are as follows:

•

Fair value of Class A common stock—Because our Class A common stock is not yet publicly traded, we must estimate the fair value of Class A common stock, as discussed below in the section titled “Common Stock Valuations.”

•

Expected term—The expected term represents the period that our stock-based awards are expected to be outstanding. The expected term assumptions were determined based on the vesting terms, estimated exercise behavior, post-vesting cancellations and contractual lives of the awards.

•

Risk-free interest rates—The risk-free interest rate is based on the implied yields in effect at the time of the grant of U.S. Treasury notes with terms approximately equal to the expected term of the award.

•

Expected stock price volatility—We estimate the volatility of our Class A common stock on the date of grant based on the average historical stock price volatility of comparable publicly-traded companies in our industry group as there has been no public market for our Class A common stock to date.

•	Expected dividend yield—Our expected dividend yield is zero, as we have not paid and do not anticipate paying dividends on our common stock.

The following table summarizes the assumptions used in the Black-Scholes option-pricing model to determine the fair value of our stock options:

	December 31,		September 30, 2020
	2018	2019
Risk-free interest rate	2.5%—3.1%	1.5%—1.72%	0.5%—1.8%
Expected volatility	37.7%—40.8%	37.0%—40.8%	35.4%—39.8%
Dividend yield	—	—	—
Expected term (in years)	6	6—7	7
Fair value of common stock	$1.22—$3.35	$3.35—$4.01	$4.61—$7.92

Future stock-based compensation for unvested options granted and outstanding as of September 30, 2020 (unaudited) is $122.1 million to be recognized over a weighted-average remaining requisite service period of 3.3 years.

Common Stock Valuations

Given the absence of a public trading market for our common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors along with management exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of our common stock, including:

•	the prices at which we or other holders sold our common and convertible preferred stock to outside investors in arms-length transactions;

•	contemporaneous valuations performed by an unrelated third-party valuation firm;

•	our operating and financial performance;

•	the lack of marketability of our common stock;

•	the valuation of comparable companies;

•	the industry outlook;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions; and

•	the U.S. and global economic and capital market conditions and outlook.

We determine the fair value of our common stock using the most observable inputs available to us, including income approaches as well as recent sales of our stock. The income approach estimates the value of our business based on the future cash flows we expect to generate discounted to their present value using an appropriate discount rate to reflect the risk of achieving the expected cash flows.

We also considered any secondary transactions involving our capital stock. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, timing, whether the transactions occurred among willing and unrelated parties, and whether the transactions involved investors with access to our financial information.

During the year ended December 31, 2018 and nine months ended September 30, 2020, we recorded compensation expense of $25.2 million and $35.2 million, respectively, related to a tender offer conducted by the purchasers of Series F and Series G convertible preferred stock to acquire shares from employees, former employees, and other existing investors. This expense was recorded because the purchasers were affiliates of us and the tender offer was completed at a price in excess of the then-fair market value. In connection with the tender offer, we waived any rights of first refusal or transfer restrictions applicable to such shares. See Note 8 of the notes to our consolidated financial statements included elsewhere in this prospectus for more information.

Following the completion of this offering, the fair value of our Class A common stock will be based on the closing price as reported on the date of grant on the NYSE.

Recent Accounting Pronouncements

See Note 1 of the notes to our consolidated financial statements included elsewhere in this prospectus for more information.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

BUSINESS

Overview

The story of Roblox began in 1989 when our founders, David Baszucki and Erik Cassel, programmed a 2D simulated physics lab called Interactive Physics, which would later go on to influence our approach to building the groundwork for Roblox. Students across the world used Interactive Physics to see how two cars would crash, or how they could build destructible houses. In starting Roblox in 2004, we wanted to replicate the inspiration of imagination and creativity we saw in Interactive Physics on a much grander scale by ushering in a new category of human interaction that did not exist at that time.

An average of 36.2 million people from around the world come to Roblox every day to connect with friends. Together they play, learn, communicate, explore, and expand their friendships, all in 3D digital worlds that are entirely user-generated, built by our community of nearly 7 million active developers. We call this emerging category “human co-experience,” which we consider to be the new form of social interaction we envisioned back in 2004. Our platform is powered by user-generated content and draws inspiration from gaming, entertainment, social media, and even toys.

Some refer to our category as the metaverse, a term often used to describe the concept of persistent, shared, 3D virtual spaces in a virtual universe. The idea of a metaverse has been written about by futurists and science fiction authors for over 30 years. With the advent of increasingly powerful consumer computing devices, cloud computing, and high bandwidth internet connections, the concept of the metaverse is materializing.

Our Roblox human co-experience platform consists of the Roblox Client, the Roblox Studio, and the Roblox Cloud. Roblox Client is the application that allows users to explore 3D digital worlds. Roblox Studio is the toolset that allows developers and creators to build, publish, and operate 3D experiences and other content accessed with the Roblox Client. Roblox Cloud includes the services and infrastructure that power our human co-experience platform.

Our mission is to build a human co-experience platform that enables shared experiences among billions of users. We are constantly improving the ways in which the Roblox Platform supports shared experiences, ranging from how these experiences are built by an engaged community of developers to how they are enjoyed and safely accessed by users across the globe.

The Roblox Platform has a number of key characteristics:

•	Identity. All users have unique identities in the form of avatars that allow them to express themselves as whoever or whatever they want to be. These avatars are portable across experiences.

•	Friends. Users interact with friends, some of whom they know in the real world and others who they meet on Roblox.

•	Immersive. The experiences on Roblox are 3D and immersive. As we continue to improve the Roblox Platform, these experiences will become increasingly engaging and indistinguishable from the real world.

•

Anywhere.    Users, developers and creators on Roblox are from all over the world, including North America, Europe, South America, Asia, Australia and Africa. In 2019, we entered into a joint venture agreement with Songhua River Investment Limited, or Songhua, an affiliate of Tencent, to operate a Chinese version of the Roblox Platform that will be operated and published in China by Tencent under the name “Luobulesi.” Further, as of September 30, 2020 the Roblox Client operates on iOS, Android, PC, Mac, and Xbox, and supports VR experiences on PC using Oculus Rift, HTC Vive, and Valve Index headsets.

•

Low Friction.    It is simple to set up an account on Roblox, and free for users to enjoy experiences on the platform. Users can quickly traverse between and within experiences either on their own or with their friends. It is also easy for developers to build experiences and then publish them to the Roblox Cloud so that they are then accessible to users on the Roblox Client across all platforms. On behalf of the developers and creators, Roblox also provides critical services such as user acquisition, billing, collections, content moderation, translation, safety, regulatory compliance, and customer support. This makes it easier and simpler for even individual developers and creators and small studios to be successful developers and creators.

•

Variety of Content.    Roblox is a vast and expanding universe of developer and creator-built content. As of September 30, 2020, there were over 18 million experiences on Roblox, and in the twelve months ended September 30, 2020, over 12 million of these were experienced by our community. These ranged from experiences that simulate building and operating a theme park to adopting a pet, scuba diving, creating and playing your own superhero, and more. There are also millions of creator-built virtual items, such as hats, shirts, and pants, with which users can personalize their avatars and 3D virtual items, assets and sounds that creators can incorporate in experiences. Historically, Roblox has also created virtual items with which users can personalize their avatars. Our focus today and going forward, however, is on user-generated content.

•

Economy.    Roblox has a vibrant economy built on a currency called Robux. Users who choose to purchase Robux can spend the currency on experiences and on items for their avatar. Developers and creators earn Robux by building engaging experiences and compelling items that users want to purchase. Roblox enables developers and creators to convert Robux back into real-world currency.

•

Safety.    Multiple systems are integrated into the Roblox Platform to promote civility and ensure the safety of our users. These systems are designed to enforce real-world laws, and are designed to extend beyond minimum regulatory requirements.

Growth at Roblox has been driven primarily by a significant investment in technology and two mutually reinforcing network effects: content and social.

First, user-generated content, built by our community of developers and creators, powers our platform. As developers and creators build increasingly high-quality content, more users are attracted to our platform. The more users on our platform, the higher the engagement and the more attractive Roblox becomes to developers and creators. With more users, more Robux are spent on our platform, incentivizing developers and creators to design increasingly engaging content and encouraging new developers and creators to start building on our platform.

Second, our platform is social. When users join, they typically play with friends. This inspires them to invite more friends, who in turn, invite their friends, driving organic growth. The more friends that each of our users has playing together on the platform, the more valuable and engaging the platform becomes. This drives more users to our platform through word of mouth from their existing friends on the platform.

The Roblox Platform combines significant bookings and revenue with strong unit economics, free cash flow generation and high growth.

•	As of September 30, 2020, there were over 18 million experiences on Roblox, and in the twelve months ended September 30, 2020, over 12 million of these were experienced by our community.

•

Average daily active users, or DAUs, on Roblox grew 47%, from 12.0 million DAUs in 2018 to 17.6 million in 2019. DAUs grew 82%, from 17.1 million in the nine months ended September 30, 2019 to 31.1 million in the nine months ended September 30, 2020.

•

Hours engaged on Roblox grew 45%, from 9.4 billion in 2018 to 13.7 billion in 2019, and grew 122%, from 10.0 billion in the nine months ended September 30, 2019 to 22.2 billion in the nine months ended September 30, 2020.

•

Revenue grew 56%, from $312.8 million in 2018 to $488.2 million in 2019, and grew 68%, from $349.9 million in the nine months ended September 30, 2019 to $588.7 million in the nine months ended September 30, 2020.

•

Bookings grew 39%, from $499.0 million in 2018 to $694.3 million in 2019, and grew 171%, from $458.0 million in the nine months ended September 30, 2019 to $1,240.2 million in the nine months ended September 30, 2020.

•	Net loss was $97.2 million and $86.0 million in 2018 and 2019, respectively, and $46.3 million and $203.2 million in the nine months ended September 30, 2019 and September 30, 2020, respectively.

•

Net cash provided by operating activities was $101.0 million and $99.2 million in 2018 and 2019, respectively, and $62.6 million and $345.3 million in the nine months ended September 30, 2019 and September 30, 2020, respectively.

•	Free cash flow was $35.0 million and $14.5 million in 2018 and 2019, respectively and $6.0 million and $292.6 million in the nine months ended September 30, 2019 and September 30, 2020, respectively.

See the section titled “Selected Consolidated Financial and Other Data” for a reconciliation of each non-GAAP financial measure to the most directly comparable financial measure calculated in accordance with GAAP.

Our Community

Roblox is powered by user-generated content from our community of developers and creators who build immersive and engaging experiences found only on Roblox, as well as the vast majority of the items for customizing avatars. Upon signing up for Roblox, users personalize their avatars by selecting body types, clothes, and gear. Users are then free to immerse themselves in the millions of developer-built experiences. Developers and creators can earn our virtual currency, Robux, through microtransactions in their experiences, through engagement-based rewards, and by selling virtual items. Robux can be exchanged for real-world currency through our Developer Exchange Program. This ability to generate income encourages developers and creators to invest in more and better content that attracts more users. As users enjoy our platform with each other and invite more friends to Roblox, developers and creators attract larger audiences and are encouraged to create even more. Many users eventually become developers and creators, and nearly all developers and creators started as users.

Our Users

In the nine months ended September 30, 2020, 31.1 million average DAUs across over 180 countries enjoyed experiences on Roblox across mobile, desktop and console platforms. Our users are diversified across multiple dimensions, including age, geography, platform, and gender. Each day users can express themselves through their avatars, explore different worlds, and engage with others in the Roblox community. In the twelve months ended September 30, 2020, there were over 1,300 experiences that generated at least 1 million hours of engagement and nearly 250 experiences that generated 10 million hours of engagement or more. During the nine months ended September 30, 2020, users spent 22.2 billion hours engaged on the platform, or an average of 2.6 hours per daily active user each day. Over the same period, our users explored an average of over 20 different experiences on the Roblox Platform per month.

Global DAU = 31.1 million2

[1]	Platform breakdown determined by users’ sign up platform.
[2]	As of nine months ended September 30, 2020.

Our Developers and Creators

We offer users the ability to build engaging, immersive experiences that they can easily share with the Roblox community. Experiences refer to the various titles that can be enjoyed by our users in our platform. Users who create experiences are called developers and those who create avatar items are called creators. Developers can also build and sell custom tools and 3D models to help other developers create experiences. Collectively, our developers and creators contribute to our platform in three ways: by building experiences for users to enjoy, by building avatar items for users to acquire and express themselves with, and by building tools and 3D models for other developers and creators to utilize. In this way, our developers and creators enable us to offer a wide variety of experiences and cost-effectively crowd-source our experiences, marketplace content, and development environment. In the nine months ended September 30, 2020, we had nearly 7 million active developers across more than 170 countries who had either created or updated an experience on the platform. Our developer and creator community includes individuals with a wide spectrum of professional capabilities and team sizes, ranging from young students and independent hobbyists, all the way to full-time studios.

We measure the health and success of our developer and creator community based on their earnings and the user engagement in their experiences. As our platform has scaled, our monetizing developers and creators have enjoyed meaningful earnings expansion over time, reflecting the increasing monetization of our platform and driving a growing incentive for our developers and creators to continue to build high-quality content.

For the twelve months ended September 30, 2020, over 960,000 developers and creators earned Robux on the Roblox Platform, of which there were over 1,050 developers and creators that earned $10,000 or more and nearly 250 developers and creators that earned $100,000 or more in Robux. On an engagement basis, for the twelve months ended September 30, 2020, there were over 1,300 experiences that generated at least one million hours of engagement per year and over 17,000 experiences that generated ten thousand hours of engagement or more.

Reward and Experiences Breakdown

We invest in our developer and creator community by providing a comprehensive set of tools and services through Roblox Studio that enable them to easily build, publish, and monetize experiences. In addition, our developer relations function focuses on providing appropriate support for all developers and creators to ensure engagement and growth in our developer and creator community. This includes creating self-guided tutorials, managing and moderating our online developer and creator forums, and operating special programs for aspiring and top developers and creators such as our incubator program and our annual Roblox Developers Conference.

The investment in our developer and creator community has resulted in an ever-changing offering of diverse content for our users to explore and engage in. The chart below on the left shows the percentage of in-experience engagement within the top 1,000 experiences by month from September 1, 2019 to September 30, 2020. In the last twelve months, roughly 90% of our users’ in-experience engagement was distributed across the top 1,000 experiences. The bottom right chart shows the top 100 grossing experiences by month from January 1, 2015 to September 30, 2020. The color coding indicates the year in which each individual experience was created. Between January 1, 2015 and September 30, 2020, almost half of the highest grossing experiences were made in the prior two years and almost a third were made in the same year.

User Engagement in Top 1,000 Experiences	Top Grossing Experiences Over Time

Our Products and Technology

The Roblox Platform is the underlying technology and infrastructure that supports shared experiences for an average of 31.1 million daily active users. The platform is composed of three elements:

•	Roblox Client—The application that allows users to explore 3D digital worlds.

•	Roblox Studio—The toolset that allows developers and creators to build, publish, and operate 3D experiences and other content accessed with the Roblox Client.

•	Roblox Cloud—The services and infrastructure that power the human co-experience platform.

Since our founding, we have invested heavily in building the Roblox Platform, and 79% of our employees are dedicated to maintaining, improving, and expanding it. Here is how our technology supports the key characteristics of the Roblox Platform.

Identity

The Roblox avatar system allows users to create and personalize their unique 3D identities. Our avatar technology supports a wide variety of character styles, ranging from classic “blocky” avatars with minimal motion and unrealistic proportions, to highly detailed stylized avatars with human proportions and realistic movement.

The Roblox Client features the Avatar Editor, which enables users to manipulate the size and body shape of their avatars as well as equip their avatar with clothing, gear, animations, simulated gestures, or emotes, and other accessories from the Avatar Marketplace. Our avatar system allows users to attach practically any accessory to any avatar maximizing the combinatorial variety of avatar configurations supported by the platform. Users manipulate their avatar through a consistent set of controls for emotes, basic movement, and tap-to-move functionality which adapts to dynamically changing virtual environments. The Roblox client normalizes camera and avatar control inputs from different device form factors, including mobile, tablet, PC and game console to simplify the process of building multiplayer, multiplatform, and avatar-based experiences.

Within most experiences, avatars appear exactly how they were configured in the Avatar Editor, creating a sense of persistent identity. However, developers, when designing experiences, have the freedom to dynamically reconfigure all or part of the participating avatars to meet the specific needs of the developer’s virtual experience.

Friends

The Roblox Client allows users to connect through various means, including matching their phone and email, detecting nearby players, or simply meeting in 3D experiences. The social graph created by these connections is stored in the Roblox Cloud and requires mutual opt-in to avoid unwanted communications.

The social graph is central to human co-experience. When a user chooses to join an experience, the Roblox Cloud is designed to automatically place that user into the same virtual environment as others connected through the social graph. In addition, most experience developers allow users to purchase private servers that allow groups of friends to share an exclusive, invite-only instance of a 3D experience.

The Roblox Platform supports text-based chat among users sharing the same 3D experience and between users connected through the social graph. For safety, every message passes through filters that block personally identifiable information, or PII, profanity, and offensive language. Using advanced pattern matching and machine learning, our filters are constantly evolving. As of September 30, 2020, our filters processed over 2 billion messages per day.

Immersive

The Roblox Platform allows developers to build deeply immersive 3D environments where users can share synchronous experiences with others, independent of where they may be physically. The Roblox Client provides users with intuitive camera and input controls that are tuned for each device’s form factor. By abstracting these controls from developers, the process of building cross platform 3D experiences is greatly simplified.

Developers use Roblox Studio to easily build 3D experiences that are then rendered and simulated on the Roblox Platform. The Roblox Client leverages efficient low-level hardware-specific device APIs, such as Vulkan for Android devices and Metal for Apple devices, to efficiently render those experiences. Each experience combines thousands of meshes, textures, 3D models, and animations that are brought to life through techniques such as physically based rendering, dynamic shadowmap lighting, and fully 3D smooth voxelized terrain.

Each 3D experience is simulated in the Roblox Cloud with a custom physics engine built for rigid body and constraint-based physics. Using a combination of novel mathematical formulations and aggressive optimization, the engine can simulate a large number of complex mechanisms at high levels of fidelity. To achieve an optimal balance between latency, scale, and consistency, computations for the simulation are distributed across Roblox Clients and the Roblox Cloud.

Assets that make up the 3D experience are stored in a persistent tree hierarchy that is the foundation for collaborative editing and interactive multiplayer experiences. The hierarchy can be modified through APIs which serve as a powerful abstraction layer making it easy to create experiences that are consistent across all Roblox Clients, regardless of device type. During simulation, this data is dynamically replicated within the Roblox Cloud and selectively transmitted to Roblox Clients. The Roblox Client then constructs and renders its own view of the 3D experience.

Low Friction

The Roblox Platform gives users the ability to interact with experiences almost instantly, on most popular client devices, and from anywhere in the world over existing broadband and cellular networks. As of September 30, 2020, the Roblox Client operates on iOS, Android, PC, Mac, and Xbox, and supports VR experiences on PC using Oculus Rift, HTC Vive, and Valve Index headsets. With Roblox, developers can build an experience once and then expect that experience to operate consistently on all supported devices.

The Roblox Client is designed for the rapid movement of users between experiences. Almost immediately upon launching a new experience, the Roblox Client will begin simulating and rendering the virtual world using a partial representation of the environment at a low level of detail. As more and higher fidelity assets are received by the Roblox Client, the fidelity of the experience automatically improves.

Assets are delivered to the Roblox Client through geographically distributed content delivery networks. The Roblox Cloud determines the format, level of detail, and priority of each asset sent in order to optimize for the capabilities and bandwidth available to the client device. For large experiences, the Roblox Client can dynamically purge unnecessary assets from device memory, ensuring that a single large experience can be played simultaneously on different devices regardless of device memory capacity.

The Roblox Cloud is central to enabling low-latency, responsive gameplay within 3D environments having millions of concurrent players. When a user joins a 3D experience, the Roblox

Cloud assigns that user to a particular game instance based on, among other considerations, the user’s social graph, geographic location, spoken language, and age group. When the number of users in a given experience increases, the Roblox Cloud automatically spawns additional server instances necessary to support additional users. The platform optimally packs these instances onto physical servers and allocates compute resources based on the resource requirements of each instance. Developers can choose to allow up to 100 users within an instance, but may choose fewer to optimize their experience.

Developers have access to high-speed data stores in the Roblox Cloud where information about users and each simulated environment can be persisted. This, along with other services hosted in the Roblox Cloud, make it possible for a developer to build, launch, scale and monetize a 3D experience without any additional tools or services.

The majority of services operated by the Roblox Cloud are hosted in Roblox managed data centers. For some of our high-speed databases, scalable object storage, and message queuing services we leverage Amazon Web Services and, when additional compute resources are required, the Roblox Cloud can leverage Amazon EC2. All servers tasked with simulating the virtual environment and optimizing assets for Roblox Clients are owned by Roblox and operate from data centers widely distributed across 21 cities in North America, Asia, and Europe. Through geographic distribution, the Roblox Cloud is fault tolerant and prepared for disaster recovery. As of September 30, 2020, the Roblox Cloud uses over 18,000 servers and handles approximately 10 million requests per second.

Data centers in the Roblox Cloud are linked through a high-performance dedicated backbone network bypassing the public internet for server-to-server calls and we operate under an open peering policy where we have direct interconnection with Internet providers globally. Operating our own network maximizes performance and increases the immersiveness experienced by our users.

Variety of Content

Developers and creators build nearly all of the content for the Roblox Platform. Their efforts contribute to an expanding content library that includes over 18 million experiences and millions of items for the Avatar Marketplace as of September 30, 2020.

Developers build, publish, and operate 3D experiences with Roblox Studio, a suite of tools accessible to all skill levels, from novice to professional. Teams can work together using built-in access control management and collaborative editing. Once content is built, it can be replicated and shared across multiple experiences giving developers the ability to scale their efforts and make rapid updates.

In addition to constructing 3D objects and environments, developers can script complex behaviors into their virtual experience with Roblox Lua. Based on Lua, an interpreted light-weight programming language popular in the gaming industry, Roblox Lua adds an optional static type system and a highly optimized interpreter that maximizes performance on Roblox Clients and in the Roblox Cloud. Using scripts, developers can modify the environment, control object behavior, and create new ways for users to interact with the virtual environment. Within Roblox Studio, developers have access to a powerful script editor which supports autocomplete, debugging, and the ability to emulate the Roblox Client running on supported devices.

Developers can share their work with other developers through the Studio Marketplace. The Studio Marketplace drives collaboration within our developer community, accelerates creation of new experiences, and provides additional ways for developers to monetize their work. As of September 30, 2020, the Studio Marketplace contained over 30 million models, meshes, textures, scripts, audio clips, developer tools, and packaged combinations of these items.

Roblox provides developers with reference material, tutorials, community forums, and analytics to build their creations. Dev Hub includes reference material, API documentation, and tutorials for developers. Developer Forum is a private forum for qualified developers which provides insight on new features, community initiatives, recruitment opportunities, bug reporting, and direct engagement with the Roblox staff. Edu Hub provides content for educators, students, and parents who are using Roblox as a tool to learn coding, 3D design, and digital civility. All developers on Roblox have access to dashboards that show daily visits and earned Robux. For top developers we provide more robust reporting.

Within the Roblox Client, users find experiences through personalized content recommendations and search. Recommendations are based on past user behavior, the social graph, and basic demographic information collected at signup. An emphasis is always placed on experiences where someone you are connected with is present. The search engine automatically learns user intent, accounting for misspellings, slang, and multilingual queries.

Anywhere

The Roblox Platform serves a global audience. In the nine months ended September 30, 2020, developers from over 170 countries and users spanning over 180 countries accessed the platform.

Localization and compliance systems embedded within the Roblox Client and Roblox Cloud help to lower cultural barriers and enable our developers to meet regional requirements with little to no additional effort.

Developers can build experiences in their native language and then, using machine translation and advanced pattern recognition, the Roblox Cloud automatically translates those experiences into 11 languages including simplified Chinese, traditional Chinese, French, German, Indonesian, Italian, Japanese, Korean, Portuguese, Russian, and Spanish. Developers also have the ability to customize all or part of their translations if needed.

To meet an evolving global regulatory environment, the Roblox Client can adjust a user’s experience and available content based on their age, device type, current location and where the client application was obtained. This allows Roblox to dynamically apply relevant content filters, antiaddiction rules, payment limits, and parental consent requirements.

The localization and compliance systems are also central to Luobu, our joint venture with Songhua, which we believe will form the basis of growing our brand penetration in the China market once Tencent obtains a license to operate and publish Luobulesi. While Tencent is still working to obtain the required regulatory license to publish and operate Luobulesi in China, we believe the regulatory requirements specific to China will be met. In the meantime, Luobu is working towards creating a robust developer community in China. See the section titled “Risk Factors—We may not realize the benefits expected through our China joint venture and the joint venture could have adverse effects on our business.”

Economy

Roblox has a vibrant economy built on a currency called Robux, which can be purchased through the Roblox Client and Roblox website. Roblox works with multiple payment and gift card processors including Amazon, Apple, BlackHawk, ePay, Google, Incomm, PayPal, Vantiv, and Xsolla. Roblox relies on payment processor partners to store account information.

Users can also acquire Robux through a monthly subscription to Roblox Premium. With a subscription, users receive discounted Robux along with access to exclusive or discounted items in the Avatar Marketplace. Developers may also choose to offer additional benefits to active Premium subscribers in the form of discounted virtual merchandise or access to exclusive in-experience features.

Developers and creators earn Robux by selling access to virtual content. Developers can also earn Robux by for driving engagement of Premium subscribers through an engagement-based payout system. When Premium subscribers spend time in a developer’s experience, that developer earns a prorated share of the user’s monthly subscription fee. The payout system is designed to protect against fraud and computes a developer’s revenue share on a daily basis. Engagement-based payouts incentivize developers to invest in the engagement of their experiences.

Roblox allows developers and creators to convert earned Robux into the real-world currency of their choice through our Developer Exchange Program. All Developer Exchange Program requests are reviewed on a risk-based approach to mitigate fraud and money laundering. Developers and creators participating in the program are required to create an account with Tipalti, our partner which collects tax information, ensures regulatory compliance, and executes the payouts.

Safety

Multiple systems are integrated into the Roblox Platform to promote civility and ensure the safety of our users. These systems are designed to enforce our policies, protect users’ personal information, and abide by local laws. We leverage text-filtering, content moderation systems, and automated systems to proactively identify behaviors that may violate our policies.

Content submitted by developers and creators, including images, models, meshes, and audio, goes through a multi-step review process before appearing on the platform. Images are evaluated for Child Sexual Abuse Material, or CSAM, using PhotoDNA with flagged images automatically reported to the National Center for Missing and Exploited Children, or NCMEC. Audio files are scanned for IP infringement using Audible Magic. Finally, assets which have not already been flagged for removal are subject to a 100% human review policy. During the nine months ended September 30, 2020, our human review team evaluated over 68 million assets. Assets refer to images, meshes, audio files, and video files that developers upload to Roblox to include in their experiences.

When experiences are published or updated on the Roblox Platform, they are evaluated by a suite of tools that identify problematic language, potential bypasses to our chat filters, and content that falls outside our policies. A human review team is continuously operating to evaluate flagged experiences. The Roblox Platform includes a suite of anti-intruder technology leveraging machine learning, throttles, and circuit breakers to block automated bot attacks and mitigate the impact of humans who attempt to spam users and disrupt the service. We also leverage automated penetration testing, a bug bounty program, code threat assessments, and vulnerability to management tools to ensure the safety of our users and the platform.

Roblox operates a customer service portal that profiles self-help information along with ways to contact Roblox via email or from within the Roblox Client. In the nine months ended September 30, 2020, Roblox responded to over 9 million customer inquiries and had a human respond to all actionable safety issues generally within 10 minutes of their submission on average.

Safety and Digital Civility

We aspire to build a safe and civil online society. We have no tolerance on our platform for content or behavior that violates our rules. Safety and civility systems are built into our platform and apply to every experience. In many instances, our systems extend beyond minimum regulatory requirements.

Our platform is designed to comply with the Children’s Online Privacy Protection Act, or COPPA, and the General Data Protection Regulation, or GDPR, regulations. We work closely with regulators, authorities, and safety groups in many countries. We endeavor to promptly report any suspected child exploitation or abuse materials to the relevant authorities.

We partner with over 10 leading global organizations focused on child and internet safety, including the WePROTECT Global Alliance, the Internet Watch Foundation, or IWF, the UK Safer Internet Centre, Fair Play Alliance, Family Online Safety Institute, or FOSI, Connect Safely, and kidSAFE, among others. We are also a member of various organizations, such as UKIE and the Technology Coalition, with a goal of cross-industry collaboration, knowledge and technology exchange in areas of user safety, and child safety. For example, we worked with Microsoft on a cross-industry initiative to identify child safety issues. As a member of the Technology Coalition, we are committed to providing transparency and promoting child safety online. We continue to work diligently with other digital platforms to report bad actors and inappropriate content so that they can also take appropriate actions on their platforms.

Our Trust & Safety Systems

We use machine scanning and a dedicated team of human moderators to review content, including images, sound, and video, uploaded into our platform. Our advanced machine scanning algorithms also review and monitor communications that flow through Roblox to block and protect users from inappropriate behavior, such as questions about personal information and instructions on how to connect on less protective third-party chat applications. The algorithms in our chat filters are age-sensitive: they monitor both what users can say and see based on their ages.

Throughout our site and in-experience, we provide our users with the ability to report activity that they find objectionable. Users can also block or mute players with whom they don’t want to interact. We also provide parents with customizable parental controls to limit or disable online chat or to restrict access to a curated list of age-appropriate experiences.

As of September 30, 2020, we have a dedicated team and over 1,700 trust & safety agents protecting our users by focusing on detecting inappropriate content 24/7 through a combination of machine scanning and human moderation. We take swift action to address any content or developer or creator that violates our terms of use once detected. We have a Safety Advisory Board, made up of global industry experts that advise on the best practices to protect our community.

We continue to invest in technology and people to combat bad actors who attempt to undermine our efforts to connect millions of people. Our priority remains the safety and digital civility of our community.

The Roblox Economy

We support our developer and creator community by giving them the tools to build, publish, operate, and monetize content. Our economy enables developers and creators to generate income through Roblox. For the twelve months ended September 30, 2020, over 960,000 developers and creators earned Robux on the Roblox Platform, of which there were over 1,050 developers and creators that earned $10,000 or more and nearly 250 developers and creators that earned $100,000 or more in Robux.

Business Model

When users sign up for Roblox, they can create an avatar and explore the vast majority of our experiences for free, although the business model for any given experience is ultimately up to its developer. Most free experiences allow users to spend Robux by purchasing experience-specific enhancements. Users can also use Robux to purchase items such as clothing, accessories and emotes, from our Avatar Marketplace. Roblox retains a portion of every Robux transaction and distributes the rest to developers and creators.

How Users Purchase Robux

Users can purchase Robux in two ways, as one-time purchases or via Roblox Premium, a subscription service that is billed monthly and includes discounted Robux, access to exclusive in-experience benefits, exclusive and discounted marketplace items and the ability to buy, sell and trade certain Avatar items. Roblox accepts payments through app stores, credit cards, and prepaid cards. The average price for a Robux for the nine months ended September 30, 2020 was $0.01.

How Developers and Creators Earn Robux

We currently offer developers and creators four mechanisms to earn Robux:

•	sale of access to their experiences and enhancements in their experiences;

•	engagement-based payouts, which reward developers for the amount of time that Premium subscribers spend in their experiences;

•	sale of content and tools between developers; and

•	sale of items to users through the Avatar Marketplace.

As users purchase and subsequently spend Robux on Roblox, developers receive 70% of the Robux spent within their experiences and 70% of the Robux spent for items that appear in the Studio Marketplace. Creators receive 30% of the Robux spent for their items that appear in the Avatar Marketplace.

Earned Robux are deposited into the virtual accounts of the developers and creators, who can convert Robux into U.S. dollars at an exchange rate which is determined by Roblox in its sole discretion of 1 Robux to $0.0035 as of September 30, 2020 through our Developer Exchange Program. In the nine months ended September 30, 2020, developers and creators earned $209.2 million, up from $72.2 million in the nine months ended September 30, 2019.

Our developers and creators do not always cash out their Robux into real-world currency. Some choose to reinvest their Robux into developer tools from the Studio Marketplace, promote their experiences through our internal ad network, or spend the Robux as any other user would.

Our Growth Strategies

We believe that the Roblox Platform has the potential to transform how people express themselves, socialize, play, learn, work, and transact together around the world. We are focused on the following key growth strategies:

•

Platform Extension:    We are continually investing in the Roblox Platform, including significant investments in high fidelity avatars, more realistic experiences, 3D spatial audio technology, and other social features. These investments should enable Roblox to support human co-experience in the entertainment, learning and business markets. For example, developers will be able to build and host virtual concerts, classrooms, meetings and conferences on Roblox.

•

Age Demographic Expansion:    As a result of platform extension, developers, and creators are now able to build higher quality experiences and content that appeals to an older age demographic. We believe there is significant potential for us to increase our penetration and engagement across all age demographics. We ultimately aim to be a brand that serves all ages. An early sign of what is possible: our 17 to 24-year-old user age group grew faster than our core under 13 age group in the nine months ended September 30, 2020.

•

International Reach:    We believe there is significant potential for us to grow the global reach of our platform. We believe some of that will occur by the same organic, word of mouth user and developer growth that we have seen in markets like the U.S., Canada, and the United Kingdom. In addition, we are investing in technology that will also enhance our growth around the world. For example, we believe that features such as automated translation and built-in regional compliance will enable us to scale usage in global markets, allowing developers to publish in multiple languages and allowing users to communicate with each other even when they speak different languages. Further, we are addressing the opportunity in China through Luobu, a wholly-owned subsidiary of our joint venture with Songhua, an affiliate of Tencent Holdings Ltd.

•

Monetization:    We believe there is significant potential to increase monetization on our platform. First, we are actively working with our developer and creator community to help them improve their monetization. Second, we recently introduced our subscription service, Roblox Premium, which we believe will increase our conversion of our free users to paying users and the retention of our paying users. Finally, we expect to work with leading brands to build unique marketing opportunities on the Roblox Platform. To date, though we have not created meaningful monetization from marketing partnerships, each of Warner Bros Pictures, Netflix, NFL, WWE, Marvel, and FC Barcelona have introduced branded content on our platform.

Brand and Marketing

Our go-to-market approach is driven by the strength and continued enhancement of our brand, organic adoption across our user, creator and developer communities, and an influencer-based marketing strategy. We primarily rely on our owned and earned channels and word of mouth to drive user acquisition. This strategy has been integral to our growth to 31.1 million DAUs in the nine months ended September 30, 2020.

Users build a direct relationship with the Roblox brand by establishing a single identity and creating their social graph. Users are able to navigate across an integrated universe of experiences on our platform and engage on the platform with users in their social graph. We believe this approach helps to create a flywheel that brings new users to the platform, and promotes loyalty and engagement.

We have millions of experiences to choose from on Roblox, and developers continue to build new experiences on the platform and publish them daily. As experiences on the platform grow in popularity,

this success accrues to the Roblox brand and serves to draw in new audiences. Our approach is to amplify these experiences on both earned and owned channels which builds awareness and affinity for Roblox.

We believe safety is an integral and differentiating part of our brand. We have invested heavily in creating a safe and civil platform, which has allowed us to both grow and retain our user base.

We continue to enhance our brand through investment in products and experiences that complement those on our platform today. We have been active in leveraging our IP outside of the Roblox Platform through toys and branded apparel as a means to celebrate our users and further enhance our brand awareness. We have also launched entertainment partnerships to build brand awareness and drive engagement on the platform.

Highly Efficient Marketing Model

We operate a highly efficient marketing model. Our approach is almost entirely organic, with our user, creator and developer adoption driven by mutually reinforcing content and social network effects. We also leverage our influencer community to increase brand awareness and our reach across all age demographics.

Our People

As of September 30, 2020, we employed over 830 full time employees. In addition, we had over 1,700 trust & safety agents across the globe. In order to continue to evolve the Roblox Platform, we must continue to invest heavily in attracting and retaining key talent, especially those focused on product and engineering. we monitor our progress with human capital metrics such as turnover, time to fill open roles, ratio of internally developed talent to external hires, ratio of technical talent to overall employees and employee engagement. Our brand, market position, reputation for innovation, and developer and creator-centric culture support our ability to recruit best-in-class engineering talent. As of September 30, 2020, we had 659 employees in product and engineering functions, accounting for over 79%, and 15 of our employees are located outside of the U.S. In addition, we had 38 employees in China as part of our Luobu joint venture with Songhua as of September 30, 2020, 16 of which were in product and engineering functions.

We operate Roblox as a portfolio of small vision aligned teams. Each team maintains their own objectives, roadmap, and key performance indicators. Organizing this way maximizes accountability, creativity, and the number of leadership opportunities.

China Joint Venture

In February 2019, we entered into a joint venture agreement with Songhua, an affiliate of Tencent Holdings Ltd., a leading internet company in China and one of the world’s largest gaming companies, to create Roblox China Holding Corp. (in which we hold a 51% ownership interest and Songhua holds a 49% interest). The joint venture operates through a wholly-owned subsidiary based in Shenzhen, China, named Roblox (Shenzhen) Digital Science and Technology Co., Ltd and branded “Luobu.” Through Luobu, Roblox and Shenzhen Tencent Computer Systems Co. Ltd or Tencent, will work together with the goal of building a successful localized version of Roblox in China that will leverage the strength of each party. Tencent currently intends to publish and operate a localized version of the Roblox Platform as a game in China under the brand name “Luobulesi.” Prior to publishing Luobulesi, Tencent must receive a publishing license from the National Radio and Television Administration of the Chinese government that entails a review of the content of Luobulesi to confirm that such content is not in contravention with the requirements of Chinese law. This publishing license has not yet been issued and we do not have an expected issuance date for this license. Luobu has focused on creating opportunities for local Chinese developers to learn Roblox Studio for building and publishing experiences and content.

Our Values

We have embraced five core values since we founded Roblox:

•	Respect the Community. We put the needs of our community above our own.

•	Take the Long View. We incorporate our long-term goals in every decision.

•	Get Stuff Done. We have a bias toward action.

•	Self-Organize. We define our own path, aligned by a shared vision.

•	Own It. We own the outcome for which we are responsible.

Competition

We compete for both users, developers, and creators. We compete to attract and retain our users’ attention on the basis of our content and user experiences. We compete for users and their engagement hours with global technology leaders such as Amazon, Apple, Facebook, Google, Microsoft, and Tencent, global entertainment companies such as Comcast, Disney, and ViacomCBS, global gaming companies such as Activision Blizzard, Electronic Arts, Take-Two, Valve, Unity, and Zynga, online content platforms including Netflix, Spotify, and YouTube, as well as social platforms such as Facebook, Pinterest, and Snap. We are able to compete for these users based on our variety of content, personalized user experience, and various engaging and social features.

We rely on developers and creators to create the content that leads to and maintains user engagement (including maintaining the quality of experiences). We compete to attract and retain developers and creators by providing developers and creators the tools to easily build, publish, operate, and monetize content. We compete for developers, creators and engineering talent with gaming platforms such as Epic Games, Unity, and Valve Corporation, who provide developers and creators the ability to create or distribute interactive content. We are able to compete for these developers and creators because of our comprehensive offering to build, publish, and operate experiences on our platform, our free and easy-to-use technology, our broad user reach, our economic rewards system, our brand, our reputation for innovation, our developer and creator-centric culture, and our mission.

Security, Privacy, Data Protection and Regulatory Matters

We are subject to a number of U.S. federal and state and foreign laws and regulations that involve matters central to our business. These laws and regulations may involve privacy, data protection, security, rights of publicity, content regulation, intellectual property, competition, protection of minors, consumer protection, credit card processing, taxation, anti-bribery, anti-money laundering and corruption, economic or other trade prohibitions or sanctions or securities law compliance or other subjects. Many of these laws and regulations are still evolving and being tested in courts and could be interpreted and applied in a manner that is inconsistent from country to country or state to state and inconsistent with our current policies and practices and in ways that could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the new and rapidly evolving industry in which we operate. The costs of complying with these laws and regulations are high and likely to increase in the future, particularly as the degree of regulation increases, our business grows and our geographic scope expands. Further, the impact of these laws and regulations may disproportionately affect our business in comparison to our peers in the technology sector that have greater resources. Any failure on our part to comply with these laws and regulations may subject us to significant liabilities or penalties, or otherwise adversely affect our business, financial condition or operating results. It is imperative that we secure the creative assets, performance and user data that are critical to our business. We devote considerable resources to our security program and regularly test the security of our services with the intent to ensure that user assets are securely stored and separated. We make it easy for content developers and creators to securely build and distribute their content in our ecosystem.

We rely on a variety of statutory and common-law frameworks and defenses relevant to the content available on our service, including the Digital Millennium Copyright Act, or DMCA, the Communications Decency Act, or CDA, and the fair-use doctrine in the U.S., and the Electronic Commerce Directive in the EU. However, each of these statutes is subject to uncertain or evolving judicial interpretation and regulatory and legislative amendments. In addition, pending or recently adopted legislation in the EU may impose additional obligations or liability on us associated with content uploaded by users to our platform. If the rules, doctrines or currently available defenses change, if international jurisdictions refuse to apply protections similar to those that are currently available in the U.S. or the EU, or if a court were to disagree with our application of those rules to our service, we could be required to expend significant resources to try to comply with the new rules or incur liability, and our business, revenue and financial results could be harmed.

We are also subject to U.S. federal and state and foreign laws and regulations regarding privacy and data protection, including with respect to the storage, sharing, use, processing, transfer, disclosure, and protection of personal data. For example, the California Consumer Privacy Act, CCPA, went into effect on January 1, 2020. The CCPA requires covered companies to, among other things, provide new disclosures to California consumers, and afford such consumers new abilities to opt-out of the sale of personal information. Similar legislation has been proposed or adopted in other states. Aspects of the CCPA and these other state laws and regulations, as well as their enforcement, remain unclear, and we may be required to modify our practices in an effort to comply with them. In addition, foreign data protection, privacy, consumer protection, content regulation, and other laws and regulations also more restrictive and burdensome. For example, GDPR imposes stringent operational requirements for entities processing personal information and significant penalties for non-compliance. Under GDPR, fines up to 20 million Euros up or up to 4% of the annual global revenues of the infringer, whichever is greater, can be imposed for violations. In addition, in July 2020, the European Court of Justice struck down the EU-Swiss Privacy Shield program, which was used by 5,000 companies to transfer data from the EU to the U.S. The court ruling also suggested that the proprietary of Standard Contractual Clauses, which are an alternate method of data transfer from the EU to the U.S., may be challenged in the future.

Children’s privacy has also been a focus of recent enforcement activity and subjects our business to potential liability that could adversely affect our business, financial condition or operating results. The Federal Trade Commission and state attorneys in the U.S. general have in recent years increased enforcement of COPPA, which requires companies to obtain parental consent before collecting personal information from children under the age of 13. In addition, the GDPR prohibits certain processing of the personal information of children under the age of 13-16 (depending on the country) without parental consent. The CCPA requires companies to obtain the consent of children in California under the age of 16 (or parental consent for children under the age of 13) before selling their personal information. Although we take reasonable efforts to comply with these laws and regulations, we may in the future face claims under COPPA, the GDPR, the CCPA or other laws relating to children’s privacy. There are also a number of legislative proposals pending before the U.S. Congress, various state legislative bodies and foreign governments concerning content regulation and data protection that could affect us if enacted in the future.

We take a variety of technical and organizational security measures and other measures designed to protect our data, including data pertaining to our users, employees and business partners. Despite measures we put in place, we may be unable to anticipate or prevent unauthorized access to such data.

Non-compliance with any applicable laws and regulations could result in penalties or significant legal liability. Although we take reasonable efforts to comply with all applicable laws and regulations, there can be no assurance that we will not be subject to regulatory action, including fines, in the event of an incident. We or our third-party service providers could be adversely affected if legislation or regulations are expanded to require changes in our or our third-party service providers’ business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our or our third-party service providers’ business, results of operations, or financial condition.

Government authorities outside the U.S. may also seek to restrict access to or block our service, prohibit or block the hosting of certain content available through our service or impose other restrictions that may affect the accessibility or usability of our service in that country for a period of time or even indefinitely. In addition, some countries have enacted laws that allow websites to be blocked for hosting certain types of content or may require websites to remove certain restricted content.

Our privacy policy and terms and conditions of use describe our practices concerning the use, transmission, and disclosure of user information and are posted on our website. For additional information, please see the sections titled “Risk Factors—Risks Related to Our Business Generally—If the security of our platform is compromised, it could compromise our and our users’, developers’, and creators’ proprietary information, disrupt our internal operations and harm public perception of our platform, which could cause our business and reputation to suffer,” “Risk Factors—Risks Related to Our Business Generally—We anticipate that our ongoing efforts related to privacy, safety, security, and content review will identify additional instances of misuse of user data or other undesirable activity by third parties on our platform” and “Risk Factors—Risks Related to Government Regulations—Because we store, process, and use data, some of which contains personal information, we are subject to complex and evolving federal, state, and international laws and regulations regarding privacy, data protection, content, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in investigations, claims, changes to our business practices, increased cost of operations, and declines in user growth, retention, or engagement, any of which could significantly harm our business.”

Intellectual Property

Our intellectual property is an important aspect of our business, and our success depends in part on our ability to enforce and defend our intellectual property rights. We rely on a combination of patents, copyrights, trademarks, trade secrets, know-how, license agreements, contractual provisions, non-disclosure agreements, employee non-disclosure and invention assignment agreements, and confidentiality procedures to establish and protect our intellectual property rights. In addition to the protection provided by our intellectual property rights, we maintain a policy requiring our employees, consultants, and other third parties to enter into confidentiality and proprietary rights agreements to control access to our intellectual property.

As of September 30, 2020, we owned more than 45 U.S. patents relating to aspects of our actual or contemplated operations and technologies. Our issued patents are scheduled to expire between 2025 and 2039. We also had more than 70 pending patent applications in the U.S. and abroad. There can be no assurance that each of our patent applications will result in the issuance of a patent. In addition, any resulting issued patents may have claims narrower than those in our patent applications.

We seek to protect our proprietary inventions relevant to our business through patent protection; however, we are not dependent on any particular patent or application for the operation of our business.

We have registered “Roblox,” “Robux” and our corporate logo as trademarks in the U.S. and other jurisdictions. In total, we are the registered holder of over 280 trademarks and have over 135 trademark applications in the U.S. and foreign countries as of September 30, 2020. There can be no assurance that each of our trademark applications will result in the issuance of a trademark or that each resulting trademark registration will be able to be maintained. As of September 30, 2020, we were the registered holder of over 270 domestic and international domain names. We continually monitor the registration of our domain names, trademarks, and service marks in the U.S. and in certain locations outside the U.S.

Despite our efforts, we may not be able to obtain or maintain sufficient protection for or successfully enforce our intellectual property. Any current and future patents, trademarks and other intellectual property or other proprietary rights we own or license, or otherwise have a right to use may be contested, circumvented or found unenforceable or invalid. Our existing and future patents, copyrights, trademarks, trade secrets, domain names and other intellectual property rights may not provide us with competitive advantages, distinguish our products from those of our competitors or prevent competitors from launching comparable products. We may also be dependent on third-party content, technology and intellectual property in connection with our business. Further, we may not be able to prevent third parties from infringing, diluting or otherwise misappropriating or violating our intellectual property rights, and we may face challenges to the validity or enforceability of our intellectual property rights. We cannot guarantee that our business does not and will not infringe or misappropriate the rights of third parties. We are presently involved in intellectual property lawsuits, and expect to continue to face allegations from third parties, including our competitors and “non-practicing entities,” that we have infringed or otherwise violated their intellectual property rights. While we do not anticipate that these lawsuits will have a materially adverse impact on our business, financial condition or operating results, there can be no guarantee that such current or future lawsuits will not have a materially adverse impact on us. Further, certain federal statutes in the U.S. may apply to us with respect to various activities of our users, including the Digital Millennium Copyright Act, or the DMCA, provides immunity from monetary damages for online service providers such as us from, among other things, infringing content uploaded to our platform by our users provided we comply with certain statutory requirements. The immunity is part of a statutory safe harbor. To enjoy the benefits of the safe harbor and be immune from monetary damages for infringing content uploaded by our users, we have to register a designated agent with the U.S. Copyright Office and maintain that filing on a periodic basis with the U.S. Copyright Office. We must also expeditiously remove any infringing content upon acquiring actual knowledge of such infringement or, in the absence of actual knowledge, if we become aware of facts or circumstances from which infringing activity is apparent. We must also adopt and reasonably implement, and inform users of our platform, of a policy that provides for the termination in appropriate circumstances of users who are repeat infringers of the copyrights of third parties. If we fail to comply with the conditions for qualifying for safe harbor protection, we may be subject to monetary damages for infringing content on our platform. The damages for copyright infringement can range from $750 to $30,000 per work infringed and, in the case of willful infringement, up to $150,000 per work infringed. Alternatively, copyright owners could seek to recover their actual damages and the Company’s profits. As we host millions of user uploaded works, the Company could be subject to significant damages claims if we are determined not to comply with the DMCA safe harbors. Intellectual property disputes are common in our sector and, as we face increasing competition or grow our business, there is an ongoing risk that we may become involved in additional legal disputes involving intellectual property claims. In addition to the protection provided by our intellectual property rights, we maintain a policy requiring our employees, consultants, and other third parties to enter into confidentiality and proprietary rights agreements to control access to our intellectual property.

For additional information on risks relating to intellectual property, please see the sections titled “Risk Factors—Risks Related to Intellectual Property—Claims by others that we infringe their proprietary technology or other rights could harm our business,” “Risk Factors—Risks Related to Intellectual Property—Failure to protect or enforce our intellectual property rights or the costs involved in such enforcement would harm our business,” and “Risk Factors—Risks Related to Intellectual Property—We use open source software on our platform and in connection with certain experiences on our platform, which may pose particular risks to our proprietary software and could have a negative impact on our business.”

Facilities

Our corporate headquarters, consisting of approximately 300,000 square feet of office space in San Mateo, California, is leased through 2029. We lease additional office space in the U.S. in Virginia and internationally in Canada. We also operate several data centers in the U.S. in Georgia, Illinois, New Jersey, Texas, Virginia and Washington and around the world including in France, Germany, Hong Kong, Japan, Poland, Singapore, The Netherlands, and the United Kingdom pursuant to various lease agreements.

We intend to procure additional space as we add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any expansion of our operations.

Legal Proceedings

From time to time we are subject to actual or threatened legal proceedings, claims, investigations and government inquiries arising in the ordinary course of business, including legal proceedings, claims, investigations and government inquiries involving intellectual property, data privacy and data protection, privacy and other torts, illegal or objectionable content, consumer protection, securities, employment, contractual rights, civil rights infringement, false or misleading advertising, or other legal claims relating to content or information that is provided to us or published or made available on our service. This risk is enhanced in certain jurisdictions outside of the U.S. where our protection from liability for content published on our platform by third parties may be unclear and where we may be less protected under local laws than we are in the U.S. Based on our current knowledge, we believe that the amount or range of reasonably possible losses will not, either individually or in the aggregate, have a material adverse effect on our business, results of operations, cash flows or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees. The results of any litigation cannot be predicted with certainty, and an unfavorable resolution in any legal proceedings could materially affect our future business, results of operations, or financial condition. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs (including unfavorable preliminary or interim rulings), diversion of management resources, and other factors.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of October 31, 2020:

Name	Age	Position(s)
Executive Officers:
David Baszucki	57	Founder, President, Chief Executive Officer and Chair of the board of directors
Craig Donato	55	Chief Business Officer
Michael Guthrie	55	Chief Financial Officer
Barbara Messing	49	Chief Marketing Officer
Mark Reinstra	55	General Counsel
Daniel Sturman	51	Chief Technology Officer

Non-Employee Directors:
Gregory Baszucki	55	Director
Christopher Carvalho(1)(2)(3)	54	Director
Anthony P. Lee(1)(2)(3)	50	Lead Independent Director
Andrea Wong(1)(2)(3)	54	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Executive Officers

David Baszucki.    Mr. Baszucki has served as our Founder, President, Chief Executive Officer and member of our board of directors since March 2004. From July 1989 until December 1998, Mr. Baszucki served in various positions at Knowledge Revolution, a developer of 2D and 3D motion simulation software, which was acquired in December 1998 by MSC Software Corporation, a software company that specializes in simulation software, and which was acquired by Hexagon AB, a global technology group focused on precision measuring technologies, in February 2017. Between December 1998 and December 2000, Mr. Baszucki served in various positions at MSC Software Corporation, most recently as General Manager. Mr. Baszucki holds an BS in Electrical Engineering from Stanford University.

We believe that Mr. Baszucki is qualified to serve on our board of directors because of the perspective and experience he brings as our President, Chief Executive Officer and Founder.

Craig Donato.    Mr. Donato has served as our Chief Business Officer since December 2016. Prior to joining us, he served as Vice President of Business Development at Nextdoor.com, a social network service for neighborhoods, from September 2015 to December 2016. Between February 2013 and June 2015, he served as Vice President of Social for QVC, Inc., an online retail shopping platform. Between June 2005 and February 2013, he served as co-founder and Chief Executive Officer of Oodle, Inc., an online platform for buyers and sellers which was acquired by QVC in February 2015. Mr. Donato holds an MBA from the Stanford University Graduate School of Business and a BS in Electrical Engineering from Virginia Tech.

Michael Guthrie.    Mr. Guthrie has served as our Chief Financial Officer since February 2018. Prior to joining us, he served as Chief Financial Officer of TrueCar, Inc., an automotive pricing and information website, from January 2012 to February 2018. Earlier in his career, Mr. Guthrie was a principal in the private equity firms TPG Ventures and Garnett & Helfrich Capital, and was an investment banker at Credit Suisse First Boston. Mr. Guthrie holds a BA in Economics from the University of Virginia and an MBA from the Stanford University Graduate School of Business.

Barbara Messing.    Ms. Messing has served as our Chief Marketing Officer since August 2020. From August 2018 to August 2019, Ms. Messing served as Senior Vice President, Chief Marketing Officer of Walmart US, a company engaged in retail and wholesale operations. Between February 2011 and April 2018, Ms. Messing served as Vice President and Chief Marketing Officer, and later Senior Vice President and Chief Marketing Officer, for TripAdvisor, Inc., an online travel company. Between April 2002 and February 2011, she served in a number of management positions at Hotwire.com, an Internet-based travel agency, including Vice President of Customer Experience and Vice President and General Manager, Travel Ticker. Ms. Messing received her BA from Northwestern University and her JD from Stanford Law School. Ms. Messing is currently a member of the board of directors of Overstock.com, Inc., an internet retailer, Diamond Resorts International, a timeshare company, and she previously served on the board of directors of XO Group, Inc. (NYSE: XOXO), a media and technology company providing content, tools, products and services for couples planning weddings, which merged with WeddingWire in December 2018, and also served on the board of directors of Mashable LLC, a global, multi-platform media and entertainment company, through its acquisition in 2017.

Mark Reinstra.    Mr. Reinstra has served as our General Counsel since December 2019. Between June 1994 and December 2019, Mr. Reinstra was a practicing attorney with Wilson Sonsini Goodrich & Rosati, P.C., our outside corporate law firm, most recently as a member of the firm. He holds a JD from Stanford University Law School and BS in Industrial Engineering from the University of Wisconsin-Madison.

Daniel Sturman.    Mr. Sturman has served as our Chief Technology Officer since January 2020. Between January 2019 and January 2020, Mr. Sturman served as an advisor and consultant to several privately-held companies. He served as Senior Vice President of Engineering and Support at Cloudera, Inc., an enterprise data cloud company between June 2015 and January 2019. From April 2007 to October 2014, he served as Engineering Director and between October 2014 and May 2015, as Vice President of Engineering for Google, Inc., a multinational technology company specializing in internet-related services and products. From July 1996 to March 2007, he served in various capacities with IBM Corporation, a multinational technology company, most recently as Director of the engineering department. He holds a Ph.D. and an MS in Computer Science from the University of Illinois at Urbana-Champaign and a BS in Computer Science from Cornell University.

Non-Employee Directors

Gregory Baszucki.    Mr. Baszucki has been a member of our board of directors since February 2008. Mr. Baszucki is the Chief Executive Officer of Wheelhouse Enterprises, Inc., a marketplace for buyers and sellers of business software and has served as such since its founding in January 2009 and has served as a Co-Founder of FounderPartners, a closely held partnership which builds and invests in capital efficient mobile, Internet and software companies since January 2013. Prior to the founding of Wheelhouse Enterprises and FounderPartners, Mr. Baszucki founded and served as President of Dealix Corporation, an online automotive sales company between November 1998 and November 2006. Mr. Baszucki currently serves a member of the boards of directors of several private companies. Mr. Baszucki holds a Bachelors in Electrical Engineering from University of Minnesota-Twin Cities.

We believe that Mr. Baszucki is qualified to serve on our board of directors because of his significant knowledge of and history with our company, his executive leadership experience, his extensive experience as an entrepreneur, and his experience as a current and former director of many companies.

Christopher Carvalho.    Mr. Carvalho has been a member of our board of directors since December 2015. Since January 2014 to the present, Mr. Carvalho serves as a member of the board of directors and as an advisor to several private gaming and entertainment companies. Between January 2010 and December 2013, Mr. Carvalho served as Chief Operating Officer of Kabam Games, Inc., a developer of online computer games. From June 2008 to October 2010, he served as Vice President and General Manager of SmartyCard, a division of Gazillion Entertainment, a developer of online computer games which was dissolved in November 2017. Between January 1999 and June 2008, Mr. Carvalho served in several capacities with Lucasfilm Ltd., a film and entertainment company, including as the head of Business Development. Between May 2017 and August 2019, Mr. Carvalho served as a member of the board of directors of G5 Entertainment AB, a publicly traded Swedish gaming company. Mr. Carvalho also serves as a member of the board of directors of several private companies. Mr. Carvalho serves on the board of Modern Times Group MTG AB, a publicly traded Swedish company. Mr. Carvalho holds an MBA from the University of California, Los Angeles Anderson School of Management and he was a sports broadcaster at KALX FM and a BS in Business Administration from the University of California, Berkeley, Haas School of Business.

We believe that Mr. Carvalho is qualified to serve on our board of directors because of his executive level experience in online gaming, his general experience with and knowledge of the industry in which we operate, and his experience as a current and former director of many companies.

Anthony P. Lee.    Mr. Lee has been a member of our board of directors since February 2008, and was appointed as our Lead Independent Director in October 2020. He joined Altos Ventures in May 2000. He is currently a Vice President of Altos Ventures Management, Inc., which manages a family of international, technology-focused venture capital funds. He is a managing director of each fund. In addition, Mr. Lee currently serves on the board of directors of several private companies and non-profit organizations. He holds an AB in Politics from Princeton University and an MBA from the Stanford University Graduate School of Business.

We believe that Mr. Lee is qualified to serve on our board of directors because of his significant knowledge of and history with our company and his experience as a seasoned investor and current and former director of many companies.

Andrea Wong.    Ms. Wong has served as a member of our board of directors since August 2020. Ms. Wong has served on the board of Hudson Pacific Properties since August 2017. From September 2011 to March 2017, Ms. Wong served as President, International Production for Sony Pictures Television and President, International for Sony Pictures Entertainment. From April 2007 to April 2010, she served as President and Chief Executive Officer of Lifetime Entertainment Services. Ms. Wong served in various positions with ABC, Inc., a subsidiary of The Walt Disney Company, from August 1993 to March 2007, most recently as Executive Vice President, Alternative Series, Specials and Late Night. Ms. Wong serves as a member of the board of directors of Hudson Pacific Properties Inc., a real estate investment trust and Oaktree Acquisition Corp II, a blank check company. Ms. Wong also serves as a member of the board of directors and as a member of the compensation committee of Liberty Media Corporation, an owner and operator of various media, communications and entertainment businesses and Qurate Retail, Inc., an owner and operator of various digital commerce businesses. Ms. Wong previously served as a director of Social Capital Hedosophia Holdings Corp., a blank check company and Hudson’s Bay Company, a Canadian retail company. Ms. Wong holds a BS in electrical engineering from the Massachusetts Institute of Technology and an MBA from the Stanford University Graduate School of Business.

We believe that Ms. Wong is qualified to serve on our board of directors because of her extensive background in media programming across a variety of platforms, her executive leadership experience with the management and operation of companies in the entertainment sector, and her experience as a current and former director of many companies.

Family Relationships

David Baszucki, our Founder, President, Chief Executive Officer and Chair of our board of directors and Gregory Baszucki, one of our directors, are brothers. There are no other family relationships among any of our executive officers or directors.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of five directors. Pursuant to our current certificate of incorporation and voting agreement, our current directors were elected as follows:

•	Mr. David Baszucki was elected as the designee nominated by the holders of Class A common stock;

•	Mr. Gregory Baszucki was elected as the designee nominated by the holders of Series A convertible preferred stock and Series B convertible preferred stock;

•	Mr. Lee was elected as the designee nominated by the holders of Series D convertible preferred stock;

•	Mr. Carvalho was elected as the designee nominated by the holders of Series D-1 convertible preferred stock; and

•	Ms. Wong was elected as the designee nominated by unanimous consent of the other directors.

Our voting agreement will terminate and the provisions of our current certificate of incorporation by which our directors were elected will be amended and restated in connection with our adoption of an amended and restated certification of incorporation that will become effective immediately prior to the completion of this offering. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective shortly following the effectiveness of the registration statement of which this prospectus forms a part. Each of our current directors will continue to serve as a director until the election and qualification of their successor, or until their earlier death, resignation or removal.

Classified Board of Directors

We will adopt an amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering. Our amended and restated certificate of incorporation will provide that, immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be Anthony P. Lee and Andrea Wong, and their terms will expire at the annual meeting of stockholders to be held in 2021;

•	the Class II director will be Christopher Carvalho, and his term will expire at the annual meeting of stockholders to be held in 2022; and

•	the Class III directors will be David Baszucki and Gregory Baszucki, and their terms will expire at the annual meeting of stockholders to be held in 2023.

Each director’s term will continue until the election and qualification of their successor, or their earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. The classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning their background, employment and affiliations, our board of directors has determined that Messrs. Carvalho and Lee and Ms. Wong do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the NYSE. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Lead Independent Director

Our Board of Directors has adopted corporate governance guidelines that provide that one of our independent directors should serve as our Lead Independent Director if the Chair is not independent. Our Board of Directors has appointed Anthony P. Lee to serve as our Lead Independent Director. As Lead Independent Director, Mr. Lee will preside over periodic meetings of our independent directors, serve as a liaison between our Chair and our independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of the Board of Directors

Our board of directors has established an audit committee and will establish a compensation committee and nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit Committee

Following the completion of this offering, our audit committee will consist of Christopher Carvalho, Anthony P. Lee and Andrea Wong, with Mr. Carvalho serving as Chairperson, and each of whom will meet the requirements for independence under the listing standards of the NYSE and SEC rules and regulations. Each member of our audit committee will also meet the financial literacy and sophistication requirements of the listing standards of the NYSE. In addition, our board of directors has determined that each of Mr. Carvalho and Mr. Lee is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Following the completion of this offering, our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•

discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end results of operations;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review our policies on risk assessment and risk management;

•	review related party transactions; and

•	approve or, as required, pre-approve, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE.

Compensation Committee

Following the completion of this offering, our compensation committee will consist of Christopher Carvalho, Anthony P. Lee and Andrea Wong, with Ms. Wong serving as Chairperson, and each of whom will meet the requirements for independence under the listing standards of the NYSE and SEC rules and regulations. Each member of our compensation committee will also be a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, or Rule 16b-3. Following the completion of this offering, our compensation committee will, among other things:

•	review, approve and determine, or make recommendations to our board of directors regarding, the compensation of our executive officers;

•	administer our equity compensation plans;

•	review and approve and make recommendations to our board of directors regarding incentive compensation and equity compensation plans; and

•	establish and review general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE.

Nominating and Corporate Governance Committee

Following the completion of this offering, our nominating and corporate governance committee will consist of Christopher Carvalho, Anthony P. Lee and Andrea Wong, with Mr. Lee serving as Chairperson, and each of whom will meet the requirements for independence under the listing standards of the NYSE and SEC rules and regulations. Following the completion of this offering, our nominating and corporate governance committee will, among other things:

•	identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluate the performance of our board of directors and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the NYSE.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee. See the section titled “Certain Relationships and Related Party Transactions” for information about related party transactions involving members of our compensation committee or their affiliates.

Non-Employee Director Compensation

Our employee director, Mr. David Baszucki, has not received any compensation for his service as a director for the year ended December 31, 2019. The compensation received by Mr. Baszucki as an employee is set forth in the section titled “Executive Compensation—Summary Compensation Table.” Our non-employee directors did not receive any compensation in 2019. The following table lists all outstanding equity awards held by non-executive officer directors as of December 31, 2019:

Name	Grant Date	Number of Shares Underlying Option Awards	Option Exercise Price ($)	Option Expiration Date
Gregory Baszucki(1)	7/20/16	1,168,650	0.07	7/20/26
Christopher Carvalho(2)	12/15/15	2,337,310	0.06	12/15/25
Anthony P. Lee	—	—	—	—
Andrea Wong(3)	—	—	—	—

(1)

Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2004 Plan and a stock option agreement thereunder. The shares subject to the stock option vest in 60 monthly installments beginning on July 20, 2016. If a merger or change in control of the Company occurs before vesting, the unvested portion of the stock option shall become immediately exercisable. Amount reflects a 2-to-1 forward stock split effected following December 31, 2019. Please see the section below titled “Employee Benefit and Stock Plans—2004 Incentive Stock Plan” for additional information.

(2)

Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2004 Plan and a stock option agreement thereunder. The shares subject to the stock option vest in 60 monthly installments beginning on December 15, 2015. If a merger or change in control of the Company occurs before vesting, the unvested portion of the stock option shall become immediately exercisable. Amount reflects a 2-to-1 forward stock split effected following December 31, 2019. Please see the section below titled “Employee Benefit and Stock Plans—2004 Incentive Stock Plan” for additional information.

(3)

Ms. Wong was appointed to our board of directors in August 2020. On August 31, 2020, Ms. Wong received an option to purchase 30,000 shares of Class A common stock at an exercise price of $5.21 per share. The shares subject to the stock option vest in 36 monthly installments beginning on September 1, 2020.

Prior to the completion of this offering, we did not have a formal policy with respect to compensation payable to our non-employee directors for service as directors. From time to time, we have granted equity awards to certain non-employee directors to entice them to join our board of directors or for their continued service on our board of directors. We have also reimbursed our directors for expenses associated with attending meetings of our board of directors. We expect to adopt an outside director compensation policy that provides for compensation payable to our non-employee directors following this offering.

EXECUTIVE COMPENSATION

Our named executive officers, consisting of our principal executive officer and the next two most highly compensated executive officers, for the year ended December 31, 2019, were:

•	David Baszucki, our Founder, President, Chief Executive Officer and Chair of our board of directors;

•	Craig Donato, our Chief Business Officer; and

•	Mark Reinstra, our General Counsel.

Summary Compensation Table

The following table provides information regarding compensation paid to our named executive officers for the year ended December 31, 2019:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)		Non- Equity Incentive Plan Compensation ($)	Non- Qualified Deferred Comp. Earnings ($)	All Other Compensation ($)(2)	Total ($)
David Baszucki, Founder, President and Chief Executive Officer(3)	2019	$500,000	$—	$—	$3,979,938	(4)	$—	$—	$64,016	$4,543,954

Craig Donato, Chief Business Officer	2019	$440,000	$—	$—	$606,090		$—	$—	$11,200	$1,057,290

Mark Reinstra, General Counsel(5)	2019	$33,750	$—	$—	$1,624,400		$—	$—	$—	$1,658,150

(1)

The amount reported represents the aggregate grant-date fair value of the stock options, calculated in accordance with ASU No. 2016-09 “Compensation—Stock Compensation (Topic 718),” or ASC 718. Such grant-date fair value does not take into account any estimated forfeitures related to vesting conditions. The assumptions used in calculating the grant-date fair value of the stock options reported in this column are set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” These amounts do not reflect the actual economic value that may be realized by the named executive officer.

(2)

For Mr. Baszucki, the amount includes office and computer supplies, non-capitalized software and licenses, non-capitalized computer equipment and materials, telephone, Internet, and email services, $51,468 in travel related expenses, and $11,200 in matching contributions to our 401(k) plan. For Mr. Donato, the amount includes matching contributions to our 401(k) plan.

(3)	Mr. Baszucki is also the Chair of our board of directors but does not receive any additional compensation in his capacity as a director.
(4)	The amount reported includes the incremental fair value resulting from the modification of certain options in 2019. Please see “Amendment to Certain Stock Options” below for additional information.
(5)

Mr. Reinstra joined us in December 2019 at an annual salary rate of $450,000 and therefore his salary set forth in the table above was prorated for the portion of 2019 in which he was employed with us.

Outstanding Equity Awards at 2019 Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2019:

Name	Options						Stock Awards
	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
David Baszucki	8/09/11	(1)	4,181,150	—	0.0363	8/09/21
	3/21/16	(2)	5,174,631	110,099	0.0759	3/21/26
	10/20/17	(3)	786,540	854,936	0.53	10/19/27
	1/23/19	(4)	572,916	1,927,084	3.345	1/22/29
Craig Donato	11/22/16	(5)	658,531	935,325	0.165	11/22/26
	11/15/18	(6)	108,332	291,668	3.345	11/15/28
	12/21/19	(7)	6,250	293,750	3.405	12/21/29
Mark Reinstra	12/9/19	(8)	—	800,000	3.405	12/9/29

(1)

Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2004 Plan and a stock option agreement thereunder. Amount reflects a 2-to-1 forward stock split effected following December 31, 2019.

(2)

Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2004 Plan and a stock option agreement thereunder. The shares subject to the stock option vest in 48 monthly installments beginning on January 1, 2016, subject to continued service to us as of each vesting date. Amount reflects a 2-to-1 forward stock split effected following December 31, 2019.

(3)

Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2017 Plan and a stock option agreement thereunder. The shares subject to the stock option vest in 48 monthly installments beginning on January 1, 2018, subject to continued service to us as of each vesting date. If a merger or change in control of the Company occurs before vesting, the unvested portion of the stock option shall become immediately exercisable. Please see the section below titled “Employee Benefit and Stock Plans—Amended and Restated 2017 Equity Incentive Plan” for additional information. Amount reflects a 2-to-1 forward stock split effected following December 31, 2019.

(4)

Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2017 Plan and a stock option agreement thereunder. The shares subject to the stock option vest in 48 monthly installments beginning on January 1, 2019, subject to continued service to us as of each vesting date. Amount reflects a 2-to-1 forward stock split effected following December 31, 2019.

(5)

Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2004 Plan and a stock option agreement thereunder. 1/4th of the shares subject to the stock option vested on December 12, 2017, and 1/48th of the shares vest in equal monthly installments thereafter, subject to continued service to us as of each vesting date. Amount reflects a 2-to-1 forward stock split effected following December 31, 2019.

(6)

Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2017 Plan and a stock option agreement thereunder. The shares subject to the stock option vest in 48 monthly installments beginning on November 22, 2018, subject to continued service to us as of each vesting date. Amount reflects a 2-to-1 forward stock split effected following December 31, 2019.

(7)

Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2017 Plan and a stock option agreement thereunder. The shares subject to the stock option vest in 48 monthly installments beginning on November 22, 2019, subject to continued service to us as of each vesting date. Amount reflects a 2-to-1 forward stock split effected following December 31, 2019.

(8)

Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2017 Plan and a stock option agreement thereunder. 1/4th of the shares subject to the stock option vest on December 4, 2020, and 1/48th of the shares vest in equal monthly installments thereafter, subject to continued service to us as of each vesting date. Amount reflects a 2-to-1 forward stock split effected following December 31, 2019.

Amendment to Certain Stock Options

In 2019, as part of a general offer open to all holders of then-outstanding options, each option held by Mr. Baszucki was amended to extend the post-termination exercise period of the applicable option upon a termination of service. As amended, upon a termination of service, the then-vested portion of the amended option will remain exercisable for three years following the option holder’s termination of service, subject to earlier termination upon the original expiration date of the amended option or as provided in the 2004 Plan or the 2017 Plan, as applicable.

Executive Employment Agreements

David Baszucki

Prior to the completion of this offering, we intend to enter into a confirmatory employment letter agreement with Mr. Baszucki. The letter agreement is not expected to have a specific term and will provide that Mr. Baszucki is an at-will employee. Mr. Baszucki’s current annual base salary is $500,000.

Craig Donato

Prior to the completion of this offering, we intend to enter into a confirmatory employment letter agreement with Mr. Donato. The letter agreement is not expected to have a specific term and will provide that Mr. Donato is an at-will employee. Mr. Donato’s current annual base salary is $550,000.

Mark Reinstra

Prior to the completion of this offering, we intend to enter into a confirmatory employment letter agreement with Mr. Reinstra. The letter agreement is not expected to have a specific term and will provide that Mr. Reinstra is an at-will employee. Mr. Reinstra’s current annual base salary is $500,000.

Potential Payments upon Termination or Change in Control

Prior to completion of this offering, we expect to enter into a change in control severance agreement with each of our named executive officers that provides for the severance and change in control benefits as described below. Each change in control severance agreement will supersede any prior agreement or arrangement the named executive officer may have had with us that provides for severance and/or change in control payments or benefits.

Each change in control severance agreement will terminate on the date that all of the obligations of the parties to the change in control severance agreement have been satisfied.

If a named executive officer’s employment is terminated outside the period beginning three months before a change in control and ending 12 months following a change in control, or the change in control period, either (i) by us (or any of our subsidiaries) without “cause” (and other than by reason of death or disability) or (ii) by the named executive officer for “good reason” (as such terms are defined in the named executive officer’s change in control severance agreement), the named executive officer will receive the following benefits if he or she timely signs and does not revoke a release of claims in our favor:

•

a lump-sum payment equal to 12 months (or, in the case of Mr. Baszucki, 18 months) of the named executive officer’s annual base salary as in effect immediately prior to such termination (or if such termination is due to a resignation for good reason based on a material reduction in base salary, then as in effect immediately prior to the reduction); and

•	payment of premiums for coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or COBRA, for the named executive officer and the named executive officer’s eligible dependents, if any, for up to 12 months (or, in the case of Mr. Baszucki, 18 months), or taxable monthly payments for the equivalent period in the event payment of the COBRA premiums would violate, or be subject to an excise tax under, applicable law.

If, within the change in control period, the named executive officer’s employment is terminated either (i) by us (or any of our subsidiaries) without cause (and other than by reason of death or disability) or (ii) by the named executive officer for good reason, the named executive officer will receive the following benefits if the named executive officer timely signs and does not revoke a release of claims in our favor:

•

a lump-sum payment, less applicable withholdings, equal to the sum of (x) 18 months (or, in the case of Mr. Baszucki, 24 months) of the executive’s annual base salary as in effect immediately prior to such termination (or if such termination is due to a resignation for good reason based on a material reduction in base salary, then as in effect immediately prior to the reduction or if greater, at the level in effect immediately prior to the change in control) and (y) a pro-rated portion of 100% of the executive’s target annual bonus as in effect for the fiscal year in which the termination occurs, with such pro-ration based on the number of days that have elapsed from the start of the fiscal year in which the termination occurs and the termination date;

•

payment of premiums for coverage under COBRA for the named executive officer and the named executive officer’s eligible dependents, if any, for up to 12 months (or, in the case of Mr. Baszucki, 18 months), or taxable monthly payments for the equivalent period in the event payment of the COBRA premiums would violate, or be subject to an excise tax under, applicable law; and

•

100% accelerated vesting and exercisability (as applicable) of all outstanding equity awards and, in the case of an equity award with performance-based vesting unless otherwise specified in the applicable equity award agreement governing such award, all performance goals and other vesting criteria generally will be deemed achieved at 100% of target levels.

If any of the amounts provided for under these change in control severance agreements or otherwise payable to our named executive officers would constitute “parachute payments” within the meaning of Section 280G of the Code and could be subject to the related excise tax, the named executive officer would be entitled to receive either full payment of benefits under his or her change in control severance agreement or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the named executive officer. The change in control severance agreements do not require us to provide any tax gross-up payments.

Employee Benefit and Stock Plans

2020 Equity Incentive Plan

Prior to the completion of this offering, our 2020 Plan is expected to be adopted by our board of directors and approved by our stockholders. We expect that our 2020 Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. Our 2020 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, or RSUs, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants. We expect that our 2017 Plan will terminate immediately prior to the effectiveness of our 2020 Plan with respect to the grant of future awards.

Authorized Shares

Subject to the adjustment provisions of and the automatic increase described in our 2020 Plan, a total of                shares of our Class A common stock will be reserved for issuance pursuant to our 2020 Plan. In addition, subject to the adjustment provisions of our 2020 Plan, the shares reserved for issuance under our 2020 Plan also will include (i) any shares reserved but unissued pursuant to any awards granted under our 2017 Plan as of immediately prior to the time our 2020 Plan becomes effective and (ii) any shares subject to stock options, RSUs or similar awards granted under our 2017 Plan and 2004 Plan that, on or after the effective date of the 2020 Plan, expire or otherwise terminate without having been exercised or issued in full, are tendered to or withheld by us for payment of an exercise price or for tax withholding obligations, or are forfeited to or repurchased by us due to failure to vest (provided that the maximum number of shares that may be added to our 2020 Plan pursuant to (i) and (ii) is                shares). Subject to the adjustment provisions of the 2020 Plan, the number of shares available for issuance under our 2020 Plan will also include an annual increase on the first day of each fiscal year beginning with the                fiscal year, in an amount equal to the least of:

•	shares of Class A common stock;

•	percent of the outstanding shares of our Class A common stock and Class B common stock on the last day of our immediately preceding fiscal year; and

•	such number of shares of our Class A common stock as the administrator may determine.

If an award granted under the 2020 Plan expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program or, with respect to restricted stock, RSUs, performance units or performance shares, is forfeited to or repurchased by, us due to failure to vest, then the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) which were subject thereto will become available for future grant or sale under the 2020 Plan (unless the 2020 Plan has terminated). With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2020 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2020 Plan (unless the 2020 Plan has terminated). Shares that have actually been issued under the 2020 Plan under any award will not be returned to the 2020 Plan, however, shares issued pursuant to awards of restricted stock, RSUs, performance shares or performance units that are repurchased or forfeited to us due to failure to vest will become available for future grant under the 2020 Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2020 Plan. To the extent an award is paid out in cash rather than shares, the cash payment will not result in a reduction in the number of shares available for issuance under the 2020 Plan.

Plan Administration

Our board of directors or one or more committees appointed by our board of directors will administer our 2020 Plan. The compensation committee of our board of directors is expected to administer our 2020 Plan. In addition, if we determine it is desirable to qualify transactions under our 2020 Plan as exempt under Rule 16b-3 of the Exchange Act, such transactions will be structured with the intent that they satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2020 Plan, the administrator has the power to administer our 2020 Plan and make all determinations deemed necessary or advisable for administering the 2020 Plan, including, but not limited to, the power to determine the fair market value of our Class A common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreement for use under the 2020 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which the awards may be exercised, any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of our 2020 Plan and awards granted under it, prescribe, amend and rescind rules and regulations relating to our 2020 Plan, including creating sub-plans, and modify or amend each award, including, but not limited to, the discretionary authority to extend the post-termination exercisability period of awards (provided that no option or stock appreciation right will be extended past its original maximum term), temporarily suspend the exercisability of an award if the administrator deems such suspension to be necessary or appropriate for administrative purposes and to allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator may institute and determine the terms of an exchange program under which (i) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash, (ii)participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator, or (iii) the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, determinations, and interpretations are final and binding on all participants.

Stock Options

Stock options may be granted under our 2020 Plan in such amounts as the administrator will determine in accordance with the terms of the 2020 Plan. The exercise price of options granted under our 2020 Plan must at least be equal to the fair market value of our Class A common stock on the date of grant. The term of an option will be stated in the award agreement, and in the case of an incentive stock option, may not exceed 10 years. With respect to any participant who owns stock representing more than 10% of the total combined voting power of all classes of our outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After a participant ceases to provide service as an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her award agreement. In the absence of a specified time in an award agreement, if the cessation of service is due to death or disability, the option will remain exercisable for 12 months. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the cessation of service. An option may not be exercised later than the expiration of its term. Subject to the provisions of our 2020 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights

Stock appreciation rights may be granted under our 2020 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our Class A common stock between the exercise date and the date of grant. Stock appreciation rights will expire upon the date determined by the administrator and set forth in the award agreement. After a participant ceases to provide service as an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her award agreement. In the absence of a specified time in an award agreement, if the cessation of service is due to death or disability, the stock appreciation rights will remain exercisable for 12 months. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the cessation of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2020 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash, shares of our Class A common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock

Restricted stock may be granted under our 2020 Plan. Restricted stock awards are grants of shares of our Class A common stock that vest in accordance with terms and conditions established by the administrator (if any). The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2020 Plan, will determine any terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units

RSUs may be granted under our 2020 Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our Class A common stock. Subject to the provisions of our 2020 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned RSUs in the form of cash, in shares or in some combination thereof. Notwithstanding the foregoing, the administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

Performance Units and Performance Shares

Performance units and performance shares may be granted under our 2020 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting provisions in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based upon the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator on or prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our Class A common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Non-Employee Directors

Our 2020 Plan will provide that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under our 2020 Plan. In order to provide a maximum limit on the awards that can be made to our non-employee directors, our 2020 Plan will provide that in any given fiscal year, a non-employee director may not be paid, issued, or granted equity awards (including awards issued under the 2020 Plan) with an aggregate value (the value of which will be based on their grant-date fair value (including awards issued under the 2020 Plan) with an aggregate value (the value of which will be based on their grant-date fair value determined in accordance with GAAP) and any other compensation (including without limitation any cash retainers or fees) that, in the aggregate, exceed $                , excluding awards or other compensation paid or provided to him or her as a consultant or employee). The maximum limits do not reflect the intended size of any potential grants or a commitment to make grants to our non-employee directors under our 2020 Plan in the future.

Non-Transferability of Awards

Unless the administrator provides otherwise, our 2020 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under our 2020 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2020 Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in our 2020 Plan.

Dissolution or Liquidation

In the event of our proposed dissolution or liquidation or dissolution, the administrator will notify participants as soon as practicable prior to the effective date of such proposed transaction and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control

Our 2020 Plan provides that in the event of our merger with or into another corporation or entity or a change in control (as defined in our 2020 Plan), each outstanding award will be treated as the administrator determines, including, without limitation, that (i) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (ii) upon written notice to a participant, that the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control; (iii) outstanding awards will vest and become exercisable, realizable or payable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control; (iv) (A) the termination of an award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by us without payment), or (B) the replacement of such award with other rights or property selected by the administrator in its sole discretion; or (v) any combination of the foregoing. The administrator will not be obligated to treat similarly all awards, all awards a participant holds, all awards of the same type or all portions of awards.

In the event that the successor corporation does not assume or substitute for the award (or portions thereof), the participant will fully vest in and have the right to exercise all of his or her or outstanding options and stock appreciation rights (or portions thereof) that is not assumed or substituted for, all restrictions on restricted stock, RSUs, performance shares and performance units (or portions thereof) not assumed or substituted for will lapse, and, with respect to such awards with performance-based vesting (or portions thereof) not assumed or substituted for, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, in all cases, unless specifically provided otherwise under the applicable award agreement or other written agreement between participant and us or any parent or subsidiary. Additionally, in the event an option or stock appreciation right (or portions thereof) is not assumed or substituted in the event of a merger or change in control, the administrator will notify the participant in writing or electronically that the option or stock appreciation right (or its applicable portion), as applicable, will be exercisable for a period of time determined by the administrator in its sole discretion, and the option or stock appreciation right (or its applicable portion), as applicable, will terminate upon the expiration of such period.

With respect to awards granted to an outside director, in the event of a change in control, the outside director’s options and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock and RSUs will lapse and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, in all cases, unless specifically provided otherwise under the applicable award agreement or other written agreement between participant and us or any parent or subsidiary.

Clawback

Awards will be subject to any clawback policy of ours, and the administrator also may specify in an award agreement that the participant’s rights, payments and/or benefits with respect to an award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement or reacquisition upon the occurrence of certain specified events. The administrator may require a participant to forfeit, return or reimburse us all or a portion of the award and any amounts paid under the award pursuant to the terms of the clawback policy or applicable laws.

Amendment and Termination

The administrator has the authority to amend, alter, suspend or terminate our 2020 Plan provided such action does not impair the existing rights of any participant. Our 2020 Plan automatically will terminate in 2030, unless we terminate it sooner.

Amended and Restated 2017 Equity Incentive Plan

In January 2017, our board of directors adopted, and our stockholders approved, our 2017 Plan. Our 2017 Plan was most recently amended and restated in February 2020. Our 2017 Plan permits the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, and RSUs to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Our 2017 Plan will be terminated in connection with this offering, and accordingly, no shares will be available for issuance under the 2017 Plan following the completion of this offering. Our 2017 Plan will continue to govern outstanding awards granted thereunder.

As of September 30, 2020, options to purchase 83,413,887 shares of our Class A common stock remained outstanding. The options outstanding as of September 30, 2020, had a weighted-average exercise price of $3.07 per share.

Plan Administration

Our board of directors or one or more committees of directors or of other individuals appointed by our board of directors (the administrator) administers our 2017 Plan. Subject to the provisions of our 2017 Plan, our administrator has the power to administer the plan, including but not limited to, the power to construe and interpret the terms of our 2017 Plan and awards granted under it, to prescribe, amend and rescind rules and regulations relating to our 2017 Plan, including creating sub-plans, and to determine the terms and conditions of the awards, including the exercise price, the number of shares of our Class A common stock subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. Our administrator also has the authority to amend existing awards, including the power to extend the post-termination exercisability period of awards and to extend the maximum term of an option and to allow participants to defer the receipt of the payment of cash or the delivery of shares that otherwise would be due to such participant under an award. The administrator also has the authority to institute and determine the terms and conditions of an exchange program under which outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type and/or cash, participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator and/or the exercise price of an outstanding award is reduced or increased. The administrator will make all other determinations our administrator deems necessary or advisable for administering the 2017 Plan. The administrator’s decisions, determinations and interpretations will be final and binding on all participants and any other holders of awards and will be given the maximum deference permitted by applicable law.

Options

Stock options may be granted under our 2017 Plan. The exercise price of options granted under our 2017 Plan must at least be equal to the fair market value of our Class A common stock on the date of grant. The term of an option may not exceed 10 years, except that with respect to incentive stock options granted to any participant who, at the time of grant, owns stock representing more than 10% of the total combined voting power of all classes of our outstanding stock or the stock of any parent or subsidiary, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. If a participant ceases to be a service provider, the participant may exercise his or her option for the period of time as specified in the applicable option agreement. If termination is due to death or disability, the option generally will remain exercisable for at least six months. In all other cases, the option will generally remain exercisable for at least 30 days. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of our 2017 Plan, the administrator determines the other terms of options. Beginning in August 2019, the administrator has provided that options granted under the 2017 Plan will remain exercisable for three years after a participant ceases to be a service provider (subject to the earlier termination of the option on its original expiration date).

Stock Appreciation Rights

Stock appreciation rights may be granted under our 2017 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our Class A common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding

10 years. If a participant ceases to be a service provider he or she may exercise his or her stock appreciation right for the period of time stated in his or her award agreement. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2017 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our Class A common stock, or a combination thereof, except that the per share exercise price for the shares of our Class A common stock to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock

Restricted stock may be granted under our 2017 Plan. Restricted stock awards are grants of shares of our Class A common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any participant and, subject to the provisions of our 2017 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions for lapse of the restriction on the shares it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to the restriction, unless the administrator provides otherwise. Shares of restricted stock as to which the restrictions have not lapsed are subject to our right of repurchase or forfeiture.

Restricted Stock Units

RSUs may be granted under our 2017 Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our Class A common stock. Subject to the provisions of our 2017 Plan and the individual award agreement, the administrator determines the terms, conditions and restrictions related to the RSUs, including the vesting criteria, which, depending on the extent to which the criteria are met, will determine the number of RSUs that will be paid to a participant. The administrator may set vesting criteria based upon the achievement of company-wide, business unit, or individual goals (including, but not limited to, continued employment or service), or any other basis determined by the administrator in its discretion.

Upon meeting the applicable vesting criteria, a participant holding an award of RSUs is entitled to receive a payout as determined by the administrator. At any time after the grant of RSUs, the administrator may, in its sole discretion, reduce or waive any vesting criteria that must be met to receive a payout. Payment of earned RSUs will be made as soon as practicable after the date(s) determined by the administrator and set forth in the award agreement. Earned RSUs generally will be settled in shares unless otherwise determined by the administrator in accordance with our 2017 Plan. On the date set forth in the award agreement, all unearned RSUs will be forfeited to us.

Non-Transferability of Awards

Unless determined otherwise by the administrator, awards may not be sold, pledged, assigned, hypothecated, or otherwise transferred in any manner other than by will or by the laws of descent and distribution, and may be exercised, during the lifetime of the participant, only by the participant.

Certain Adjustments

In the event that any dividend or other distribution (whether in the form of cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or our other securities, or other change in our corporate structure affecting the shares occurs, the administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2017 Plan, will adjust the number and class of shares that may be delivered under our 2017 Plan and/or the number, class and price of shares covered by each outstanding award.

Dissolution of Liquidation

In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable prior to the effective date of such proposed transaction and, to the extent not previously exercised, all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control

Our 2017 Plan provides that in the event of a merger or change in control, as defined under the 2017 Plan, each outstanding award will be treated as the administrator determines, including, without limitation, that (i) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation with appropriate adjustments as to the number and kind of shares and prices; (ii) upon written notice, awards will be terminated upon or immediately prior to the consummation of such merger or change in control; (iii) outstanding awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an award will lapse, in whole or in part prior to or upon consummation of such merger or change in control, and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control; (iv) awards will be terminated in exchange for an amount of cash and/or property or awards will be replaced with other rights or property selected by the administrator in its sole discretion; or (v) any combination of the foregoing. In taking any of the actions permitted by the 2017 Plan, the administrator will not be obligated to treat all awards, all awards held by a participant or all awards of the same type, similarly. If a successor corporation does not assume or substitute an equivalent award for any outstanding award (or portion thereof), then such award will fully vest, all restrictions on the shares subject to such award will lapse, all performance goals or other vesting criteria applicable to the shares subject to such award will be deemed achieved at 100% of target levels and all of the shares subject to such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If an option or stock appreciation right becomes fully vested and exercisable in connection with a change in control due to the successor corporation’s refusal to assume or substitute for the award, the administrator will notify the applicable participant in writing or electronically that the award will be exercisable for a period of time determined by the administrator and the option or stock appreciation right will terminate upon the expiration of such period.

Amendment; Termination

Our board of directors has the authority to amend, alter, suspend or terminate the 2017 Plan, provided such action will not impair the existing rights of any participant, unless mutually agreed to in writing between the participant and the administrator. As noted above, upon completion of this offering, our 2017 Plan will be terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

2004 Incentive Stock Plan

Our board of directors adopted, and our stockholders approved, our 2004 Plan in April 2004. Our 2004 Plan allowed for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options and Class A common stock purchase rights to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Our 2004 Plan was terminated in connection with the adoption of the 2017 Plan, and accordingly, no shares are available for issuance under the 2004 Plan except with respect to awards that had been granted prior to its termination. Our 2004 Plan will continue to govern outstanding awards granted thereunder. As of September 30, 2020, options to purchase 17,926,865 shares of our Class A common stock remained outstanding under our 2004 Plan. The options outstanding as of September 30, 2020 had a weighted-average exercise price of $0.091 per share.

Plan Administration

Our board of directors or a committee of directors or of other individuals appointed by the board of directors (the administrator) administers our 2004 Plan. The administrator has the power to construe and interpret the terms of our 2004 Plan and awards granted under it, to prescribe, amend and rescind rules and regulations relating to our 2004 Plan, including rules and regulations relating to sub-plans, and to determine the terms and conditions of the awards, including the exercise price, the number of shares of our Class A common stock subject to each such award, any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding awards or the shares relating thereto. The administrator also has the authority to determine the terms and conditions of an exchange program under which (i) outstanding options are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash; (ii) option holders would have the opportunity to transfer any outstanding options to a financial institution or other person or entity selected by the administrator; and/or (iii) the exercise price of an outstanding option is reduced or increased. The administrator will determine the terms and conditions of any exchange program in its sole discretion. All decisions, interpretations and other actions of the administrator are final and binding on all participants in the 2004 Plan.

Options

Prior to its termination, stock options could be granted under our 2004 Plan. The exercise price per share of all incentive stock options must have equaled at least 100% of the fair market value per share of our Class A common stock on the date of grant, as determined by the administrator and the exercise price per share of all nonstatutory stock options must have equaled at least 85% of the fair market value per share of our Class A common stock on the date of grant, as determined by the administrator. The term of a stock option may not exceed 10 years. With respect to any participant who owned stock representing more than 10% of the voting power of all classes of our outstanding stock or the stock of any parent or subsidiary on the grant date, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price per share of such incentive stock option or nonstatutory stock option must have equaled at least 110% of the fair market value per share of our Class A common stock on the date of grant, as determined by the administrator. Except in the case of options granted to officers, directors and consultants, options will become exercisable at a rate of no less than 20% per year over five years from the date the options are granted. The administrator determines the terms and conditions of options.

If a participant ceases to be a service provider, he or she may exercise his or her option for the period of time as specified in the applicable option agreement. If termination is due to death or disability, the option generally will remain exercisable for at least six months. In all other cases, the option will generally remain exercisable for at least 30 days. However, an option generally may not be exercised later than the expiration of its term.

Stock Purchase Rights

Prior to its termination, shares of our Class A common stock could be granted under our 2004 Plan as a purchasable award. The shares may be subject to a repurchase option, whereby we may repurchase any shares that remain unvested at the time of a participant’s termination. The repurchase option will lapse at such rate as the administrator may determine. The administrator determines the terms and conditions of stock purchase rights.

Transferability of Awards

Unless determined otherwise by the administrator, awards may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the participant, only by the participant.

Certain Adjustments

In the event that any dividend or other distributions (whether in the form of cash, shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares or other of our securities, or other change in our corporate structure occurs, the administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2004 Plan, will adjust the number and class of shares that may be delivered under our 2004 Plan and/or the number, class and price of shares covered by each outstanding award.

Dissolution or Liquidation

In the event of our proposed dissolution or liquidation, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, outstanding awards will terminate immediately prior to the consummation of such proposed action.

Merger or Change in Control

Our 2004 Plan provides that, in the event that we are a party to a merger or change in control, outstanding options and stock purchase rights will be assumed or substituted by the successor corporation or a parent or subsidiary thereof. In the event the successor corporation refuses to assume or substitute for the option or stock purchase right, then the participant will fully vest in and have the right to exercise the option or stock purchase right as to all of the shares subject to the award. If an option or stock purchase right becomes fully vested and exercisable in connection with a change in control due to the successor corporation’s refusal to assume or substitute for the award, the administrator will notify the participant in writing or electronically that the option or stock purchase right will be fully vested and exercisable for a period of 15 days from the date of the notice, and the award will terminate upon expiration of such period.

Amendment; Termination

Our board of directors may amend, alter, suspend or terminate our 2004 Plan at any time, provided that such action does not impair a participant’s rights under outstanding awards without such participant’s written consent. As noted above, our 2004 Plan has been terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

2020 Employee Stock Purchase Plan

Prior to the effectiveness of this offering, our board of directors intends to adopt, and we expect our stockholders will approve, our ESPP . Our ESPP will be effective upon the effective date of our registration statement relating to this offering.

Authorized Shares

Subject to the adjustment provisions of our ESPP, a total of                shares of our Class A common stock will be available for sale under our ESPP. In addition, subject to the adjustment provisions of our ESPP, our ESPP will also provide for annual increases in the number of shares of our Class A common stock that will be available for sale under our ESPP also includes an annual increase on the first day of each fiscal year beginning with the                fiscal year, equal to the least of:

•	shares of our Class A common stock;

•	percent of the outstanding shares of our Class A common stock and Class B common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as the administrator may determine.

Plan Administration

Our compensation committee is expected to administer our ESPP, and have full but non-exclusive authority to interpret the terms of our ESPP and determine eligibility to participate, subject to the conditions of our ESPP, as described below. The administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, to delegate ministerial duties to any of our employees, to designate separate offerings under the ESPP, to designate our subsidiaries and affiliates as participating in the ESPP, to determine eligibility, to adjudicate all disputed claims filed under the ESPP and to establish such procedures that it deems necessary or advisable for the administration of the ESPP, including, but not limited to, adopting such procedures and sub-plans as are necessary or appropriate to permit participation in the ESPP by employees who are foreign nationals or employed outside the U.S. The administrator’s findings, decisions and determinations are final and binding on all participants to the full extent permitted by law.

Eligibility

Generally, all of our employees will be eligible to participate if they are employed by us, or any participating subsidiary, 20 hours per week and more than five months in any calendar year.

However, an employee may not be granted rights to purchase shares of our Class A common stock under our ESPP if such employee:

•	immediately after the grant would own capital stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•

holds rights to purchase shares of our Class A common stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of shares of our Class A common stock for each calendar year in which such option is outstanding at any time.

Offering Periods and Purchase Periods

Our ESPP will include a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in our ESPP. Our ESPP will provide for consecutive, overlapping                -month offering periods. The offering periods will be scheduled to start on the first trading day on or after                and                of each year, except for the first offering period which will commence on the first trading day on or after the effective date of the registration statement of which this prospectus forms a part and will end on the first trading day on or after                , and the second offering period will commence on the first trading day on or

after                . Each offering period will include purchase periods, which, unless the administrator provides otherwise, will be a period of approximately six months commencing with one exercise date and ending with the next exercise date.

Contributions

Our ESPP will permit participants to purchase shares of our Class A common stock through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of up to                % of their eligible compensation. A participant may purchase a maximum of                shares of our Class A common stock during a purchase period.

Exercise of Purchase Right

Amounts contributed and accumulated by the participant will be used to purchase shares of our Class A common stock at the end of each six month purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of our Class A common stock on the first trading day of each offering period or on the exercise date. If the fair market value of our Class A common stock on the exercise date is less than the fair market value on the first trading day of the offering period, participants will be withdrawn from the current offering period following their purchase of shares of our Class A common stock on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our Class A common stock. Participation ends automatically upon termination of employment with us.

Non-Transferability

A participant may not transfer rights granted under our ESPP. If the compensation committee permits the transfer of rights, it may only be done by will, the laws of descent and distribution or as otherwise provided under our ESPP.

Dissolution or Liquidation

Our ESPP will provide that in the event of our proposed dissolution or liquidation, any offering period then in progress will be shortened by setting a new exercise date, and will terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless otherwise provided by the administrator. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Merger or Change in Control

Our ESPP will provide that in the event of a merger or change in control, as defined under our ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set that will be before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination

The administrator will have the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in our ESPP, no such action may adversely affect any outstanding rights to purchase shares of our Class A common stock under our ESPP. Our ESPP automatically will terminate in 2040, unless we terminate it sooner.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. All participants’ interests in their deferrals are 100% vested when contributed. In 2019, we made matching contributions into the 401(k) plan of 100% of the first 3% and 50% of the next 2% of compensation contributed by the participant with a true-up at the end of the year such that if the participant contributes 5% of his or her compensation, we will match 4%. Our matching contributions are 100% vested at the time of the match. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of certain relationships and transactions since January 2017 involving our directors, executive officers or beneficial holders of more than 5% of our capital stock. Compensation arrangements with our directors and officers are described in “Management—Director Compensation,” “Executive Compensation,” and “Management.”

Series G Convertible Preferred Stock Financing

In February 2020, we issued and sold an aggregate of 23,645,092 shares of our Series G convertible preferred stock at a purchase price of $6.34381 per share for aggregate gross proceeds of approximately $150 million. Purchasers of our Series G convertible preferred stock include venture capital funds that beneficially own more than 5% of our outstanding capital stock and/or are represented on our board of directors. The following table presents the number of shares and total purchase price paid by these entities.

Investor	Shares of Series G Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Altos Ventures Management, Inc.(1)	5,816,753	$36,900,376
Tiger Global Private Investment Partners X, L.P.	1,167,261	7,404,882
Entities affiliated with Meritech Capital(2)	234,040	1,484,705

(1)

Entities affiliated with Altos Ventures which purchased shares of our Series G convertible preferred stock whose shares are aggregated for purposes of reporting ownership include Altos Roblox SPV 2020, LLC and Altos Ventures IV Reserve Fund, L.P. Anthony P. Lee, a member of our board of directors, is the Vice President of Altos Ventures Management, Inc.

(2)

Entities affiliated with Meritech Capital which purchased shares of our Series G convertible preferred stock whose shares are aggregated for purposes of reporting ownership include Meritech Capital Partners V L.P. and Meritech Capital Affiliates V L.P.

Series F Convertible Preferred Stock Financing

In June and July 2018, we issued and sold an aggregate of 33,149,168 shares of our Series F convertible preferred stock at a purchase price of $4.525 per share for aggregate gross proceeds of approximately $150 million. Purchasers of our Series F convertible preferred stock include venture capital funds that beneficially own more than 5% of our outstanding capital stock and/or are represented on our board of directors. The following table presents the number of shares and total purchase price paid by these entities.

Investor	Shares of Series F Convertible Preferred Stock	Total Purchase Price
Altos Roblox SPV 1, LLC(1)	3,107,734	$14,062,496
Tiger Global Private Investment Partners X, L.P.	16,729,972	75,703,123
Entities affiliated with Meritech Capital(2)	3,625,690	16,406,247
Entities affiliated with Index Ventures(3)	3,625,690	16,406,247

(1)

Altos Roblox SPV 1, LLC is one of the entities affiliated with Altos Ventures Management, Inc. Anthony P. Lee, a member of our board of directors, is the Vice President of Altos Ventures Management, Inc.

(2)

Entities affiliated with Meritech Capital which purchased shares of our Series F convertible preferred stock whose shares are aggregated for purposes of reporting ownership include Meritech Capital Partners V L.P. and Meritech Capital Affiliates V L.P.

(3)

Entities affiliated with Index Ventures which purchased shares of our Series E convertible preferred stock whose shares are aggregated for purposes of reporting ownership include Index Ventures Growth III (Jersey), L.P. and Yucca (Jersey) SLP.

Series E Convertible Preferred Stock Financing

In January 2017, we issued and sold an aggregate of 24,340,380 shares of our Series E convertible preferred stock at a purchase price of $1.0271 per share for aggregate gross proceeds of approximately $25 million. Purchasers of our Series E convertible preferred stock include venture capital funds that beneficially own more than 5% of our outstanding capital stock and/or are represented on our board of directors. The following table presents the number of shares and total purchase price paid by these entities.

Investor	Shares of Series E Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Meritech Capital(1)	12,170,190	$12,500,002
Entities affiliated with Index Ventures(2)	12,170,190	12,500,002

(1)

Entities affiliated with Meritech Capital which purchased shares of our Series E convertible preferred stock whose shares are aggregated for purposes of reporting ownership include Meritech Capital Partners V L.P., Meritech Capital Partners V Sidecar L.P. and Meritech Capital Affiliates V L.P.

(2)

Entities affiliated with Index Ventures which purchased shares of our Series F convertible preferred stock whose shares are aggregated for purposes of reporting ownership include Index Ventures Growth III (Jersey), L.P. and Yucca (Jersey) SLP.

Right of First Refusal

Pursuant to our equity compensation plans and the stockholders agreement, certain holders of our capital stock and we or our assignees have a right of first refusal to purchase shares of our Class A common stock proposed to be sold by certain of our stockholders to other parties. These rights will terminate upon completion of this offering.

In January 2017, certain of our stockholders, Altos Ventures IV, L.P. and First Round Capital II, L.P., and our Founder, President, Chief Executive Officer and Chair of our board of directors, David Baszucki, sold shares of our Class A common stock for aggregate proceeds of $39.4 million. The purchasers included certain of our stockholders, including $19.7 million in shares purchased by entities affiliated with Index Ventures and $19.7 million in shares purchased by entities affiliated with Meritech Capital.

In February 2017, shares of our Class A common stock were purchased pursuant to a third-party tender offer for aggregate proceeds of $27.9 million from certain of our employees and directors, including from certain entities affiliated with Gregory Baszucki, a member of our board of directors, for aggregate proceeds of $2.0 million. The purchasers included certain of our stockholders, including $13.9 million in shares purchased by entities affiliated with Index Ventures and $13.9 million in shares purchased by entities affiliated with Meritech Capital.

In July 2018, shares of our Class A common stock were purchased pursuant to a third-party tender offer for aggregate proceeds of $164.4 million from certain of our employees and directors, including sales by David Baszucki, our Founder, President, Chief Executive Officer and Chair of our board of directors, Craig Donato, our Chief Business Officer, and entities affiliated with Gregory Baszucki, a member of our board of directors for aggregate proceeds of $45.1 million. The purchasers included certain of our stockholders, including $15.4 million in shares purchased by entities affiliated with Altos Ventures Management, Inc., $18.0 million in shares purchased by entities affiliated with Index Ventures, $83.0 million in shares purchased by entities affiliated with Tiger Global Private Investment Partners X, L.P., and $18.0 million in shares purchased by entities affiliated with Meritech Capital. We waived our right of first refusal in connection with these sales.

In April 2020, shares of our Class A common stock were purchased pursuant to a third-party tender offer for aggregate proceeds of $349.3 million from certain of our employees and directors, including sales by David Baszucki, our Founder, President, Chief Executive Officer and Chair of our board of directors, Craig Donato, our Chief Business Officer, Michael Guthrie, our Chief Financial Officer, and entities affiliated with members of our board of directors, Christopher Carvalho and Gregory Baszucki, for aggregate proceeds of $46.8 million. The purchasers included certain of our stockholders, including $86.1 million in shares purchased by entities affiliated with Altos Ventures Management, Inc., $17.2 million in shares purchased by entities affiliated with Tiger Global Private Investment Partners X, L.P., and $3.4 million in shares purchased by entities affiliated with Meritech Capital. We waived our right of first refusal in connection with these sales.

See the section titled “Principal and Selling Stockholders” for additional information regarding beneficial ownership of our capital stock.

Investors’ Rights Agreement

We are party to our investors’ rights agreement, dated as of February 27, 2020, or IRA, which provides, among other things, that certain holders of our capital stock, including entities affiliated with Altos Ventures, First Round Capital II, L.P., as nominee, Index Ventures, Meritech Capital Partners and Tiger Global Private Investment Partners X, L.P., who each hold more than 5% of our outstanding capital stock, have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. Entities affiliated with David Baszucki, our Founder, President, Chief Executive Officer and Chair of our board of directors, are also party to our IRA. Anthony P. Lee, a member of our board of directors, is affiliated with Altos Ventures Management, Inc. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Voting Agreement

We are party to our voting agreement, dated as of February 27, 2020, which provides, among other things, that certain holders of our capital stock, including entities affiliated with Altos Ventures, First Round Capital II, L.P., as nominee, Index Ventures, Meritech Capital Partners and Tiger Global Private Investment Partners X, L.P., who each hold more than 5% of our outstanding capital stock, have agreed to vote their shares of our capital stock on certain matters, including, with respect to the election of directors, to elect one individual designated by the holders of a majority of the outstanding shares of our Class A common stock, currently David Baszucki, one individual designated by the holders of a majority of the outstanding shares of our Series A and Series B convertible preferred stock, currently Gregory Baszucki, one director designated by Altos Ventures IV, L.P., currently Anthony P. Lee, and one individual designated by First Round Capital II, L.P., currently Christopher Carvalho. David Baszucki, our Founder, President, Chief Executive Officer and Chair of our board of directors, and entities affiliated with Mr. Baszucki, are also party to our voting agreement. Anthony P. Lee, a member of our board of directors, is affiliated with Altos Ventures Management, Inc.

Upon the consummation of this offering, the obligations of the parties to the voting agreement to vote their shares so as to elect these nominees, as well as the other rights and obligations under this agreement, will terminate and none of our stockholders will have any special rights regarding the nomination, election or designation of members of our board of directors, although Mssrs. David and Gregory Baszucki, Lee and Carvalho will continue to serve as members of our board of directors until the election and qualification of their successor, or until their earlier death, resignation or removal. Our existing certificate of incorporation contains provisions regarding election of members of the board of directors that correspond to the voting agreement; however, such provisions will be removed in the amended and restated certificate of incorporation that will be effective at the closing of this offering. See the section titled “Management—Board of Directors” for additional information regarding our board of directors.

Right of First Refusal and Co-Sale Agreement

We are party to our right of first refusal and co-sale agreement, dated as of February 27, 2020, which provides, among other things, that certain holders of our capital stock, including entities affiliated with Altos Ventures, First Round Capital II, L.P., as nominee, Index Ventures, Meritech Capital Partners and Tiger Global Private Investment Partners X, L.P., who each hold more than 5% of our outstanding capital stock, have rights of first refusal and co-sale with respect to certain sales of securities by certain holders of our capital stock. David Baszucki, our Founder, President, Chief Executive Officer and Chair of our board of directors, and entities affiliated with Mr. Baszucki, are also party to our right of first refusal and co-sale agreement. Anthony P. Lee, a member of our board of directors, is affiliated with Altos Ventures Management, Inc. These rights will terminate upon the consummation of this offering.

Class B Exchange Agreement

In November 2020, we entered into conversion and exchange agreements with entities affiliated with David Baszucki, our Founder, President, Chief Executive Officer and Chair of our board of directors, pursuant to which all 57,287,302 outstanding shares of Class A common stock held by him and entities affiliated with him were exchanged for 57,287,302 shares of Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. See the section titled “Description of Capital Stock.”

Other Transactions

We have granted stock options and RSUs to our executive officers and certain of our directors. See the sections titled “Executive Compensation—Outstanding Equity Awards at 2019 Year-End” and “Management—Non-Employee Director Compensation” for a description of these options and RSUs.

We have entered into offer letters, employment agreements, and change in control arrangements with certain of our executive officers that, among other things, provide for certain compensation, termination, severance, and change in control benefits. See the section titled “Executive Compensation—Executive Employment Agreements” for more information regarding these agreements.

Other than as described above under this section titled “Certain Relationships and Related Party Transactions,” since January 1, 2017, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest.

Limitation of Liability and Indemnification of Officers and Directors

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement will provide for indemnification of the underwriters by us for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Following the completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our Class A common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter will provide that our audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth:

•

certain information with respect to the beneficial ownership of our capital stock as of October 31, 2020, and as adjusted to reflect the sale of our Class A common stock offered by us and the selling stockholders in this offering assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock from us for:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group;

•	each person known by us to be the beneficial owner of more than five percent of any class of our voting securities; and

•	all selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage ownership of our common stock prior to this offering on 478,630,882 shares of our Class A common stock and 57,287,302 shares of our Class B common stock outstanding as of October 31, 2020, which includes 349,522,440 shares of Class A common stock resulting from the conversion of all outstanding shares of our convertible preferred stock and the subsequent conversion or exchange of certain of our Class A common stock held by entities affiliated with David Baszucki, our Founder, President, Chief Executive Officer and Chair of our board of directors, into Class B common stock. We have based our calculation of the percentage of beneficial ownership after this offering on                shares of our Class A common stock issued by us in our initial public offering and                shares of Class A common stock outstanding immediately after the completion of this offering, assuming that the underwriters will not exercise their option to purchase up to an additional                shares of our Class A common stock from us in full. We have deemed shares of our Class A common stock subject to stock options that are currently exercisable or exercisable within 60 days of October 31, 2020, to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner is c/o Roblox Corporation, 970 Park Place, San Mateo, California 94403.

	Shares beneficially owned prior to this offering							Shares beneficially owned after this offering
					% of total outstanding+	% of total voting power before offering+	Shares to be sold in this offering					% of total outstanding	% of total voting power after offering
	Class A		Class B†					Class A		Class B†
	Shares	%	Shares	%				Shares	%	Shares	%
Named Executive Officers and Directors:
David Baszucki(1)	8,252,471	1.7	57,287,302	100.0	12.2
Craig Donato(2)	3,040,658	*	—	—	*
Mark Reinstra(3)	482,410	*	—	—	*
Gregory Baszucki(4)	16,173,601	3.4	—	—	3.0
Christopher Carvalho(5)	2,137,310	*	—	—	*
Anthony P. Lee(6)	114,261,961	23.9	—	—	21.3
Andrea Wong	—	—	—	—	—
All executive officers and directors as group (10 persons)(7)	32,343,116	6.7	57,287,302	100.0	16.7
Greater than 5% Stockholders:
Entities affiliated with Altos Ventures(6)	114,261,961	23.9	—	—	21.3
First Round Capital II, L.P., as nominee(8)	33,598,521	7.0	—	—	6.3
Entities affiliated with Index Ventures(9)	53,106,138	11.1	—	—	9.9
Entities affiliated with Meritech Capital(10)	55,328,196	11.6	—	—	10.3
Tiger Global Private Investment Partners X, L.P.(11)	39,325,505	8.2	—	—	7.3
Selling Stockholders:

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.
+

Percentage of total voting power represents voting power with respect to all shares of Class A common stock and Class B common stock as one class. Each holder of our Class A common stock is entitled to one vote per share, each holder of our Class B common stock is entitled to 20 votes per share. Holders of our Class A common stock and Class B common stock will vote together as one class on all matters submitted to a vote of our stockholders, except as expressly provided in our amended and restated certificate of incorporation or required by applicable law. See the section the section titled “Description of Capital Stock—Voting Rights” for additional information.

†

The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis, such that each holder of Class B common stock beneficially owns an equivalent number of Class A common stock.

(1)

Includes 13,533,474 shares of Class B common stock held of record by the 2020 David Baszucki Gift Trust for which Mr. Baszucki serves as trustee and exercises voting and investment control, 30,220,354 shares of Class B common stock held of record by The Freedom Revocable Trust dated February 28, 2017, as amended for which Mr. Baszucki serves as trustee and exercises voting and investment control, 13,533,474 shares of Class B common stock held of record by the 2020 Jan Baszucki Gift Trust for which the spouse of Mr. Baszucki serves as trustee and exercises voting and investment control, and 8,252,471 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of October 31, 2020. Does not include 4,960,000 shares of Class A common stock held in trusts for the benefit of the minor children of Mr. Baszucki for which shares Mr. Baszucki disclaims beneficial ownership and exercises no voting or investment control.

(2)

Includes 1,865,561 shares of Class A common stock held directly by Mr. Donato and 700,00 shares of Class A common stock held by the Donato Generation Skipping Trust for which Mr. Donato serves as a co-trustee and exercises voting and investment control and 475,097 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of October 31, 2020.

(3)

Includes 121,760 shares of Class A common stock held of record by The San Domenico Trust dated August 12, 1989 for which Mr. Reinstra serves as trustee, 40,000 shares held by the Mark L. Reinstra, Trustee of the Mark L. Reinstra Annuity Trust for which Mr. Reinstra serves as trustee and 40,000 shares held by the Mark L. Reinstra, Trustee of the Susan P. Reinstra Annuity Trust for

which Mr. Reinstra serves as trustee. Also includes 200,000 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of October 31, 2020 Mr. Reinstra may be deemed to exercise voting and investment control over all of the shares.
(4)

Includes 2,030,000 shares of Class A common stock held of record by PENSCO Trust Company as custodian for the Greg Baszucki IRA, 10,611,294 shares of Class A common stock held of record by the Greg and Christina Baszucki Living Trust Agreement dated August 18, 2006, for which Mr. Baszucki serves as trustee, and 2,500,000 shares of Class A common stock held directly by Mr. Baszucki. Mr. Baszucki exercises voting and investment control of all of these shares, and includes 1,032,307 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of October 31, 2020.

(5)

Includes 695,968 shares of Class A common stock held by the Christopher P. Carvalho Revocable Trust UTD 10/11/2017 for which Mr. Carvalho is the trustee and exercises voting and investment control, 1,324,476 shares held directly by Mr. Carvalho and 116,866 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of October 31, 2020. Excludes the shares held by First Round Capital II, L.P., as nominee as set forth in footnote 8 below for which Mr. Carvalho exercises no voting or investment control.

(6)

Includes 475,582 shares of Class A common stock held of record by Altos Hybrid 2, L.P., 27,281,228 shares of Class A common stock held of record by Altos Roblox SPV 1, LLC, 3,796,276 shares of Class A common stock held of record by Altos Roblox SPV 2, LLC, 18,918,191 shares of Class A common stock held of record by Altos Roblox SPV 2020, LLC, 40,563,924 shares of Class A common stock held of record by Altos Ventures IV Liquidity Fund, L.P., 626,620 shares of Class A common stock held of record by Altos Ventures IV Reserve Fund, L.P. and 22,600,140 shares of Class A common stock held of record by Altos Ventures IV, L.P (collectively, the Altos Funds). The general partner of Altos Hybrid 2, L.P. is Altos Hybrid 2, GP, LLC; the general partner of Altos Roblox SPV 1, LLC, Altos Roblox SPV 2, LLC and Altos Roblox SPV 2020, LLC is Altos Roblox Management Partners, LLC and the general partner of Altos Ventures IV Liquidity Fund, L.P., Altos Ventures IV Reserve Fund, L.P. and Altos Ventures IV, L.P. is Altos Management Partners IV, LLC (collectively, the General Partners). The Managing Directors or Managing Members of the General Partners of the Altos Funds are Mr. Lee, Han Kim and Hodong Ham who exercise investment and voting control over the shares held by the Altos Funds. Mr. Lee is a member of our board of directors and disclaims beneficial ownership of the shares held by the Altos Funds except to the extent of their respective pecuniary interest therein, if any. The address of the Altos Funds is 2882 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

(7)	Includes 12,333,407 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of October 31, 2020.
(8)

Includes 33,598,521 shares of Class A common stock held of record by First Round Capital II, L.P. as nominee for First Round Capital II, L.P., First Round Capital II-A, L.P. and First Round Capital II Partners Fund, LP. The general partner of each of the First Round Capital funds is First Round Capital Management II, L.P. The general partner of First Round Capital Management II, L.P. is First Round Capital Management LLC. Joshua Kopelman is the managing member of First Round Capital Management LLC and may deem to exercise voting and investment control over the shares. The address is 2400 Market Street, Suite 237, Philadelphia, PA 19103.

(9)

Includes 52,309,516 shares of Class A Common Stock held by Index Ventures Growth III (Jersey), L.P., or Index Growth III, and 796,622 shares of Class A Common Stock held by Yucca (Jersey) SLP, or Yucca. Index Venture Growth Associates III Limited, or IVGA III, is the managing general partner of Index Growth III, and may be deemed to have voting and dispositive power over the shares held by those funds. Yucca is the administrator of the Index co-investment vehicles that are contractually required to mirror the relevant Funds’ investment, and IVGA III may be deemed to have voting and dispositive power over the allocation of shares held by Yucca. David Hall, Phil Balderson, Nigel Greenwood and Sinéad Meehan are the members of the board of directors of IVGA III, and investment and voting decisions with respect to the shares over which IVGA III may be deemed to have voting and dispositive power are made by such directors collectively. The address of each of these entities is 5th Floor, 44 Esplanade, St Helier, Jersey JE1 3FG, Channel Islands.

(10)

Includes 1,525,327 shares of Class A common stock held of record by Meritech Capital Affiliates V L.P., 34,728,525 shares of Class A common stock held of record by Meritech Capital Partners V L.P., 17,627,654 shares of Class A common stock held of record by Meritech Capital Partners V Sidecar L.P. (collectively, the Meritech Funds). Meritech Capital Associates V L.L.C. is the general partner of each of the Meritech Funds, and exercises voting and investment control over the shares held by the Meritech Funds. Paul Madera, Robert D. Ward, George Bishoff, Michael Gordon are the Managing Members of Meritech Capital Associates V L.L.C. and exercise voting and investment control over the shares held by the Meritech Funds. Also includes 1,446,690 shares held by the Craig Douglas Sherman Trust for which Craig Sherman, serves as trustee and exercises voting and investment control. The address is 245 Lytton Ave., Suite 125, Palo Alto, CA 94301.

(11)

Includes 53,106,138 shares of Class A common stock held of record by Tiger Global Private Investment Partners X, L.P., 21,116 shares of Class A common stock held of record by Evan Feinberg and 7,753 shares of Class A common stock held of record by Jason Schneider, each of whom is an affiliate of Tiger Global Management LLC, or collectively, Tiger Global. Tiger Global Management, LLC is the investment advisor to Tiger Global Private Investment Partners X, L.P. and is controlled by Chase Coleman and Scott Shleifer, who exercise voting and investment control over the shares held by Tiger Global. The address for each of these entities and individuals is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, NY 10019.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect immediately prior to the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investors’ rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately prior to the completion of this offering, our authorized capital stock will consist of 5,100,000,000 shares of capital stock, $0.0001 par value per share, of which:

•	4,935,000,000 shares of Class A common stock, $0.0001 par value per share;

•	65,000,000 shares of Class B common stock, $0.0001 par value per share; and

•	100,000,000 shares designated as preferred stock, $0.0001 par value per share.

Assuming the conversion of all outstanding shares of our convertible preferred stock into shares of our Class A common stock, which will occur immediately prior to the completion of this offering, as of September 30, 2020, there were 477,532,658 shares of our Class A common stock outstanding, held by 460 stockholders of record, 57,287,302 shares of our Class B common stock outstanding, held by three stockholders of record, and no shares of our preferred stock outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without stockholder approval except as required by the listing standards of the NYSE, to issue additional shares of our capital stock.

Class A Common Stock and Class B Common Stock

We have two classes of authorized common stock, Class A common stock and Class B common stock. Upon the effectiveness of the registration statement of which this prospectus forms a part, all outstanding shares of our convertible preferred stock will be converted into shares of our Class A common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion.

Dividend Rights

Subject to preferences that may apply to any shares of convertible preferred stock outstanding at the time, the holders of our Class A common stock and Class B common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

Voting Rights

Holders of our Class A common stock are entitled to one vote per share, and holders of our Class B common stock are entitled to 20 votes per share, on all matters submitted to a vote of stockholders except as otherwise required by law. The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

•

if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment;

•

if we were to propose to treat a class of our capital stock in a manner different from the other classes with respect to (i) any dividend or distribution of cash, property or shares, (ii) any subdivision or combination of the shares of a class or (iii) any consideration into which the shares are converted or any consideration paid or otherwise distributed to holders of capital stock upon our change of control, then that class would be required to vote separately to approve the proposed amendment; and

•

if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our amended and restated certificate of incorporation and amended and restated bylaws will establish a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.

Conversion

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, which occurs after the effectiveness of the registration statement of which this prospectus forms a part, except for certain permitted transfers to trusts or similar entities where the transferor retains sole voting and dispositive control over the shares of Class B common stock so transferred, as further described in our amended and restated certificate of incorporation. Once converted into Class A common stock, the Class B common stock will not be reissued. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon the earlier of (i) the date that is specified by the affirmative vote of the holders of two-thirds of the then-outstanding shares of Class B common stock, (ii) the date on which less than 30% of the Class B common stock that was outstanding on the date of effectiveness of the registration statement of which this prospectus forms a part continues to remain outstanding, (iii) the date that is 15 years from the date of effectiveness of the registration statement of which this prospectus forms a part , (iv) nine months after the death or permanent disability of Mr. Baszucki, or (v) nine months after the date that Mr. Baszucki no longer serves as our Chief Executive Officer or as a member of our board of directors.

No Preemptive or Similar Rights

Our Class A common stock and Class B common stock is not entitled to preemptive rights, and is not subject to conversion (except as noted above), redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and Class B common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

In connection this offering, our legal counsel will opine that the shares of our Class A common stock to be issued in this offering will be fully paid and non-assessable.

Preferred Stock

After the completion of this offering, no shares of our convertible preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, our board of directors will have the authority, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A common stock and Class B common stock. We have no current plan to issue any shares of preferred stock.

Options

As of September 30, 2020, we had outstanding options to purchase an aggregate of 101,340,752 shares of our Class A common stock, with a weighted-average exercise price of approximately $2.55 per share, under our 2017 Plan and 2004 Plan.

Warrants

As of September 30, 2020, we had outstanding warrants to purchase 260,000 shares of our Class A common stock, with an exercise price of $3.41 per share.

Registration Rights

After the completion of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our IRA. We and certain holders of our convertible preferred stock are parties to the IRA. The registration rights set forth in the IRA will expire (i) with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act during any

90-day period or (ii) after the consummation of a liquidation event (as defined in our current certificate of incorporation). We will pay the registration expenses (other than underwriting discounts and commissions) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. We expect that our stockholders will waive their rights under the IRA (i) to receive notice of this offering and (ii) to include their registrable shares in this offering.

Demand Registration Rights

After the completion of this offering, the holders of up to 428,496,907 shares of our Class A common stock and up to 57,287,302 shares of our Class B common stock will be entitled to certain demand registration rights. At any time beginning five years after the effective date of this offering, the holders of at least 50% of the shares registrable under the IRA can request that we register the offer and sale of their shares. Such request for registration must cover securities, the anticipated aggregate offering price of which is at least $20.0 million. We are obligated to effect only two such registrations. If we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than twice in any 12-month period, for a period of up to 190 days.

Piggyback Registration Rights

After the completion of this offering, if we propose to register the offer and sale of our Class A common stock under the Securities Act, in connection with the public offering of such Class A common stock the holders of up to 428,496,907 shares of our Class A common stock and up to 57,287,302 shares of our Class B common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a demand registration, (ii) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (iii) a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the shares or (iv) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

After the completion of this offering, the holders of up to 428,496,907 shares of our Class A common stock and up to 57,287,302 shares of our Class B common stock will be entitled to certain Form S-3 registration rights. The holders of at least 50% of these shares may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which is at least $2.0 million, net of any underwriters’ discounts or commissions. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Anti-Takeover Provisions

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of our company.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

Board of Directors Vacancies

Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Stockholder Action; Special Meeting of Stockholders

Our amended and restated certificate of incorporation will provide that, following conversion of all outstanding Class B common stock into Class A common stock, our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Amendment of Charter and Bylaws Provisions

Amendments to our amended and restated certificate of incorporation will require the approval of the holders of at least 66 2⁄3% of our then outstanding capital stock. Our amended and restated bylaws will provide that the approval of stockholders holding at least 66 2⁄3% of our then outstanding capital stock is required for stockholders to amend or adopt any provision of our bylaws.

Issuance of Undesignated Preferred Stock

Our board of directors will have the authority, without further action by our stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Exclusive Jurisdiction

Our amended and restated bylaws that will become effective upon the completion of this offering provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim arising pursuant to the DGCL, any action regarding our amended and restated certificate of incorporation or amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Our amended and restated bylaws further provide that the federal district courts of the U.S. will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. Although we believe these provisions benefit us by providing increased consistency in the application of law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. We also note that stockholders cannot waive compliance (or consent to noncompliance) with the federal securities laws and the rules and regulations thereunder. For additional information, please also see the section titled “Risk Factors—Our amended and restated bylaws that will become effective upon the completion of this offering provide that the Court of Chancery of the State of Delaware and the federal district courts of the U.S. will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.”

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our Class A common stock will be American Stock Transfer & Trust Company. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, NY 11219.

Limitations of Liability and Indemnification

See the section titled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”

Listing

We intend to apply for the listing of our Class A common stock on the NYSE under the symbol “RBLX.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our Class A common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of September 30, 2020, we will have a total of                shares of our Class A common stock outstanding and a total of 57,287,302 shares of our Class B common stock outstanding. Of these outstanding shares,                shares of our Class A common stock sold in this offering by us and the selling stockholders, plus any shares sold upon exercise of the underwriter’s option to purchase additional shares, will be freely tradable. Shares of our Class B common stock are convertible into an equivalent number of shares of our Class A common stock and generally convert into shares of our Class A common stock upon transfer.

The remaining shares of our Class A common stock and Class B common stock will be deemed “restricted securities” (as that term is defined in Rule 144 under the Securities Act). Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. As a result of the lock-up and market standoff agreements described below and the provisions of our IRA described in the section titled “Description of Capital Stock—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our Class A common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our Class A common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning                days after the date of this prospectus (subject to the terms of the lock-up and market standoff agreements described below) 477,532,658 additional shares will become eligible for sale in the public market, of which 315,630,030 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up and Market Standoff Agreements

Our executive officers, directors, and certain other holders of our capital stock and securities convertible into or exchangeable for our capital stock have agreed or will agree that, subject to certain exceptions, for a period of                days after the date of this prospectus, or lock-up period, they will not, without the prior written consent of Goldman Sachs & Co. LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. In addition, we will enter into a lock-up agreement with the underwriters under which we will agree not to sell any of our stock for                days following the date of this prospectus, subject to certain exceptions. See the section titled “Underwriting ” for additional information.

In addition, our executive officers, directors, and holders of a substantial majority of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market standoff agreements with us under which they have agreed that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, they will not, without our prior written consent, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our Class A common stock.

Rule 144

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our Class A common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares of our Class A common stock that does not exceed the greater of:

•	1% of the number of shares of our capital stock then outstanding, which will equal shares immediately after the completion of this offering; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales of our Class A common stock made in reliance upon Rule 144 by our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

Pursuant to our IRA, after the completion of this offering, the holders of up to 428,496,907 shares of our Class A common stock and up to 57,287,302 shares of our Class B common stock, or certain transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration

Rights” for a description of these registration rights. If the offer and sale of these shares of our Class A common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the effectiveness of this offering to register shares of our Class A common stock subject to options and RSUs outstanding, as well as shares of Class A common stock reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our Class A common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions, and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to certain non-U.S. holders (as defined below) of the ownership and disposition of our Class A common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, the Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below.

This summary does not address the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder’s particular circumstances or non-U.S. holders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions (except to the extent specifically set forth below), regulated investment companies or real estate investment trusts;

•	persons subject to the alternative minimum tax or Medicare contribution tax on net investment income;

•	tax-exempt organizations or governmental organizations;

•	pension plans or tax-exempt retirement plans;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our stock;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the U.S.;

•	partnerships or entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

•	persons who hold our Class A common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A common stock being taken into account in an “applicable financial statement” (as defined in Section 451(b) of the Code);

•	persons who do not hold our Class A common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code.

In addition, if a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our Class A common stock, and partners in such partnerships, should consult their tax advisors.

This discussion is for informational purposes only and is not tax advice. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our Class A common stock arising under the U.S. federal gift or estate tax laws or under the laws of any U.S. state or local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder that is not a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and are not, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the U.S.;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or U.S. persons, who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our capital stock and do not anticipate paying any dividends on our capital stock in the foreseeable future. However, if we do make distributions on our Class A common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our Class A common stock, but not below zero, and then will be treated as gain from the sale or other disposition of stock as described below under “—Gain on Disposition of Our Class A Common Stock.”

Except as otherwise described below in the section on effectively connected income and the sections titled “—Backup Withholding and Information Reporting” and “—FATCA,” any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the U.S. and your country of residence. If we or another withholding agent withhold excess tax or if a non-U.S. holder does not timely provide the applicable withholding agent with the required certification, the non-U.S. holder may be entitled to a refund or credit of any excess tax withheld by timely filing an appropriate claim with the Internal Revenue Service, or the IRS.

In order to receive a reduced treaty rate, you must provide the applicable withholding agent with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8, including any required attachments and your taxpayer identification number, certifying qualification for the reduced rate; additionally you will be required to update such forms and certifications from time to time as required by law. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you hold our stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent. You should consult your tax advisor regarding entitlement to benefits under any applicable income tax treaties.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by you in the U.S.) are generally exempt from such withholding tax, subject to the discussions below on backup withholding and FATCA withholding. In order to obtain this exemption, you must provide the applicable withholding agent with an IRS Form W-8ECI or other applicable IRS Form W-8, including any required attachments and your taxpayer identification number, certifying qualification for the reduced rate; additionally you will be required to update such forms and certifications from time to time as required by law. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are includable on your U.S. federal income tax return and taxed to you at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the U.S. and your country of residence. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Our Class A Common Stock

Except as otherwise described below in the sections titled “—Backup Withholding and Information Reporting,” and “—FATCA,” you generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by you in the U.S.);

•

you are a non-resident alien individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or other disposition occurs and other conditions are met; or

•

our Class A common stock constitutes a “U.S. real property interest” by reason of our status as a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our Class A common stock, and, in the case where shares of our Class A common stock are regularly traded on an established securities market, you own, or are treated as owning, more than 5% of our Class A common stock at any time during the foregoing period.

Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Class A common stock is regularly traded on an established securities market, such Class A common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded Class A common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our Class A common stock.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates (and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate), unless otherwise provided by an applicable income tax treaty between the U.S. and your country of residence. If you are a non-U.S. holder described in the second bullet above, you will generally be required to pay a 30% tax (or such lower rate specified by an applicable income tax treaty between the U.S. and your country of residence) on the gain derived from the sale or other disposition of our stock, which gain may be offset by certain U.S. source capital losses (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, the amount of dividends paid to you, your name and address and the amount of tax withheld, if any, must reported annually to the IRS. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the sale or other disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 24% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances.

Information reporting and backup withholding generally will apply to the proceeds of a sale or other disposition of our Class A common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of the proceeds from a sale or other disposition of our stock to a non-U.S. holder where the transaction is effected outside the U.S. through a foreign broker. However, for information reporting purposes, sales or other dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to sales or other dispositions effected through a U.S. office of a broker. Notwithstanding the foregoing, backup withholding and information reporting may apply if the applicable withholding agent has actual knowledge, or reason to know, that you are a U.S. person. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

FATCA

Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder, or collectively, FATCA, generally impose U.S. federal withholding tax at a rate of 30% on dividends on and the gross proceeds from a sale or other disposition of our Class A common stock if paid to a “foreign financial institution” (as defined in the Code), unless otherwise provided by the Treasury Secretary or such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends paid on and the gross proceeds from a sale or other disposition of our Class A common stock if paid to a “non-financial foreign entity” (as defined in the Code) unless otherwise provided by the Treasury Secretary or such entity provides the withholding agent with a certification identifying, and information with respect to, certain direct and indirect “substantial U.S. owners” (as defined in the Code), or substantial U.S. owners, of the entity, certifies that it does not have any such substantial U.S. owners or otherwise establishes and certifies to an exemption. The withholding provisions under FATCA generally apply to dividends on our Class A common stock. The Treasury Secretary has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to the gross proceeds from a sale or other disposition of our Class A common stock, which may be relied upon by taxpayers until final regulations are issued. An intergovernmental agreement between the U.S. and your country of tax residence may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our Class A common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We, the selling stockholders and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC is the representative of the underwriters.

Underwriters	Number of shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Allen & Company LLC
BofA Securities, Inc.
RBC Capital Markets, LLC

Total

The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below, unless and until this option is exercised.

The underwriters will have an option to buy up to an additional                shares from us and the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and only with respect to the amounts to be paid by us, full exercise of the underwriters’ option to purchase                additional shares.

Paid by us

	No exercise	Full exercise
Per share	$	$
Total	$	$

Paid by the selling stockholders

Per share	$
Total	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the initial public offering price. After the initial offering of the shares, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Our executive officers, directors, and certain other holders of our capital stock and securities convertible into or exchangeable for our capital stock have agreed or will agree that, subject to certain exceptions, for a period of                days after the date of this prospectus, or lock-up period, they will not, without the prior written consent of Goldman Sachs & Co. LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. In addition, we will enter into a lock-up agreement with the underwriters under which we will agree not to sell any of our stock for                days following the date of this prospectus, subject to certain exceptions. Goldman Sachs & Co. LLC may, in its discretion, release any of the securities subject to these lock-up agreements at any time. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions, including market standoff agreements between us and each of our executive officers, directors, and holders of our capital stock and securities convertible into or exchangeable for our capital stock.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us, the selling stockholders, and the representative. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to file an application to list our Class A common stock on the NYSE under the symbol “RBLX.”

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain, or otherwise affect the market price of the common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on             , in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares of Class A common stock offered.

We and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                .

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act. In addition, we and the selling stockholders have agreed to reimburse the underwriters for certain expenses in connection with this offering in the amount up to $                .

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities, and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise), and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long, and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Regulation (each, a Relevant Member State) an offer to the public of our Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our Class A common stock may be made at any time under the following exemptions under the Prospectus Regulation:

(a)    to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

(c)    in any other circumstances falling within Article 3(2) of the Prospectus Regulation,

provided that no such offer of shares of our Class A common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our Class A common stock to be offered so as to enable an investor to decide to purchase our Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Regulation in that Member State; and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129, and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (Companies (Winding Up and Miscellaneous Provisions) Ordinance) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (Securities and Futures Ordinance), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore (MAS). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the SFA)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239 (1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (Regulation 32).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $                .

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our Class A common stock being offered by this prospectus. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, P.C., own an aggregate of less than 0.5% of the outstanding shares of our Class A common stock as of the date of this prospectus. The underwriters have been represented by Simpson Thacher & Bartlett LLP, Palo Alto, California.

EXPERTS

The financial statements as of December 31, 2019 and 2018, and for each of the two years in the period ended December 31, 2019, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have submitted with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. We also maintain a website at www.roblox.com. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

ROBLOX CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Roblox Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Roblox Corporation and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders deficit, and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Jose, California

October 9, 2020

We have served as the Company’s auditor since 2019.

ROBLOX CORPORATION CONSOLIDATED BALANCE SHEETS (Amounts in thousands, except per share amounts)
	As of December 31,		September 30, 2020	Pro Forma September 30, 2020
	2018	2019
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$227,647	$301,493	$801,646
Accounts receivable—net of allowances	51,205	91,255	157,168
Short-term investments	56,670	57,047	9,018
Prepaid expenses and other current assets	11,061	21,400	24,952
Deferred cost of revenue, current portion	74,372	110,749	219,475

Total current assets	420,955	581,944	1,212,259
Property and equipment—net	94,623	145,754	179,549
Deferred cost of revenue, long-term	25,624	42,710	96,151
Restricted cash	5,867	—	—
Other assets	3,280	2,942	1,582

Total assets	$550,349	$773,350	$1,489,541

Liabilities, Convertible Preferred Stock, and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$18,064	$3,422	$17,446	$17,446
Accrued expenses and other current liabilities	17,034	36,451	50,331	50,331
Develop exchange liability	18,110	31,007	46,832	46,832
Deferred revenue—current portion	322,559	465,803	904,302	904,302

Total current liabilities	375,767	536,683	1,018,911	1,018,911
Deferred revenue—net of current portion	113,228	178,069	395,644	395,644
Other long-term liabilities	14,056	26,076	22,109	22,109

Total liabilities	503,051	740,828	1,436,664	1,436,664
Commitments and contingencies (Note 6)
Convertible Preferred Stock
Convertible preferred stock, Series A, B, C, D, D-1, E, F, and G $0.0001 par value, 325,877, 325,877 and 349,523 shares authorized as of December 31, 2018 and 2019, and September 30, 2020 (unaudited), respectively; 324,303 shares issued and outstanding as of December 31, 2018 and 2019, respectively, and 349,523 shares issued and outstanding as of September 30, 2020 (unaudited); aggregate liquidation preference of $185,763 and $335,912 as of December 31, 2019 and September 30, 2020 (unaudited), respectively	187,191	187,191	345,085	—
Stockholders’ Equity (Deficit)

Common stock, $0.0001 par value; 600,000, 650,000 and 675,000 authorized as of December 31, 2018 and 2019, and September 30, 2020 (unaudited), respectively, 157,872, 166,767 and 185,297 shares issued and outstanding as of December 31, 2018 and 2019, and September 30, 2020 (unaudited), respectively; Class A common stock—650,000 shares authorized, no shares issued and outstanding as of December 31, 2018 and 2019, and September 30, 2020 (unaudited), respectively, and 477,533 shares outstanding as of September 30, 2020, pro forma (unaudited); Class B common stock—65,000 shares authorized, no shares issued and outstanding as of December 31, 2018 and 2019, and September 30, 2020 (unaudited), respectively, and 57,287 shares outstanding as of September 30, 2020, pro forma (unaudited)

	16	17	19	54
Additional paid-in capital	54,871	101,671	169,956	515,006
Accumulated other comprehensive income (loss)	(8)	39	45	45
Accumulated deficit	(194,772)	(280,756)	(483,973)	(483,973)

Total Roblox Corporation stockholders’ equity (deficit)	(139,893)	(179,029)	(313,953)	31,132
Noncontrolling interests	—	24,360	21,745	21,745

Total stockholders’ equity (deficit)	(139,893)	(154,669)	(292,208)	52,877
Total liabilities, convertible preferred stock, and stockholders’ equity (deficit)	$550,349	$773,350	$1,489,541	$1,489,541

The accompanying notes are an integral part of these consolidated financial statements.

ROBLOX CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share amounts)

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
Revenue	$312,773	$488,223	$349,888	$588,675
Cost and expenses:
Cost of revenue(1)	69,896	117,227	82,330	154,912
Developer exchange fees	71,887	111,976	72,216	209,228
Infrastructure and trust & safety	105,590	156,699	111,684	185,496
Research and development	87,051	107,095	74,398	138,074
General and administrative	34,460	41,945	28,913	64,940
Sales and marketing	40,542	44,737	31,243	42,259

Total cost and expenses	409,426	579,679	400,784	794,909
Loss from operations	(96,653)	(91,456)	(50,896)	(206,234)
Interest income	3,759	6,546	5,085	1,758
Other expense	(4,279)	(1,211)	(494)	(1,357)

Loss before provision for income taxes	(97,173)	(86,121)	(46,305)	(205,833)
Provision for income taxes	3	9	8	25

Consolidated net loss	(97,176)	(86,130)	(46,313)	(205,858)
Net loss attributable to the noncontrolling interest	—	(146)	25	(2,641)

Net loss attributable to common stockholders	$(97,176)	$(85,984)	$(46,338)	$(203,217)

Net loss per share attributable to common stockholders, basic and diluted	$(0.66)	$(0.53)	$(0.29)	$(1.14)

Weighted-average shares used in computing net loss per share attributable to common stockholders—basic and diluted	147,278	163,051	162,009	177,771

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)		$(0.17)		$(0.39)

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)		489,003		522,617

(1)	Depreciation of servers and infrastructure equipment included in infrastructure and trust & safety.

The accompanying notes are an integral part of these consolidated financial statements

ROBLOX CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
Consolidated net loss	$(97,176)	$(86,130)	$(46,313)	$(205,858)
Other comprehensive loss:
Foreign currency translation adjustments	—	12	6	51
Net change in unrealized gains (losses) on available-for-sale marketable securities, net of tax	4	41	16	(19)

Other comprehensive income (loss), net of tax	4	53	22	32

Total comprehensive loss including noncontrolling interests	(97,172)	(86,077)	(46,291)	(205,826)
Less: net loss attributable to noncontrolling interests	—	(146)	25	(2,641)
Less: cumulative translation adjustments attributable to noncontrolling interests	—	6	3	26

Total comprehensive loss attributable to noncontrolling interests	—	(140)	28	(2,615)

Total comprehensive loss attributable to common stockholders	$(97,172)	$(85,937)	$(46,319)	$(203,211)

The accompanying notes are an integral part of these consolidated financial statements.

ROBLOX CORPORATION

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(Amounts in thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Non- controlling Interest	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2018	290,630	$35,811	134,000	$13	$16,457	$(12)	$(97,596)	$—	$(81,138)
Issuance of common stock upon exercise of stock options	—	—	23,872	3	2,104	—	—	—	2,107
Issuance of Series C and Series D-1 upon exercise of warrants for cash(1)	523	1,742	—	—	—	—	—	—	—
Issuance of Series F preferred stock	33,150	149,638	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	36,310	—	—	—	36,310
Other	—	—	—	—	—	4	—	—	4
Net loss	—	—	—	—	—	—	(97,176)	—	(97,176)

Balance at December 31, 2018	324,303	187,191	157,872	16	54,871	(8)	(194,772)	—	(139,893)
Issuance of common stock upon exercise of stock options	—	—	8,895	1	3,184	—	—	—	3,185
Issuance of warrants in connection with intangible asset purchase	—	—	—	—	482	—	—	—	482
Stock-based compensation	—	—	—	—	17,634	—	—	—	17,634
Other	—	—	—	—	—	41	—	—	41
Cumulative translation adjustments	—	—	—	—	—	6	—	6	12
Capital contribution from minority interest holder	—	—	—	—	25,500	—	—	24,500	50,000
Net loss	—	—	—	—	—	—	(85,984)	(146)	(86,130)

Balance at December 31, 2019	324,303	187,191	166,767	17	101,671	39	(280,756)	24,360	$(154,669)
Issuance of common stock upon exercise of stock options (unaudited)	—	—	18,530	2	9,654	—	—	—	9,656
Issuance of Series G preferred stock (unaudited)	23,645	149,669	—	—	—	—	—	—	—
Issuance of Series D-1 warrants upon exercise of warrants for cash (unaudited)(2)	1,575	8,224	—	—	—	—	—	—	—
Stock- based compensation (unaudited)	—	—	—	—	58,631	—	—	—	58,631
Other (unaudited)	—	—	—	—	—	(19)	—	—	(19)
Cumulative translation adjustments (unaudited)	—	—	—	—	—	25	—	26	51
Net loss (unaudited)	—	—	—	—	—	—	(203,217)	(2,641)	(205,858)

Balance at September 30, 2020 (unaudited)	349,523	$345,084	185,297	$19	$169,956	$45	$(483,973)	$21,745	$(292,208)

(1)

Exercise of warrants for gross proceeds of $0.03 million and a reclassification of warrant liability fair market value of $0.9 million and $0.8 million, for Series C and D-1 respectively, as of the exercise date.

(2)	Exercise of warrants for gross proceeds of $0.1 million and a reclassification of warrant liability fair market value of $8.1 million as of the exercise date.

The accompanying notes are an integral part of these consolidated financial statements.

ROBLOX CORPORATION

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT—CONTINUED

(Amounts in thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Non- controlling Interest	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2018	324,303	187,191	157,872	16	54,871	(8)	(194,772)	—	(139,893)
Issuance of common stock upon exercise of stock options (unaudited)	—	—	7,903	1	2,620	—	—	—	2,621
Issuance of warrants in connection with intangible asset purchase	—	—	—	—	482	—	—	—	482
Stock-based compensation (unaudited)	—	—	—	—	11,696	—	—	—	11,696
Accumulated Other Comprehensive Income (unaudited)	—	—	—	—	—	16	—	—	16
Capital contribution from minority interest holder (unaudited)	—	—	—	—	25,500	—	—	24,500	50,000
Cumulative translation adjustments (unaudited)	—	—	—	—	—	3	—	3	6
Net loss (unaudited)	—	—	—	—	—	—	(46,338)	25	(46,313)

Balance at September 30, 2019 (unaudited)	324,303	187,191	165,775	17	95,169	11	(241,110)	24,528	(121,385)

The accompanying notes are an integral part of these consolidated financial statements.

ROBLOX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
Cash flows from operating activities:
Consolidated net loss	$(97,176)	$(86,130)	$(46,313)	$(205,858)
Adjustments to reconcile net loss including noncontrolling interests to net cash provided by (used in) operations:
Allowance for doubtful accounts	99	42	(4)	1,271
Depreciation and amortization	11,941	27,664	19,179	30,232
Stock-based compensation expense	36,310	17,634	11,696	58,631
Change in fair value of warrants	4,280	1,190	94	1,890
Accretion and amortization on marketable securities	(757)	(735)	(664)	—
Changes in operating assets and liabilities:
Accounts receivable	(5,299)	(40,092)	(2,587)	(67,184)
Accounts payable	1,284	(113)	(1,776)	6,163
Prepaid expenses and other current assets	(4,954)	(10,268)	(10,941)	(3,549)
Other assets	(1,087)	339	151	1,359
Developer exchange liability	10,292	12,897	132	15,825
Accrued expenses and other current liabilities	(583)	10,719	4,810	10,430
Other long-term liability	5,191	11,415	8,341	2,221
Deferred revenue	187,244	208,086	109,373	656,071
Deferred cost of revenue	(45,747)	(53,463)	(28,854)	(162,166)

Net cash provided by operating activities	101,038	99,185	62,637	345,336

Cash flows from investing activities:
Acquisition of property and equipment	(66,072)	(84,729)	(56,676)	(52,713)
Purchases of short-term investments	(104,078)	(89,601)	(71,532)	(5,991)
Maturities of short-term investments	87,000	90,000	83,000	54,000

Net cash used in investing activities	(83,150)	(84,330)	(45,208)	(4,704)

Cash flows from financing activities:
Proceeds from issuance of preferred stock for warrant exercises	32	—	—	147
Proceeds from issuance of common stock	2,107	3,112	2,642	9,654
Net proceeds from issuance of preferred stock	149,638	—	—	149,669
Capital contribution from noncontrolling interest holder	—	50,000	50,000	—

Net cash provided by financing activities	151,777	53,112	52,642	159,470

Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	12	6	51

Net increase in cash, cash equivalents and restricted cash	169,665	67,979	70,077	500,153
Cash, cash equivalents, and restricted cash
Beginning of year	63,849	233,514	233,514	301,493

End of year	$233,514	$301,493	$303,591	$801,646

Reconciliation to the balance sheet:
Cash and cash equivalents	227,647	301,493	303,591	801,646
Restricted cash	5,867	—	—	—

Total cash, cash equivalents, and restricted cash	$233,514	$301,493	$303,591	$801,646

Supplemental disclosure of cash flow information:
Cash paid for interest	—	—	—	—
Cash paid for income taxes	—	—	—	—

Supplemental disclosure of noncash investing activities:
Property and equipment additions in accounts payable and accrued expenses	$18,585	$12,169	$17,556	$23,482

The accompanying notes are an integral part of these consolidated financial statements.

ROBLOX CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(information as of September 30, 2020 and for the nine months ended September 30, 2019 and September 30, 2020 is unaudited)

1.	Overview and Summary of Significant Accounting Policies

Organization and Description of Business—Roblox Corporation, or the Company, was incorporated under the laws of the state of Delaware in March 2004. The Company operates a human co-experience platform, or the Platform, or Roblox Platform, where users interact with each other to explore and develop immersive, user-generated, 3D experiences. Upon signing up for Roblox, a user personalizes their unique Roblox identity, or avatar. Users are then free to immerse themselves in experiences on Roblox and can acquire experience-specific enhancements or avatar items in our Avatar Marketplace using the virtual currency, or Robux. Any user can be a developer or creator on our platform. Developers build experiences published on Roblox and can earn Robux through microtransactions in their experiences, through engagement-based payouts, and by selling virtual items in the Roblox virtual economy.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and subsidiaries over which the Company has control. All intercompany transactions and balances have been eliminated. The consolidated financial statements include 100% of the accounts of wholly owned and majority owned subsidiaries, and the ownership interest of minority investors is recorded as noncontrolling interest.

Basis of Presentation—The accompanying consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and include the accounts of the Company and its subsidiaries. The Company’s fiscal year ends on December 31.

Unaudited Interim Consolidated Financial Information—The accompanying interim consolidated balance sheet as of September 30, 2020 and the consolidated statements of operations, of comprehensive loss, and of cash flows for the nine months ended September 30, 2019 and 2020, the consolidated statements of convertible preferred stock and stockholders’ deficit for the nine months ended September 30, 2019 and 2020, and the related footnote disclosures are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments necessary to state fairly the Company’s financial position as of September 30, 2020 and its results of operations and cash flows for the nine months ended September 30, 2019 and 2020; and the consolidated statements of convertible preferred stock and stockholders’ deficit for the nine months ended September 30, 2019 and 2020. The financial data and the other information disclosed in these notes to the consolidated financial statements related to these nine month periods are unaudited. The results for the nine months ended September 30, 2020 are not necessarily indicative of the results expected for the full year ending December 31, 2020 or any future period.

Unaudited Pro Forma Balance Sheet Information and Pro Forma Net Loss Per Share—The accompanying unaudited pro forma consolidated balance sheet assumes all shares of the Company’s convertible preferred stock had automatically converted into 349,522,440 shares of Class A common stock on a one-for-one basis as if such conversion had occurred on September 30, 2020.

The unaudited pro forma basic and diluted net loss per share for the fiscal year ended December 31, 2019 and nine months ended September 30, 2020 is computed to give effect to the conversion of the Company’s convertible preferred stock, preferred and common stock warrants into Class A common stock as though the conversion had occurred as of the beginning of the period or on the date of issuance, if later.

Use of Estimates—The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, the estimated average playing period of a paying user that we use for revenue recognition, useful lives of property and equipment, accrued liabilities (including accrued developer exchange fees), valuation of deferred tax assets and liabilities, stock-based compensation and evaluation of recoverability of long-lived assets. Actual results may differ materially from such estimates. Management believes that the estimates, and judgments upon which they rely, are reasonable based upon information available to them at the time that these estimates and judgments are made. To the extent that there are material differences between these estimates and actual results, the Company’s consolidated financial statements will be affected.

The novel coronavirus, or COVID-19, pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions. The full extent to which the COVID-19 pandemic will directly or indirectly impact the global economy, the lasting social effects, and impact on the Company’s business, results of operations, and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted. As of the date of issuance of the financial statements, the Company is not aware of any specific event of circumstance related to COVID-19 that would require it to update its estimates or judgments or adjust the carrying value of its assets or liabilities. Actual results could differ from those estimates and any such differences may be material to the consolidated financial statements. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods.

Foreign Currency Transactions—The functional currency of the Company’s international subsidiaries is the U.S. dollar, with the exception of a Chinese subsidiary wholly owned by Roblox China Holding Corp., as discussed in Note 10. Assets and liabilities are translated to U.S. dollars at the period-end exchange rate. Revenues and expenses are translated using the average exchange rate for the period. The effects of foreign currency translation are included in stockholders’ deficit as a component of accumulated other comprehensive loss in the accompanying consolidated balance sheets and periodic movements are summarized as a line item in the consolidated statements of comprehensive loss.

Stock Split—On January 31, 2020, the Company’s board of directors approved an amendment to its certificate of incorporation to effect a split of shares of the issued and outstanding common stock and convertible preferred stock at a 2-for-1 ratio. The stock split was approved by the Company’s stockholders and effected on January 31, 2020.

All issued and outstanding shares of common stock and convertible preferred stock, dividend rates, conversion rates, options to purchase common stock, exercise prices, and the related per-share amounts contained in these consolidated financial statements have been adjusted to reflect these stock splits for all periods presented.

Segments—The Company operates as a single operating segment. The chief operating decision maker of the Company is its Chief Executive Officer, who makes resource allocation decisions and assesses performance based on financial information presented on a consolidated basis, accompanied by disaggregated information of our revenue. Accordingly, the Company has determined that it has a single reportable segment and operating segment structure.

Revenue Recognition

Revenue Recognition Policy

In accordance with ASC 606, Revenue from Contracts with Customers, revenue is recognized when control of the service is transferred to the customer. The amount of revenue recognized reflects the consideration that we expect to be entitled to in exchange for these services. To achieve the core principle of this standard, we determine revenue recognition by:

•	identifying the contract, or contracts, with the customer;

•	identifying the performance obligations in the contract;

•	determining the transaction price;

•	allocating the transaction price to performance obligations in the contract; and

•	recognizing revenue when, or as, we satisfy performance obligations by transferring the promised services.

We generate substantially all of our revenue through the Roblox Platform, based on the direct sale of Robux to users.

Roblox Platform

Users can purchase Robux as one-time purchases or through monthly subscriptions via mobile payments, credit cards, or prepaid cards. Payments from users are non-refundable and relate to non-cancellable contracts for a fixed price that specify our obligations. Revenue is recorded net of taxes, assessed by a government authority that are both imposed on and concurrent with specific revenue transactions between us and our users, and estimated chargebacks.

Users primarily use Robux to acquire digital items (i.e., virtual goods) on the Roblox Platform, including but not limited to avatar features and virtual items and services.

For the sale of Robux for which the Company receives consideration, the Company concluded that its obligation to its users is to continue to make available the virtual currency, associated virtual goods, and the online experience (which is collectively a single performance obligation comprised of an integrated and enhanced online experience) over the time period for which the user is estimated to access the Platform. Within the integrated and enhanced online experience the Company categorizes the virtual goods that are part of the experience as either consumable or durable. Consumable virtual goods represent goods that can be consumed by a specific user action. Durable virtual goods represent virtual goods that are accessible to the player over an extended period. Because the Company does not have the ability to differentiate revenue attributable to consumable virtual goods from durable virtual goods and because the virtual goods are generally not tied to a particular game or experience within the Roblox Platform, the Company recognizes revenue on the sale of consumable and durable virtual goods within the Roblox Platform on a straight-line basis ratably over the average lifetime of a paying user, which is the period over which control of the online experience transfers to its users (i.e., when its users simultaneously receive and consume the benefit of its services).

The average lifetime of a paying user estimate is calculated based on historical monthly retention data for each user cohort to project future participation on the Platform and is currently estimated to be 23 months. Determining the estimated average lifetime of a paying user is subjective and requires management’s judgment. The Company considers results from prior analyses and trends in the activity of the Company’s recent user cohorts in determining the estimated average lifetime of a paying user. The Company believes this estimate is the best representation of the time period during which our paying users access and benefit from the online enhanced experience on the Roblox Platform.

Principal Agent Considerations

The Company evaluates the sales of Robux via third-party payment processors to determine whether its revenues should be reported gross or net of fees either retained by the payment processor or paid to the developers and creators (Developer Exchange Fees). The nature of the Company’s promise to users is to provide an integrated and enhanced online experience whereby users hold and use virtual currency that can purchase virtual goods that can (and are designed to) be used across multiple games or experiences contributed by multiple developers and creators. The Company integrates all content contributed by developers into the platform and uses the platform to provide users (customers) a single integrated online experience that is transferred by the Company directly to users. As we obtain control of the contributed content, which is integrated into the platform that is used to transfer the enhanced online experience to users, the Company records revenue gross as a principal and records fees paid to payment processors and Developer Exchange Fees as an expense.

Other Revenue

Other revenue primarily consists of revenue from advertising, licenses, and royalties. The Company recognizes revenue based on the performance obligations of the underlying agreements, in an amount that reflects the consideration that the Company expects to be entitled to.

Refer to Note 2 for further information, including disaggregation of revenue, contract balances, and changes in deferred revenue during the period.

Cost of Revenue—Cost of revenue primarily consists of payment processing fees charged by various distribution channels.

Deferred Cost of Revenue—The Company defers contract costs that are direct and incremental to obtaining user contracts (i.e., sale of Robux). Deferred cost of revenue primarily consists of payment processing fees charged by third-party payment processors. Payment processing fees for initial contracts are commensurate with subsequent sales, and as a result, are amortized over the average lifetime of a paying user in proportion to the revenue recognized. The Company classifies deferred cost of revenue as short-term or long-term based on when the Company expects to recognize the expense. Short-term and long-term deferred cost of revenue are included on the Company’s consolidated balance sheets. Deferred cost of revenue are periodically reviewed for impairment.

Concentration of Credit Risk and Significant Customers—Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivables. Cash and cash equivalents are deposited with high quality financial institutions and may, at times, exceed federally insured limits. Management believes that the financial institutions that hold the Company’s deposits are financially credit worthy and, accordingly, minimal credit risk exists with respect to those balances. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal interest rate risk.

The Company provides credit, in the normal course of business, to various customers, performs ongoing credit evaluations of its customers, and maintains allowances for potential credit losses on customers’ accounts when deemed necessary. The Company has not experienced any material credit losses to date.

The Company uses various distribution channels to collect and remit payments from users. As of December 31, 2018 and 2019, and September 30, 2020 (unaudited), two distribution channels accounted for 53%, 56%, and 65% of our accounts receivable, respectively. One distribution channel accounted for 24%, 28%, and 50% of our accounts receivable as of December 31, 2018 and 2019, and

September 30, 2020 (unaudited), respectively. A second distribution channel accounted for 29%, 28%, and 15% of our accounts receivable as of December 31, 2018 and 2019, and September 30, 2020 (unaudited), respectively.

One distribution channel processed 29% and 30% of our overall revenue transactions for the years ended December 31, 2018 and 2019, respectively, and 30% and 34% of our overall revenue transactions for the nine months ended September 30, 2019 and 2020 (unaudited), respectively. A second distribution channel processed 18% and 18% of our overall revenue transactions for the years ended December 31, 2018 and 2019, respectively, and 17% and 18% of our overall revenue transactions for the nine months ended September 30, 2019 and 2020 (unaudited), respectively.

Fair Value Hierarchy—Assets and liabilities recorded at fair value in the consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, which are directly related to the amount of subjectivity, associated with the inputs to the valuation of these assets or liabilities are as follows:

Level 1—Inputs that are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Inputs (other than quoted prices included in Level 1) that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities and which reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Cash, Cash Equivalents and Restricted Cash—Cash and cash equivalents primarily consisted of cash in hand, money market instruments, and U.S. Treasuries with maturities of 90 days or less from the date of purchase.

Restricted cash consists of cash deposited with financial institutions as collateral for the Company’s obligations under its facility leases. These restricted cash balances have been excluded from our cash and cash equivalents balance and are classified as restricted cash on our consolidated balance sheets. As of December 31, 2019 and September 30, 2020, there was no restricted cash balance.

Short-Term Investments—The Company determines the appropriate classification of its investments at the time of purchase and reevaluates such determination at each balance sheet date based on their maturities and the Company’s reasonable expectation with regard to those securities (i.e., expectations of sales and redemptions). Based on our intentions regarding our short-term investments, all short-term investments are classified as available-for-sale and are reported at fair value, which is based on quoted market prices for such securities, if available, or based on quoted market prices of financial instruments with similar characteristics. Unrealized gains and losses recorded as a separate component of other comprehensive loss, net of income taxes. The Company periodically reviews whether its securities may be other-than-temporarily impaired, including whether or not (i) the Company has the intent to sell the security or (ii) it is more likely than not that the Company will be required to sell the security before its anticipated recovery. If one of these factors is met, the Company will record an impairment loss associated with its impaired investment. Realized gains and losses and other-than-temporary impairments, if any, on available-for-sale securities are recognized upon sale and are included in other income (expense), net in the consolidated statements of operations.

Accounts Receivable and Related Allowance—Accounts receivable represent amounts due to us based on contractual obligations with our customers. In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, it records a specific allowance as a reduction to the accounts receivable balance to reduce it to its net realizable value. In addition, the Company holds a reserve for chargebacks based on historical data and current trends and projections.

Property and Equipment—Net—Property and equipment are recorded at historical cost less accumulated depreciation and amortization. Depreciation and amortization is recorded on a straight line basis over the estimated useful lives of the assets.

Property and Equipment	Useful Life
Servers and related equipment	5 years
Computer hardware and software	2 - 5 years
Furniture and fixtures	2 years
Other intangible assets	5 years
Leasehold improvements	Shorter of 10 years or life of lease

Software Development Costs—The Company incurs costs related to developing the Roblox Platform and related support systems.

The Company capitalizes development costs when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Development costs meeting the Company’s capitalization criteria were not material during the periods presented.

Impairment of Long-Lived Assets—The Company periodically evaluates the carrying value of long-lived assets to be held and used when indicators of impairment exist. The carrying value of a long-lived asset to be held and used is considered impaired when the estimated separately identifiable undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the estimated cash flows discounted at a rate commensurate with the risk involved. No impairment charges have been recorded during 2018 and 2019, and the nine months ended September 30, 2020 (unaudited).

Developer Exchange Fees—The Company has established an incentive program for developers and creators to build and operate virtual worlds within the Roblox environment. Developers and creators may charge other users virtual currency to participate in their world. Under certain conditions as outlined in the agreement with developers and creators, such as earning a minimum amount of Robux, having a verified account, and an account in good standing; and in compliance with applicable law, these developers and creators can receive a cash payout based on the amount of accumulated earned Robux from other users. The Company records the expense and liability associated with this program on the accompanying consolidated statements of operations and balance sheet, respectively.

Infrastructure and Trust & Safety—Infrastructure and trust & safety consists primarily of expenses related to the operation of our data centers and technical infrastructure in order to deliver our platform to our users. Infrastructure expenses also include personnel costs and allocated overhead for employees and team members whose primary responsibilities relate to supporting our infrastructure and trust & safety initiatives.

Research and Development— Research and development costs are expensed as incurred and consist primarily of personnel costs and allocated overhead.

Stock-Based Compensation—The Company follows the fair value recognition provisions of ASC 718-10, Compensation—Stock Compensation. The fair value of each stock option is estimated on the date of grant using the Black-Scholes option valuation model. The Company recognizes compensation costs for all stock-based compensation awards that are expected to vest on a straight-line basis over the requisite service period of the awards, which is generally the option’s vesting period. Stock-based compensation expense is recorded net of forfeitures as they occur.

The Company generally grants stock options to its employees and non-employees for a fixed number of shares with an exercise price equal to the fair value of the shares at date of grant. All stock option grants are accounted for using the fair value method and stock-based compensation is recognized as the underlying options vest.

Net Loss Per Share—Basic and diluted net loss per share attributable to common stockholders is computed in conformity with the two-class method required for participating securities. The Company considers all series of its convertible preferred stock to be participating securities as the holders of such stock have the right to receive nonforfeitable dividends on a pari passu basis in the event that a dividend is paid on common stock. Under the two-class method, the net loss attributable to common stockholders is not allocated to the convertible preferred stock as the preferred stockholders do not have a contractual obligation to share in the Company’s losses.

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by giving effect to all potentially dilutive common stock equivalents to the extent they are dilutive. For purposes of this calculation, convertible preferred stock, stock options, restricted stock awards, convertible preferred stock warrants, and common stock warrants are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive for all periods presented.

Income Taxes—The Company accounts for income taxes using the asset and liability method. Deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefit for which the future realization is uncertain.

The tax effects of a position are recognized only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments, and which may not accurately anticipate actual outcomes.

Recent Accounting Pronouncements

As an “emerging growth company,” the Jumpstart Our Business Startups Act, or JOBS Act, allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

Issued and Adopted—In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2014-09, “Revenue from Contracts with Customers (Topic 606) (ASU 2014-09)”, or ASC 606. ASC 606 requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. It also states that an entity should recognize as an asset the incremental costs of obtaining a contract that the entity expects to recover and amortize that cost over a period consistent with the period over which the transfer to the customer of the underlying good or services occurs. ASC 606 requires more detailed disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customer.

The Company elected to adopt ASC 606 on January 1, 2019 utilizing the full retrospective method of transition. Accordingly, the consolidated financial statements for the years ended December 31, 2018 and 2019 and the unaudited interim consolidated financial statements for the nine months ended September 30, 2019 and 2020 are presented under ASC 606. The adoption of the new standard did not have a material impact on the Company’s consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash,” which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. On January 1, 2018, the Company adopted this standard and applied it retrospectively. Restricted cash is included with “Cash and cash equivalents” when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

In June 2018, the FASB issued ASU 2018-07, “Improvements to Nonemployee Share-Based Payment Accounting” intended to simplify aspects of share-based compensation issued to non-employees by making the guidance consistent with the accounting for employee share-based compensation. The guidance is effective for annual reporting periods beginning after December 15, 2018. The Company adopted the guidance on January 1, 2019, the effective date noting the adoption of the new guidance did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.” This new guidance removes certain disclosure requirements related to the fair value hierarchy, modifies existing disclosure requirements related to measurement uncertainty and adds new disclosure requirements. The new disclosure requirements include disclosing the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. This new guidance was effective for the Company beginning on January 1, 2020 and did not have a material impact on the Company’s consolidated financial statements.

Issued but Not Yet Adopted—In February 2016, the FASB issued ASU No. 2016-02, “Leases,” which would require lessees to put all leases on their balance sheets, whether operating or financing, while continuing to recognize the expenses on their income statements in a manner similar to current practice. The guidance states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-of-use asset for the right to use the underlying asset for the lease term. In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606)”

and “Leases (Topic 842): Effective Dates for Certain Entities,” which defers the effective date of ASU 2016-02 for non-public entities to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The guidance will be effective for the Company beginning January 1, 2022 to the extent the Company remains an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, and early adoption is permitted. The Company is currently evaluating the effect that ASU 2016-02 will have on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for the Company beginning January 1, 2023, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2016-13 will have on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-15, “Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract,” which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The new standard requires capitalized costs to be amortized on a straight-line basis generally over the term of the arrangement, and the financial statement presentation for these capitalized costs would be the same as that of the fees related to the hosting arrangements. The guidance will be effective for the Company beginning January 1, 2021, and interim periods in fiscal years beginning January 1, 2022. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2018-15 will have on its consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which simplifies the accounting for income taxes by removing a variety of exceptions within the framework of ASC 740. These exceptions include the exception to the incremental approach for intraperiod tax allocation in the event of a loss from continuing operations and income or a gain from other items (such as other comprehensive income), and the exception to using general methodology for the interim period tax accounting for year-to-date losses that exceed anticipated losses. The guidance will be effective for the Company beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2019-12 will have on its consolidated financial statements and related disclosures.

2.	Revenue from Contracts with Customers

Disaggregation of Revenue

Revenue by Geographic Area

The following table summarizes revenue by region based on the billing country of users:

	Year Ended December 31,				Nine Months Ended September 30,
	2018		2019		2019		2020
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					(unaudited)
	(in thousands, except percentages)
United States and Canada	$238,115	76%	$351,031	72%	$253,154	73%	$409,541	70%
Europe	42,557	14	79,080	16	55,698	16	105,623	17
Asia-Pacific, including Australia and New Zealand	20,061	6	35,833	7	25,301	7	45,281	8
Rest of world	12,040	4	22,279	5	15,735	4	28,230	5

Total	$312,773	100%	$488,223	100%	$349,888	100%	$588,675	100%

Contract Balances and Deferred Revenue

The Company receives payments from its users based on the payment terms established in its contracts. Such payments are initially recorded to deferred revenue and are recognized into revenue as the Company satisfies its performance obligations. Further, payments made by the Company’s users are collected by payment processors and remitted to us generally within 30 days.

Deferred revenue mostly consists of payments we receive from users in advance of revenue recognition. The increase in the deferred revenue balances for the year ended December 31, 2019 and September 30, 2020 was driven by cash payments from users in advance of satisfying our performance obligations, offset by $322.6 million and $372.7 million, respectively, of revenue recognized that was included in the current portion deferred revenue balance at the beginning of the periods.

As of December 31, 2019 and September 30, 2020, the aggregate amount of revenue allocated to unsatisfied performance obligations is included in our deferred revenue balances. As of December 31, 2019 and September 30, 2020 (unaudited), the Company expects to recognize $465.8 million and $904.3 million, respectively, as revenue over the next 12 months, and the remainder thereafter.

As mentioned above, the Company bills in advance of our performance obligations and as such, does not have unbilled receivables.

3.	Fair Value Measurements

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s financial instruments consist of Level 1 assets and Level 3 liabilities. Level 1 assets include highly liquid money market funds and overnight repurchase agreements that are included in cash, cash equivalents and restricted cash, and U.S. treasuries that are included as short-term investments. Level 3 liabilities include warrant liabilities as the determination of fair value includes various assumptions about the future activities of the Company’s stock prices and the historical volatility of similar publicly traded companies.

The Company has not changed the method in which it values the liabilities that are measured at fair value using Level 3 inputs. There were no transfers of financial assets or liabilities into or out of Level 1, Level 2, or Level 3 during the years ended December 31, 2019 and 2020, or the nine months ended September 30, 2020 (unaudited).

A summary of assets and liabilities, related to our financial instruments, measured at fair value on a recurring basis, is set forth below (in thousands):

		Fair Value
		December 31,
Financial Instrument	Fair Value Hierarchy	2018	2019	September 30, 2020
				(unaudited)
Financial Assets:
Money Market funds classified as cash and cash equivalents	Level 1	$224,348	$217,854	$288,645
U.S. Treasuries classified as short-term investments	Level 1	56,670	57,047	9,018
Money Market funds classified as restricted cash	Level 1	5,867	—	—
Financial liabilities:
Financial liabilities—warrant liability (including in other long-term liabilities)	Level 3	4,998	6,188	—

The Company has determined the fair value of all issued warrants at the issuance date using the Black-Scholes option pricing model and recorded a warrant liability on the consolidated balance sheets that is subsequently re-measured at each reporting period with changes being recorded as a component of other expense in the statement of operations.

The following table sets forth a summary of the changes in the estimated fair value of the Company’s warrant liability (in thousands):

Amount
Balance as of December 31, 2017	$2,428
Exercises in the period	(1,710)
Change in fair value of warrant liability	4,280

Balance as of December 31, 2018	4,998
Exercises in the period	—
Change in fair value of warrant liability	1,190

Balance as of December 31, 2019	6,188
Exercises in the period (unaudited)	(8,078)
Change in fair value of warrant liability (unaudited)	1,890

Balance as of September 30, 2020 (unaudited)	$—

4.	Other Balance Sheet Components

Short-term investments

The following tables summarize our amortized cost, gross unrealized gains and losses and fair value of our short-term investments (in thousands):

	December 31, 2018
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Loss	Aggregate Fair Value
Short-term investments—U.S. Treasury securities	$56,666	$—	$4	$56,670

Total short-term investments	$56,666	$—	$4	$56,670

	December 31, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Loss	Aggregate Fair Value
Short-term investments—U.S. Treasury securities	$57,043	$4	$—	$57,047

Total short-term investments—U.S. Treasury securities	$57,043	$4	$—	$57,047

	September 30, 2020 (unaudited)
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Loss	Aggregate Fair Value
Short-term investments—U.S. Treasury securities	$9,037	$—	$(19)	$9,018

Total short-term investments	$9,037	$—	$(19)	$9,018

Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,		September 30, 2020
	2018	2019
			(Unaudited)
Prepaid Expenses	$8,406	$11,547	$16,571
Other current assets	2,655	9,853	8,381

Total prepaid expenses and other current assets	$11,061	$21,400	$24,952

Property and equipment, net

Property and equipment, net, consisted of the following (in thousands):

	December 31,		September 30, 2020
	2018	2019
			(Unaudited)
Servers and related equipment	$102,843	$168,857	$223,730
Computer hardware and software	1,120	1,796	2,753
Furniture and fixtures	54	84	162
Leasehold improvement	9,261	13,213	26,620
Construction in progress	548	6,717	980
Other intangible assets	508	2,455	2,905

Total property and equipment	114,334	193,122	257,150
Less accumulated depreciation and amortization	(19,711)	(47,368)	(77,601)

Property and equipment—net	$94,623	$145,754	$179,549

Construction in progress includes costs mostly related to leasehold improvements related to the Company’s office buildings and network equipment infrastructure to support the Company’s data centers.

Depreciation expense is $11.9 million and $27.7 million for years ended December 31, 2018 and 2019, respectively. Depreciation expense is $19.2 million and $30.2 million for nine months ended September 30, 2019 and 2020 (unaudited), respectively.

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,		September 30, 2020
	2018	2019
			(Unaudited)
General accrued expenses	$12,028	$24,448	$33,712
Other current liability	5,006	12,003	16,619

Total accrued liabilities and other current liabilities	$17,034	$36,451	$50,331

Other long-term liabilities include $9.0 million, $19.8 million, and $22.0 million in deferred rent as of December 31, 2018 and 2019, and September 30, 2020 (unaudited), respectively, and $5.0 million and $6.2 million in warrant liability as of December 31, 2018 and 2019, respectively. There was no warrant liability outstanding as of September 30, 2020 (unaudited).

5.	Debt

In February 2019, the Company entered into an agreement for a revolving line of credit, with maximum borrowings of up to $50.0 million available under the revolving line of credit, due February 2020. Outstanding borrowings under the line of credit bear interest at 1.5% per annum. In February 2020, this credit facility was renewed for a one-year period. To date, no amounts have been borrowed under the revolving line of credit. The revolving line of credit agreement contains affirmative and negative covenants, including but not limited to maintaining minimum liquidity of $50.0 million at all times and certain limitations on liens and indebtedness. The Company was in compliance with all covenants associated with the revolving line of credit as of December 31, 2019, and as of September 30, 2020.

6.	Commitments and Contingencies

Lease Commitments—The Company leases office facilities and space for data center operations under operating leases expiring in various years through 2029. Certain of these arrangements have free or escalating rent payment provisions and optional renewal clauses. All of the Company’s leases are accounted for as operating leases.

Rent expense is recorded over the lease terms on a straight-line basis. Rent expense, net of sublease income, was $16.6 million and $28.8 million for years ended December 31, 2018 and 2019, respectively. Rent expense, net of sublease income, was $20.1 million and $31.6 million for nine months ended September 30, 2019 and 2020 (unaudited), respectively.

Purchase Obligations—As of December 31, 2019, and September 30, 2020 (unaudited), we had $19.7 million and $24.9 million, respectively, of non-cancellable contractual purchase obligations related primarily to the Company’s data center hosting providers and software vendors.

The following table summarizes the Company’s non-cancelable contractual commitments payments as of December 31, 2019 (in thousands):

	Purchase Commitments	Operating Leases	Total Commitments
2020	$6,385	$37,267	$43,652
2021	6,132	40,253	46,385
2022	4,178	39,401	43,579
2023	2,123	32,913	35,036
2024	734	22,629	23,363
Thereafter	183	75,458	75,641

Total minimum payments	$19,735	$247,921	$267,656

The following table summarizes the Company’s non-cancelable contractual commitments payments as of September 30, 2020 (unaudited) (in thousands):

	Purchase Commitments	Operating Leases	Total Commitments
Remainder 2020	$3,281	$11,909	$15,190
2021	12,082	49,445	61,527
2022	6,268	49,465	55,733
2023	2,324	41,537	43,861
2024	761	29,113	29,874
Thereafter	198	78,244	78,442

Total minimum payments	$24,914	$259,713	$284,627

Letters of Credit—The Company has letters of credit in connection with our operating leases. The Company has not drawn down from the letters of credit and had $5.9 million, $9.5 million, and $9.9 million available in aggregate as of December 31, 2018 and 2019, and September 30, 2020 (unaudited).

Legal Proceedings—The Company is and, from time to time, may in the future become, involved in other legal proceedings in the ordinary course of business. The Company currently believes that the outcome of any of these existing legal proceedings either individually or in the aggregate, will not have a material impact on the operating results, financial condition or cash flows of the Company. With respect to existing legal proceedings, the Company has either determined that the existence of a material loss is not reasonably possible or that it is unable to estimate a reasonably possible loss or range of loss. The Company may incur substantial legal fees, which are expensed as incurred, in defending against these legal proceedings.

Indemnifications—In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and defend an indemnified party for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third-party actions. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. To date, the Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. The Company has also entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by Delaware corporate law. The Company also currently has directors’ and officers’ insurance.

7.	Stockholders’ Deficit

Convertible Preferred Stock—The Company is authorized to issue 349.5 million shares of convertible preferred stock with a par value of $0.0001 per share.

At December 31, 2018 and 2019, and September 30, 2020 (unaudited), the following shares of convertible preferred stock were designated, issued and outstanding (in thousands):

December 31, 2018
Series	Shares		Per share price at issuance	Aggregate Liquidation Preference	Carrying Value of Preferred
	Authorized	Outstanding
A	28,000	28,000	$0.02	$560	$546
B	45,532	45,532	$0.03	1,070	1,054
C	95,290	95,290	$0.03	2,935	4,150
D	54,860	54,860	$0.04	2,175	2,122
D-1	44,707	43,133	$0.09	4,023	4,774
E	24,340	24,340	$1.03	25,000	24,906
F	33,149	33,149	$4.53	150,000	149,640

Total	325,877	324,303		$185,763	$187,192

December 31, 2019
Series	Shares		Per share price at issuance	Aggregate Liquidation Preference	Carrying Value of Preferred
	Authorized	Outstanding
A	28,000	28,000	$0.02	$560	$546
B	45,532	45,532	$0.03	1,070	1,054
C	95,290	95,290	$0.03	2,935	4,150
D	54,860	54,860	$0.04	2,175	2,122
D-1	44,707	43,133	$0.09	4,023	4,774
E	24,340	24,340	$1.03	25,000	24,906
F	33,149	33,149	$4.53	150,000	149,640

Total	325,877	324,303		$185,763	$187,192

September 30, 2020
Series	Shares		Per share price at issuance	Aggregate Liquidation Preference	Carrying Value of Preferred
	Authorized	Outstanding
A	28,000	28,000	$0.02	$560	$546
B	45,532	45,532	$0.03	1,070	1,054
C	95,290	95,290	$0.03	2,935	4,150
D	54,860	54,860	$0.04	2,175	2,122
D-1	44,707	44,707	$0.09	4,172	12,998
E	24,340	24,340	$1.03	25,000	24,906
F	33,149	33,149	$4.53	150,000	149,640
G	23,645	23,645	$6.34	150,000	149,669

Total	349,523	349,523		$335,912	$345,085

The rights, preferences, privileges and restrictions for Series A convertible preferred stock (Series A), Series B convertible preferred stock (Series B), Series C convertible preferred stock (Series C), Series D convertible preferred stock (Series D), Series D-1 convertible preferred stock (Series D-1), Series E convertible preferred stock (Series E), Series F convertible preferred stock (Series F), and Series G convertible preferred stock (Series G) (collectively, convertible preferred stock) are as follows:

Conversion Rights—All shares of convertible preferred stock are convertible into common stock at the option of the holder, without payment of additional consideration, at any time after the date of issuance. Each share of convertible preferred stock is convertible into one share of Class A common stock, subject to adjustment for stock splits, stock dividends, combinations, recapitalizations and the like, plus any declared but unpaid dividends. Each share of convertible preferred stock will automatically convert upon the closing of an initial public offering, in which the aggregate proceeds exceed $50.0 million; or with respect to the conversion of shares of Series D-1, Series E and Series F, the written consent of the holders of a majority of the outstanding shares of such series of convertible preferred stock, respectively, and with respect to the conversion of shares of Series G, the written consent of the holders of 71% of the outstanding shares of Series G.

Liquidation Preference—In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of shares of Series A, Series B, Series C, Series D, Series D-1, Series E, Series F, and Series G have liquidation preferences before any distribution or payment is made to the holders of shares of common stock and pari passu to each other at an amount equal to $0.02, $0.0235, $0.0308, $0.03965, $0.09328, $1.0271, $4.525 and $6.34381 per share, respectively, subject to appropriate adjustments for stock splits, stock dividends, combinations and other recapitalizations, for each outstanding share of convertible preferred stock, plus all declared and unpaid dividends. If the Company’s assets are insufficient to permit the payment to the holders of shares of convertible preferred stock in the full amounts to which they are entitled pursuant to the aforementioned liquidation preferences, then all assets and funds of the Company legally available for distribution will be distributed ratably among the holders of convertible preferred stock in proportion to the respective aggregate preferential amounts such holders would otherwise be entitled to receive if such amounts were paid in full. After payment of full liquidation preference, the remaining assets of the Company legally available for distribution will be distributed ratably to the holders of common stock.

Dividends Provisions—The holders of shares of Series A, Series B, Series C, Series D, Series D-1, Series E, Series F and Series G are entitled to receive dividends, prior and in preference to dividends declared on common stock, when and if declared by the Board of Directors, at the rate of $0.0016, $0.00188, $0.002464, $0.003172, $0.007463, $0.08217, $0.362 and $0.5075, respectively, per share per annum, as adjusted for stock splits, stock dividends, combinations, recapitalizations and the like. Dividends are non-cumulative and will be paid pro rata, on an equal priority, pari passu basis. As of December 31, 2018, and 2019, and September 30, 2020 (unaudited), no dividends have been declared.

Voting Rights—The holder of each share of convertible preferred stock shall have the right to one vote for each share of Class A common stock into which such convertible preferred stock could then be converted. The Company’s Board of Directors shall consist of five members. The holders of common stock, voting as a separate class, are entitled to elect one member of the Board of Directors; the holders of Series A and Series B, voting together as a single class, are entitled to elect one member of the Board of Directors; the holders of Series D, voting together as a single class, are entitled to elect one member of the Board of Directors; the holders of Series D-1, voting together as a single class, are entitled to elect one member of the Board of Directors; and the holders of convertible preferred stock and common stock, voting together as a single class on an as-converted basis, are entitled to elect the remaining member of the Board of Directors.

As long as at least 12.0 million shares of convertible preferred stock remain outstanding, as adjusted for stock splits, stock dividends, and recapitalizations, the Company must obtain approval from at least 50% of the holders of convertible preferred stock, voting together as a single class, in order to, among other things: effect a merger, consolidation or sale of assets where existing stockholders retain less than 50% of the voting stock of the surviving entity; restrict the rights of convertible preferred stock; change the authorized number of shares of common stock or convertible preferred stock; create a new class of stock with rights similar to or better than Series E, Series F, or Series G; repurchase common stock or convertible preferred stock other than shares subject to the right of repurchase by the Company; authorize a dividend with respect to convertible preferred stock or common stock; approve an amendment to the Certificate of Incorporation or Bylaws of the Company; or change the authorized number of directors.

As long as at least 5.0 million shares of Series D-1 remain outstanding, the Company must obtain majority approval of the then outstanding shares of Series D-1, voting as a separate class, in order to, among other things, change any rights of the shares of Series D-1.

As long as at least 5.0 million shares of Series E remain outstanding, the Company must obtain majority approval of the then outstanding shares of Series E, voting as a separate class, in order to, among other things, change any rights of the shares of Series E or change the number of authorized shares of Series E.

As long as at least 5.0 million shares of Series F remain outstanding, the Company must obtain majority approval of the then outstanding shares of Series F, voting as a separate class, in order to, among other things, change any rights of the shares of Series F or change the number of authorized shares of Series F.

As long as at least 5.0 million shares of Series G remain outstanding, the Company must obtain approval of the holders of at least 71% of the then outstanding shares of Series G, voting as a separate class, in order to, among other things, change any rights of the shares of Series G or change the number of authorized shares of Series G.

Redemption—The convertible preferred stock is not redeemable.

The Company classifies its convertible preferred stock outside of stockholders’ deficit because the shares are considered effectively redeemable upon a deemed liquidation event. During the periods presented, the Company did not adjust the carrying value of the convertible preferred stock to the deemed liquidation value of such shares as a qualifying liquidation event was not probable.

Common Stock —The Company’s amended and restated certificate of incorporation authorizes the issuance of Class A common stock and Class B common stock. As of September 30, 2020 (unaudited), the Company is authorized to issue 675.0 million shares of Class A common stock and 65.0 million shares of Class B common stock. Holders of Class A common stock and Class B common stock are entitled to dividends on a pro rata basis, when, as, and if declared by the Company’s board of directors, subject to the rights of the holders of the Company’s convertible preferred stock. Holders of Class A common stock are entitled to one vote per share, and holders of Class B common stock are entitled to 20 votes per share. Upon a Liquidation Event, as defined in the amended and restated certificate of incorporation, after payments are made to holders of the Company’s convertible preferred stock, any distribution of proceeds to common stockholders will be made on a pro rata basis to the holders of Class A common stock and Class B common stock. Each share of our Class B common stock is convertible into one share of our Class A common stock at any time and will convert automatically upon certain transfers and upon the earliest of (i) the date that is specified by the affirmative vote of the holders of two-thirds of the then-outstanding shares of Class B common stock, (ii) the date on which less than 30% of the Class B common stock that was outstanding on the date of this offering continues to remain outstanding, (iii) the date that is 15 years from the date of this offering, (iv) nine months after the death or permanent disability of Mr. Baszucki, or (v) nine months after the date that Mr. Baszucki no longer serves as our Chief Executive Officer or as a member of our board of directors. Class A common stock and Class B common stock is not redeemable at the option of the holder.

Class A and Class B common stock are referred to as common stock throughout the notes to the consolidated financial statements, unless otherwise noted.

The Company had reserved shares of common stock for future issuance as follows (in thousands):

	As of December 31,		As of September 30, 2020
	2018	2019
			(unaudited)
Stock options and RSUs outstanding	83,398	99,712	101,341
Amended and restated 2017 equity incentive plan	15,136	19,073	18,011
Outstanding stock warrants	1,580	1,833	260
Outstanding convertible preferred stock	324,303	324,303	349,523

Total	424,417	444,921	469,135

8.	Stock-based Compensation

In 2004, the Company approved the 2004 Incentive Stock Plan, or the 2004 Plan, under which the Board of Directors may grant incentive stock options to employees and nonqualified stock options to employees, directors and consultants.

Under the 2004 Plan, incentive and nonstatutory stock options may be granted at a price not less than fair value and 85% of the fair value, respectively (110% of fair value for incentive stock options granted to holders of 10% or more of voting stock). Fair value is determined by the Board of Directors. Options are exercisable over periods not to exceed 10 years (five years for incentive stock options granted to holders of 10% or more of the voting stock) from the date of grant. Generally, options vest over a four-year period.

In 2017, the Company approved the 2017 Incentive Stock Plan, or the 2017 Plan, under which the Board of Directors may grant nonstatutory stock options, stock appreciation rights, restricted stock, and restricted stock units, or RSUs, to service providers and incentive stock options to employees. The

Company predominantly grants stock options. The RSUs granted in the year ended December 30, 2019, and the nine months ended September 30, 2020 (unaudited) were not material.

Under the 2017 Plan, incentive and nonstatutory stock options may be granted at a price not less than fair value (110% of fair value for options issued to holders of 10% or more of voting stock). Stock appreciation rights may be granted at a price not less than fair value. Fair value is determined by the Board of Directors. Options are exercisable over periods not to exceed 10 years (five years for incentive stock options granted to holders of 10% or more of the voting stock) from the date of grant. Generally, options vest over a four-year period.

In 2018, two employees sold an aggregate of 1.6 million shares of the Company’s common stock to existing investors at a price above their estimated fair market value which resulted in us recording $1.2 million in stock compensation expense for the year ended December 31, 2018 for the difference between the price paid and the estimated fair market value on the date of the transactions.

In July 2018, in connection with our sale of the Series F convertible preferred stock, the purchasers of the Series F convertible preferred stock conducted a tender offer to acquire approximately 21.4 million shares of common and 15.0 million shares of convertible preferred stock from employees, former employees, and other existing investors. In connection with the tender offer, the Company waived any rights of first refusal or other transfer restrictions applicable to such shares. As a result of this transaction, the Company recorded a total of $25.2 million in stock-based compensation expense in the year ended December 31, 2018 for the difference between the price paid for shares held by the Company’s employees and former employee stockholders and the estimated fair market value on the date of the transaction.

In September 2019, the Company modified the terms of 29.2 million vested and unvested stock options, by extending the post-termination exercise period until the end of the three-year period after the holder’s service terminates (subject to earlier termination upon the original option expiration date) for those holders who have consented to the modification. There was no change to any of the other terms of the option awards. The modification resulted in an incremental value of $4.7 million being allocated to the options, of which $1.1 million was recognized to expense in 2019 based on options that were vested at the time of the modification and options that vested the remaining portion of 2019 post modification. The remaining incremental value of $3.6 million attributable to unvested options will be recognized over the remaining vesting term through October 2023.

In March 2020, in connection with the Company’s sale of the Series G convertible preferred stock, the purchasers of the Series G convertible preferred stock conducted a tender offer to acquire approximately 31.1 million shares of common and 24.0 million shares of convertible preferred stock from employees, former employees, and other existing investors. In connection with the tender offer, the Company waived any rights of first refusal or other transfer restrictions applicable to such shares. As a result of this transaction, we recorded a total of $35.2 million in stock-based compensation expense in the nine months ended September 30, 2020 (unaudited) for the difference between the price paid for shares held by our employees and former employee stockholders and the estimated fair market value on the date of the transaction.

Stock-based compensation expense included in the consolidated statements of operations data above was as follows (in thousands):

	December 31,		September 30,
	2018	2019	2019	2020
			(Unaudited)
Infrastructure and trust & safety	$3,046	$2,085	$1,324	$4,960
Research and development	25,691	9,695	6,320	25,903
General and administrative	4,426	3,347	2,359	22,248
Sales and marketing	3,147	2,507	1,693	5,520

Total stock-based compensation	$36,310	$17,634	$11,696	$58,631

The stock-based compensation expense related to options granted to non-employees for the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020 (unaudited) was not material.

Future stock-based compensation for unvested options granted and outstanding as of December 31, 2019 is $68.3 million to be recognized over a weighted-average remaining requisite service period of 3.2 years. Future stock-based compensation for unvested options granted and outstanding as of September 30, 2020 (unaudited) is $122.1 million to be recognized over a weighted-average remaining requisite service period of 3.3 years.

The following table summarizes stock option activity under the Plan:

		Options Outstanding
	Options Available for Grant	Number of Shares Subject to Options	Weighted- Average Exercise Price	Remaining Contractual Term (Years)	Aggregate Intrinsic Value
	(in thousands)	(in thousands)			(in thousands)
Balances as of December 31, 2017	12,167	84,243	$0.22
Authorized	25,998	—	—
Granted	(29,750)	29,750	2.16
Cancelled	6,725	(6,725)	0.64
Exercised	—	(23,873)	0.09

Balances as of December 31, 2018	15,140	83,395	$0.90	8.06	203,866
Authorized	29,114	—	—
Granted	(31,381)	31,381	3.38
Cancelled	6,199	(6,199)	2.10
Exercised	—	(8,895)	0.36

Balances as of December 31, 2019	19,072	99,682	$1.66	7.84	174,497
Authorized (unaudited)	18,875
Granted (unaudited)	(23,269)	23,269	4.73
Cancelled (unaudited)	3,363	(3,363)	2.23
Exercised (unaudited)		(18,528)	0.53

Balances as of September 30, 2020 (unaudited)	18,041	101,060	$2.55	8.01	269,965

Exercisable as of December 31, 2019		44,110	$0.62	6.55	123,034
Vested and expected to vest at December 31, 2019		99,682	$1.65	7.84	174,497
Exercisable as of September 30, 2020 (unaudited)		43,129	$1.21	6.86	172,439
Vested and expected to vest at September 30, 2020 (unaudited)		101,341	$2.55	8.01	269,965

The total weighted average grant date fair value of options granted was $1.21, $1.70, and $3.29 for the years ended December 31, 2018 and 2019, and for the nine months ended September 30, 2020 (unaudited), respectively.

The assumptions used in the Black-Scholes pricing model for stock-based compensation for the periods below were as follows:

	December 31,		September 30, 2020
	2018	2019
(Unaudited)
Risk-free interest rate	2.5% -3.1%	1.5% -1.72%	0.5% -1.8%
Expected volatility	37.7% - 40.8%	37.0% - 40.8%	35.4% - 39.8%
Dividend yield	—	—	—
Expected terns (in years)	6	6 - 7	7
Fair value of common stock	$1.22 - $3.35	$3.35 - $4.01	$4.61 - $7.92

Risk Free Interest Rate—The risk-free interest rate is estimated average interest rate based on U.S. Treasury zero-coupon notes with terms consistent with the expected term of the awards.

Expected Volatility—As the Company is privately held, there is no observable market for the Company’s common stock. Accordingly, expected volatility has been estimated based on the volatilities of similar publicly traded companies.

Dividend Yield—The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. Consequently, it used an expected dividend yield of zero.

Expected Term—Expected term represents the period that our stock-based awards are expected to be outstanding. The expected term assumptions are determined based on the vesting terms, exercise terms, and contractual lives of the options.

Fair value of underlying common stock—Because the Company’s common stock is not yet publicly traded, the Company must estimate the fair value of common stock. The Board of Directors considers numerous objective and subjective factors to determine the fair value of the Company’s common stock at each meeting in which awards are approved. The factors considered include, but are not limited to: (i) the results of contemporaneous independent third-party valuations of the Company’s common stock; (ii) the prices, rights, preferences, and privileges of the Company’s convertible preferred stock relative to those of its common stock; (iii) the lack of marketability of the Company’s common stock; (iv) actual operating and financial results; (v) current business conditions and projections; (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions; and (vii) precedent transactions involving the Company’s shares.

9.	Employee Benefit Plan

The Company sponsors a 401(k) defined contribution retirement plan for eligible employees. Under the plan, the Company is required to make a safe harbor contribution of 100% of the employee contributions on the first 3% and 50% of the next 2% for each employee, subject to a maximum total contribution mandated by the IRS. The Company made matching contributions in the amount of $2.0 million, $3.1 million, $1.9 million, and $3.2 million for December 31, 2018 and 2019, and September 30, 2019 and 2020 (unaudited), respectively.

10.	Joint Venture

In February 2019, the Company entered into a joint venture agreement with Songhua River Investment Limited, or Songhua, an affiliate of Tencent Holdings Ltd., or Tencent, to create Roblox China Holding Corp. (in which Roblox holds a 51% ownership interest). Songhua contributed $50 million in capital in exchange for 49% ownership interest. The business of the joint venture is (either directly or indirectly through the joint venture’s wholly owned subsidiaries) to engage in the development, localization and licensing to Tencent of the Roblox Platform for operation and publication as a game in China, and development, localization and licensing to creators of a Chinese version of the Roblox Studio and also develop and oversee relations with local Chinese developers

Pursuant to the terms of the agreements and ASC 810 “Consolidation,” the joint venture is consolidated with the Company because the Company maintains control through voting rights and the minority member of the joint venture does not have substantive participating rights, or veto rights. As a result, it was determined that the Company has control sufficient to consolidate the operations of the joint venture. The Company classifies the 49% ownership interest held by Songhua as noncontrolling interest on the consolidated balance sheet.

11.	Income Taxes

The Company is in a net loss position and no material income tax benefits or expense was recorded for the years ended December 31, 2018 and 2019.

The components of loss before income taxes were as follows (in thousands):

	Year Ended December 31,
	2018	2019
Domestic	$(97,173)	$(84,616)
Foreign	—	(371)

	$(97,173)	$(84,987)

The provision for income taxes consists of the following (in thousands):

	Year Ended December 31,
	2018	2019
Current provision:
Federal	$—	$—
State	3	9
Foreign	—	—
Deferred provision:
Federal	—	—
State	—	—
Foreign	—	—

Provision for income taxes	$3	$9

The provision for income taxes differs from the amount estimated by applying the statutory income (loss) before taxes as follows:

	December 31,
	2018	2019
Federal tax (benefit) at statutory rate	21%	21%
State tax (benefit) at statutory rate, net of federal benefit	2	2
Permanent differences	(0)	(3)
Research and development credits	3	4
Return to provision	3	(0)
Change in valuation allowance	(30)	(27)
Stock-base compensation	2	0
Change in statutory rate	0	2
Other	(0)	0

Provision for income taxes	0%	(1)%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table presents the significant components of the Company’s deferred tax assets for the periods presented (in thousands):

	2018	2019
Deferred tax assets:
Accruals	$1,069	$2,620
Intangibles	170	156
Deferred revenue	16,361	26,394
Net operating loss carryforwards	26,567	37,525
Tax credit carryforwards	6,112	9,035
Stock-based compensation	651	2,731
Other	1	69

Total gross deferred tax asset	50,931	78,530
Less: valuation allowance	(48,154)	(70,881)

Net deferred tax assets	$2,777	$7,649

Deferred tax liabilities:
Fixed Assets	(2,777)	(7,649)

Total deferred tax liabilities	$(2,777)	$(7,649)

Net deferred tax assets (liabilities)	$0	$0

The Company’s unrecognized tax benefits as of December 31, 2018 and 2019 are $6.1 million and $10.1 million, respectively. If recognized, none of the unrecognized tax benefits would impact income tax expense to the extent that the Company continues to maintain a full valuation allowance against its deferred tax assets.

Our policy is to recognize interest and penalties related to income taxes as components of interest expense and other expense, respectively. The Company did not accrue interest and penalties related to unrecognized tax benefits as of December 31, 2018 and 2019. The Company does not anticipate any significant change within twelve months of this reporting date.

The Company accounts for deferred taxes under ASC 740, Income Taxes, which requires a reduction of the carrying amounts of deferred tax assets by a valuation allowance if, based on available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the ASC 740 more-likely-than-not realization threshold criterion. This assessment considers matters such as future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. The evaluation of the recoverability of the deferred tax assets requires that we weigh all positive and negative evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax assets will not be realized. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. Due to our lack of U.S. earnings history, the net U.S. deferred tax assets have been fully offset by a valuation allowance.

The Company’s valuation allowance increased by $27.1 million in the year ended December 31, 2018, and increased by $22.7 million in the year ended December 31, 2019.

As of December 31, 2019, we had federal and state net operating loss carryforwards of $162.0 million and $54.3 million which begin to expire in 2024 and 2027, respectively. Of the $162.0 million of federal net operating losses, $88.8 million is carried forward indefinitely but is limited to 80% of taxable income.

As of December 31, 2019, we had U.S. federal and California research and development tax credits of approximately $9.9 million and $10.3 million, respectively. The federal research and development credits begin to expire in 2030, while California credits do not expire.

The Company is subject to taxation in the U.S. and various states, for which the statutes of limitations have not expired.

Internal Revenue Code Section 382, or Section 382, ownership change generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. The Company did experience one or more ownership changes in financial periods ending on or before December 31, 2018. In this regard, the Company has determined that based on the timing of the ownership change and the corresponding Section 382 limitations, none of its net operating losses or other tax attributes appear to expire subject to such limitation.

The 2017 Tax Cuts and Jobs Act (Tax Act) imposed a mandatory transition tax on accumulated foreign earnings and generally eliminated U.S. taxes on foreign subsidiary distribution. As a result, accumulated earnings in foreign jurisdictions are available for distribution to the U.S. without incremental U.S. taxes. However, ASC 740-30, Other Considerations or Special Areas, is still applicable when considering other taxes such as foreign income tax, withholding taxes, and state income taxes. Therefore, the Company continues to evaluate whether its foreign earnings are indefinitely reinvested. As of December 31, 2019, the Company intends to indefinitely reinvest the undistributed earnings of its foreign subsidiaries. Foreign withholding taxes have not been provided for the cumulative undistributed earnings of the Company’s foreign subsidiaries as the Company’s intention is to permanently reinvest such earnings.

The Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, was enacted on March 27, 2020 in the U.S. The CARES Act and related notices include several significant provisions, including delaying certain payroll tax payments, mandatory transition tax payments under the Tax Cut and Jobs Act, and estimated income tax payments that we are deferring to future periods. The Company is continuing to monitor and assess the impact the CARES Act and similar legislation in other countries may have on its business and financial results. The Company does not currently expect the CARES Act to have a material impact on its financial results, and it did not have a material impact on the Company’s provision for income taxes for the nine months ended September 30, 2020 (unaudited).

12.	Net Loss Per Share and Unaudited Pro Forma Net Loss per Share

The following table presents the calculation of basic and diluted net loss per share (in thousands, except per share data):

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
Basic and diluted net loss per share
Numerator
Net loss	$(97,176)	$(86,130)	$(46,313)	$(205,858)
Less: net loss attributable to noncontrolling interest	—	(146)	25	(2,641)

Net loss attributable to our common shareholders	$(97,176)	$(85,984)	$(46,338)	$(203,217)

Denominator
Weighted-average common shares used in per share computation, based and diluted	147,278	163,051	162,009	177,771

Net loss per share, basic and diluted	$(0.66)	$(0.53)	$(0.29)	$(1.14)

The potential shares of common stock that were excluded from the computation of diluted net loss per share for the period presented because including them would have been anti-dilutive are as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
			(unaudited)
Stock options and RSUs outstanding	83,398	99,712	86,377	101,341
Outstanding stock warrants	1,580	1,833	1,773	260
Outstanding convertible preferred stock	324,303	324,303	324,303	349,523

Total	409,281	425,848	412,453	451,124

The following table presents the calculation of unaudited pro forma basic and diluted net loss per share (in thousands, except per share data):

	Year Ended December 31, 2019	Nine Months Ended September 30, 2020
		(unaudited)
Numerator:
Net loss attributable to our common shareholders	$(85,984)	$(203,217)
Less: change in fair value of convertible preferred stock warrant liability	(1,190)	(1,890)

Pro forma net loss	$(84,794)	$(201,327)

Denominator:
Weighted-average common shares used in per share computation, basic and diluted	163,051	177,771
Pro forma adjustment to reflect conversion of convertible preferred stock	324,303	344,217
Pro forma adjustment to reflect conversion of convertible preferred and common stock warrants	1,649	629

Weighted-average shares used in computing pro forma and loss per share, basic and diluted	489,003	522,617

Pro forma net loss per share, basic and diluted	$(0.17)	$(0.39)

13.	Subsequent Events

For its consolidated financial statements as of December 31, 2019, the Company evaluated subsequent events through October 9, 2020, the date on which the consolidated financial statements were issued, for events requiring recording or disclosure in the consolidated financial statements for the year ended December 31, 2019. The Company has determined that all subsequent events requiring adjustment or disclosure are reflected in the notes of our consolidated financial statements.

14.	Subsequent Events (Unaudited)

For the nine months ended September 30, 2020, the Company evaluated subsequent events through November 12, 2020, the date on which these interim financial statements were issued.

In November 2020, the Company granted 2,042,753 RSUs to certain employees that vest upon the satisfaction of both a service-based vesting condition and a performance condition. The service-based vesting condition is typically satisfied over four years with a cliff vesting period of one year and continued vesting quarterly thereafter. The performance-based vesting condition for the RSUs is satisfied upon the occurrence of certain liquidity events. The RSU liquidity events are not deemed probable until consummated, and therefore, all stock-based compensation costs related to RSUs will remain unrecognized until the underlying performance condition is achieved. Upon the satisfaction of the underlying performance condition, stock-based compensation cost will be recorded based on the grant-date fair value of the RSUs over the vesting period.

                 Shares

Roblox Corporation

Class A Common Stock

Goldman Sachs & Co. LLC

Through and including                      (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee, and the exchange listing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification of the underwriters by us for certain liabilities arising under the Securities Act or otherwise.

Item 15.	Recent Sales of Unregistered Securities.

Since January 1, 2017, we have issued the following unregistered securities:

Preferred Stock Issuances

In February 2020, we sold an aggregate of 23,645,092 shares of our Series G convertible preferred stock at a purchase price of $6.34 per share to 11 accredited investors, for an aggregate purchase price of approximately $150.0 million.

Between June and July 2018, we sold an aggregate of 33,149,168 shares of our Series F convertible preferred stock at a purchase price of $4.53 per share to 12 accredited investors, for an aggregate purchase price of approximately $150.0 million.

In January 2017, we sold an aggregate of 24,340,380 shares of our Series E convertible preferred stock at a purchase price of $1.0271 per share to five accredited investors, for an aggregate purchase price of approximately $25.0 million.

Option and RSU Issuances

From January 1, 2017 to October 31, 2020, we granted to our directors, officers, employees, consultants and other service providers options to purchase an aggregate of 110,678,450 shares of our Class A common stock under our 2017 Equity Incentive Plan, or the 2017 Plan, at exercise prices ranging from $0.53 to $5.21 per share.

From January 1, 2017 to October 31, 2020, we granted to our directors, officers, employees, consultants and other service providers RSUs to purchase an aggregate of 29,894 shares of our Class A common stock under our 2017 Plan.

From January 1, 2017 to October 31, 2020, we issued and sold to our directors, officers, employees, consultants and other service providers an aggregate of 51,662,114 shares of our Class A common stock upon the exercise of stock options under our 2004 Stock Incentive Plan, or the 2004 Plan, at exercise prices ranging from $0.01 to $0.17 per share, for a weighted-average exercise price of $0.062 per share.

From January 1, 2017 to October 31, 2020, we issued and sold to our directors, officers, employees, consultants and other service providers an aggregate of 11,709,210 shares of our Class A common stock upon the exercise of stock options under our 2017 Plan at exercise prices ranging from $0.53 to $5.21 per share, for a weighted-average exercise price of $1.26 per share.

From January 1, 2017 to October 31, 2020, we issued and sold to our directors, officers, employees, consultants and other service providers an aggregate of 29,894 shares of our Class A common stock upon the settlement of RSUs under our 2017 Plan.

Warrant Issuances

In October 2019, we issued a warrant to purchase 60,000 shares of Class A common stock to an accredited investor with an exercise price of $3.41 per share.

Acquisitions and Strategic Transactions

In September 2019, in connection with an acquisition, we issued a warrant to purchase 200,000 shares of Class A common stock to an accredited investor with an exercise price of $3.41 per share. Under the terms of the warrant, an additional 64,000 shares of Class A common stock are exercisable under the warrant after September 30, 2020 with an exercise price of $3.41 per share.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16.	Exhibits and Financial Statement Schedules.

Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the registrant, as currently in effect.

3.2	Form of Amended and Restated Certificate of Incorporation of the registrant, to be in effect upon completion of this offering.

3.3^	Bylaws of the registrant, as amended, as currently in effect.

3.4	Form of Amended and Restated Bylaws of the registrant, to be in effect upon completion of this offering.

4.1*	Form of Class A common stock certificate of the registrant.

4.2^	Amended and Restated Investors’ Rights Agreement among the registrant and certain holders of its capital stock, dated as of February 27, 2020.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1+	Form of Indemnification Agreement between the registrant and each of its directors and executive officers.

10.3+*	2020 Equity Incentive Plan and related form agreements.

10.4+*	2020 Employee Stock Purchase Plan and related form agreements.

10.5+	Amended and Restated 2017 Equity Incentive Plan and related form agreements.

10.6+	2004 Incentive Stock Plan and related form agreements.

10.7*	Form of Class B Exchange Agreement between the registrant and certain stockholders

10.8+*	Form of Change in Control and Severance Agreement between the registrant and each of its executive officers.

10.9+*	Outside Director Compensation Plan

10.10+*	Confirmatory Offer Letter by and between the registrant and David Baszucki dated , 2020.

10.11+*	Confirmatory Offer Letter by and between the registrant and Craig Donato dated , 2020.

10.12+*	Confirmatory Offer Letter by and between the registrant and Michael Guthrie dated , 2020.

10.13+*	Confirmatory Offer Letter by and between the registrant and Barbara Messing dated , 2020.

10.14+*	Confirmatory Offer Letter by and between the registrant and Daniel Sturman dated , 2020.

10.15+*	Confirmatory Offer Letter by and between the registrant and Mark Reinstra dated , 2020.

10.16	Office lease agreement between the registrant and Franklin Templeton Companies, LLC, dated August 11, 2017, as amended

Exhibit Number	Description

10.17^	Credit Agreement, by and among the registrant and JPMorgan Chase Bank, N.A. dated February 14, 2019, as amended.

21.1*	List of subsidiaries of the registrant.

23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).

24.1*	Power of Attorney (included on page II-7).

*	To be filed by amendment. All other exhibits are submitted herewith.
^	Previously submitted.
+	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Mateo, California, on the          day of                     , 2020.

Roblox Corporation

By:
David Baszucki
Founder, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Baszucki, Michael Guthrie, and Mark Reinstra, and each one of them, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any new registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

David Baszucki	Founder, President, Chief Executive Officer and Chair (Principal Executive Officer)	, 2020

Michael Guthrie	Chief Financial Officer (Principal Financial Officer)	, 2020

Brett Tolley	Controller (Principal Accounting Officer)	, 2020

Gregory Baszucki	Director	, 2020

Christopher Carvalho	Director	, 2020

Anthony P. Lee	Director	, 2020

Andrea Wong	Director	, 2020